Filed Pursuant to Rule 424(b)(3)
Registration No. 333-172773

PROSPECTUS

Cedar Fair, L.P. (“Cedar Fair”), Canada’s Wonderland Company (“Cedar Canada”), and Magnum Management Corporation (“Magnum” and, collectively with Cedar Fair and Cedar Canada, the “Issuers”) offer to exchange all outstanding $405,000,000 aggregate principal amount of their 9 1/8% Senior Notes due 2018 (the “outstanding notes”) for an equal amount of 9 1/8% Senior Notes due 2018 (the “exchange notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), (such transaction, the “exchange offer”).

We are conducting the exchange offer in order to provide you with an opportunity to exchange your unregistered notes for freely tradable notes that have been registered under the Securities Act.

The Exchange Offer

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.

•	The exchange offer expires at 11:59 p.m., New York City time, on May 27, 2011, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

The Exchange Notes

•	The exchange notes are being offered in order to satisfy certain of our obligations under the registration rights agreement entered into in connection with the placement of the outstanding notes.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradable.

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Each of Cedar Fair’s wholly owned subsidiaries (other than Cedar Canada and Magnum) jointly and severally, irrevocably and fully and unconditionally guarantee, on a senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuers under the outstanding notes, exchange notes and the indenture governing the notes.

Resales of Exchange Notes

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The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national securities exchange.

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act, and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

See “Risk factors” beginning on page 20 of this prospectus for a discussion of certain risks that you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 2, 2011.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The prospectus may be used only for the purposes for which it has been published, and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.

ENFORCEMENT OF CIVIL LIABILITIES

Cedar Canada is organized under the laws of the Province of Nova Scotia, Canada. Certain assets of Cedar Canada are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon Cedar Canada or to enforce against Cedar Canada judgments obtained in the U.S. courts predicated upon civil liability provisions of the federal securities laws of the United States.

THERE IS DOUBT WHETHER PROCEEDINGS CAN SUCCESSFULLY BE PURSUED IN CANADIAN COURTS BASED UPON VIOLATIONS OF UNITED STATES FEDERAL SECURITIES LAWS FOR WHICH NO EQUIVALENT OR SIMILAR CLAIMS ARE AVAILABLE IN CANADIAN LAW. MOREOVER, DEPENDING ON THE CIRCUMSTANCES AND NATURE OF RELIEF

OBTAINED, THERE MAY ALSO BE DOUBT AS TO THE ENFORCEABILITY IN CANADIAN

COURTS OF JUDGMENTS OF UNITED STATES COURTS OBTAINED IN ACTIONS BASED UPON THE CIVIL LIABILITY PROVISIONS OF THE UNITED STATES FEDERAL SECURITIES LAWS OR OTHER LAWS OF THE UNITED STATES OR ANY STATE THEREOF OR THE EQUIVALENT LAWS OF OTHER JURISDICTIONS. THEREFORE, IT MAY NOT BE POSSIBLE SUCCESSFULLY TO ASSERT CERTAIN CLAIMS, OR ENFORCE JUDGMENTS OBTAINED IN CERTAIN UNITED STATES PROCEEDINGS, AGAINST CEDAR CANADA, ITS DIRECTORS AND OFFICERS NAMED IN THE PROSPECTUS.

MARKET AND INDUSTRY DATA

The market, industry and other similar data contained in this prospectus are generally estimates and are based on management’s knowledge of our business and markets and independent industry publications or other published independent sources, including Amusement Today, an international publication that covers amusement and water park news. While we believe that these estimates are reasonable, such data are subject to change and cannot always be verified due to the limits on the availability and reliability of raw data and uncertainties inherent in any statistical survey. We have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions relied on therein. As a result, you should be aware that any such market, industry and other similar data may not be reliable. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk factors” below. “PEANUTS” and “Snoopy” are registered trademarks of United Feature Syndicate, Inc. Other trademarks, service marks and trade names appearing in this prospectus and not mentioned as owned by us are the property of their respective owners.

SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before participating in the exchange offer. You should carefully read the entire prospectus, including the information presented under the heading “Risk factors” and the more detailed information in the historical financial statements and related notes presented elsewhere in this prospectus. Unless otherwise indicated or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “the Partnership,” and “the Company” refer to Cedar Fair and each of its consolidated subsidiaries and references to “the Issuers” refer to Cedar Fair, L.P., Canada’s Wonderland Company and Magnum Management Corporation and not any of their subsidiaries.

Our company

We are one of the largest regional amusement park operators in the world. We own and operate eleven amusement parks, including three of the 15 largest amusement parks in the United States based on 2009 attendance, six separately gated outdoor water parks, and five hotels, including one that has an indoor water park. Our amusement and water parks serve 13 of the 35 largest metropolitan statistical areas in the United States and more than 150 million people in their combined markets.

Our four largest parks by attendance are as follows:

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Cedar Point. Cedar Point, located on Lake Erie between Cleveland and Toledo in Sandusky, Ohio, is the largest seasonal amusement park in the United States, measured by the number of rides and attractions and the hourly ride capacity. Cedar Point has been voted the “Best Amusement Park in the World” for 13 consecutive years by Amusement Today’s international survey, and offers five of the top 25 steel roller coasters in the world, according to Amusement Today‘s 2010 survey. In addition to world-class thrill rides and family attractions, Cedar Point features four hotels, two marinas and an upscale campground.

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Knott’s Berry Farm. Knott’s Berry Farm, located near Los Angeles in Buena Park, California, is a year-round park that is renowned for its seasonal events, including one of the top rated Halloween events in the country, Knott’s Scary Farm. The park also features an adjacent 320-room, full-service hotel.

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Kings Island. Kings Island is a combination amusement and water park located near Cincinnati, Ohio, and is one of the largest seasonal amusement parks in the United States, measured by the number of rides and attractions and the hourly ride capacity. Kings Island features a children’s area that has been named the “Best Kids’ Area in the World” for ten consecutive years, according to Amusement Today, and its newest steel roller-coaster, Diamondback, was voted second best new ride for 2009 by Amusement Today.

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Canada’s Wonderland. Canada’s Wonderland is a combination amusement and water park located near Toronto, Canada, and is one of the most attended regional amusement parks in North America. Canada’s Wonderland contains more than 200 attractions, including 15 roller coasters, and hosts many cultural festivals each year.

Our other seven amusement parks are California’s Great America located in Santa Clara, California; Carowinds located in Charlotte, North Carolina; Dorney Park & Wildwater Kingdom, located near Allentown in South Whitehall Township, Pennsylvania; Kings Dominion located near Richmond, Virginia; Michigan’s Adventure located near Muskegon, Michigan; Valleyfair, located near Minneapolis/St. Paul in Shakopee, Minnesota; and Worlds of Fun located in Kansas City, Missouri. Additionally, we have a management contract for Gilroy Gardens Family Theme Park in Gilroy, California.

We also own and operate the Castaway Bay Indoor Waterpark Resort in Sandusky, Ohio, and six separately gated outdoor water parks. Three of the outdoor water parks are located adjacent to Cedar Point, Knott’s Berry Farm and Worlds of Fun, one is located near San Diego, one is in Palm Springs, California, and one is Geauga Lake’s Wildwater Kingdom located near Cleveland in Aurora, Ohio, which was previously operated as an amusement park and water park but began operating solely as a water park in 2008.

Our parks are family-oriented, with recreational facilities for guests of all ages, and provide clean and attractive environments with exciting rides and entertainment. Our amusement parks generally offer a broad selection of state-of-the-art and traditional thrill rides, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. Our water parks feature a wide variety of attractions, including water slides, wave pools, raft rides and children’s play areas. We hold a long-term license for theme park usage of the PEANUTS characters, including Snoopy, which we use to provide an enhanced family entertainment experience at the majority of our parks. All rides and attractions at the amusement and water parks are owned and operated by us.

We believe families are attracted by a combination of rides and live entertainment and the clean, wholesome atmosphere we provide in our parks. We believe young people are attracted by our many action-packed thrill rides. During their operating seasons, our parks conduct active television, radio, newspaper and internet advertising campaigns geared toward these two demographic groups in nearby major markets. Each of our parks has strong regional name recognition and a leading market position in its geographical area based on attendance. Cedar Point, Valleyfair and Michigan’s Adventure are the largest amusement parks in Ohio, Minnesota and Michigan, respectively. In addition, Cedar Point and Dorney Park have operated continuously in their respective markets for more than 100 years.

Our seasonal amusement parks are generally open during weekends beginning in April or May, and then daily from Memorial Day until Labor Day, after which they are open during weekends in September and, in most cases, October. The six outdoor water parks also operate seasonally, generally from Memorial Day to Labor Day, plus some additional weekends before and after this period. As a result, virtually all of the operating revenues of these parks are generated during an approximate 130 to 140-day operating season. Both Knott’s Berry Farm and Castaway Bay Resort are open daily on a year-round basis. Castaway Bay’s indoor water park is open daily generally from Memorial Day to Labor Day, with a limited daily schedule for the balance of the year. Each park charges a basic daily admission price, which allows unlimited use of most rides and attractions.

In 2010, more than 22 million people visited our amusement parks and outdoor water parks and guest per capita spending averaged $39.21. For the year ended December 31, 2010, we had net revenues of $977.6 million, operating income of $153.7 million, net loss of $(31.6) million and Adjusted EBITDA of $359.2 million. Adjusted EBITDA is not a measurement of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income, net income or cash flows from operating activities computed in accordance with GAAP. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. A reconciliation of net income (loss) to Adjusted EBITDA is provided on page 19.

Competitive strengths

We believe we have the following competitive strengths:

High quality, well-maintained parks. We believe that we are a leading operator of regional amusement parks because we have historically made substantial investments in our park and resort facilities. This has enabled us to provide a wholesome, exciting, quality experience with broad family appeal and, as a result, increase attendance levels and generate higher in-park guest per capita spending and higher revenue from guest accommodations.

Capital investments for new rides and attractions in our parks typically range from $80-90 million per annum, excluding annual maintenance expenses that are included in the operating expense on our income statement. Capital expenditures and maintenance expenses together represented approximately 16-18% of revenue in each of the last three fiscal years.

We allocate capital to parks based on strict return parameters and aim to achieve cash-on-cash returns of 15-25% on investments in new rides, attractions and hotels. To accomplish that goal, we invest in marketable attractions—including an industry-leading portfolio of award-winning rollercoasters—that help drive attendance and have long operating lives and evergreen themes that incur minimal royalty payments and do not require costly re-theming or other reinvestment to keep pace with changing third party intellectual property. As a result of these capital investments, our parks have a variety of award-winning thrill rides, including nine of the world’s top 25 steel roller coasters and three of the world’s top 15 wooden roller coasters according to international surveys conducted by Amusement Today. Those surveys have also voted Cedar Point the “Best Amusement Park in the World” for 13 consecutive years.

Each of our parks has also maintained broad family appeal, with designated areas for young children. According to Amusement Today’s survey, Kings Island has had the #1 ranked “Best Kids’ Area” for ten consecutive years and Knott’s Berry Farm was ranked #4 this past year. We continue to pursue additional opportunities for growth at the parks that have a broad family appeal. For example, in 2010, we introduced the PEANUTS characters and Planet Snoopy, a children’s area, at the five Paramount Parks acquired in 2006. We believe making our parks appealing to the whole family results in higher attendance and greater per capita spending.

Favorable industry dynamics. Regional amusement parks provide an attractive and affordable alternative to large destination parks, particularly in a challenging economic environment. We believe that a leading position in the regional amusement park industry provides a distinct competitive advantage due to a price / value proposition that compares favorably to other local, out-of-home entertainment options.

Additionally, our regional amusement and water parks are primarily located near major cities with little or no direct competition within their core market area and draw approximately 75% of attendance from within a 150-mile radius.

We are headquartered in Sandusky, Ohio.

Significant barriers to entry. We believe there are significant barriers to entry in the amusement park industry that help our parks to maintain their strong regional market positions:

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Capital Costs. Construction of a quality regional theme park requires a substantial initial capital investment, and there is generally limited visibility on a newly-constructed park’s return on capital at inception.

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Real Estate Requirements. Building a new theme park requires a significant plot of developable land, plus additional land for roads and local businesses, including lodging and restaurants, that will be complementary to the park.

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Zoning Restrictions. Local governments often believe the negative impact of increased traffic and environmental effects will outweigh the promise of increased tax revenue and job creation, and as a result generally show reluctance to approve zoning for a new theme park.

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Development Time. We estimate that it takes approximately three years to construct a regional amusement park, with the planning process taking approximately one year (including a feasibility analysis, public approval processes, design development and financing) and construction taking up to two years (including procurement and installation of rides, show facilities and other equipment).

Significant real estate holdings and other assets. We own over 4,700 acres of land, with only one park utilizing leased property under a long-term ground lease through 2039. Our theme parks comprise approximately 4,000 acres of our owned land, including over 1,200 acres of developable land, and we also own approximately 535 acres of land at Geauga Lake near Cleveland, Ohio and 450 acres of land in Lenawee County, Michigan. All of the rides and attractions at the amusement and water parks are owned and operated by us. We also own and operate a number of other complementary assets adjacent to some of our parks:

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We own and operate four hotel facilities at Cedar Point, including: Castaway Bay, which has a tropical Caribbean theme with 237 hotel rooms centered around a 38,000-square-foot indoor water park and is the park’s only year-round hotel; Hotel Breakers, which is the park’s largest hotel with more than 600 guest rooms plus dining and lounge facilities, a private beach, lake swimming, a conference/meeting center, one indoor pool and two outdoor pools; Breakers Express, a 350-room, limited-service hotel located near the Causeway entrance to the park; and Sandcastle Suites Hotel, which features 187 suites, a courtyard pool, tennis courts and a waterfront restaurant.

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We own and operate several other assets at Cedar Point that are complementary to the park’s operations, including: Cedar Point Marina, which is one of the largest full-service marinas on the Great Lakes and provides dockage facilities (including floating docks and full guest amenities) for more than 740 boats; Castaway Bay Marina, which is a full-service marina featuring 160 slips and full guest amenities; Camper Village, which has campsites for more than 100 recreational vehicles; and Lighthouse Point, which offers lakefront cottages, cabins and full-service recreation vehicle campsites.

•	We own the Cedar Point Causeway across Sandusky Bay, which is a major access route to Cedar Point.

•	We own and operate the Knott’s Berry Farm Resort Hotel, a 320-room, full-service hotel that features a pool, tennis courts and meeting/banquet facilities and is located adjacent to Knott’s Berry Farm.

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We own Worlds of Fun Village, an upscale camping area that offers overnight guest accommodations next to our Worlds of Fun park in 20 wood-side cottages, 22 log cabins and 80 deluxe RV sites, as well as owning campgrounds at both Kings Dominion and Carowinds.

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We own dormitory facilities that house seasonal and part-time employees near or adjacent to several of our parks, including: Cedar Point, where we own dormitories that house up to 2,800 employees; Kings Dominion, where we own a dormitory that houses up to 440 employees; and Valleyfair, where we own a dormitory that houses up to 420 employees.

Stable and diversified cash flows. We have historically generated stable cash flow as a result of consistent attendance and long-term revenue trends. In addition to favorable industry dynamics historically driving organic attendance growth, we have opportunistically made acquisitions to further our diversity of revenue and market share. As a result, our park portfolio is broadly distributed across North America, establishing a geographic footprint that mitigates regional economic and weather risk, and our revenues and EBITDA are diversified across our parks, so we are not dependent on any one park or region.

We have also used our highly successful holiday events to extend the operating season and generate additional revenue at our parks. In the last decade, Halloween events have been added to most of the Company’s parks and have become meaningful financial contributors. These Halloween events follow in the tradition of Knott’s Scary Farm, the original theme park Halloween event dating back to 1973 at Knott’s Berry Farm. Knott’s Scary Farm has consistently been named one of the “Best Halloween Events in the World” according to Amusement Today, and its immense popularity also paved the way for a Christmas Event, Knott’s Merry Farm.

We believe our stable and diversified cash flow will continue to give us the opportunity to grow, reinvest in our business and service our indebtedness.

Industry-leading operating metrics. We believe we have some of the highest operating margins and cash conversion profiles in the theme park industry. We protect these margins by maintaining our pricing policies and abiding by strict cost controls. On the pricing side, we limit the use of complimentary and heavily-discounted tickets and focus on single-day ticket price integrity with a reasonable season-pass / single-day ratio. On the cost side, we carefully manage seasonal staffing levels, minimize corporate overhead and require senior management approval for pricing decisions, permanent hiring and corporate travel. Additionally, our management has consistently demonstrated the ability to enhance the performance of acquired assets by enforcing strict cost controls, optimizing pricing policies for tickets and redirecting spending away from intellectual property and towards thrill rides.

Our high operating margins are also aided by our lack of significant licensing fees, as compared to industry peers who incur licensing fees for certain entertainment-themed attractions. Our relatively low licensing fees allow us to redirect expenditures toward thrill rides that will increase attendance, such as Behemoth at Cedar Canada and Diamondback at Kings Island. We believe this is an important reason that we have consistently outperformed our peers in periods of economic uncertainty.

We believe that our ability to maintain industry-leading operating margins will allow us to continue to outperform our peers.

Experienced management team. The members of our senior management team have an average of 18 years of experience with us and more than 25 years in the amusement park and entertainment industry. The management team is led by Richard L. Kinzel (Director, President and Chief Executive Officer) and Peter J. Crage (Executive Vice President and Chief Financial Officer) who have 38 and 21 years of experience in the amusement and entertainment industry and 38 and 9 years of experience with Cedar Fair, respectively. We believe our experienced and stable management is a key component of our success and will enable us to continue to produce attractive operating results.

Our strategy

Our objective is to maximize our cash flow and operating profitability while providing our guests high-value, high-quality entertainment through a focus on our cornerstones of safety, service, cleanliness, courtesy and integrity. Key elements of our business strategy are:

Pursuing growth in our existing parks. We have an industry-leading portfolio of regional amusements parks that are well capitalized and in excellent condition, along with significant real estate holdings. We believe there are continuing opportunities for us to leverage this high-quality asset base to generate growth in and around our existing parks.

We are constantly looking for ways to increase our revenues by increasing attendance and guest per capita spending, including pursuing the following strategies:

•	We will continue to make prudent capital investments, adding marketable rides and attractions and improving the overall guest experience.

•	We plan to implement innovative ticket pricing strategies to maximize admissions revenue and out-of-park spending on hotels, campgrounds and extra-charge attractions.

•	We plan to add and enhance dining, merchandise and other revenue outlets.

•	We will focus on opportunities to host new seasonal events and other special events.

Because a large portion of our expenses are relatively fixed, incremental attendance gains and increases in guest per capita spending have historically resulted in significant increases in our operating profits.

Maintaining disciplined expense controls. Our management team focuses on fostering a strong culture of accountability that allows us to control operating costs and expenses in all aspects of our business while maintaining a high-quality guest experience. Full-time staff and corporate overhead are kept to a minimum, and seasonal staffing levels are adjusted daily based on expected park attendance. All other costs and expenses are carefully budgeted and controlled to the maximum extent practicable. As a result, we are able to maintain industry leading operating margins, even in the face of a challenging economic environment.

Additionally, we have been able to implement our strategy and cost discipline at the parks that we have acquired throughout the years. For example, through our strict cost controls and other initiatives, we were able to significantly increase park level EBITDA margins at the five Paramount Parks that we acquired in 2006.

We believe that our disciplined approach to costs and expenses will continue to contribute to our industry leading margins and provide us with flexibility during downturns in the economy and in our business.

Extending the traditional operating season. A majority of our amusement parks are seasonal, with virtually all of the operating revenues of these parks generated during an approximate 130- to 140-day operating season that lasts from Memorial Day to Labor Day. We have marketed a number of initiatives to generate business and extend the operating season. Our parks host several successful and popular holiday events which extend the operating season, including award winning Halloween events. Knott’s Scary Farm at Knott’s Berry Farm, for example, has consistently been named one of the “Best Halloween Events in the World” according to Amusement Today. In recent years, Halloween and other special events have been added to most of our parks and have become meaningful financial contributors.

We continuously consider and implement new concepts and initiatives that allow us to maximize the value of our assets through higher utilization.

Adding complementary facilities. Our industry-leading portfolio of regional amusements parks includes significant real estate holdings that we may develop in the future to maximize ancillary revenue at our parks. In the past, we have expanded several of our parks by adding complementary facilities such as campgrounds, lodging, marinas and water parks. Because a portion of visitors to our amusement parks include an overnight stay in their visits, particularly at Cedar Point, we continuously upgrade our resort facilities and other lodging options. We also add branded and non-branded restaurant offerings adjacent to our parks to better serve the desires of our guests and to drive incremental revenue.

We believe that adding and maintaining complementary facilities will allow us to continue to benefit from increased revenues and operating profits.

Recent developments

Amendment to our Senior Secured Credit Facilities. On February 25, 2011, we amended our senior secured credit facilities and extended the maturity date of the U.S. term loan portion of the credit facilities by one year. The extended U.S. term loan, which will amortize at $11.8 million per year beginning in 2011, matures in December 2017 and bears interest at a rate of LIBOR plus 300 bps with a LIBOR floor of 100 bps. See the “Description of other indebtedness” section of this prospectus for additional information about our senior secured credit facilities as amended.

Notice of Proposed Amendment and Request for Special Meeting. We received notice from Q Funding III, L.P. and Q4 Funding, L.P. (collectively “Q Funding”), dated March 2, 2011, requesting a Special Meeting of the Company’s limited partner unitholders for the purpose of considering and voting upon an amendment to the Partnership Agreement with respect to the right of unitholders to nominate directors for election to the board of directors of Cedar Fair Management Inc., the General Partner of the Company (the “General Partner”).

On March 17, 2011, Q Funding commenced a separate action in the Delaware Court of Chancery against the General Partner and the Company. The complaint, captioned Q Funding III, L.P. and Q4 Funding, L.P. vs. Cedar Fair Management, Inc. and Cedar Fair, L.P., C.A. No. 6289-VCS, seeks, among other things, declaratory and injunctive relief directing the General Partner and the Company to schedule a special meeting of unitholders to consider and vote upon the Q Funding proposal. On March 28, 2011, Q Funding filed a Motion to Expedite Proceedings.

On March 29, 2011, we filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) in response to Q Funding’s request. We included the Q Funding nomination proposal on the agenda. We also included separate proposals (the “Company Proposals”) (i) to amend the regulations of the General Partner to permit the Partnership Agreement to include a provision giving unitholders the right to nominate potential directors for election to the Board of Directors and (ii) to amend the Partnership Agreement to establish certain procedures and information requirements pursuant to which unitholders can nominate potential directors for election to the Board of Directors.

On April 8, 2011, Q Funding filed a revised preliminary proxy statement with the SEC in which Q Funding stated that (i) Q Funding is willing to withdraw its proposed amendment from the agenda for the special meeting and solicit support solely for the Company Proposals and (ii) if the Company does not revise its proxy statement and proxy card to contain only the Company Proposals, Q Funding would intend to call a second special meeting to allow unitholders to vote solely on the Company Proposals in the form of an amendment to the Partnership Agreement.

We have set April 11, 2011 as the record date for the special meeting and May 24, 2011 as the tentative date of the special meeting. Upon receiving clearance of the proxy statement from the SEC, we will finalize the date for the special meeting.

Lawsuit with Q Funding. On October 14, 2010, Q Funding commenced an action in the Delaware Court of Chancery against the General Partner and the Company. The complaint, captioned Q Funding III, L.P. and Q4 Funding, L.P. vs. Cedar Fair Management, Inc. and Cedar Fair, L.P., C.A. No. 5904-VCS, seeks, among other things, a declaratory judgment and injunctive relief on the issue of unitholder nomination rights in advance of our 2011 annual meeting of unitholders. We filed an answer denying the allegations as set forth in the complaint and the Company and Q Funding thereafter engaged in discovery. An evidentiary hearing was scheduled for April 21, 2011, but has since been postponed.

Proxy solicitation. On November 3, 2010, proxy solicitation materials were sent by each of Q Funding III, L.P. and Q4 Funding, L.P. (together with Geoffrey Raynor, collectively, “Q Investments”) to be used at a Special Meeting of the Company’s limited partner unitholders that was held on January 11, 2011. The purpose of the proxy solicitation of holders of the Company’s outstanding interests (“Units”) was to: (i) amend the Partnership Agreement to require the implementation of a policy providing that the Chairman of the Board of Directors be an independent director who has not previously served as an officer of the General Partner of the Company or its affiliates (Proposal #1), and (ii) amend the Partnership Agreement to require the prioritization of an increased distribution to unitholders (Proposal #2). In order to be effective, each Proposal was required to be approved by (a) the holders of a majority of the outstanding limited partnership units of Cedar Fair and (b) the General Partner. In response to Q Investments’ proposals, on December 10, 2010, proxy solicitation materials were sent by the Company to its limited partner unitholders. Based on the results of the Special Meeting, Proposal #1 passed with approximately 54% of the vote, while Proposal #2 failed to receive the requisite number of votes required for approval by Cedar Fair unitholders. Although Proposal #1 was approved by the holders of a majority of the outstanding units of Cedar Fair, the General Partner has not approved Proposal #1 and therefore Proposal #1 is not effective or binding upon Cedar Fair. However, the Board of Directors (the “Board”) adopted a policy requiring the role of Chairman and Chief Executive Officer to be separate and for the Chairman to be independent of the company. Proposal #2 was not approved by the holders of a majority of the outstanding units of Cedar Fair and therefore is not effective or binding upon Cedar Fair.

Corporate structure

The following diagram illustrates our corporate structure:

Corporate information

Our principal executive offices are located at One Cedar Point Drive, Sandusky, Ohio 44870-5259. Our telephone number is (419) 626-0830. The address of our internet site is www.cedarfair.com. This internet address is provided for informational purposes only and is not intended to be a hyperlink. Accordingly, no information in this internet address is included or incorporated by reference into this prospectus and such information should not be relied upon in connection with making any investment decision with respect to the exchange offer.

The exchange offer

On July 29, 2010, we completed the private offering of $405,000,000 aggregate principal amount of 9 1/8% Senior Notes due 2018 (the “outstanding notes”). In this prospectus, the term “exchange notes” refers to the 9 1/8% Senior Notes due 2018, as registered under the Securities Act. The term “notes” refers to both the outstanding notes and the exchange notes.

General	In connection with the private offering, the Issuers and the guarantors of the outstanding notes entered into a registration rights agreement with the initial purchasers, in which the Issuers and the guarantors agreed, among other things, to use their commercially reasonable efforts to complete the exchange offer for the outstanding notes within 270 days after the date of issuance of the outstanding notes.

You are entitled to exchange in the exchange offer your outstanding notes for exchange notes, which are identical in all material respects to the outstanding notes except:

•	the exchange notes have been registered under the Securities Act;

•	the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the registration rights agreement; and

•	certain additional interest rate provisions are no longer applicable.

The Exchange Offer	We are offering to exchange up to $405,000,000 aggregate principal amount of 9 1/8% senior notes due 2018. You may only exchange outstanding notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Resale:	Based on interpretations by the staff of the Securities and Exchange Commission, set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver this prospectus, as required by law, in connection with any resale or other transfer of the exchange notes that you receive in the exchange offer. See “Plan of distribution.”

Any holder of outstanding notes who:

•	is our affiliate;

•	does not acquire exchange notes in the ordinary course of its business; or

•	tenders its outstanding notes in the exchange offer with the intention to participate, or for the purpose of participating in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991), Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date	The exchange offer will expire at 11:59 p.m, New York City time, on May 27, 2011, unless extended by the Issuers. The Issuers currently do not intend to extend the expiration date.

Withdrawal	You may withdraw the tender of your outstanding notes at any time prior to the expiration of the exchange offer. The Issuers will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which the Issuers may waive. See “The exchange offer—Conditions to the exchange offer.”

Procedures for Tendering Outstanding Notes	If you wish to participate in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding notes through The Depository Trust Company, or “DTC”, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among things:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal and any other required documents, or you cannot comply with the DTC Automated Tender Offer Program for transfer of book-entry interests prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The exchange offer—Guaranteed delivery procedures.”

Effect on Holders of Outstanding Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offer, the Issuers and the guarantors of the notes will have fulfilled a covenant under the registration rights agreement. Accordingly, there will be no increase in the applicable interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you do not tender your outstanding notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the indenture governing the notes, except the Issuers and the guarantors of the notes will not have any further obligation to you to provide for the registration of untendered outstanding notes under the registration rights agreement. To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for outstanding notes that are not so tendered and accepted could be adversely affected.

Consequence of Failure to Exchange	All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, the Issuers and the guarantors of the notes do not currently anticipate that they will register the outstanding notes under the Securities Act.

Certain United States Federal Income Tax Consequences	The exchange of outstanding notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See “Certain United States federal tax consequences.”

Regulatory Approvals	Other than compliance with the Securities Act and qualification of the indenture governing the notes under the Trust Indenture Act, there are no federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. See “Use of proceeds.”

Exchange Agent	The Bank of New York Mellon is the exchange agent for the exchange offer. The contact information for the exchange agent is set forth in the section captioned “The exchange offer—exchange agent.”

The exchange notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the outstanding notes and exchange notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement.

Issuers	Cedar Fair, L.P., Cedar Canada and Magnum Management Corporation.

Securities Offered	$405 million aggregate principal amount of 9 1/8% senior notes due 2018.

Maturity Date	August 1, 2018.

Interest Rate	Interest on the exchange notes will be payable in cash and will accrue at a rate of 9 1/8% per annum.

Interest Payment Dates	February 1 and August 1 of each year, beginning on February 1, 2011.

Guarantees	The exchange notes will be jointly and severally, irrevocably and fully and unconditionally guaranteed by each wholly owned subsidiary of the Issuers that guarantees our senior secured credit facilities. Going forward, each of the Issuers’ new wholly owned domestic subsidiaries and each of the Issuers’ new wholly owned Canadian subsidiaries will be required to guarantee the exchange notes to the extent each such entity guarantees our senior secured credit facilities, provided that the guarantee would not result in adverse tax consequences to the Issuers.

Ranking	The exchange notes will be the joint and several senior unsecured obligations of the Issuers and:

•	rank senior in right of payment to all existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the exchange notes;

•	rank equally in right of payment to all of our existing and future senior debt and other obligations that are not, by their terms expressly subordinated in right of payment to the exchange notes;

•

be effectively subordinated to all of our existing and future secured debt (including obligations under our senior secured credit facilities), to the extent of the value of the assets securing such debt; and

•	be structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the exchange notes.

The guarantees will be the senior unsecured obligations of the guarantors and will:

•	rank senior in right of payment to all of the applicable guarantor’s existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the notes;

•

rank equally in right of payment to all of the applicable guarantor’s other existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the notes;

•

be effectively subordinated to all of the applicable guarantor’s existing and future secured debt (including indebtedness secured by such guarantor’s assets, such as our senior secured credit facilities), to the extent of the value of the assets securing such debt, and

•	be structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the notes.

On July 29, 2010 we completed the private offering of the outstanding notes and we entered into new senior secured credit facilities. The proceeds from the private offering together with our borrowings under our new senior secured credit facilities were used to terminate our prior credit facilities (the “Transactions”).

As of December 31, 2010, the notes and related guarantees ranked effectively junior to $1,157.1 million (book value) of senior secured indebtedness under our senior secured credit facilities. Further, we have an additional $221.1 million of available borrowing capacity under our senior secured revolving credit, all of which, if drawn, would be effectively senior to the notes. As of December 31, 2010, $15.7 million of our senior secured revolving credit facility was subject to our outstanding letters of credit.

In the event any subsidiary guarantor (other than Cedar Canada or Magnum, which are co-issuers of the exchange notes offered hereby) is released from its obligations under our senior secured credit facilities, such subsidiary guarantor (other than Cedar Canada or Magnum, which are co-issuers of the exchange notes offered hereby) will also be released from its obligations under the exchange notes. In the event Cedar Canada or Magnum is released from its obligations as a borrower and/or guarantor under our senior secured credit facilities, such entity will also be released from its obligations under the exchange notes.

Optional Redemption	We may redeem the exchange notes, in whole or part, at any time prior to August 1, 2014 at a price equal to 100% of the principal amount of the exchange notes redeemed plus a “make-whole” premium, together with accrued and unpaid interest and additional interest, if any, to the redemption date as described in “Description of notes—Optional redemption.”

We may redeem the exchange notes, in whole or in part, on or after August 1, 2014, at the redemption prices set forth under “Description of notes—Optional redemption” together with accrued and unpaid interest and additional interest, if any, to the redemption date.

Optional Redemption after Certain Equity Offerings	At any time (which may be more than once) before August 1, 2013, we may choose to redeem up to 35% of the aggregate principal amount of the exchange notes at a redemption price equal to 109 1/8% of the face amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date, with the net proceeds of one or more equity offerings to the extent such net cash proceeds are received by or contributed to us. We may make the redemption only if, after the redemption, at least 65% of the aggregate principal amount of the exchange notes remains outstanding. See “Description of notes—Optional redemption.”

Change of Control	If we experience a change of control (as defined in the indenture governing the notes), we will be required to make an offer to repurchase the exchange notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. See “Description of notes—Change of control.”

Certain Covenants	The indenture governing the notes contains covenants limiting our ability and the ability of certain of our restricted subsidiaries to:

•	incur additional debt or issue certain preferred shares;

•	pay distributions on or make distributions in respect of capital stock or units or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create restrictions on distributions from restricted subsidiaries;

•	create liens on certain assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

The covenants are subject to a number of important limitations and exceptions. See “Description of notes.” Certain covenants will cease to apply to the exchange notes for so long as the exchange notes have investment grade ratings from both Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Financial Services LLC (“Standard & Poor’s”).

No Prior Market	The exchange notes will be freely transferable but will be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any such market that may develop. The initial purchasers in the private offering of the outstanding notes have informed us that they currently intend to make a market in the exchange notes; however, they are not obligated to do so, and they may discontinue any such market-making activities at any time without notice.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. See “Use of proceeds.”

Risk Factors	Investing in the exchange notes involves substantial risks. See “Risk factors” for a brief description of some of the risks you should consider before participating in the exchange offer.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER OPERATING DATA

Set forth below is our summary historical consolidated financial data as of and for the periods presented.

The summary historical financial data for the years ended December 31, 2008, 2009 and 2010 have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 has been derived from, and should be read in conjunction with, our audited consolidated financial statements appearing elsewhere in this prospectus.

The following information is only a summary and should be read in conjunction with our audited financial statements and the related notes appearing elsewhere in this prospectus, and the financial information included in this prospectus in the sections entitled “Risk factors,” “Selected historical consolidated financial and other operating data,” and “Management’s discussion and analysis of financial condition and results of operations.”

(In millions, except per capita amounts)	For the years ended December 31,
	2010	2009	2008
Statements of operations data:
Net revenues:
Admissions	$568.8	$532.8	$566.3
Food, merchandise, and games	337.3	316.4	355.9
Accommodations and other	71.5	66.9	74.0
Total net revenues	977.6	916.1	996.2
Costs and operating expenses:

Cost of food, merchandise and games revenue	86.6	84.9	90.6
Operating expenses	411.4	402.7	418.6
Selling, general and administrative	134.0	128.6	131.8
Loss on impairment of goodwill and other intangibles	2.3	4.5	87.0
Loss on impairment/retirement of fixed assets	62.8	0.2	8.4
Gain on sale of other assets	—	(23.1)	—
Depreciation and amortization	126.8	132.8	125.9

Total costs and operating expenses	823.9	730.6	862.3

Operating income	153.7	185.5	133.9
Interest expense	150.3	124.7	129.6
Net effect of swaps	18.2	9.2	—
Loss on early debt extinguishment	35.3	—	—
Unrealized/realized foreign currency (gain) loss	(20.6)	0.4	0.5
Other (income) expense, net	(1.2)	0.9	(1.0)
Income (loss) before taxes	(28.3)	50.3	4.8
Provision for (benefit from) taxes	3.3	14.9	(0.9)
Net income (loss)	$(31.6)	$35.4	$5.7

(In millions, except per capita amounts)	For the years ended December 31,
	2010	2009	2008
Other Data
EBITDA(1)	$247.6	$307.8	$259.2
Adjusted EBITDA(1)	359.2	316.5	355.9
Cash interest expense (including revolver)	129.8	117.0	120.3
Capital expenditures	71.7	69.1	83.5
Combined attendance(2)	22.8	21.1	22.7
Combined in-park guest per capita spending(3)	$39.21	$39.56	$40.13
Total debt (excluding revolver) to Adjusted EBITDA	4.3x	4.9x	4.8x
Adjusted EBITDA to cash interest expense	2.8x	2.7x	3.0x
Net cash from operating activities	$182.1	$185.2	$215.6
Net cash for investing activities	(71.7)	(15.3)	(77.1)
Net cash from (for) financing activities	(112.7)	(173.3)	(127.6)
Ratio of earnings to fixed charges(4)	—	1.4x	1.0x
Pro forma earnings to fixed charges(4)	—

Balance sheet data (at period end):
Cash and cash equivalents	$9.8	$11.9	$13.9
Working capital (deficit)(5)	(98.5)	(70.2)	(50.7)
Property and equipment, net	1,676.6	1,781.1	1,825.1
Total assets	2,082.4	2,145.4	2,186.1
Total debt including revolver	1,579.7	1,626.3	1,724.1
Total debt excluding revolver(6)	1,556.5	1,540.0	1,701.4
Total equity	137.1	127.9	106.8

(1)	EBITDA represents net income (loss) before provision (benefit) for income taxes, interest expense and depreciation and amortization, and Adjusted EBITDA represents EBITDA, as further adjusted to exclude other non-cash items including specific items and other adjustments required or permitted in calculating covenant compliance under the indenture governing the notes and the new senior secured credit facilities. We present Adjusted EBITDA because certain of our covenants in the indenture relating to the notes are tied to a ratio based on these measures.

We believe that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors about certain material non-cash items and about items that we do not expect to continue at the same level in the future. Further, we believe that Adjusted EBITDA provides meaningful measures of park-level operating profitability because we have historically used it and plan to use it for measuring returns on capital investments, evaluating potential acquisitions and determining awards under incentive compensation plans. Going forward, we intend to report Adjusted EBITDA as calculated and presented below.

EBITDA and Adjusted EBITDA are not measurements of operating performance computed in accordance with GAAP and should not be considered as substitutes for operating income, net income or cash flows from operating activities computed in accordance with GAAP. EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. See “Non-GAAP financial measures.”

A reconciliation of net income (loss) to Adjusted EBITDA is provided below.

(In millions)	For the years ended December 31,
	2010	2009	2008
Net income (loss)	$(31.6)	$35.4	$5.7
Provision for (benefits from) income taxes	3.3	14.9	(0.9)
Interest expense, net	149.1	124.7	128.5
Depreciation and amortization expense	126.8	132.8	125.9

EBITDA	247.6	$307.8	$259.2
Gain on sale of other assets(a)	—	(23.1)	—
Net effect of swaps(b)	18.2	9.2	—
Unrealized foreign currency (gain) loss on Notes(c)	(17.5)	—	—
Other (income) expense, net(d)	—	0.9	0.4
Loss on early extinguishment of debt(e)	35.3	—	—
Loss on impairment / retirement of fixed assets(f)	62.8	0.2	8.4
Loss on impairment of goodwill and other intangibles(g)	2.3	4.5	87.0
Non-cash equity-based compensation(h)	(0.1)	—	0.7
California class action settlement(i)	0.3	9.5	—
Licensing dispute settlement(j)	—	2.0	—
Transaction related costs(k)	10.3	5.6	—
Contract related adjustments(l)	—	(0.1)	0.2
Adjusted EBITDA	$359.2	$316.5	$355.9

(a)	Reflects the gain on the sale of surplus land near Cedar Canada in Toronto in the third quarter of 2009.
(b)	Represents the removal of the net effect of swaps that do not qualify for hedge accounting, which is a non-cash expense.
(c)	Represents unrealized foreign currency gains and losses on the notes.
(d)	Represents the net effect of: foreign currency transaction gains and losses, and legal and bank fees related to financing.
(e)	Represents the loss on the early extinguishment of debt resulting from the 2010 financing.
(f)	Reflects the non-cash impairment or retirement of fixed assets.
(g)	Represents non-cash impairment charges for the impairment of goodwill and trade names, originally recorded with the Paramount Parks acquisition in 2006.
(h)	Represents non-cash equity-based compensation expense (benefit).
(i)	Reflects costs associated with the settlement of a California class-action lawsuit ($9.0 million) and $0.8 million of legal and other costs incurred in connection with this settlement.
(j)	Reflects costs associated with the settlement of a licensing dispute.
(k)	Transaction costs represent legal and other expenses related to the terminated merger with Apollo.
(l)	Reflects adjustments for contract-related expenses such as early termination penalties and legal expenses related to contract dispute resolutions, net of gains arising from contract terminations.

(2)	Combined attendance includes attendance figures from the eleven amusement parks, six separately gated outdoor water parks, and Star Trek: The Experience for the period prior to its closing in September 2008.
(3)	Combined in-park guest per capita spending includes all amusement park, outdoor water park, causeway tolls and parking revenues for the amusement park and water park operating seasons. Revenues from indoor water park, hotel, campground, marina and other out-of-park operations are excluded from per capita statistics.
(4)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense plus capitalized interest, amortization of capitalized debt costs and the interest component of rental costs. Our earnings were insufficient to cover our fixed charges for 2010 and pro forma 2010 by approximately $29.2 million and $65.3 million, respectively, due to a non-cash fourth quarter charge for the impairment of long-lived assets. The ratio of earnings to fixed charges was 1.1x and 2.3x for the years ended December 31, 2007 and 2006, respectively.
(5)	Working capital is defined as current assets less current liabilities.
(6)	Total debt includes short-term borrowings and long-term debt, net of original issue discount, in accordance with U.S. GAAP, but excludes borrowings under our senior secured revolving credit facility, as permitted under the indenture governing the notes.

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus before deciding to tender your outstanding notes in the exchange offer. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or a part of your original investment.

Risks related to the exchange offer

There may be adverse consequences to you if you do not exchange your outstanding notes.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to restrictions on transfer of your outstanding notes as set forth in the offering memorandum dated July 15, 2010 distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to “Summary—The exchange offer” and “The exchange offer” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offer will reduce the outstanding amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the outstanding notes due to a reduction in liquidity.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

We are offering the exchange notes to the holders of the outstanding notes. The outstanding notes were offered and sold in 2010 to qualified institutional investors.

We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the exchange notes, and we cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market with respect to the exchange notes. However, these initial purchasers are not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer or the effectiveness of a shelf registration statement in lieu thereof. Therefore, we cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the exchange notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes.

Certain persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of distribution,” certain holders of exchange notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the exchange notes. If such a holder transfers any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

Risks related to our indebtedness

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments on the notes.

We are a highly leveraged company. We had $1,601.0 million face value of indebtedness as of December 31, 2010 (after giving effect to $15.7 million of outstanding letters of credit under our senior secured revolving credit facility and $5.6 million of original issue discount on our notes).

Our substantial indebtedness could have important consequences for you as a holder of the notes. For example, it could:

•	limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes;

•	limit our flexibility in planning or reacting to changes in business and future business operations;

•

make it more difficult for us to satisfy our obligations with respect to our indebtedness, including the notes, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture governing the notes and the agreements governing other indebtedness;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	make us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage; and

•

require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness thereby reducing funds available to us for other purposes, such as making strategic acquisitions, introducing new rides and attractions and exploiting business opportunities.

Despite our substantial indebtedness, we may still be able to incur significantly more debt. This could intensify the risks described above.

We and our subsidiaries may be able to incur substantial indebtedness in the future. Although the terms of the indenture governing the notes and our senior secured credit facilities contain restrictions on the Issuers’ and our subsidiaries’ ability to incur additional indebtedness, including secured indebtedness that will be effectively senior to the notes, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. As of December 31, 2010, we had $221.1 million available for additional borrowing under our senior secured revolving credit facility (after giving effect to $15.7 million of outstanding letters of credit), all of which was secured. In addition to the notes and our borrowings under our senior secured credit facilities, the covenants under any future debt instruments could allow us to incur a significant amount of additional indebtedness. In addition to the $260.0 million which is available to us for borrowing under our senior secured revolving credit facility and the $1,175 million which we have borrowed under our senior secured term loan facility, subject to certain conditions, we have the option to add one or more incremental term loan facilities to the senior secured credit facilities in an aggregate amount of up to $350.0 million (subject to the conditions thereof, including compliance with a maximum senior secured leverage ratio of 3.00:1.00), plus an additional aggregate amount of up to $15.0 million under the revolving credit facility of our senior secured credit facilities, plus the amount of any additional indebtedness that can be incurred pursuant to the terms of our senior secured credit facilities as in effect on the closing date. The more leveraged we become, the more we, and in turn our noteholders, will be exposed to certain risks described above under “—Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments on the notes.”

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to pay principal and interest on the notes and to satisfy our other debt obligations will depend upon, among other things:

•	our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control; and

•	our future ability to borrow under our senior secured revolving credit facility, the availability of which depends on, among other things, our compliance with the covenants in such credit facility.

We cannot assure you that our business will generate sufficient cash flow from operations, or that we will be able to draw under our senior secured revolving credit facility or otherwise, in an amount sufficient to fund our liquidity needs, including the payment of principal and interest on the notes.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of our existing or future debt agreements, including our senior secured credit facilities and the indenture governing the notes, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due.

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets.

The Issuers’ obligations under the notes and the guarantors’ obligations under their guarantees of the notes will be unsecured. As a result, the notes and the related guarantees are effectively subordinated to all of our and the guarantors’ secured indebtedness to the extent of the value of the assets securing such indebtedness. Our obligations under our senior secured credit facilities are secured by a pledge of substantially all of our and our guarantors’ tangible and intangible assets. In the event that we or a guarantor are declared bankrupt, become insolvent or are liquidated or reorganized, our obligations under our senior secured credit facilities and any other secured obligations will be entitled to be paid in full from our assets or the assets of such guarantor, as the case may be, pledged as security for such obligation before any payment may be made with respect to the notes. Holders of the notes would participate ratably in our remaining assets or the remaining assets of the guarantor, as the case may be, with all holders of unsecured indebtedness that are deemed to rank equally with the notes, based upon the respective amount owed to each creditor. In addition, if we default under our senior secured credit facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture under which the notes will be issued at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor (other than Cedar Canada and Magnum which are issuers of the notes) under the notes, then that subsidiary guarantor (other than Cedar Canada and Magnum which are issuers of the notes) will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes are not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of other indebtedness.”

As of December 31, 2010, we had $1,157.1 million (book value) of senior secured indebtedness (all of which was indebtedness under our senior secured credit facilities and which does not include additional borrowing availability of $221.1 million under our senior secured revolving credit facility, after giving effect to $15.7 million of outstanding letters of credit). The indenture governing the notes permits the incurrence of substantial additional indebtedness by Cedar Fair and its restricted subsidiaries in the future, including secured indebtedness. Any secured indebtedness incurred would rank senior to the notes to the extent of the value of the assets securing such indebtedness.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our senior secured credit facilities that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could leave us unable to pay principal, premium, if any, or interest on the notes and could substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our senior secured credit facilities), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and institute foreclosure proceedings against our assets; the lenders under our senior secured revolving credit facility could elect to terminate their commitments and cease making further loans; and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future breach our covenants and need to seek waivers from the required lenders under our senior secured credit facilities to avoid being in default. If we are unable to obtain such a waiver, we would be in default and the lenders could exercise their rights as described above. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full, and we could be forced into bankruptcy or liquidation. See “Description of other indebtedness” and “Description of notes.”

Our debt agreements contain restrictions that could limit our flexibility in operating our business.

Our senior secured credit facilities and the indenture governing the notes contain, and any future indebtedness of ours will likely contain, a number of covenants that could impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries ability to, among other things:

•	incur additional debt or issue certain preferred equity;

•	pay distributions on or make distributions in respect of our capital stock or units or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create restrictions on distributions from restricted subsidiaries;

•	create liens on certain assets to secure debt;

•	consolidate, merge, amalgamate, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

In addition, our senior secured credit facilities require us to meet certain maximum leverage ratios and minimum fixed charge coverage ratios and the failure to do so may constitute an event of default under our senior secured credit facilities. As a result of these covenants, we could be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

Variable rate indebtedness subjects us to the risk of higher interest rates, which could cause our future debt service obligations to increase significantly.

As of December 31, 2010, after giving consideration to current outstanding interest-rate swap arrangements, we had no indebtedness under our term loan facility that accrues interest at a variable rate that is not swapped to a fixed rate. As of December 31, 2010, we also had in place several forward-starting swap agreements that will effectively convert a portion of our variable-rate debt to fixed rates from October 2011 through December 2015. See “Description of other indebtedness.” After the expiration of certain outstanding interest-rate and cross-currency swap arrangements, which is scheduled to occur in October 2011 and February 2012, respectively, and after giving consideration to the forward-starting swap agreements, certain of our borrowings may be at variable rates of interest and thus may expose us to interest rate risk. If interest rates increase, our annual debt service obligations on any variable-rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of certain change of control events, we will be required to offer to repurchase all of the notes at 101% of the outstanding principal amount thereof plus, without duplication, accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our senior secured credit facilities will not allow such repurchases. Our failure to repay holders tendering notes upon a change of control would result in an event of default under the notes. A change of control, or an event of default under the notes, may also result in an event of default under our senior secured credit facilities, which may result in the acceleration of the indebtedness under those facilities requiring us to repay that indebtedness immediately. If a change of control were to occur, we cannot assure you that we would have sufficient funds to repay debt outstanding under our senior secured credit facilities or any securities which we would be required to offer to purchase or that become immediately due and payable as a result. We may require additional financing from third parties to fund any such purchases, and we cannot assure you that we would be able to obtain financing on satisfactory terms or at all. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the indenture governing the notes. See “Description of notes—Change of control.”

Relevant local insolvency laws may not be as favorable to you as U.S. bankruptcy laws and may preclude holders of notes from recovering payments due.

Cedar Canada is organized under the laws of the Province of Nova Scotia, Canada and certain future guarantors may be incorporated or organized under the laws of Canada or any province thereof. Any insolvency proceedings by or against any such entity may be based on the laws of Canada. The procedural and substantive provisions of Canadian insolvency laws may not be as favorable to creditors as comparable provisions of U.S. law.

In the event that any one or more of the Issuers, the guarantors, or any future guarantors experience financial difficulty, it is not possible to predict with certainty in which jurisdiction or jurisdictions insolvency or similar proceedings would be commenced, or the outcome of such proceedings.

You may not be able to effectively enforce your rights in multiple bankruptcy, insolvency and other similar proceedings. Multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors’ rights.

It may be difficult to assert claims or enforce U.S. judgments against Cedar Canada, its directors and officers or any future guarantors incorporated or organized under the laws of Canada or any province thereof, or their respective directors and officers.

There is doubt whether proceedings can successfully be pursued in Canadian courts based upon violations of United States federal securities laws for which no equivalent or similar claims are available in Canadian law. Moreover, depending on the circumstances and nature of relief obtained, there may also be doubt as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions. Therefore, it may not be possible successfully to assert certain claims, or enforce judgments obtained in certain United States proceedings, against Cedar Canada, its directors and officers named in this prospectus or any future guarantors incorporated or organized under the laws of Canada or any province thereof, or their respective directors and officers.

Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

You have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantors are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending on the amount of other obligations of such guarantor. Further, under the circumstances discussed more fully below, a court under applicable fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of notes—Guarantees and obligations of each guarantor.”

As a result, a guarantor’s liability under its guarantee could be materially reduced or eliminated depending upon the amounts of its other obligations and upon applicable laws. In particular, in certain jurisdictions, a guarantee issued by a company that is not in the company’s corporate interests, the burden of which exceeds the benefit to the company, or which is entered into within a certain period prior to insolvency or bankruptcy, may not be valid and enforceable. It is possible that a guarantor, a creditor of a guarantor, or the insolvency administrator in the case of an insolvency of a guarantor, may contest the validity and enforceability of the guarantee and that the applicable court may determine the guarantee should be limited or voided. In the event that any guarantees are deemed invalid or unenforceable, in whole or in part, or to the extent that agreed limitations on the guarantee obligation apply, the notes would be effectively subordinated to all liabilities of the applicable guarantor, including trade payables of such guarantor.

U.S. Federal and state statutes allow courts, under specific circumstances, to void notes and guarantees and require note holders to return payments received.

If any Issuer or guarantor becomes a debtor in a case under the U.S. Bankruptcy Code or encounters other financial difficulty, under federal or state fraudulent transfer law a court may void or otherwise decline to enforce the notes or the guarantees. The notes or guarantees could be subordinated to all other debts of the applicable Issuer or guarantor if, among other things, a court found that when the Issuers issued the notes or the guarantor entered into its guarantee (or in some states when payments became due under the notes or the guarantees) the Issuer or guarantor received less than reasonably equivalent value or fair consideration and either:

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was left with inadequate capital to conduct its business; or

•	believed or reasonably should have believed that it would incur debts beyond its ability to pay.

The court might also void an issuance of notes or a guarantee, without regard to the above factors, if the court found that the Issuers issued the notes or the applicable guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors.

A court would likely find that an Issuer or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or its guarantee if an Issuer or a guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void the issuance of the notes or any guarantee you would no longer have any claim against the applicable Issuer or guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining obligors, if any. In addition, the court might direct you to repay any amounts that you already received from an Issuer or guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an issuer or guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•

if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

If an active trading market does not develop for the exchange notes you may not be able to resell them.

Prior to the offering of the notes, there was no public market for the outstanding notes and we cannot assure you that an active trading market will develop for the exchange notes. We have been informed by the initial purchasers that they currently intend to make a market in the exchange notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. However, the initial purchasers may cease their market-making at any time.

The trading market for the notes may be adversely affected by future resales of the notes by the initial purchasers or other factors.

On the closing date of the Transactions, substantially all of the notes were purchased by the initial purchasers. The initial purchasers may resell the notes at any time and at any price, and there can be no assurance that such resales will not adversely affect the market for the notes and the prices at which you may sell your notes. In addition to the foregoing, the notes may trade at a discount from their initial offering price, depending on other factors that include, without limitation, prevailing interest rates, the market for similar notes and our performance.

If the notes are rated investment grade at any time by both Standard & Poor’s and Moody’s, most of the restrictive covenants contained in the indenture governing the notes will be suspended.

If, at any time, the credit rating on the notes, as determined by both Standard & Poor’s and Moody’s, equals or exceeds BBB- and Baa3, respectively, or any equivalent replacement ratings, we will not be subject to most of the restrictive covenants and certain events of default contained in the indenture governing the notes. As a result, you may have less contractual protection in the future under the indenture governing the notes than you had at the time the notes were initially issued. In the event that one or both of the ratings later drops below investment grade, we will thereafter again be subject to such restrictive covenants and events of default but actions that we have taken during a suspension period will not be the basis for a default or event of default under the indenture governing the notes if such actions were permitted at the time they were taken.

Changes in our credit rating could adversely affect the market price or liquidity of the notes.

Credit rating agencies continually revise their ratings for the companies that they follow, including us. Credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their ratings on the notes. A negative change in our ratings could have an adverse effect on the future trading prices of the notes.

Risks related to our business

We compete for discretionary spending with many other entertainment alternatives and are subject to factors that generally affect the recreation and leisure industry, including the recent economic downturn.

Our parks compete for discretionary spending with other amusement, water and theme parks and with other types of recreational activities and forms of entertainment, including movies, sports events, restaurants and vacation travel. Our business is also subject to factors that generally affect the recreation and leisure industries and are not within our control. Such factors include, but are not limited to, general economic conditions, including relative fuel prices, and changes in consumer tastes and spending habits. The difficult regional economic conditions and recessionary periods may adversely impact attendance figures and guest spending patterns at our parks, and disproportionately affect different segments of our target customers within our core markets. For example, group sales and season-pass sales, which represent a significant portion of our revenues, are disproportionately affected by general economic conditions. Both attendance and guest per capita spending at our parks are key drivers of our revenues and profitability, and reductions in either can directly and negatively affect revenues and profitability. The principal competitive factors of a park include location, price, the uniqueness and perceived quality of the rides and attractions, the atmosphere and cleanliness of the park and the quality of its food and entertainment.

The uncertain economic conditions, such as higher unemployment rates, a constrained credit market and housing-related pressures, have affected our guests’ levels of discretionary spending. A continued decrease in discretionary spending due to decreases in consumer confidence in the economy, a continued economic slowdown or further deterioration in the economy could adversely affect the frequency with which our guests choose to attend our amusement parks and the amount that our guests spend on our products when they visit. The continued materialization of these risks could lead to a decrease in our revenues, operating income and cash flows.

Bad or extreme weather conditions can adversely impact attendance at our parks, which in turn would reduce our revenues.

Because most of the attractions at our parks are outdoors, attendance at our parks can be adversely affected by continuous bad or extreme weather and by forecasts of bad or mixed weather conditions, which negatively affects our revenue. We believe that our ownership of many parks in different geographic locations reduces, but does not completely eliminate, the effect that adverse weather can have on our consolidated results. For example, we believe that our operating results in 2009 were adversely affected by abnormally cold and wet weather in a number of our major U.S. markets.

The operating season at most of our parks is of limited duration, which can magnify the impact of adverse conditions or events occurring within that operating season.

Ten of our amusement parks are seasonal, generally operating during a portion of April or May, then daily from Memorial Day through Labor Day, and during weekends in September and, in most cases, October. Our water parks also operate seasonally, generally from Memorial Day through Labor Day and during some additional weekends before and after that period. Most of our revenues are generated during this 130 to 140-day annual operating season. As a result, when conditions or events described as risk factors occur during the operating season, particularly during the peak months of July and August or the important fall season, there is only a limited period of time during which the impact of those conditions or events can be mitigated. Accordingly, such conditions or events may have a disproportionately adverse effect upon our revenues.

Unanticipated construction delays in completing capital improvement projects in our parks and resort facilities can adversely affect our revenues.

A principal competitive factor for an amusement park is the uniqueness and perceived quality of its rides and attractions in a particular market area. Accordingly, the regular addition of new rides and attractions is important, and a key element of our revenue growth is strategic capital spending on new rides and attractions. Any construction delays or ride down-time can adversely affect our attendance and our ability to realize revenue growth.

If we lose key personnel, our business may be adversely affected.

Our success depends in part upon a number of key employees, including our senior management team, whose members have been involved in the amusement park industry for an average of more than 20 years. The loss of the services of our key employees could have a materially adverse effect on our business. With the exception of several executive officers, we do not have employment agreements with our key employees.

Increased costs of labor and employee health and welfare benefits may reduce our results of operations.

Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our managers and employees. Increased labor costs, due to competition, increased minimum wage or employee benefit costs or otherwise, could adversely impact our operating expenses. In addition, our success depends on our ability to attract, motivate and retain qualified employees to keep pace with our needs. If we are unable to do so, our results of operations may be adversely affected.

There is a risk of accidents occurring at amusement parks, which may reduce attendance and negatively impact our revenues.

All of our amusement parks feature thrill rides. Although we are safety conscious, there are inherent risks involved with these attractions, and an accident or a serious injury at any of our amusement parks may result in negative publicity and could reduce attendance and result in decreased revenues. In addition, accidents or injuries at parks operated by our competitors may influence the general attitudes of amusement park patrons and adversely affect attendance at our amusement parks.

Instability in general economic conditions throughout the world could impact our profitability and liquidity while increasing our exposure to counterparty risk.

Unfavorable general economic conditions, such as higher unemployment rates, a constrained credit market, housing-related pressures, and higher prices for consumer goods may hinder the ability of those with which we do business, including vendors, concessionaires and customers, to satisfy their obligations to us. Our exposure to credit losses will depend on the financial condition of our vendors, concessionaires and customers and other factors beyond our control, such as deteriorating conditions in the world economy or in the theme park industry. The unprecedented levels of disruption and volatility in the credit and financial markets have increased our possible exposure to vendor, concessionaires and customer credit risk because it has made it harder for them to access sufficient capital to meet their liquidity needs. This market turmoil, coupled with a reduction of business activity, generally increases our risks related to our status as an unsecured creditor of most of our vendors, concessionaires and customers. Credit losses, if significant, would have a material adverse effect on our business, financial condition and results of operations. Moreover, these issues could also increase the counterparty risk inherent in our business, including with our suppliers, vendors and financial institutions with which we enter into hedging agreements and long-term debt agreements, such as our senior secured credit facilities. The soundness of these counterparties could adversely affect us. In this difficult economic environment, our credit evaluations may be inaccurate and we cannot assure you that credit performance will not be materially worse than anticipated, and, as a result, materially and adversely affect our business, financial position and results of operations.

Our operations and our ownership of property subject us to environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities.

We may be required to incur costs to comply with environmental requirements, such as those relating to water resources, discharges to air, water and land; the handling and disposal of solid and hazardous waste; and the cleanup of properties affected by regulated materials. Under these and other environmental requirements we may be required to investigate and clean up hazardous or toxic substances or chemical releases from current or formerly owned or operated facilities. Environmental laws typically impose cleanup responsibility and liability without regard to whether the relevant entity knew of or caused the presence of the contaminants. The costs of investigation, remediation or removal of regulated materials may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to use, transfer or obtain financing regarding our property. We may be required to incur costs to remediate potential environmental hazards, mitigate environmental risks in the future, or comply with other environmental requirements.

If our customers’ credit card data is compromised/stolen, we could be exposed to data loss, litigation and liability, and our reputation could be harmed.

In connection with credit card sales, we transmit confidential credit card information securely over public networks and store it in our data warehouse. Third parties may have the technology or know-how to breach the security of this customer information, and our security measures may not effectively prohibit others from obtaining improper access to this information. If a person is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could disrupt our operations and any resulting negative publicity could harm our reputation.

Our insurance coverage may not be adequate to cover all possible losses that we could suffer, and our insurance costs may increase.

Companies engaged in the amusement park business may be sued for substantial damages in the event of an actual or alleged accident. An accident occurring at our parks or at competing parks may reduce attendance, increase insurance premiums, and negatively impact our operating results. Although we carry liability insurance to cover this risk, there can be no assurance that our coverage will be adequate to cover liabilities, or that we will be able to obtain adequate coverage should a catastrophic incident occur.

We will continue to use commercially reasonable efforts to maintain sufficient insurance coverage. We cannot assure you, however, that we will be able to obtain adequate levels of insurance to protect against suits and judgments in connection with accidents that may occur in our amusement parks.

Turmoil in the credit and capital markets could impede our future ability to refinance our long term debt or prevent us from obtaining additional funds required to effectively operate our business, including funds from our new senior secured revolving credit facility.

From 2008 through 2010, U.S. and global credit markets experienced significant disruption, making it difficult for many businesses to obtain financing on acceptable or previously customary terms. Additionally, the volatility in equity markets due to rapid and wide fluctuations in value has resulted in a reduction of public offerings of equity securities. If these conditions persist or worsen, our borrowing costs may increase, and it may be more difficult to secure funding for our operations, including capital expenditures for theme park attractions. These risks could also impact our long-term debt ratings which would likely increase our cost of borrowing and/or make it more difficult for us to obtain funding. These factors are particularly important given our substantial long-term debt balance as of December 31, 2010 of $1,579.7 million (excluding $5.6 million of original issue discount on our notes).

Other factors, including local events, natural disasters and terrorist activities, can adversely impact park attendance and our revenues.

Lower attendance may result from various local events, natural disasters or terrorist activities, all of which are outside of our control.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties including in “Summary—Competitive strengths,” “Summary—Our strategy,” “Summary—Recent developments,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.” You can identify forward-looking statements because they contain words such as “believes,” “project,” “might,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that concern our strategy, plans or intentions. These forward-looking statements are subject to risks and uncertainties that may change at any time and, therefore, our actual results may differ materially from those that we expected. While we believe that the expectations reflected in such forward-looking statements are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	the effects of local and national economic, credit and capital market conditions on the economy in general, and on the recreation and leisure industries in particular;

•	changes in consumer spending patterns;

•	factors impacting attendance, such as local conditions, events, disturbances and terrorist activities;

•	accidents occurring at our parks or other theme parks;

•	adverse weather conditions;

•	the effects of competition with other theme parks and other entertainment alternatives;

•	unanticipated construction delays in completing capital improvement projects;

•	access to available and reasonable financing on a timely basis;

•	changes in laws, including increased tax rates, regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies;

•	pending, threatened or future legal proceedings;

•	our ability to recoup costs of capital investments through higher revenues;

•	acts of war or terrorist incidents or natural disasters; and

•	the other factors described under “Risk factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2010.

You should read this table in conjunction with our consolidated financial statements and the related notes which are included elsewhere in this prospectus, as well as the sections entitled “Summary—Summary historical consolidated financial and other operating data,” “Use of proceeds,” “Selected historical consolidated financial and other operating data,” and “Management’s discussion and analysis of financial condition and results of operations.”

(in millions)	Actual as of December 31, 2010
Available cash and cash equivalents	$9.8

Outstanding indebtedness:
Senior secured revolving credit facility(1)	$23.2
Senior secured term loan facility(2)	1,157.1
Senior unsecured notes offered hereby(3)	405.0

Total debt(3)	$1,585.3

Total equity	137.1

Total capitalization	$1,722.4

(1)	Concurrent with the initial issuance of the outstanding notes, we entered into a senior secured revolving credit facility in an aggregate principal amount of $260 million maturing in July 2015. At December 31, 2010, we had $23.2 million of outstanding borrowings under our existing revolving credit facility, which was also subject to $15.7 million of outstanding letters of credit. However, our business is seasonal, and the amount of borrowings and letters of credit that we have outstanding under our senior secured revolving credit facility depends on our working capital needs from time to time. The Issuers and all of Cedar Fair’s wholly owned domestic subsidiaries that guarantee our senior secured credit facilities and that are not co-issuers of the notes are guarantors of the notes. See “Description of other indebtedness” for a summary of the terms of our senior secured revolving credit facility.
(2)	Concurrent with the initial issuance of the outstanding notes, we entered into a $1,175 million senior secured term loan facility scheduled to mature in December 2016, all of which was drawn at closing. We extended the maturity of the term loan facility by one year on February 25, 2011. The Issuers and all of Cedar Fair’s wholly owned domestic subsidiaries that guarantee our senior secured credit facilities and that are not co-issuers of the notes are guarantors of the notes. See “Description of other indebtedness” for a summary of the terms of our senior secured term loan facility.
(3)	Includes approximately $5.6 million of original issue discount on the notes.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER OPERATING DATA

The following table sets forth selected financial data for each of the years in the five-year period ended December 31, 2010. We derived the selected financial data from our audited consolidated financial statements for the three years ended December 31, 2010 which appear elsewhere in this prospectus. The selected financial data for the years ended December 31, 2007 and 2006 have been derived from our audited consolidated financial statements not included in this prospectus.

The selected financial data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated financial statements and the related notes contained elsewhere in this prospectus.

	For the years ended December 31,
(In millions, except per capita amounts)	2010	2009	2008	2007	2006(1)
Statement of operations data:
Net revenues:
Admissions	$568.8	$532.8	$566.3	$552.1	$459.5
Food, merchandise, and games	337.3	316.4	355.9	360.1	306.9
Accommodations and other	71.5	66.9	74.0	74.8	65.0

Total net revenues	977.6	916.1	996.2	987.0	831.4

Costs and operating expenses:
Cost of food, merchandise and games revenue	86.6	84.9	90.6	92.6	80.2
Operating expenses	411.4	402.7	418.6	419.1	340.3
Selling, general and administrative	134.0	128.6	131.8	135.2	100.7
Loss on impairment of goodwill and other intangibles .	2.3	4.5	87.0	—	—
Loss on impairment/retirement of fixed assets	62.8	0.2	8.4	54.9	—
Gain on sale of other assets	—	(23.1)	—	—	—
Depreciation and amortization	126.8	132.8	125.9	130.6	90.7

Total costs and operating expenses	823.9	730.6	862.3	832.4	611.9

Operating income	153.7	185.5	133.9	154.6	219.5
Interest expense	150.3	124.7	129.6	145.6	88.3
Net effect of swaps	18.2	9.2	—	—	—
Loss on early extinguishment of debt	35.3	—	—	—	4.7
Unrealized/realized foreign currency (gain) loss	(20.6)	0.4	0.5	—	—
Other (income) expense, net	(1.2)	0.9	(1.0)	(0.7)	(0.1)

Income (loss) before taxes	(28.3)	50.3	4.8	9.7	126.6
Provision (benefit) for taxes	3.3	14.9	(0.9)	14.2	39.1

Net income (loss)	$(31.6)	$35.4	$5.7	$(4.5)	$87.5

Net income (loss) per unit-basic	$(0.57)	$0.64	$0.10	$(0.08)	$1.62
Net income (loss) per unit-diluted	$(0.57)	$0.63	$0.10	$(0.08)	$1.59

Balance sheet data:
Total assets	$2,082.4	$2,145.4	$2,186.1	$2,418.7	$2,510.9
Working capital (deficit)	(98.5)	(70.2)	(50.7)	(60.0)	(54.8)
Long-term debt	1,579.7	1,626.3	1,724.1	1,752.9	1,777.2
Total equity	137.1	127.9	106.8	285.1	410.6

Distributions
Cash distributions paid per limited partner unit	$0.25	$1.23	$1.92	$1.90	$1.87

	For the years ended December 31,
(In millions, except per capita amounts)	2010	2009	2008	2007	2006(1)
Other Data
Depreciation and amortization expense	$126.8	$132.8	$125.9	$130.6	$90.7
Capital expenditures	71.7	69.1	83.5	78.5	59.5
Combined attendance(2)	22.8	21.1	22.7	22.1	19.3
Combined in-park guest per capita spending(3)	$39.21	$39.56	$40.13	$40.60	$38.71
Ratio of earnings to fixed charges(4)	—	1.4x	1.0x	1.1x	2.3x

(1)	On June 30, 2006, we acquired the following amusement parks: Cedar Canada, Kings Island, Kings Dominion, Carowinds, and Great America (collectively, the “Paramount Parks”). Operating results for the Paramount Parks are included for the periods subsequent to their acquisition date.
(2)	Combined attendance includes attendance figures from the eleven amusement parks, six separately gated outdoor water parks, and Star Trek: The Experience, which closed in September 2008.
(3)	Combined in-park guest per capita spending includes all amusement park and outdoor water park revenues, causeway tolls and parking revenues for the amusement park and water park operating seasons. Revenues from indoor water park, hotel, campground, marina and other out-of-park operations are excluded from per capita statistics.
(4)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense plus capitalized interest, amortization of capitalized debt costs and the interest component of rental costs. Our earnings were insufficient to cover our fixed charges for 2010 by approximately $29.2 million due to a non-cash fourth-quarter charge for the impairment of long-lived assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition covers periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of those historical periods does not reflect the impact that the Transactions have had and will have on us. You should read the following discussion of our results of operations and financial condition with the financial statements and related notes and the information presented under the headings “Selected historical consolidated financial and other operating data” appearing elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements.

Business Overview

We generate our revenues primarily from sales of (1) admission to our parks, (2) food, merchandise and games inside our parks, and (3) hotel rooms, food and other attractions outside our parks. Our principal costs and expenses, which include salaries and wages, advertising, maintenance, operating supplies, utilities and insurance, are relatively fixed and do not vary significantly with attendance.

Each of our properties is run by a park general manager and operates autonomously. Management reviews operating results, evaluates performance and makes operating decisions, including the allocation of resources, on a property-by-property basis. In order to better facilitate discussion of trends in attendance and guest per capita spending than would be possible on a consolidated basis, our 11 amusement parks and six separately gated water parks have been grouped into regional designations. The northern region, which is the largest, includes Cedar Point and the adjacent Soak City water park, Kings Island, Canada’s Wonderland, Dorney Park, Valleyfair, Geauga Lake and Michigan’s Adventure. The southern region includes Kings Dominion, Carowinds, Worlds of Fun and Oceans of Fun. Finally, our western region includes Knott’s Berry Farm, Great America and the Soak City water parks located in Palm Springs, San Diego and adjacent to Knott’s Berry Farm. This region also includes the management contract with Gilroy Gardens Family Theme Park in Gilroy, California.

Aside from attendance and guest per capita statistics, discrete financial information and operating results are not prepared at the regional level, but rather at the individual park level for use by the CEO, who is the Chief Operating Decision Maker (CODM), as well as by the CFO, the park general managers, and two executive vice presidents, who report directly to the CEO and to whom our park general managers report.

The following table presents certain financial data expressed as a percent of total net revenues and selective statistical information for the periods indicated.

For the years ended December 31,	2010		2009		2008
	(In millions)		(In millions)		(In millions)
Net revenues:
Admissions	$568.8	58.2%	$532.8	58.2%	$566.3	56.9%
Food, merchandise and games	337.3	34.5%	316.4	34.5%	355.9	35.7%
Accommodations and other	71.5	7.3%	66.9	7.3%	74.0	7.4%

Net revenues	977.6	100.0%	916.1	100.0%	996.2	100.0%
Operating costs and expenses	632.0	64.6%	616.2	67.3%	641.0	64.3%
Depreciation and amortization	126.8	13.0%	132.8	14.5%	125.9	12.6%
Loss on impairment of goodwill and other intangibles	2.3	0.2%	4.5	0.5%	87.0	8.7%
Loss on impairment / retirement of fixed assets	62.8	6.4%	0.2	—%	8.4	0.9%
(Gain) on sale of other assets	—	—%	(23.1)	(2.5%)	—	—%

Operating income	153.7	22.1%	185.5	20.2%	133.9	13.4%

Interest and other expense, net	149.2	15.3%	125.4	13.8%	130.1	12.9%
Net change in fair value of swaps	18.2	1.9%	9.2	1.0%	—	—%
Loss on early debt extinguishment	35.3	3.6%	—	—	—	—
Unrealized / realized (gain) loss on f/x	(20.6)	(2.1)%	0.6	0.1%	(1.0)	(0.1)%
Provision (benefit) for taxes	3.2	0.3%	14.9	1.6%	(0.9)	(0.1%)

Net income	$(31.6)	(3.2)%	$35.4	3.9%	$5.7	0.6%

Other data:
Combined attendance (in thousands)	22,794		21,136		22,720
Combined in-park guest per capita spending	$39.21		$39.56		$40.13

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America. These principles require us to make judgments, estimates and assumptions during the normal course of business that affect the amounts reported in the Consolidated Financial Statements and related notes. The following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition and operating results or involve a higher degree of judgment and complexity (see Note 2 to our Consolidated Financial Statements for a complete discussion of our significant accounting policies). Application of the critical accounting policies described below involves the exercise of judgment and the use of assumptions as to future uncertainties, and, as a result, actual results could differ from these estimates and assumptions.

Property and Equipment

Property and equipment are recorded at cost. Expenditures made to maintain such assets in their original operating condition are expensed as incurred, and improvements and upgrades are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The composite method is used for the group of assets acquired as a whole in 1983, as well as for the groups of like assets of each subsequent business acquisition. The unit method is used for all individual assets purchased.

Impairment of Long-Lived Assets

The carrying values of long-lived assets, including property and equipment, are reviewed whenever events or changes in circumstances indicate that the carrying values of the assets may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the assets, including disposition, are less than the carrying value of the assets. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying amounts of the assets. Fair value is generally determined based on a discounted cash flow analysis. In order to determine if an asset has been impaired, assets are grouped and tested at the lowest level (park level) for which identifiable, independent cash flows are available.

The determination of both undiscounted and discounted cash flows requires management to make significant estimates and consider an anticipated course of action as of the balance sheet date. Subsequent changes in estimated undiscounted and discounted cash flows arising from changes in anticipated actions could impact the determination of whether impairment exists, the amount of the impairment charge recorded and whether the effects could materially impact the consolidated financial statements.

At the end of the fourth quarter, we concluded, based on 2010 operating results, as well as updated forecasts, that a review of the carrying value of long-lived assets at California’s Great America was warranted. After performing our review, we determined that a portion of the park’s fixed assets, the majority of which were originally recorded with the Paramount Parks (“PPI”) acquisition, were impaired. As a result, we recognized $62.0 million of fixed-asset impairment as of December 31, 2010.

Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived intangible assets, including trade-names, are reviewed for impairment annually, or more frequently if indicators of impairment exist. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in expected future cash flows; a sustained, significant decline in equity price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

An impairment loss may be recognized if the carrying value of the reporting unit is higher than its fair value, which is estimated using both an income (discounted cash flow) and market approach. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill is less than the recorded goodwill, an impairment charge is recorded for the difference. Goodwill and trade-names have been assigned at the reporting unit, or park level, for purposes of impairment testing.

Historically, goodwill related to parks acquired prior to 2006 has been annually tested for impairment as of October 1, while goodwill and other indefinite-lived intangibles, including trade-name intangibles, related to the PPI acquisition in 2006 have been annually tested for impairment as of April 1. Effective in December 2010, we changed the date of our annual goodwill impairment tests from April 1 and October 1 to December 31 to more closely align the impairment testing procedures with our long-range planning and forecasting process, which occurs in the fourth quarter each year. We believe the change is preferable since the long-term cash flow projections are a key component in performing our annual impairment tests of goodwill. In addition, we changed the date of our annual impairment test for other indefinite-lived intangibles from April 1 to December 31.

During 2010, we tested goodwill for impairment as of April 1, 2010 or October 1, 2010, as applicable, and again as of December 31, 2010. The tests indicated no impairment of goodwill as of any of those dates. Other indefinite-lived intangibles were tested for impairment as of April 1, 2010 and December 31, 2010. After performing the April 1, 2010 impairment test, we determined that a portion of trade-names at certain PPI parks were impaired as the carrying values of those trade-names exceeded their fair values. As a result we recognized $1.4 million of trade-name impairment during the second quarter of 2010. This impairment was driven mainly by an increase in our cost of capital in 2010 and lower projected growth rates for certain parks as of the test date. After performing the December 31, 2010 impairment test, we determined that a portion of the trade-names at Great America, originally recorded with the PPI acquisition, were impaired. As a result, we recognized an additional $0.9 million of trade-name impairment during the fourth quarter of 2010.

The change in accounting principle related to changing the annual goodwill impairment testing date did not delay, accelerate, avoid or cause an impairment charge. As it was impracticable to objectively determine operating and valuation estimates for periods prior to December 31, 2010, we have prospectively applied the change in the annual goodwill impairment testing date from December 31, 2010.

It is possible that our assumptions about future performance, as well as the economic outlook, and related conclusions regarding the valuation of our reporting units (parks), could change adversely, which may result in additional impairment that would have a material effect on our financial position and results of operations, in future periods. At December 31, 2010, two of our reporting units had fair values in excess of their carrying values by greater than 10%, and a third reporting unit had a fair value in excess of the carrying value by 8%.

Self-Insurance Reserves

Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. Reserves are established for both identified claims and incurred but not reported (IBNR) claims. Such amounts are accrued for when claim amounts become probable and estimable. Reserves for identified claims are based upon our own historical claims experience and third-party estimates of settlement costs. Reserves for IBNR claims, which are not material to our consolidated financial statements, are based upon our own claims data history, as well as industry averages. All reserves are periodically reviewed for changes in facts and circumstances and adjustments are made as necessary.

Derivative Financial Instruments

Derivative financial instruments are only used within our overall risk management program to manage certain interest rate and foreign currency risks from time to time. We do not use derivative financial instruments for trading purposes.

Derivative financial instruments used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in the cash flows of the related underlying exposures. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is reported as a component of “Other comprehensive income (loss)” and reclassified into earnings in the period during which the hedged transaction affects earnings. Changes in fair value of derivative instruments that do not qualify as effective hedging activities are reported as “Net effect of swaps” in the consolidated statement of operations. Additionally, the “Other comprehensive income (loss)” related to interest rate swaps that become ineffective is amortized over the remaining life of the interest rate swap, and reported as a component of “Net effect of swaps” in the consolidated statements of operations.

Revenue Recognition

Revenues on multi-day admission tickets are recognized over the estimated number of visits expected for each type of ticket, and are adjusted periodically during the season. All other revenues are recognized on a daily basis based on actual guest spending at our facilities, or over the park operating season in the case of certain marina revenues and certain sponsorship revenues. Revenues on admission tickets for the next operating season, including season passes, are deferred in the year received and recognized as revenue in the following year.

Results of Operations

Year ended December 31, 2010 compared with year ended December 31, 2009

The following table presents key operating and financial information for the years ended December 31, 2010 and 2009 (amounts in thousands, except per capita spending and percentages).

			Increase (Decrease)
	12/31/10	12/31/09	$	%
Net revenues	$977,592	$916,075	$61,517	6.7%
Operating costs and expenses	632,022	616,141	15,881	2.6%
Depreciation and amortization	126,796	132,745	(5,949)	(4.5)%
Loss on impairment of goodwill and other intangibles	2,293	4,500	(2,207)	N/M
Loss on impairment/retirement of fixed assets	62,752	244	62,508	N/M
(Gain) on sale of other assets	—	(23,098)	23,098	N/M

Operating income	$153,729	$185,543	$(31,814)	(17.1)%

Other Data:
Adjusted EBITDA	$359,231	$316,512	$42,719	13.5%
Adjusted EBITDA margin	36.7%	34.6%	—	2.1%
Attendance	22,794	21,136	1,658	7.8%
Per capita spending	$39.21	$39.56	$(0.35)	(0.9)%
Out-of-park revenues	$108,809	$102,601	$6,208	6.1%
Cash operating costs	$632,111	$616,167	$15,944	2.6%

N/M-Not meaningful

Consolidated net revenues totaled $977.6 million in 2010, increasing $61.5 million, from $916.1 million in 2009. The 7% increase in revenues reflects an 8%, or 1.7 million-visit, increase in attendance from a year ago. The improved attendance was largely due to an increase in season-pass visits, the result of an increase in the number of season passes sold, particularly at our parks in the southern and western regions. In addition, attendance in 2010 benefited from an increase in group sales business as many of our parks saw the return of numerous group bookings that were lost in 2009, as well as favorable weather conditions throughout much of the operating season, including the all important fall season.

The increase in 2010 revenues also reflects an increase of 6%, or approximately $6.2 million, in out-of-park revenues, which represents the sale of hotel rooms, food, merchandise and other complementary activities located outside of the park gates. The increase in out-of-park revenues was primarily driven by an increase in occupancy and average-daily-room rates at most of our hotel properties. Slightly offsetting the increases in attendance and out-of-park revenues was a less than 1%, or $0.35, decrease in average in-park guest per capita spending for the year. In-park guest per capita spending represents the amount spent per attendee to gain admission to a park, plus all amounts spent while inside the park gates. For the fiscal year, average in-park per capita spending increased 2% in the northern region, but this increase was offset by declines in per capita spending in the southern and western regions. The declines in those regions were in part the result of the increase in season pass visits. The increase in revenues for the fiscal year also reflects the impact of currency exchange rates and the weakening U.S. dollar on our Canadian operations (approximately $7.4 million) during the year.

Operating costs and expenses increased $15.9 million, or 3%, to $632.0 million versus $616.1 million for 2009. The increase reflects $10.4 million of costs incurred in 2010 in connection with the terminated Apollo merger, an increase in scheduled maintenance expense across the parks of approximately $9.5 million, increases in operating supplies and seasonal wages of approximately $3.2 million and $2.9 million, respectively, the result of increased attendance, and the negative impact of currency exchange rates on our Canadian operating expenses of approximately $4.5 million during the year. The comparison between years is also affected by certain one-time costs incurred in 2009, including $11.5 million of litigation costs for the settlement of a California class-action lawsuit and a license dispute with Paramount Pictures, as well as $5.6 million of costs for the terminated Apollo merger.

Depreciation and amortization expense for the year decreased $5.9 million due primarily to lower amortization expense in 2010 resulting from the accelerated amortization in 2009 of the intangible asset related to the Nickelodeon licensing agreement, which was not renewed at the end of 2009. During the second and fourth quarters of 2010, we recognized non-cash charges of $1.4 million and $0.9 million, respectively, for the partial impairment of trade-names originally recorded at the time of the PPI acquisition. This compares with a non-cash charge of $4.5 million for the impairment of trade-names in 2009. Additionally in the fourth quarter, we recognized a non-cash charge of $62.0 million at Great America for the partial impairment of its fixed assets and a $0.8 million charge for asset retirements across all properties. Although the acquisition of the PPI parks continues to meet our collective operating and profitability goals, the performance of certain acquired parks fell below our original expectations in 2010, which when coupled with a higher cost of capital, resulted in the impairment charges recorded in 2010. It is important to note that each of the acquired PPI parks produces positive cash flow, and that trade-name write-downs and fixed asset impairment losses do not affect cash, Adjusted EBITDA or liquidity.

The comparison of operating income between years is also affected by a $23.1 million gain on the sale of other assets in 2009. In late August of 2009, we completed the sale of 87 acres of surplus land at Canada’s Wonderland to the Vaughan Health Campus of Care in Ontario, Canada as part of our ongoing efforts to reduce debt. Net proceeds from this sale totaled $53.8 million and resulted in the recognition of a $23.1 million gain during 2009. After this gain, as well as depreciation, amortization, impairment losses and all other operating costs, operating income for 2010 decreased $31.8 million to $153.7 million compared with $185.5 million in 2009.

In July 2010, we completed the refinancing of our outstanding debt by issuing $405 million of 9.125% senior unsecured notes and entering into a new $1,435 million credit agreement, resulting in the recognition of a $35.3 million loss during the year on the early extinguishment of our previous debt. As a result of the 2010 financing, as well as the August 2009 amendment that extended $900 million of term debt, interest-rate spreads were higher during 2010 than a year ago. Based on the higher interest-rate spreads, interest expense for 2010 increased $25.6 million to $150.3 million from $124.7 million in 2009.

During 2010, the net effect of our swaps increased $9.0 million to a non-cash charge to earnings of $18.2 million, reflecting the regularly scheduled amortization of amounts in “Accumulated other comprehensive income” (AOCI) related to the swaps, offset somewhat by gains from marking the ineffective and de-designated swaps to market and foreign currency gains related to the U.S.-dollar denominated Canadian term loan in the current period. During the year, we also recognized a $20.6 million benefit to earnings for unrealized/realized foreign currency gains, $17.5 million of which represents an unrealized foreign currency gain on the U.S.-dollar denominated notes issued in July and held at our Canadian property.

A provision for taxes of $3.2 million was recorded in 2010, consisting of a benefit to account for the tax attributes of our corporate subsidiaries of $4.7 million and a provision for publicly traded partnership (PTP) taxes of $7.9 million. This compares with a provision for taxes of $14.9 million in 2009, consisting of $7.9 million for the tax attributes of our corporate subsidiaries and $7.0 million for PTP taxes.

After interest expense and provision for taxes, net loss for the period totaled $31.6 million, or $0.57 per diluted limited partner unit, compared with net income of $35.4 million, or $0.63 per unit, a year ago.

We believe Adjusted EBITDA is a meaningful measure of our operating results (for additional information regarding Adjusted EBITDA, including how we define and use Adjusted EBITDA, as well as a reconciliation to net income, see Note 1 in “Summary Historical Consolidated Financial and Other Operating Data,” on pages

18-19). In 2010, Adjusted EBITDA (as defined by our credit agreement) increased $42.7 million, or 14%, to $359.2 million, with our Adjusted EBITDA margin (Adjusted EBITDA divided by net revenues) increasing 210 basis points (bps) to 36.7% from 34.6% in 2009. The increase in margin in 2010 was largely due to increased attendance which led to strong operating results during the peak summer months of July and August, as well as the ever-growing fall season, and continued disciplined cost containment throughout the year.

Results of Operations

Year ended December 31, 2009 compared with Year ended December 31, 2008

The following table presents key operating and financial information for the years ended December 31, 2009 and 2008. (Amounts in thousands except per capita spending and percentages)

			Increase (Decrease)
	12/31/09	12/31/08	$	%
Net revenues	$916,075	$996,232	$(80,157)	(8.0)
Operating costs and expenses	616,141	641,058	(24,917)	(3.9)
Depreciation and amortization	132,745	125,838	6,907	5.5
Loss on impairment of goodwill and other intangibles	4,500	86,988	(82,488)	N/M
Loss on impairment/retirement of fixed assets	244	8,425	(8,181)	N/M
(Gain) on sale of other assets	(23,098)	—	(23,098)	N/M

Operating income	$185,543	$133,923	$51,620	38.5

Other Data:
Adjusted EBITDA	$316,512	$355,890	$(39,378)	(11.1)
Adjusted EBITDA margin	34.6	35.7	—	(1.1)
Attendance	21,136	22,720	(1,584)	(7.0)
Per capita spending	$39.56	$40.13	$(0.57)	(1.4)
Out-of-park revenues	$102,601	$109,919	$(7,318)	(6.7)
Cash operating costs	$616,167	$640,342	$(24,175)	(3.8)

N/M-Not meaningful

Consolidated net revenues totaled $916.1 million in 2009, decreasing $80.1 million, from $996.2 million in 2008. The decrease in revenues reflects a 7%, or 1.6 million-visit, decrease in attendance in 2009 compared with 2008. The decrease in attendance was primarily the result of a sharp decline in group sales business, which was negatively affected by the poor economy, a decrease in season pass visits due to a decline in season pass sales during the year and poor weather, including particularly cooler than normal temperatures throughout much of the season at our northern and southern regions. The revenue decline also represents a decrease of 1%, or $0.57, in average in-park per capita spending for 2009. In-park guest per capita spending represents the amount spent per attendee to gain admission to a park plus all amounts spent while inside the park gates. Excluding the effects of the closing of Star Trek: The Experience in 2008, the decrease in per capita spending for the period would have been $0.34, or less than 1% when compared with 2008. Out-of-park revenues, which represent the sale of hotel rooms, food, merchandise and other complementary activities located outside of the park gates, decreased 7%, or $7.3 million between years, due primarily to declines in occupancy rates at most of our hotel properties.

Operating costs and expenses, excluding depreciation, amortization and other non-cash charges, decreased 4%, or $24.9 million, to $616.1 million in 2009 from $641.0 million in 2008. The decrease in operating costs was the result of the successful implementation of numerous cost-savings initiatives, a reduction in variable costs due to a decrease in attendance, and the closing of Star Trek: The Experience in late 2008. Together, these items reduced core operating costs by approximately $40.7 million, or 6.4%, in 2009. This reduction in operating costs was offset somewhat by $17.1 million of charges during the year related to the terminated Apollo merger and litigation settlements discussed earlier.

As mentioned in our “Year ended December 31, 2010 compared with year ended December 31, 2009” discussion above, in 2009 we recognized a $23.1 million gain on the sale of 87 acres of surplus land at Canada’s Wonderland. After the gain on the sale of the Canadian land, depreciation, amortization, loss on impairment / retirement of fixed assets, and all other non-cash costs, operating income for the period increased $51.6 million to $185.5 million in 2009 compared with $133.9 million in 2008. The increase in operating income was affected by the recording of non-cash charges in 2009 of $4.5 million for the impairment of trade-names that were originally recorded when we acquired the PPI parks in 2006, compared with non-cash charges of $79.9 million and $7.1 million recorded in 2008 for impairment of goodwill and trade-names, respectively. See Note 4 in the Notes to Consolidated Financial Statements for further discussion of these impairment charges.

In 2009, depreciation and amortization increased $6.9 million from 2008. This increase was due to an increase in amortization expense of $8.4 million, offset by a decrease in depreciation of $1.5 million. The increase in amortization expense reflects the accelerated amortization of the intangible asset related to the Nickelodeon licensing agreement. During 2009, it was determined that we would not be renewing the licensing agreement, which expired on December 31, 2009, thus triggering the accelerated amortization.

Interest expense for 2009 decreased $4.9 million to $124.7 million from $129.6 million in 2008. The decrease was primarily due to lower interest rates on our variable-rate outstanding borrowings along with lower average debt balances, offset slightly by a 200 basis point increase in interest costs on $900 million of term-debt borrowings that were extended by two years in August 2009. During 2009, we retired $161.3 million of term- debt through regularly scheduled debt amortization payments, as well as the use of available cash from the reduction in our annual distribution rate and the net proceeds from the sale of excess land at Canada’s Wonderland. Net change in fair value of swaps and other (income) expense, net, increased $10.8 million compared with 2008. This increase was primarily a result of recording a $9.2 million non-cash charge to income for the change in the mark-to-market valuations of our swaps that had gone ineffective or were de-designated for hedge accounting during the year, as well as the related amortization of amounts previously recorded in Other Comprehensive Loss. In 2008, the swaps were highly effective and the change in the mark-to-market valuations were appropriately recorded in Other Comprehensive Loss.

A provision for taxes of $14.9 million was recorded in 2009, consisting of a provision to account for the tax attributes of our corporate subsidiaries of $7.9 million and a provision for PTP taxes of $7.0 million. This compares with a benefit for taxes of $0.9 million in 2008, consisting of a $9.4 million benefit for the tax attributes of our corporate subsidiaries and a $8.5 million provision for PTP taxes.

After interest expense and provision for taxes, net income for the period totaled $35.4 million, or $0.63 per diluted limited partner unit, compared with net income of $5.7 million, or $0.10 per unit, a year ago.

In 2009, Adjusted EBITDA decreased $39.4 million, or 11%, to $316.5 million, with our Adjusted EBITDA margin decreasing 110 basis points (bps) to 34.6% from 35.7% in 2008. The decrease in margin in 2009 was due to a decrease in net revenues, caused primarily by a decrease in group business, only being partially offset by cost control initiatives implemented in 2009. For additional information regarding Adjusted EBITDA, including how we define and use Adjusted EBITDA, as well as a reconciliation to net income, see Note 1 in “Summary Historical Consolidated Financial and Other Operating Data.”

Financial Condition

With respect to both liquidity and cash flow, we ended 2010 in sound condition. The negative working capital ratio (current liabilities divided by current assets) of 2.4 at December 31, 2010 was the result of our highly seasonal business, as well as the impact of the fair value liability of our interest rate swap agreements that expire in October 2011 becoming current. Receivables and inventories are at normally low seasonal levels and credit facilities are in place to fund current liabilities, capital expenditures and pre-opening expenses as required.

Operating Activities

Net cash from operating activities in 2010 decreased $3.1 million to $182.1 million from $185.2 million in 2009. The decrease in operating cash flows between years was primarily attributable to the negative change in working capital, excluding the impact of debt-related and non-cash items, offset somewhat by the increase in the operating results of our parks.

Net cash from operating activities in 2009 decreased $30.4 million to $185.2 million compared with $215.6 million in 2008. The decrease in operating cash flows between years was primarily attributable to the decrease in operating results of our parks, offset by lower interest and income tax payments, and a favorable change in working capital.

Investing Activities

Investing activities consist principally of acquisitions and capital investments we make in our parks and resort properties. During 2010, cash used for investing activities totaled $71.7 million, compared to $15.3 million in 2009 and $77.1 million in 2008. The change between years was primarily the result for capital investments of a $53.8 million influx of cash in 2009 from the sale of excess land at Canada’s Wonderland. In addition, the 2008 total includes $6.4 million received from CBS Corporation as final settlement of a purchase-price working capital adjustment related to the acquisition of PPI. In 2009 and 2008, cash used for capital investments totaled $69.1 million and $83.5 million, respectively.

Historically, we have been able to improve our revenues and profitability by continuing to make substantial capital investments in our park and resort facilities. This has enabled us to maintain or increase attendance levels, as well as to generate increases in guest per capita spending and revenues from guest accommodations. For the 2011 operating season, we will be investing approximately $75 million in capital investments at our 17 properties, with the highlight of the 2011 program being the addition of four thrill-seeking 300-foot-tall swing rides, one at each of Cedar Point, Knott’s Berry Farm, Canada’s Wonderland and Kings Island.

In addition to great new thrill rides, we are also investing in other capital improvements across our parks, including the re-theming of children’s areas at three of our parks to the PEANUTS characters and the addition of a night-time light show and display at three of our parks, which will be similar to shows introduced at several of our parks over the past two seasons that have proved to be very popular with guests.

Financing Activities

Net cash utilized for financing activities in 2010, which reflects the July refinancing of our debt, totaled $112.7 million, compared with $173.3 million in 2009 and $127.6 million in 2008. The $60.6 million decrease in cash used for financing activities was primarily attributable to lower distribution payments made to partners in 2010 ($13.8 million) compared to 2009 ($67.9 million). Reflected in the 2009 total is the retirement of $53.8 million of term debt with funds obtained from the sale of excess land near Canada’s Wonderland.

Liquidity and Capital Resources

In July 2010, we issued $405 million of 9 1/8% senior unsecured notes in a private placement, including $5.6 million of original issue discount to yield 9.375%. The notes mature in 2018. Concurrently with that offering, we entered into new $1,435 million senior secured credit facilities, which include a $1,175 million senior secured term loan facility and a $260 million senior secured revolving credit facility. The net proceeds from the offering of the notes, along with borrowings under the senior secured credit facilities, were used to repay in full all amounts outstanding under our previous credit facilities. On February 25, 2011, we amended the senior secured credit facilities and extended the maturity date of the U.S. term loan portion of the credit facilities by one year. Certain terms of the amendment are described below.

Terms of the senior secured credit facilities include a reduction in our previous $310 million revolving credit facilities to a combined $260 million facility. Under the new agreement, the Canadian portion of the revolving credit facility has a limit of $15 million. U.S. denominated loans made under the revolving credit facility bear interest at a rate of LIBOR plus 400 bps (with no LIBOR floor). Canadian denominated loans made under the Canadian portion of the facility also bear interest at a rate of LIBOR plus 400 bps (with no LIBOR floor). The revolving credit facility, which matures in July 2015, also provides for the issuance of documentary and standby letters of credit.

The extended U.S. term loan, as amended on February 25, 2011, will amortize at $11.8 million per year beginning in 2011 and mature in December 2017. The extended U.S. term loan bears interest at a rate of LIBOR plus 300 bps, with a LIBOR floor of 100 bps. Until our recent amendment to the senior secured credit facilities, the U.S. term loan bore interest at a rate of LIBOR plus 400 bps, with a LIBOR floor of 150 bps.

At December 31, 2010, we had $1,157.1 million of variable-rate term debt, $399.4 million of the fixed-rate notes, and $23.2 million in borrowings outstanding under our revolving credit facility. After letters of credit, which totaled $15.7 million at December 31, 2010, we had $221.1 million of available borrowings under our revolving credit facility. Of our total term debt outstanding at the end of the year, none was scheduled to mature within the next twelve months.

Our $405 million of notes require semi-annual interest payments in February and August, with the principal due in full on August 1, 2018. The notes may be redeemed, in whole or in part, at any time prior to August 1, 2014 at a price equal to 100% of the principal amount of the notes redeemed plus a “make-whole” premium together with accrued and unpaid interest, if any, to the redemption date. Thereafter, the notes may be redeemed, in whole or in part, at various prices depending on the date redeemed. Prior to August 1, 2013, up to 35% of the notes may be redeemed with the net cash proceeds of certain equity offerings at 109.125%.

In 2006, we entered into several fixed-rate interest rate swap agreements totaling $1.0 billion. The weighted average fixed-LIBOR rate on the interest rate swaps, which mature in October 2011, is 5.6%. Based upon our scheduled quarterly regression analysis testing for the effectiveness of the accounting treatment of these swaps, as well as changes in the forward interest rate yield curves used in that testing, the swaps were deemed to be ineffective beginning in October 2009 and continuing through December 31, 2010. This resulted in the swaps not qualifying for hedge accounting during the fourth quarter of 2009 and all of 2010. The fair market value of these instruments at December 31, 2010 was a $48.0 million liability, which was recorded in “Current derivative liability” on the consolidated balance sheet.

In 2007, we entered into two cross-currency swap agreements, which mature in February 2012 and effectively converted $268.7 million of term debt at the time, and the associated interest payments, from U.S. dollar denominated debt at a rate of LIBOR plus 200 bps to 6.3% fixed-rate Canadian dollar denominated debt. As a result of paying down the underlying Canadian term debt with net proceeds from the sale of surplus land near Canada’s Wonderland in August 2009, the notional amounts of the underlying debt and the cross-currency swaps no longer match. Because of the mismatch of the notional amounts, we determined the swaps would no longer be highly effective going forward, resulting in the de-designation of the swaps as of the end of August 2009. The fair market value of these instruments at December 31, 2010 was a $54.5 million liability, which was recorded in “Derivative Liability” on the consolidated balance sheet.

The following table presents our existing fixed-rate swaps, which mature October 1, 2011, along with their notional amounts and their fixed interest rates, which compare to 30-day LIBOR of 0.26% as of December 31, 2010. The table also presents our cross-currency swaps and their notional amounts and interest rates as of December 31, 2010.

	Interest Rate Swaps		Cross-currency Swaps
($’s in thousands)	Notional Amounts	LIBOR Rate	Notional Amounts	Implied Interest Rate
	$200,000	5.64%	$258,000	7.31%
	200,000	5.64%	525	9.50%
	200,000	5.64%
	200,000	5.57%
	100,000	5.60%
	100,000	5.60%

Total $’s/Average Rate	$1,000,000	5.62%	$258,525	7.31%

In order to maintain fixed interest costs on a portion of our domestic term debt beyond the expiration of the existing swaps, in September 2010 we entered into several forward-starting swap agreements that will effectively convert a total of $600 million of LIBOR based variable-rate debt to fixed rates beginning in October 2011. The weighted average fixed rate on these LIBOR based interest rate swaps, which mature in December 2015, is 2.57%. The fair market value of these instruments at December 31, 2010 was $6.3 million, which was recorded in “Other Assets” on the consolidated balance sheet.

The following table presents our forward-starting fixed-rate swaps, which become effective October 1, 2011 and mature December 15, 2015, along with their notional amounts and their fixed interest rates.

	Forward-Starting Interest Rate Swaps
($’s in thousands)	Notional Amounts	Interest Rate
	$200,000	2.51%
	75,000	2.54%
	50,000	2.53%
	150,000	2.67%
	50,000	2.53%
	50,000	2.67%
	25,000	2.53%

Total $’s/Average Rate	$600,000	2.57%

The senior secured credit facilities require us to maintain specified financial ratios, which if breached for any reason, including a decline in operating results due to economic or weather conditions, could result in an event of default under the agreement. The most critical of these ratios is the Consolidated Leverage Ratio. At the end of 2010, this ratio was set at 6.25x consolidated total debt (excluding the revolving debt)-to-consolidated EBITDA. As of December 31, 2010, our consolidated total debt (excluding revolving debt)-to-consolidated EBITDA ratio was 4.33x, providing $110.2 million of consolidated EBITDA cushion on the Consolidated Leverage Ratio. We were in compliance with all other covenants under the senior secured credit facilities as of December 31, 2010.

The senior secured credit facilities, as amended February 25, 2011, also include provisions that allow us to make restricted payments of up to $60 million in 2011 and up to $20 million annually thereafter, at the discretion of the Board of Directors, so long as no default or event of default has occurred and is continuing. The restricted payment limitation in place under the credit facilities during 2010 and prior to the recent amendment capped the annual amount of permitted restricted payments at $20 million. These restricted payments are not subject to any specific covenants. Beginning in 2012, additional restricted payments are allowed to be made based on an excess-cash-flow formula, should our pro-forma consolidated leverage ratio be less than or equal to 4.50x consolidated total debt (excluding the revolving debt)-to-consolidated EBITDA (as defined), measured on a quarterly basis. Per the terms of the indenture governing our notes, our ability to make restricted payments in 2011 and beyond is permitted should our trailing-twelve-month Total-Indebtedness-to-Consolidated-Cash-Flow Ratio be less than or equal to 4.75x consolidated total indebtedness (including revolving debt)-to-consolidated EBITDA, measured on a quarterly basis. In accordance with these provisions, on October 5, 2010, we announced the declaration of a distribution of $0.25 per limited partner unit, which was paid on December 15, 2010. On February 15, 2011, we announced the declaration of a distribution of $0.08 per limited partner unit, which is payable on March 15, 2011.

In addition to the above mentioned covenants and provisions, the senior secured credit facilities contain an initial three-year requirement that at least 50% of our aggregate term debt and senior notes be subject to either a fixed interest rate or interest rate protection.

Existing credit facilities and cash flows from operations are expected to be sufficient to meet working capital needs, debt service, partnership distributions and planned capital expenditures for at least the next twelve months.

Off-balance sheet arrangements

We had $15.7 million in letters of credit, which are primarily in place to backstop insurance arrangements, outstanding on our revolving credit facility as of December 31, 2010. We have no other significant off-balance sheet financing arrangements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks from fluctuations in interest rates, and to a lesser extent on currency exchange rates on our operations in Canada and, from time to time, on imported rides and equipment. The objective of our financial risk management is to reduce the potential negative impact of interest rate and foreign currency exchange rate fluctuations to acceptable levels. We do not acquire market risk sensitive instruments for trading purposes.

We manage interest rate risk through the use of a combination of fixed-rate long-term debt, interest rate swaps, which fix a portion of our variable-rate long-term debt, and variable-rate borrowings under our revolving credit facility. We mitigate a portion of our foreign currency exposure from the Canadian dollar through the use of foreign-currency denominated debt. Hedging of the U.S. dollar denominated debt, used to fund a substantial portion of our net investment in our Canadian operations, is accomplished through the use of cross-currency swaps. Any gain or loss on the effective hedging instrument primarily offsets the gain or loss on the underlying debt. Translation exposures with regard to our Canadian operations are not hedged.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is reported as a component of “Other comprehensive income (loss)” and reclassified into earnings in the period during which the hedged transaction affects earnings. Changes in fair value of derivative instruments that do not qualify as effective hedging activities are reported as “Net effect of swaps” in the consolidated statement of operations. Additionally, the “Other comprehensive income (loss)” related to interest rate swaps that become ineffective is amortized over the remaining life of the interest rate swap, and reported as a component of “Net effect of swaps” in the consolidated statement of operations.

After considering the impact of interest rate swap agreements, at December 31, 2010, all of our outstanding long-term debt represented fixed-rate debt. Assuming an average balance on our revolving credit borrowings of approximately $108 million, a hypothetical 100 bps increase in 30-day LIBOR on our variable-rate debt would lead to a decrease of approximately $12 million in annual cash interest costs due to the impact of our fixed-rate swap agreements.

A uniform 10% strengthening of the U.S. dollar relative to the Canadian dollar would result in a $3.5 million decrease in annual operating income.

Impact of inflation

Substantial increases in costs and expenses could impact our operating results to the extent such increases could not be passed along to our guests. In particular, increases in labor, supplies, taxes, and utility expenses could have an impact on our operating results. The majority of our employees are seasonal and are paid hourly rates which are consistent with federal and state minimum wage laws. Historically, we have been able to pass along cost increases to guests through increases in admission, food, merchandise and other prices, and we believe that we will continue to have the ability to do so over the long term. We believe that the effects of inflation, if any, on our operating results and financial condition have been and will continue to be minor.

BUSINESS

Overview

We are one of the largest regional amusement park operators in the world and we own eleven amusement parks, six outdoor water parks, one indoor water park and five hotels.

In 2010, we entertained more than 22 million visitors. All of our parks are family-oriented, with recreational facilities for people of all ages, and provide clean and attractive environments with exciting rides and entertainment. The amusement parks include: Cedar Point, located on Lake Erie between Cleveland and Toledo in Sandusky, Ohio; Kings Island near Cincinnati, Ohio; Cedar Canada near Toronto, Canada; Dorney Park & Wildwater Kingdom (“Dorney Park”), located near Allentown in South Whitehall Township, Pennsylvania; Valleyfair, located near Minneapolis/St. Paul in Shakopee, Minnesota; Michigan’s Adventure located near Muskegon, Michigan; Kings Dominion near Richmond, Virginia; Carowinds in Charlotte, North Carolina; Worlds of Fun located in Kansas City, Missouri; Knott’s Berry Farm, located near Los Angeles in Buena Park, California; and California’s Great America (“Great America”) located in Santa Clara, California. Additionally, we have a management contract for Gilroy Gardens Family Theme Park in Gilroy, California.

We also own and operate the Castaway Bay Indoor Waterpark Resort in Sandusky, Ohio, and six separately gated outdoor water parks. Three of the outdoor water parks are located adjacent to Cedar Point, Knott’s Berry Farm and Worlds of Fun, the fourth is located near San Diego, the fifth is in Palm Springs, California, and the sixth is Geauga Lake’s Wildwater Kingdom located near Cleveland in Aurora, Ohio. We own and operate all rides and attractions at the amusement and water parks.

Our seasonal amusement parks are generally open during weekends beginning in April or May, and then daily from Memorial Day until Labor Day, after which they are open during weekends in September and, in most cases, October. The six outdoor water parks also operate seasonally, generally from Memorial Day to Labor Day, plus some additional weekends before and after this period. As a result, virtually all of the operating revenues of these parks are generated during an approximate 130 to 140-day operating season. Both Knott’s Berry Farm and Castaway Bay Resort are open daily on a year-round basis. Castaway Bay’s indoor water park is open daily generally from Memorial Day to Labor Day, plus a limited daily schedule for the balance of the year. Each park charges a basic daily admission price, which allows unlimited use of most rides and attractions.

The demographic groups that are most important to the parks are young people ages 12 through 24 and families. Families are believed to be attracted by a combination of rides and live entertainment and the clean, wholesome atmosphere. Young people are believed to be attracted by the action-packed rides. During their operating season, the parks conduct active television, radio, newspaper and internet advertising campaigns in their major market areas geared toward these two groups.

Competitive strengths

We believe we have the following competitive strengths:

High quality, well-maintained parks. We believe that we are a leading operator of regional amusement parks because we have historically made substantial investments in our park and resort facilities. This has enabled us to provide a wholesome, exciting, quality experience with broad family appeal and, as a result, increase attendance levels and generate higher in-park guest per capita spending and higher revenue from guest accommodations.

Capital investments for new rides and attractions in our parks typically range from $80-90 million per annum, excluding annual maintenance expenses that are included in the operating expense on our income statement. Capital expenditures and maintenance expenses together represented approximately 16-18% of revenue in each of the last three fiscal years.

We allocate capital to parks based on strict return parameters and aim to achieve cash-on-cash returns of 15-25% on investments in new rides, attractions and hotels. To accomplish that goal, we invest in marketable attractions—including an industry-leading portfolio of award-winning rollercoasters—that help drive attendance and have long operating lives and evergreen themes that incur minimal royalty payments and do not require costly re-theming or other reinvestment to keep pace with changing third party intellectual property. As a result of these capital investments, our parks have a variety of award winning thrill rides, including nine of the world’s top 25 steel roller coasters and three of the world’s top 15 wooden roller coasters according to international surveys conducted by Amusement Today. Those surveys have also voted Cedar Point the “Best Amusement Park in the World” for 13 consecutive years.

Each of our parks has also maintained broad family appeal, with designated areas for young children. According to Amusement Today’s survey, Kings Island has had the #1 ranked “Best Kids’ Area” for 10 consecutive years and Knott’s Berry Farm was ranked #4 this past year. We continue to pursue additional opportunities for growth at the parks that have a broad family appeal. For example, in 2010, we introduced the PEANUTS characters and Planet Snoopy, a children’s area, at the five Paramount Parks acquired in 2006. We believe making our parks appealing to the whole family results in higher attendance and greater per capita spending.

Favorable industry dynamics. Regional amusement parks provide an attractive and affordable alternative to large destination parks, particularly in a challenging economic environment. We believe that a leading position in the regional amusement park industry provides a distinct competitive advantage due to a price/value proposition that compares favorably to other local, out-of-home entertainment options. Additionally, our regional amusement and water parks are primarily located near major cities with little or no direct competition within their core market area and draw approximately 75% of attendance from within a 150-mile radius.

We are headquartered in Sandusky, Ohio.

Significant barriers to entry. We believe there are significant barriers to entry in the amusement park industry that help our parks to maintain their strong regional market positions:

•

Capital Costs. Construction of a quality regional theme park requires a substantial initial capital investment, and there is generally limited visibility on a newly-constructed park’s return on capital at inception.

•

Real Estate Requirements. Building a new theme park requires a significant plot of developable land, plus additional land for roads and local businesses, including lodging and restaurants, that will be complimentary to the park.

•

Zoning Restrictions. Local governments often believe the negative impact of increased traffic and environmental effects will outweigh the promise of increased tax revenue and job creation, and as a result generally show reluctance to approve zoning for a new theme park.

•

Development Time. We estimate that it takes approximately three years to construct a regional amusement park, with the planning process taking approximately one year (including a feasibility analysis, public approval processes, design development and financing) and construction taking up to two years (including procurement and installation of rides, show facilities and other equipment).

Significant real estate holdings and other assets. We own over 4,700 acres of land, with only one park utilizing leased property under a long-term ground lease through 2039. Our theme parks comprise approximately 4,000 acres of our owned land, including over 1,200 acres of developable land, and we also own approximately 535 acres of land at Geauga Lake near Cleveland, Ohio and 450 acres of land in Lenawee County, Michigan. All of the rides and attractions at the amusement and water parks are owned and operated by us. We also own and operate a number of other complementary assets adjacent to some of our parks:

•

We own and operate four hotel facilities at Cedar Point, including: Castaway Bay, which has a tropical Caribbean theme with 237 hotel rooms centered around a 38,000-square-foot indoor water park and is the park’s only year-round hotel; Hotel Breakers, which is the park’s largest hotel with more than 600 guest rooms plus dining and lounge facilities, a private beach, lake swimming, a conference/meeting center, one indoor pool and two outdoor pools; Breakers Express, a 350-room, limited-service hotel located near the Causeway entrance to the park; and Sandcastle Suites Hotel, which features 187 suites, a courtyard pool, tennis courts and a waterfront restaurant.

•

We own and operate several other assets at Cedar Point that are complementary to the park’s operations, including: Cedar Point Marina, which is one of the largest full-service marinas on the Great Lakes and provides dockage facilities (including floating docks and full guest amenities) for more than 740 boats; Castaway Bay Marina, which is a full-service marina featuring 160 slips and full guest amenities; Camper Village, which has campsites for more than 100 recreational vehicles; and Lighthouse Point, which offers lakefront cottages, cabins and full-service recreation vehicle campsites.

•	We own the Cedar Point Causeway across Sandusky Bay, which is a major access route to Cedar Point.

•	We own and operate the Knott’s Berry Farm Resort Hotel, a 320-room, full-service hotel that features a pool, tennis courts and meeting/banquet facilities and is located adjacent to Knott’s Berry Farm.

•

We own Worlds of Fun Village, an upscale camping area that offers overnight guest accommodations next to our Worlds of Fun park in 20 wood-side cottages, 22 log cabins and 80 deluxe RV sites, as well as owning campgrounds at both Kings Dominion and Carowinds.

•

We own dormitory facilities that house seasonal and part-time employees near or adjacent to several of our parks, including: Cedar Point, where we own dormitories that house up to 2,800 employees; Kings Dominion, where we own a dormitory that houses up to 440 employees; and Valleyfair, where we own a dormitory that houses up to 420 employees.

Stable and diversified cash flows. We have historically generated stable cash flow as a result of consistent attendance and long-term revenue trends. In addition to favorable industry dynamics historically driving organic attendance growth, we have opportunistically made acquisitions to further our diversity of revenue and market share. As a result, our park portfolio is broadly distributed across North America, establishing a geographic footprint that mitigates regional economic and weather risk, and our revenues and EBITDA are diversified across our parks, so we are not dependent on any one park or region.

We have also used our highly successful holiday events to extend the operating season and generate additional revenue at our parks. In the last decade, Halloween events have been added to most of the Company’s parks and have become meaningful financial contributors. These Halloween events follow in the tradition of Knott’s Scary Farm, the original theme park Halloween event dating back to 1973 at Knott’s Berry Farm. Knott’s Scary Farm has consistently been named one of the “Best Halloween Events in the World” according to Amusement Today, and its immense popularity also paved the way for a Christmas Event, Knott’s Merry Farm.

We believe our stable and diversified cash flow will continue to give us the opportunity to grow, reinvest in our business and service our indebtedness.

Industry-leading operating metrics. We have some of the highest EBITDA margins and cash conversion profiles in the theme park industry. We protect these margins by maintaining our pricing policies and abiding by strict cost controls. On the pricing side, we limit the use of complimentary and heavily-discounted tickets and focus on single-day ticket price integrity with a reasonable season-pass/single-day ratio. On the cost side, we carefully manage seasonal staffing levels, minimize corporate overhead and require senior management approval for pricing decisions, permanent hiring and corporate travel. Additionally, our management has consistently demonstrated the ability to enhance the performance of acquired assets by enforcing strict cost controls, optimizing pricing policies for tickets and redirecting spending away from intellectual property and towards thrill rides.

Our high operating margins are also aided by our lack of significant licensing fees, as compared to industry peers who incur licensing fees for certain entertainment-themed attractions. Our relatively low licensing fees allow us to redirect expenditures toward thrill rides that will increase attendance, such as Behemoth at Cedar Canada and Diamondback at Kings Island. We believe this is an important reason that we have consistently outperformed our peers in periods of economic uncertainty.

We believe that our ability to maintain industry-leading operating margins will allow us to continue to outperform our peers.

Experienced management team. The members of our senior management team have an average of 18 years of experience with us and more than 25 years in the amusement park and entertainment industry. The management team is led by Richard L. Kinzel (President and Chief Executive Officer) and Peter J. Crage (Executive Vice President and Chief Financial Officer) who have 38 and 21 years of experience in the amusement and entertainment industry and 38 and 9 years of experience with Cedar Fair, respectively. We believe our experienced and stable management is a key component of our success and will enable us to continue to produce attractive operating results.

Our strategy

Our objective is to maximize our cash flow and operating profitability while providing our guests high-value, high-quality entertainment through a focus on our cornerstones of safety, service, cleanliness, courtesy and integrity. Key elements of our business strategy are:

Pursuing growth in our existing parks. We have an industry-leading portfolio of regional amusements parks that are well capitalized and in excellent condition, along with significant real estate holdings. We believe there are continuing opportunities for us to leverage this high-quality asset base to generate growth in and around our existing parks.

We are constantly looking for ways to increase our revenues by increasing attendance and guest per capita spending, including pursuing the following strategies:

•	We will continue to make prudent capital investments, adding marketable rides and attractions and improving the overall guest experience.

•	We plan to implement innovative ticket pricing strategies to maximize admissions revenue and out-of-park spending on hotels, campgrounds and extra-charge attractions.

•	We plan to add and enhance dining, merchandise and other revenue outlets.

•	We will focus on opportunities to host new seasonal events and other special events.

Because a large portion of our expenses are relatively fixed, incremental attendance gains and increases in guest per capita spending have historically resulted in significant increases in our operating profits.

Maintaining disciplined expense controls. Our management team focuses on fostering a strong culture of accountability that allows us to control operating costs and expenses in all aspects of our business while maintaining a high-quality guest experience. Full-time staff and corporate overhead are kept to a minimum, and seasonal staffing levels are adjusted daily based on expected park attendance. All other costs and expenses are carefully budgeted and controlled to the maximum extent practicable. As a result, we are able to maintain industry leading operating margins, even in the face of a challenging economic environment.

Additionally, we have been able to implement our strategy and cost discipline at the parks that we have acquired throughout the years. For example, through our strict cost controls and other initiatives, we were able to significantly increase park level EBITDA margins at the five Paramount Parks that we acquired in 2006.

We believe that our disciplined approach to costs and expenses will continue to contribute to our industry leading margins and provide us with flexibility during downturns in the economy and in our business.

Extending the traditional operating season. A majority of our amusement parks are seasonal, with virtually all of the operating revenues of these parks generated during an approximate 130- to 140-day operating season that lasts from Memorial Day to Labor Day. We have marketed a number of initiatives to generate business and extend the operating season. Our parks host several successful and popular holiday events which extend the operating season, including award winning Halloween events. Knott’s Scary Farm at Knott’s Berry Farm, for example, has consistently been named one of the “Best Halloween Events in the World” according to Amusement Today. In recent years, Halloween and other special events have been added to most of our parks and have become meaningful financial contributors.

We continuously consider and implement new concepts and initiatives that allow us to maximize the value of our assets through higher utilization.

Adding complementary facilities. Our industry-leading portfolio of regional amusements parks includes significant real estate holdings that we may develop in the future to maximize ancillary revenue at our parks. In the past, we have expanded several of our parks by adding complementary facilities such as campgrounds, lodging, marinas and water parks. Because a portion of visitors to our amusement parks include an overnight stay in their visits, particularly at Cedar Point, we continuously upgrade our resort facilities and other lodging options. We also add branded and non-branded restaurant offerings adjacent to our parks to better serve the desires of our guests and to drive incremental revenue.

We believe that adding and maintaining complementary facilities will allow us to continue to benefit from increased revenues and operating profits.

Description of parks

Cedar Point

Cedar Point, which was first developed as a recreational area in 1870, is located on a peninsula in Sandusky, Ohio bordered by Lake Erie and Sandusky Bay, approximately 60 miles west of Cleveland and 100 miles southeast of Detroit. Cedar Point is believed to be the largest seasonal amusement park in the United States, measured by the number of rides and attractions and the hourly ride capacity, and has been named the Best Amusement Park in the World for 13 consecutive years by Amusement Today’s international survey. It serves a six-state region in the Midwestern United States, which includes nearly all of Ohio and Michigan, western Pennsylvania and New York, northern West Virginia and Indiana, and southwestern Ontario, Canada. The park’s total market area includes approximately 26 million people, and the major areas of dominant influence in this market area, which are Cleveland, Detroit, Toledo, Akron, Columbus, Grand Rapids, Flint, and Lansing, include approximately 15 million people.

Located adjacent to the park is Soak City, a separately gated water park that features more than 20 water rides and attractions, as well as Challenge Park, which features several extra-charge attractions including two 18-hole themed miniature golf courses and two go-kart tracks.

Cedar Point also owns and operates four hotel facilities. Cedar Point’s only year-round hotel is Castaway Bay Indoor Waterpark Resort, an indoor water park resort, which is located at the Causeway entrance to the park. Castaway Bay features a tropical Caribbean theme with 237 hotel rooms centered around a 38,000-square-foot indoor water park. The park’s largest hotel, the historic Hotel Breakers, has more than 600 guest rooms. Hotel Breakers has various dining and lounge facilities, a private beach, lake swimming, a conference/meeting center, one indoor pool and two outdoor pools. Located near the Causeway entrance to the park is Breakers Express, a 350-room, limited-service seasonal hotel. In addition to the Hotel Breakers and Breakers Express, Cedar Point

offers the lakefront Sandcastle Suites Hotel, which features 187 suites, a courtyard pool, tennis courts and a contemporary waterfront restaurant.

Cedar Point also owns and operates the Cedar Point Marina, Castaway Bay Marina and Camper Village. Cedar Point Marina is one of the largest full-service marinas on the Great Lakes and provides dockage facilities for more than 740 boats, including floating docks and full guest amenities. In addition, Cedar Point Marina features a Famous Dave’s Bar-B-Que restaurant and an upscale seafood restaurant, called Bay Harbor, both of which are accessible by the general public. Castaway Bay Marina is a full-service marina featuring 160 slips. Camper Village includes campsites for more than 100 recreational vehicles and Lighthouse Point which offers lakefront cottages, cabins and full-service recreation vehicle campsites.

We also own and operate the Cedar Point Causeway across Sandusky Bay, a major access route to Cedar Point, and dormitory facilities located near the park that house up to 3,300 of the park’s approximately 4,100 seasonal and part-time employees.

Knott’s Berry Farm

Knott’s Berry Farm, located near Los Angeles in Buena Park, California, first opened in 1920 and was acquired by us late in 1997. The park is one of several year-round theme parks in Southern California and serves a total market area of approximately 20 million people centered in Orange County and a large national and international tourism population.

The park is renowned for its seasonal events, including a special Christmas promotion, “Knott’s Merry Farm,” and a Halloween event called “Knott’s Scary Farm,” which has been held for more than 30 years and is annually rated one of the best Halloween events in the industry by Amusement Today’s international survey.

We also own and operate three water parks in California. Adjacent to Knott’s Berry Farm is Knott’s Soak City-Orange County, a separately gated seasonal water park that features more than 20 water rides and attractions. Just south of San Diego in Chula Vista, California is Knott’s Soak City-San Diego, a seasonal water park which offers its guests more than 20 water rides and attractions. Knott’s Soak City-Palm Springs is a 16-acre seasonal water park, located in Palm Springs, California, that offers 20 separate water rides and attractions, including 13 water slides, a giant wave pool, a lazy river inner tube ride and a children’s activity area, as well as various food and merchandise shops.

We also own and operate the Knott’s Berry Farm Resort Hotel, a 320-room, full-service hotel located adjacent to Knott’s Berry Farm, which features a pool, tennis courts and meeting/banquet facilities.

Canada’s Wonderland

Canada’s Wonderland, a combination amusement and water park located near Toronto in Vaughan, Ontario, first opened in 1981 and was acquired by us in June of 2006. It contains more than 200 attractions, including 15 roller coasters, and is one of the most attended regional amusement parks in North America. Canada’s Wonderland is in a culturally diverse metropolitan market with large populations of different ethnicities and national origins. Each year, numerous cultural festivals featuring renowned music artists from across the world perform in the Kingswood Music Theatre located within the park. The park’s total market area includes approximately 9 million people.

Kings Island

Kings Island, a combination amusement and water park located near Cincinnati, Ohio, first opened in 1972 and was acquired by us in June of 2006. Kings Island is one of the largest seasonal amusement parks in the United States, measured by the number of rides and attractions and the hourly ride capacity. The park features a children’s area that has been named the “Best Kids’ Area in the World” for 10 consecutive years by Amusement Today, and its 2009 steel roller-coaster, Diamondback, was voted second best new ride for 2009 by Amusement Today.

The park’s total market area includes approximately 15 million people, and the major areas of dominant influence in this market area, which are Cincinnati, Dayton and Columbus, Ohio, Louisville and Lexington, Kentucky, and Indianapolis, Indiana, include approximately 8 million people.

Dorney Park

Dorney Park, a combination amusement and water park located near Allentown in South Whitehall Township, Pennsylvania, was first developed as a summer resort area in 1884 and was acquired by us in 1992. Dorney Park is one of the largest amusement parks in the Northeastern United States and serves a total market area of approximately 35 million people. The park’s major markets include Philadelphia, New Jersey, New York City, Lancaster, Harrisburg, York, Scranton, Wilkes-Barre, Hazleton and the Lehigh Valley.

Kings Dominion

Kings Dominion, a combination amusement and water park located near Richmond, Virginia, first opened in 1975 and was acquired by us in June of 2006. The park’s total market area includes approximately 19 million people and the major areas of dominant influence in this market area, which are Richmond and Norfolk, Virginia, Raleigh, North Carolina, Baltimore, Maryland and Washington, D.C, include approximately 12 million people. In 2010, Kings Dominion introduced Intimidator 305, which was voted the second-best new ride in 2010 by Amusement Today’s international survey.

Additionally, the park offers Kings Dominion Campground, a camping area featuring a swimming pool, playground, volleyball courts, miniature golf, and laundry facilities. The campground also offers a free shuttle service between the campground and amusement park.

We also own a dormitory facility located adjacent to the park that houses up to 440 of the park’s approximately 3,100 seasonal employees.

Carowinds

Carowinds, a combination amusement and water park located in Charlotte, North Carolina, first opened in 1973 and was acquired by us in June 2006. Carowinds’ major markets include Charlotte, Greensboro, and Raleigh, North Carolina as well as Greenville and Columbia, South Carolina. The park’s total market area includes approximately 14 million people. In 2010, Carowinds introduced Intimidator, which was voted the fourth-best new ride in 2010 by Amusement Today’s international survey.

The park also offers Camp Wilderness Resort, a camping area that offers a convenience and merchandise store, laundry facilities, a swimming pool, miniature golf, shuffleboard, and sand volleyball courts. The campground has more than 140 RV sites and 57 spacious tent and pop-up sites. The campground also offers a free shuttle service between the campground and amusement park.

California’s Great America

California’s Great America, a combination amusement and water park located in Santa Clara, California, first opened in 1976 and was acquired by us in June of 2006. The park’s total market area includes approximately 13 million people and draws its visitors primarily from San Jose, San Francisco, Sacramento, Modesto and Monterey, among other cities in northern California.

Valleyfair

Valleyfair, which opened in 1976 and was acquired by our predecessor in 1978, is a combination amusement and water park located near Minneapolis-St. Paul in Shakopee, Minnesota. It is the largest amusement park in Minnesota. Valleyfair’s market area is centered in Minneapolis-St. Paul, which has a population of approximately 3 million, but the park also draws visitors from other areas in Minnesota and surrounding states with a combined population base of 9 million people.

We also own a dormitory facility located adjacent to the park that houses up to 420 of the park’s approximately 1,750 seasonal employees.

Worlds of Fun

Worlds of Fun, which opened in 1973, and Oceans of Fun, the adjacent separately gated water park that opened in 1982, were acquired by us in 1995. Located in Kansas City, Missouri, Worlds of Fun serves a total market area of approximately 7 million people centered in Kansas City, but also including most of Missouri, as well as portions of Kansas and Nebraska.

The park also features Worlds of Fun Village, an upscale camping area that offers overnight guest accommodations next to the park in 20 wood-side cottages, 22 log cabins and 80 deluxe RV sites. Also, included within the Village is a clubhouse with a swimming pool and arcade games.

Oceans of Fun, which requires a separate admission fee, is located adjacent to Worlds of Fun and features a wide variety of water attractions.

Michigan’s Adventure

Michigan’s Adventure, which was acquired by us in 2001, is the largest amusement park in Michigan. The combination amusement and water park located near Muskegon, Michigan serves a total market area of approximately 5 million people, principally from central and western Michigan and eastern Indiana.

Geauga Lake’s Wildwater Kingdom

Geauga Lake’s Wildwater Kingdom (“Geauga Lake”), located near Cleveland, Ohio, was first developed as a recreational area in 1888, and was acquired by us in 2004. This family-oriented water park serves a total market area of approximately 17 million people. The park’s major markets include Cleveland, Akron and Youngstown.

Working capital and capital expenditures

During the operating season, we carry significant receivables and inventories of food and merchandise, as well as payables and payroll-related accruals. Amounts are substantially reduced in non-operating periods. Seasonal working capital needs are funded with revolving credit facilities, which are established at levels sufficient to accommodate our peak borrowing requirements in April and May as the seasonal parks complete preparations for opening. Revolving credit borrowings are reduced daily with our strong positive cash flow during the seasonal operating period.

We believe that annual park attendance is influenced to a large extent by the investment in new attractions from year to year. Capital expenditures are planned on a seasonal basis with the majority of such capital expenditures made in the period from October through May, prior to the beginning of the peak operating season. Capital expenditures made in a calendar year may differ materially from amounts identified with a particular operating season because of timing considerations such as weather conditions, site preparation requirements and availability of ride components, which may result in accelerated or delayed expenditures around calendar year-end.

Competition

In general, we compete for discretionary spending with all phases of the recreation industry within our primary market areas, including several destination and regional amusement parks. We also compete with other forms of entertainment and recreational activities, including movies, sports events, restaurants and vacation travel.

The principal competitive factors in the amusement park industry include the uniqueness and perceived quality of the rides and attractions in a particular park, its proximity to metropolitan areas, the atmosphere and cleanliness of the park, and the quality and variety of the food and entertainment available. We believe that our amusement parks feature a sufficient quality and variety of rides and attractions, restaurants, gift shops and family atmosphere to make them highly competitive with other parks and forms of entertainment.

Government regulation

Our properties and operations are subject to a variety of federal, state and local environmental, health and safety laws and regulations. Currently we believe we are in substantial compliance with applicable requirements under them. However, such requirements have generally become more strict over time, and there can be no assurance that new requirements, changes in enforcement policies or newly discovered conditions relating to our properties or operations will not require significant expenditures in the future.

All rides are run and inspected daily by both the Partnership’s maintenance and ride operations personnel before being put into operation. The parks are also periodically inspected by the Partnership’s insurance carrier and, at all parks except Valleyfair and Carowinds’ South Carolina rides, by state or county ride-safety inspectors. Valleyfair contracts with a third party to inspect its rides per Minnesota law and submits the third-party report to the state agency. Carowinds contracts with a third party to inspect its rides located in South Carolina per the law and submits the third-party report to the state agency.

Our employees

The Partnership has approximately 1,500 full-time employees. During the operating season, the Partnership employs in aggregate approximately 37,000 seasonal and part-time employees, most of whom are high school and college students. Approximately 3,300 of Cedar Point’s seasonal employees, 300 of Valleyfair’s seasonal employees, and 440 of Kings Dominion’s seasonal employees live in dormitories owned by the Partnership. The Partnership maintains training programs for all new employees and believes that its relations with its employees are good.

Legal proceedings

Q Funding III, L.P. and Q4 Funding, L.P. vs. Cedar Fair Management, Inc.

On October 14, 2010, Q Funding III, L.P. and Q4 Funding, L.P. (together, “Q Funding”), both Cedar Fair, L.P. unitholders, commenced an action in the Delaware Court of Chancery against Cedar Fair Management, Inc. (“CFMI”) and Cedar Fair, L.P. The complaint, captioned Q Funding III, L.P. and Q4 Funding, L.P. vs. Cedar Fair Management, Inc. and Cedar Fair, L.P., C.A. No. 5904-VCS, alleges, among other things, that CFMI breached the terms of the Fifth Amended and Restated Agreement of Limited Partnership (the “Limited Partnership Agreement”) by indicating that unitholders may lack the right to nominate candidates, or to solicit proxies in support of new candidates, for election to the board of directors of CFMI. Q Funding seeks, among other things, (i) a declaratory judgment that under the terms of the Limited Partnership Agreement, all unitholders, including Q Funding, have the right to nominate and solicit proxies in support of candidates for election as directors to the Board of CFMI, and (ii) injunctive relief precluding the Company or its representatives from taking any action to interfere with unitholders’ rights to nominate and solicit proxies in support of candidates for election as directors to the Board of CFMI at the 2011 annual meeting of Cedar Fair unitholders and subsequent annual meetings of the Cedar Fair unitholders.

We filed an answer denying the allegations as set forth in the complaint and the parties are currently engaged in discovery. An evidentiary hearing has been scheduled for April 21, 2011 in the Delaware Court of Chancery, but has since been postponed.

Delaware Lawsuit

The previously-disclosed putative class action in the Delaware Court of Chancery, originally disclosed under Item 3 of our Annual Report on Form 10-K filed on February 26, 2010 and updated under Part II, Item 1 of our quarterly report on Form 10-Q for the quarters ended March 28, 2010, June 27, 2010, and September 26, 2010 has been stayed, and remains dormant. We do not expect this pending lawsuit to materially affect our financial results in future periods.

Northern District of Ohio Lawsuit

On February 5, 2010, an additional putative class action was commenced in the United States District Court for the Northern District of Ohio by Leo Mortiz, a purported unitholder, on behalf of himself and all of our other unitholders, against the defendants of Cedar Fair seeking to enjoin the merger agreement with Apollo Management and its related affiliates, and alleging that the preliminary proxy statement regarding the merger on Schedule 14A filed with the Securities and Exchange Commission on January 8, 2010, was materially misleading in violation of Section 14(a) of the Exchange Act. On March 4, 2011, the Court dismissed the case without prejudice.

In addition to the matters described above, we are involved in various claims and routine litigation incidental to our business. We believe that these claims and proceedings are unlikely to have a material adverse effect on our financial statements.

Properties

Cedar Point and Soak City are located on approximately 365 acres, virtually all of which have been developed, on the Cedar Point peninsula in Sandusky, Ohio. We also own approximately 100 acres of property on the mainland adjoining the approach to the Cedar Point Causeway. The Breakers Express hotel, the Castaway Bay Indoor Waterpark Resort and adjoining TGI Friday’s restaurant, Castaway Bay Marina and two seasonal-employee housing complexes are located on this property.

We control, through ownership or an easement, a six-mile public highway and own approximately 38 acres of vacant land adjacent to this highway, which is a secondary access route to Cedar Point and serves about 250 private residences. The roadway is maintained by us pursuant to deed provisions. The Cedar Point Causeway, a four-lane roadway across Sandusky Bay, is the principal access road to Cedar Point and is owned by one of our subsidiaries.

Knott’s Berry Farm and Knott’s Soak City, located in California, are situated on approximately 147 acres and 13 acres, respectively, virtually all of which have been developed. Knott’s Soak City-San Diego is located on 60 acres, of which 27 acres have been developed and 33 acres remain available for future expansion. Knott’s Soak City-Palm Springs is located on 23 acres, of which 17 acres have been developed and 6 acres remain available for future expansion.

Kings Island, located in Ohio, is situated on approximately 677 acres, of which 326 acres have been developed and 351 acres remain available for future expansion.

Canada’s Wonderland, located near Toronto near Vaughn, Ontario, is situated on approximately 290 acres, virtually all of which have been developed.

Kings Dominion, located in Virginia, is situated on approximately 738 acres, of which 279 acres have been developed and 459 acres remain available for future expansion.

Dorney Park, located in Pennsylvania, is situated on approximately 201 acres, of which 178 acres have been developed and 23 acres remain available for future expansion.

Carowinds, located in North Carolina, is situated on approximately 337 acres, of which 299 acres have been developed and 38 acres remain available for future expansion.

Valleyfair, located in Minnesota, is situated on approximately 180 acres, of which 113 acres have been developed, and approximately 77 additional acres remain available for future expansion.

Worlds of Fun, located in Missouri, is situated on approximately 350 acres, of which 250 acres have been developed and 100 acres remain available for future expansion or other uses.

Great America, located in California, is situated on approximately 181 acres, virtually all of which have been developed.

Michigan’s Adventure, located in Michigan, is situated on approximately 250 acres, of which 119 acres have been developed and 131 acres remain available for future expansion.

At Geauga Lake, located in Ohio, the Partnership owns approximately 670 total acres, of which 65 acres have been developed and are in use at the water park and an additional 65 acres are being held for future expansion. The remaining acreage is available for sale or for future development.

We also own approximately 450 acres of land in southern Michigan through our subsidiary, Cedar Point of Michigan, Inc.

All of our property is owned in fee simple, with the exception of Great America in Santa Clara, California, and encumbered under our credit facilities. We lease the land for Great America from the City of Santa Clara through a long-term lease agreement that automatically renews through 2039 with options to terminate at our discretion at the end of each successive 10-year term. We consider our properties to be well maintained, in good condition and adequate for our present uses and business requirements.

MANAGEMENT

The following table provides information regarding the executive officers of Cedar Fair. Cedar Fair Management, Inc., an Ohio corporation owned by an Ohio trust, is the General Partner of Cedar Fair and has full responsibility for its management.

Name	Age	Position(s)
Richard L. Kinzel	70	Director, President and Chief Executive Officer
Peter J. Crage	49	Executive Vice President and Chief Financial Officer
H. Philip Bender	55	Executive Vice President
Richard A. Zimmerman	50	Executive Vice President
Robert A. Decker	50	Corporate Vice President—Planning and Design
Craig J. Freeman	57	Corporate Vice President—Administration
Duffield E. Milkie	45	Corporate Vice President—General Counsel
Lee Ann Alexakos	55	Corporate Vice President—Marketing
Brian C. Witherow	44	Vice President and Corporate Controller
David R. Hoffman	42	Vice President—Finance and Corporate Tax

Richard L. Kinzel has served as President and Chief Executive Officer since 1986, and from 2003 through January 2011 he also served as Chairman. Mr. Kinzel has been employed by Cedar Fair or its predecessor since 1972, and from 1978 to 1986 he served as Vice President and General Manager of Valleyfair.

Peter J. Crage has served as Executive Vice President and Chief Financial Officer since November 2010, prior to which he served as Corporate Vice President—Finance and Chief Financial Officer since 2005.

H. Philip Bender has served as Executive Vice President since November 2010, previously serving as Regional Vice President since June 2006. Prior to that, he served as Vice President and General Manager of Worlds of Fun / Oceans of Fun since the end of 2000.

Richard A. Zimmerman has served as Executive Vice President since November 2010, previously serving as Regional Vice President since June 2007. Prior to that, he served as Vice President and General Manager of Kings Dominion since 1998.

Robert A. Decker has served as Corporate Vice President—Planning and Design since the end of 2002. Prior to that, he served as Corporate Director of Planning and Design since 1999.

Craig J. Freeman has served as Corporate Vice President—Administration since September 2005. Prior to that, he served as Vice President and General Manager of Knott’s Camp Snoopy at the Mall of America from 1996 through 2005.

Duffield E. Milkie has served as Corporate Vice President—General Counsel since February 2008. Prior to that, he was a partner in the law firm of Wickens, Herzer, Panza, Cook, & Batista since 1998.

Lee Ann Alexakos has served as Corporate Vice President—Marketing and Advertising since July 2006. Prior to that, she served as Director of Marketing for Cedar Point from 2004 through 2006 and as Director of Corporate Marketing Services from 1995 through 2004.

Brian C. Witherow has served as Vice President and Corporate Controller since July 2005. Prior to that, he served as Corporate Treasurer from May 2004 to June 2005 and as Corporate Director of Investor Relations from 1995 through 2004.

Dave Hoffman has served as Vice President of Finance and Corporate Tax since November 2010. Prior to that, he served as Vice President of Corporate Tax. Before joining Cedar Fair in 2006, he served as a tax consultant with Ernst & Young.

Board structure

The Board of Directors of Cedar Fair Management, Inc. (“CFMI”) is comprised of nine directors (the “Board”). The directors are divided into three classes, Class I, Class II, and Class III, each of which currently consists of three directors. Class I consists of three directors, and Classes II and III each consist of two directors. The size of the Board was increased to nine directors by the appointment of Eric L. Affeldt and John M. Scott III as directors immediately following the 2010 Annual Meeting (the “Annual Meeting”) on June 7, 2010. Messrs. Affeldt and Scott are Class I directors with a term that will expire at the 2013 Annual Meeting. Cedar Fair has agreed to reduce the number of directors on its Board back to seven by the Company’s 2011 Annual Meeting.

Board committees

The Board has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each Committee is composed entirely of independent directors, as that term is defined in the NYSE listing standards, and each member of the Audit Committee is independent as required under Section 301 of the Sarbanes-Oxley Act of 2002. The Audit Committee is comprised of Darrel D. Anderson, Richard S. Ferreira, Eric L. Affeldt and John M. Scott III, with Mr. Ferreira serving as the chair of the Committee. The Compensation Committee is comprised of Messrs. Affeldt, and Kwiatkowski and C. Thomas Harvie and David Paradeau, with Mr. Kwiatkowski serving as the chair. The Nominating and Corporate Governance Committee is comprised of Messrs. Kwiatkowski, Harvie and Ferreira, with Mr. Harvie serving as the chair. Each Committee conducts an annual evaluation of its performance, and the Nominating and Corporate Governance Committee annually conducts an evaluation of the Board.

The Audit Committee is responsible for appointing and meeting with Cedar Fair’s independent registered public accounting firm and for assisting the Board in its oversight of the financial statement reporting, internal audit and risk management functions. The Board has determined that each Committee member is financially literate, and Mr. Ferreira, the chair of the Committee, is the designated financial expert.

The Compensation Committee is responsible for reviewing Cedar Fair’s compensation and employee benefit policies and programs, and recommending related actions, as well as executive compensation decisions, to the Board. Compensation decisions for the chief executive officer are made by the Compensation Committee, together with the Board, based upon its review of his performance and the performance of Cedar Fair. The Committee makes recommendations to the Board with respect to non-CEO compensation, incentive compensation plans and equity-based compensation based on discussions with and recommendations of the chief executive officer. On an annual basis, the chief executive officer reviews all of his direct reports, including the other named executive officers, and all of the regional vice presidents and park general managers.

The Nominating and Corporate Governance Committee is responsible for recommending criteria for service as a director, identifying qualified director nominees to enhance the Board, for recommending the fees paid to the directors and Board Committee members for services in those capacities, and for playing a leadership role in shaping the governance of CFMI. The Committee considers diversity of experience and background when selecting candidates. The Committee believes candidates for the Board should have the ability to exercise objectivity and independence in making informed business decisions; the highest integrity; extensive knowledge, experience and judgment; loyalty to the interests of Cedar Fair and its unitholders; and a willingness to devote the extensive time necessary to fulfill a director’s duties. Although CFMI does not have a formal policy on diversity in the selection of candidates for the Board, the Committee considers diversity in its nominating process, including factors such as education, career and professional experience, independence, skills and personal characteristics, and understanding of and experiences in management, finance and marketing in Cedar

Fair’s industry as well as other industries. The Committee reviews these factors as well as the other qualifications outlined above and strives to create a Board with a variety of complementary skills and experiences, both personal and professional. The Committee conducts all necessary and appropriate inquiries into the background and qualifications of Board candidates meeting these criteria.

Our Code of Ethics is applicable to all our directors, officers and employees (the “Code of Conduct”). The Code of Conduct is available on the Code of Conduct & Ethics page of our website at www.cedarfair.com. To the extent required pursuant to applicable SEC regulations, we intend to post amendments to or waivers from our Code of Conduct (to the extent applicable to our chief executive officer, principal financial officer or principal accounting officer) at this location on our website or report the same on a Current Report on Form 8-K. Our Code of Conduct is available free of charge upon request to Investor Relations, One Cedar Point Drive, Sandusky, Ohio 44870-5259.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our compensation philosophy and objectives, our methods for determining executive compensation, the elements of executive compensation and the reasons that we have elected to pay these particular elements of compensation. Throughout this prospectus the individuals listed in the summary compensation table are referred to as the “named executive officers.”

Summary

In 2010, we achieved all-time record attendance of 22.8 million visitors and a $61.5 million (7%) increase in consolidated net revenue over 2009 results. Our unit price increased 33% from December 31, 2009 to December 31, 2010, and our parks won multiple Golden Ticket awards from Amusement Today. We also reinstated the quarterly cash distribution to unitholders after successfully refinancing our credit agreement. These results are outstanding when considered against the backdrop of the challenging economic environment in which they were accomplished. In line with our executive compensation program’s emphasis on pay for performance, compensation awarded to the named executive officers in 2010 reflected our successful results, including above-target payouts under our annual cash incentive program. In addition, the named executive officers each received grants of time-based phantom unit awards as compensation for their individual achievements, discussed throughout this section, and as a mechanism to encourage these important executives to continue their strong performance for us.

We are well-positioned for sustained, profitable growth, having successfully navigated a period of unprecedented economic distress. Attracting, retaining and grooming a deep and talented management team to lead our company in its pursuit of long-term growth and value creation is a strategic imperative. We promoted three of the named executive officers this year, as part of our ongoing succession planning process. These promotions were the result of these individuals’ past contributions to the Company and their capacity to make substantial positive contributions in the future, as well as a reflection of the respect they have earned during their tenure with us.

Compensation Philosophy and Objectives

Our compensation program is designed to incentivize our key employees to drive superior results, to give key employees a proprietary and vested interest in our growth and performance, and to enhance our ability to attract and retain exceptional managerial talent upon whom, in large measure, our sustained growth, progress and profitability depend. Our compensation structure rewards both successful individual performance and the consolidated operating results of the Company. Our compensation structure and unitholder-approved incentive plan allow us to provide a mix of compensation and give us the flexibility to evolve our compensation philosophy from year to year, as the market, our business or the industry requires.

The objectives of our compensation program are:

•	To provide compensation that motivates, rewards and encourages hard work among employees;

•	To retain those employees with a track record of strong performance;

•	To recruit on a national level the most qualified individuals;

•	To closely align the interests of management with the Company’s business objectives; and

•	To tie compensation to the achievement of long-term value for all unitholders.

We believe that our compensation levels are effective at retaining our top executives. For example, the five named executive officers have an aggregate of more than 90 years of service with us. Each has held various positions and been elevated within the Company. We believe it is important to maintain our ability to recruit, reward and retain key personnel, and we reviewed our compensation levels, benefits and incentive opportunities in 2010 in consultation with Pearl Meyer & Partners so that we can maintain that ability.

The Compensation Committee has reviewed our compensation programs and concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on us. This risk assessment process included a review of the design and operation of our compensation programs, identifying and evaluating situations or compensation elements that may raise material risks, and an evaluation of the controls and processes we have in place to manage those risks. Because we mix different types of compensation, consider various factors in assessing performance and retain, at the Compensation Committee level, discretion in certain compensation matters, we believe that our compensation program provides an effective and appropriate mix of incentives to help ensure the Company’s performance is focused on long-term value creation and does not encourage our executives to take unreasonable risks with respect to our business.

Determining Executive Compensation

The Board, Compensation Committee and the chief executive officer work together to individualize compensation levels and elements for our executive officers. We combine the compensation elements discussed below in a manner that we believe will optimize the executive’s contribution to the Company. In general, we work within ranges of base salary commensurate with the executive’s scope of responsibilities and use our cash incentive and phantom unit award programs to challenge the executive to achieve superior annual and long-term results for the benefit of the Company and its unitholders. We recognize and consider many factors in assessing an individual’s value to the Company.

We challenge our named executive officers to achieve aggressive budget targets. We provide a potential compensation package that, if performance objectives are met, we believe will reward the executive officer fairly and encourage continued strong performance. Because a portion of this compensation is dependent on performance results, an executive’s actual total compensation could vary considerably if we have a year that exceeds or fails to meet expectations. We believe that this is a fair result and appropriately motivates our executives to achieve peak corporate performance over the long term. Those executive officers with expertise that is specific to our amusement park operations and industry will be compensated at levels that we believe are necessary to retain that expertise. Similarly, those executive officers who have a significant positive impact on our operations and performance will be compensated accordingly. The range of targeted compensation is position dependent and may reflect how difficult we believe it would be to replace that particular person.

From time to time, we have consulted nationally recognized independent consulting firms to review and analyze our compensation program, including the compensation levels, the compensation structure and the mix of long-term and short-term compensation for certain of our named executive officers, as compared to compensation of senior management of comparable companies. The Compensation Committee views this as appropriate to ensure it makes informed compensation decisions. The Committee engaged Pearl Meyer & Partners in 2010 to provide information on trends in compensation practices for nine executive-level positions, including the five named executive officer positions. Pearl Meyer did not have a direct role in recommending or determining the amount or form of compensation for our executives. Pearl Meyer compared our pay data (including base salary, target cash incentive and long-term incentive compensation, individually and in the aggregate) against current market data from published and private survey sources as well as 15 peer companies’ proxy statements and provided the analysis to the Compensation Committee. The 15 peer companies include: Boyd Gaming Corporation; Ameristar Casinos, Inc.; Madison Square Garden, Inc.; Pinnacle Entertainment, Inc.; Isle of Capri Casinos, Inc.; Six Flags Entertainment Corporation; Life Time Fitness, Inc.; Gaylord Entertainment Co.; Vail Resorts, Inc.; CEC Entertainment, Inc.; International Speedway Corporation; Dreamworks Animation SKG, Inc.; Choice Hotels International, Inc.; Speedway Motorsports, Inc.; and Carmike Cinemas, Inc. The compensation study gave the Committee a general understanding of market practices and market compensation levels in the leisure, hospitality and entertainment industry, and provided a context for making compensation decisions. However, given the unique nature of our business and industry, the Committee believes that benchmarking the compensation of our named executive officers against that of our peer companies is only one of several tools in determining compensation.

Although our Board makes the final compensation decisions for the named executive officers, the process of determining compensation is a collaborative process between the Board, Compensation Committee and the chief executive officer. Our chief executive officer dedicates time annually to review all of his direct reports, including the other named executive officers, as well as all of the park general managers. He reviews each individual against budget targets (for the named executive officers), operational targets (for park managers) and individual performance objectives established before the operating season begins (where applicable) and makes recommendations to the Compensation Committee or Board regarding the compensation of each individual. The Committee or Board then makes compensation determinations and has discretion to modify the chief executive officer’s recommendations to higher or lower levels when determined to be appropriate. Decisions regarding the chief executive officer’s compensation are made by the Compensation Committee, together with the Board of Directors, based upon its review of his performance and the Company’s performance.

Our Company budget and park budgets for the current fiscal year are approved by the Board in early March, prior to the beginning of the operating season. At that time, the Board also approves the target cash incentive award that can be earned by each named executive officer for the year. The target cash incentive award is stated as a percentage of base salary, is determined at the Compensation Committee’s or Board’s discretion upon the recommendation of the chief executive officer and correlates to the overall compensation plan for that individual. In past years, the Compensation Committee has also established performance targets for long-term incentive award grants at the March meeting. However, in March 2010, we were party to a merger agreement with affiliates of Apollo Global Management, and due to restrictions imposed by that agreement, we did not make performance-based incentive unit awards in March 2010. Rather, the Committee made time-based phantom unit grants in October 2010 to the named executive officers based on the Company’s performance during the operating season. For additional details, please see the “Cash Incentive Program” and “Long-Term Incentive Compensation” sections below.

The Board reviews compensation matters after the seasonal parks have closed for the season and the financial results for the season are available. The chief executive officer finalizes his evaluations of the other named executive officers, among others, and prepares recommendations with respect to cash incentive payouts and phantom unit awards for the current year, as well as salary adjustments for the coming year. The chief executive officer generally presents this report to the Compensation Committee and to the Board in October. Based on Company performance, park performance and individual performance, the Compensation Committee makes final recommendations with regard to cash incentive payouts, phantom unit awards and any salary adjustments, subject to Board approval.

Elements of 2010 Executive Compensation

Compensation Mix

In light of the objectives and philosophy set forth above, we determined that a mix of the following components of compensation for our named executive officers in 2010 was appropriate:

•	Base salary;

•	Cash incentive compensation;

•	Long-term equity incentive compensation;

•	Retirement benefits; and

•	Perquisites and other welfare benefits.

We balance the total direct compensation for each executive among the above elements in a manner designed to achieve our overall compensation objectives. The table below sets forth for each executive the proportions of his total direct compensation for 2010 represented by certain of the compensation elements. We consider those elements other than retirement-related benefits and benefits generally available to our other employees to be part of “total direct compensation” for these purposes, and we view fixed compensation as comprised of salary and, if their value for 2010 exceeded $10,000, perquisites.

The direct compensation mix for Messrs. Kinzel and Crage, who make business decisions that directly impact our financial results and performance and who have responsibility for our company as a whole, is more heavily weighted towards variable compensation than fixed compensation. Although Messrs. Zimmerman and Bender are executive vice presidents of the Company, because their main responsibilities relate to supervising the management of five and six of our parks, respectively, we believe it is appropriate for more of their direct compensation to be in the form of fixed compensation (i.e., salary) and for less of their variable compensation to be in the form of long-term awards than the other executives. Mr. Decker’s job responsibilities are unique to our amusement park industry, and he plays a strategic role in our planning and design of the parks. His compensation is therefore more evenly balanced between fixed and direct compensation than the other named executive officers and, because of the long-term impact of his strategic contributions on the Company, his long-term variable compensation is more heavily weighted than that of Messrs. Zimmerman and Bender.

Executive Officer	2010 Fixed Compensation	2010 Variable Compensation
	Salary and Perquisites, if applicable	Cash Incentive Award (Short-term; Annual Results)	Unit Awards (Long-term; Delayed Vesting)	Total Variable

Richard L. Kinzel, President and Chief Executive Officer	31%	33%	36%	69%

Peter J. Crage, Executive Vice President and Chief Financial Officer	34%	23%	43%	66%

Robert A. Decker, Corporate Vice President - Planning & Design	48%	30%	22%	52%

H. Philip Bender, Executive Vice President	55%	35%	10%	45%

Richard A. Zimmerman Executive Vice President	62%	27%	11%	38%

Base Salary

We use base salaries to provide a guaranteed amount of compensation commensurate with the executive’s scope of responsibilities, performance, current compensation levels and career with Cedar Fair. We do not consider the earnings of prior long-term incentive grants or retirement plans when determining base salary compensation, as awards earned in prior years were earned for prior performance and should not be a factor in current compensation. Base salaries may be adjusted on an annual basis. Messrs. Kinzel, Crage and Decker each have base salaries that are derived from amounts agreed to when we negotiated employment agreements with them in 2007, and Messrs. Bender and Zimmerman have base salaries derived from employment agreements that we entered into with them in 2010. Based on the factors identified above, the Board, or the Compensation Committee, as the case may be, has typically increased on an annual basis the base salary for each of the named executive officers.

2010 Salaries: Although some performance objectives were not achieved in 2009 as a result of the challenging economic and weather conditions, the Compensation Committee recognized that our named executive officers accomplished a number of important objectives that enhanced our 2009 results and positioned the Company for long-term value creation. For example, over the course of the year our named executive officers and their teams reduced operating expenses by $27 million from the amount that we budgeted for 2009. In addition, management led initiatives that reduced debt by approximately $110 million and addressed our capital structure by negotiating an amendment to our credit agreement to extend $900 million of our term debt. Finally, our data demonstrates that, while our 2009 results were below the record results we achieved in 2008, we still outperformed our competitors in the amusement park industry during 2009. Given these accomplishments, the Compensation Committee increased the base salary for our named executive officers, though the salary increases for 2010 were proportionately lower than we have traditionally provided in the past.

2011 Salaries: All of our named executive officers received merit increases in base salary for 2011 as indicated in the chart below. The base salary for each named executive officer falls within a range, when considered together with the other elements of compensation, that the chief executive officer and Compensation Committee believes appropriate on an individual basis. Messrs. Crage, Zimmerman and Bender were promoted this year, and the increase in base salary is a reflection of their increased responsibilities. Mr. Crage continues to oversee all financial areas of the Company, and now the corporate vice president of administration reports to him, rather than to the chief executive officer. Messrs. Zimmerman and Bender previously served as regional vice presidents, supervising the management of our parks and reporting to the former chief operating officer. Following the departure of the chief operating officer in June 2010, Messrs. Zimmerman and Bender stepped into increased responsibility and now directly report to the chief executive officer. Mr. Kinzel received a raise in salary for 2011 in recognition of his continued efforts to grow our business and continue the development of the management team. We also expect that Mr. Kinzel will be crucial to the successful and fluid transition to a new chief executive officer in 2011. Mr. Decker is the designer and planner for our award winning parks, which earned several top honors at Amusement Today’s 2010 Golden Ticket Awards celebration this past year. His merit raise is a recognition of his strategic importance to our company and to the success of our parks.

Executive Officer	2010 Salary	Increase over 2009 Salary	2011 Salary	Increase over 2010 Salary

Kinzel	$1,340,000	3.1%	$1,390,000	3.7%

Crage	$470,000	4.4%	$480,000	2.1%

Decker	$270,000	1.1%	$275,000	1.9%

Bender	$277,000	2.0%	$292,000	5.4%

Zimmerman	$315,500	1.8%	$325,000	3.0%

Cash Incentive Program

Our cash incentive awards provide a component of compensation that is contingent on the achievement of annual performance objectives and is designed to reward achievement of short-term financial and operational goals. In March of each year, the performance objectives are determined for each named executive officer. The performance objectives may be individualized for each position and individual, may be expressed in multiple measures of performance, including individual, business unit, management unit and Company performance, and may be weighted differently as between positions and individuals. For 2010, the achievement of budgeted consolidated Adjusted EBITDA was established as the performance objective for all named executive officers. Adjusted EBITDA represents earnings before interest, taxes, depreciation, amortization, other non-cash items, and adjustments as defined in our current credit agreement. We chose budgeted Adjusted EBITDA as a measure of performance because it tracks core operating performance closely, it crosses geographic and park operating units, it is easy to track and it is reported to our unitholders quarterly. The target budgeted Adjusted EBITDA is generally set to require meaningful year-over-year growth in our business and at a level not to be achieved easily. For example, in a challenging economic environment, an approximately 5.9% increase in budgeted Adjusted EBITDA in 2010 over 2009 results was required to hit the target.

The percentage of base salary that may be earned as a cash incentive for the year also is established in March. The 2010 target award opportunities for the named executive officers, reflected as a percentage of base salary, were as follows: Kinzel 100%; Crage 65%; Decker 60%; Bender 60% and Zimmerman 40%. The target budgeted Adjusted EBITDA for 2010 was approximately $335.1 million. The named executive officers’ 2010 award payouts were to be at the percentage of budgeted Adjusted EBITDA achieved, subject to the Compensation Committee’s discretion to decrease or increase the award from the amount that would be received based solely on the achievement of the performance objectives. No discretionary increase can result in an award in excess of 150% of the award target. We achieved Adjusted EBITDA of $359.2 million, representing 107% of the target. Based on this high achievement, the cash incentive payouts to each of the named executive officers other than Mr. Decker were at 107% for 2010 of their respective targets and Mr. Decker’s cash incentive payout was at 104.3% of target. The Compensation Committee exercised its discretion to slightly reduce Mr. Decker’s payout because a new attraction overseen by Mr. Decker did not perform as expected.

The 2010 cash incentive amounts are set forth below:

Executive Officer	2010 Cash Incentive	Cash Incentive as a Percentage of 2010 Salary
Kinzel	$1,433,800	107.0%

Crage	$326,885	69.6%

Decker	$169,007	62.6%

Bender	$177,834	64.2%

Zimmerman	$135,034	42.8%

Long-Term Incentive Compensation

We provide long-term incentive compensation awards to senior management under our 2008 Omnibus Incentive Plan. These long-term incentive awards, together with current fixed and cash incentive compensation, should achieve the total direct compensation level determined by the Board. Our 2008 Omnibus Incentive Plan allows us to grant options, units, unit appreciation rights and other types of performance awards. For the past five years we have relied primarily on our phantom unit grants to provide long-term incentives to our executive officers. We believe that phantom unit awards give key employees a proprietary and vested interest in our growth and performance and align key employees’ interests with those of our unitholders, while providing us a cost effective means of compensation.

We granted time-based phantom unit awards in 2010. We believe that the vesting schedule for these awards aids us in retaining executives and motivates superior performance over the long term because the payment of the awards is forfeited if the executive is no longer employed by us as of the vesting date, unless otherwise provided in an employment agreement or grant agreement. Our strong management team possesses vast operations experience and a deep knowledge of our markets and customers and that knowledge is important to our ability to improve results, particularly as we transition the chief executive officer position in 2011. We anticipate that these long-term incentive awards will encourage these executives to remain in our employ for the next several years and motivate them to achieve superior results.

Time-Based Phantom Unit Awards

Time-based phantom unit awards are intended to assist in retaining our executive team in order to accomplish our strategic and long-term objectives. In October 2010, we made time-based phantom unit awards to each named executive officer. These awards will vest and be paid in two equal installments in March 2013 and March 2014, but only if the executive is employed by us as of the vesting date, unless otherwise provided in an employment agreement or grant agreement. These awards accrue additional phantom units from cash distributions and are paid out in the same manner as the performance-based phantom units discussed below. In 2010, the named executive officers received the following time-based phantom unit grants: Kinzel 110,269; Crage 41,351; Zimmerman 3,790; Bender 3,653 and Decker 8,270. These phantom unit grants were compensation for the important roles that the named executive officers played in our 2010 successes, including:

•

Under Mr. Kinzel’s leadership, we maintained a strong and distinctive brand known for high-quality, pristine parks that are consistently voted “best in class.” He also led an aggressive marketing campaign leading to an all-time record attendance and Adjusted EBITDA.

•

Mr. Crage led the finance team’s efforts to refinance our debt to create a capital structure with a stronger balance sheet and negotiated a credit agreement that allowed the reinstatement of the cash distribution. This increased financial flexibility will allow us to pursue strategic growth opportunities and achieve a sustainable and growing cash distribution.

•

Mr. Decker manages the design and implementation of our investments in trend-setting rides and attractions that lead to increased attendance. In 2010, two new roller coasters made their debuts – Intimidator at Carowinds in Charlotte, NC, and Intimidator 305 at Kings Dominion in Virginia. Both were award winners. We typically debut only one new roller coaster per season, so Mr. Decker’s efforts to oversee the debut of two new coasters in 2010 were significant.

•

Messrs. Zimmerman and Bender, as noted above, stepped into expanded management roles including direct supervision of our parks. Their operational expertise and control over park operating costs and budgets brings direct value to the Company.

Performance-Based Phantom Unit Awards

Performance-based phantom unit awards are intended to provide rewards for the achievement of established short-term performance objectives. In the past, the Board has approved annual objectives for executives that relate either to park or corporate-level performance or some combination of both in March of the performance year. However, in March 2010, we were party to a merger agreement with affiliates of Apollo Global Management, and due to restrictions imposed by that agreement, we could not make performance-based phantom unit awards.

With respect to awards that are outstanding from prior years, the awards are payable in either cash equivalent, units or a combination of both, as determined by the Board, in two equal installments in the third and fourth years after the grant, to the extent earned on the basis of the performance achieved during the relevant annual period, but only if the executive is employed by us as of the vesting date, unless otherwise provided in an employment agreement, grant agreement or the plan The phantom unit awards accrue additional phantom units on the date of each quarterly distribution paid by us, if any, calculated at the NYSE closing price on that date. Although the 2008 Omnibus Incentive Plan contains guidelines relative to the percentages that must be achieved and the awards to be granted, the Compensation Committee has the discretion to determine the actual number of phantom units awarded as it deems appropriate.

Change in Control Arrangements

We have a change of control plan in place for certain executives and key employees, and some of our executives (i.e. our named executive officers) are employed under employment agreements that contain change in control provisions. If an executive who would otherwise be covered by the change of control plan has change in control provisions in his employment agreement, then the executive does not participate in the change of control plan while the employment agreement is in effect. The executives who would be covered by the change of control plan (absent a relevant employment agreement) include the chief executive officer, the chief operating officer, the chief financial officer and the corporate vice president-planning & design. Our Board of Directors also has discretion to add other key executive employees to the plan.

During 2007, we entered into amended and restated employment agreements with Messrs. Kinzel, Crage and Decker, each of which provides for certain benefits in change in control situations. During 2010, we entered into employment agreements with Messrs. Zimmerman and Bender in light of their increased responsibilities at the Company, which agreements also provide for certain benefits in change in control situations. As such, each of our named executive officers would be entitled to the benefits provided for in their respective employment agreements in a change in control situation and would not be entitled to benefits under the change of control plan. In addition, certain of our incentive plans contain change in control provisions. We believe that the change in control provisions help ensure that, if a change in control situation develops, our management team will act in the best interest of unitholders. The agreements that would apply to our named executive officers in a change of control situation are discussed in more detail under “Potential Payments Upon Termination or Change in Control” below.

Retirement Programs

Our named executive officers participate in our tax-qualified Cedar Fair Retirement Savings Plan. This plan, or a similar plan, is available to all of our employees and contains a 401(k) matching program as well as a profit sharing component. The annual amount of the profit sharing contribution is determined at our sole discretion. Our contributions to this plan for our named executive officers are included in the “All Other Compensation” column of the Summary Compensation Table on page 70. In addition, Mr. Kinzel participates in our Amended and Restated Supplemental Retirement Program described on page 77. Additional contributions to this plan were discontinued on May 2004, and we do not intend to have any other executive officers participate in this plan. In February 2008, we adopted the 2008 Supplemental Retirement Plan to provide supplemental retirement benefits to a broader group of executives, which is described on page 77. Messrs. Crage and Decker participate in the plan. Mr. Crage’s account was credited with $100,000 for the 2008, 2009, 2010 and 2011 plan years. Mr. Decker’s account was credited with $50,000 for the 2008 and 2009 plan years.

Perquisites

We provide perquisites to our named executive officers that we believe are reasonable, competitive and consistent with our overall compensation philosophy. We believe that these benefits generally allow our executives to work more efficiently and represent a small percentage of overall compensation. For example, in 2010 we provided our named executive officers automobile allowances and offered them discounts on Company products. Mr. Kinzel also received a gas allowance, an annual physical exam, the premium payment on a life insurance policy, laundry services, and dues for one club membership. See footnote (4) to the Summary Compensation Table on page 70 for a discussion of when the value of perquisites is reported in that table.

SUMMARY COMPENSATION TABLE FOR 2010

The table below summarizes the total compensation paid to or earned by each of the named executive officers for the fiscal year ended December 31, 2010. The table also summarizes, for each of our named executive officers, the total compensation paid to or earned by the officer for the fiscal years ended December 31, 2009 and 2008.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Name and Principal Position	Year	Salary	Bonus	Unit Awards (1)	Option Awards ($)	Non-Equity Incentive Plan Compensation (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3)	All Other Compensation (4) (5)	Total
Richard L. Kinzel	2010	$1,340,000	$-	$1,600,000	$-	$1,433,800	$60,039	$53,709	$4,487,548
President and	2009	$1,300,000	$-	$1,500,000	$-	$1,196,000	$58,126	$44,059	$4,098,185
Chief Executive Officer	2008	$1,250,000	$-	$1,500,000	$-	$1,275,000	$87,306	$47,558	$4,159,864
Peter J. Crage	2010	$470,000	$-	$600,000	$-	$326,885	$88,901	$20,869	$1,506,655
Executive Vice President -	2009	$450,000	$-	$574,995	$-	$269,100	$65,556	$20,469	$1,380,120
Finance and Chief Financial Officer	2008	$425,000	$-	$475,000	$-	$281,775	$68,316	$24,504	$1,274,595
Robert A. Decker	2010	$270,000	$-	$120,000	$-	$169,007	$9,021	$18,689	$586,717
Corporate Vice President -	2009	$267,000	$-	$114,995	$-	$132,646	$34,095	$18,069	$566,805
Planning and Design	2008	$258,000	$-	$130,000	$-	$157,896	$35,143	$24,012	$605,051
H. Phillip Bender	2010	$277,000	$-	$53,000	$-	$177,834	$-	$20,869	$528,703
Executive Vice President	2009	$271,500	$-	$131,004	$-	$146,121	$-	$32,454	$581,079
	2008	$262,500	$-	$131,000	$-	$155,401	$-	$25,189	$574,090
Richard A. Zimmerman	2010	$315,500	$-	$55,000	$-	$135,034	$-	$20,869	$526,403
Executive Vice President	2009	$310,000	$-	$150,003	$-	$111,228	$-	$20,469	$591,700
	2008	$300,000	$-	$150,000	$-	$114,800	$-	$15,887	$580,687

(1)	The amounts in column (e) reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of phantom unit awards granted during the fiscal year ended December 31, 2010, 2009 or 2008, as applicable, pursuant to the 2008 Omnibus Incentive Plan. The amounts in column (e) also reflect, for Messrs. Bender and Zimmerman, the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of performance awards granted during the fiscal years ended December 31, 2009 and 2008 pursuant to the 2008 Omnibus Incentive Plan based on the maximum potential payout under the established performance targets. Assumptions used in the calculation of these amounts are discussed in Note 7 to the Company’s audited financial statements for the fiscal year ended December 31, 2010, included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2011.

(2)	The amounts in column (g) reflect cash incentive awards to each of the named executive officers for 2010, 2009 and 2008. See the discussion under “Cash Incentive Program Awards” on page 73 for additional information.

(3)	The amounts in column (h) reflect the aggregate positive change in actuarial present value of the officer’s accumulated benefits from the prior year under the Amended and Restated Supplemental Retirement Program or the 2008 Supplemental Retirement Plan which are discussed on page 77 under the heading “Retirement Programs.”

(4)	The amounts shown in column (i) reflect, for each named executive officer, 401(k) matching contributions of 3% of pay and profit sharing contributions of 4% of pay up to the respective limitations imposed under rules of the Internal Revenue Service. The 2010 profit sharing contributions for each named executive officer were approximately $13,519. The amounts in column (i) also reflect, for each named executive officer for whom the total value of perquisites received in a given year was at least $10,000, the aggregate value of perquisites received in that year. The 2008 amount shown in column (i) for Mr. Crage includes perquisites received that year that in the aggregate were less than $10,000. The 2010 amount shown in column (i) for Mr. Kinzel includes the aggregate value of the following types of perquisites: automobile and gas allowance; club dues; discounts on Company products and services; laundry services; and life insurance premiums and an annual physical exam provided to Mr. Kinzel pursuant to his employment contract more fully described under the heading “Employment Agreements.” For additional discussion of contributions that we make for our named executive officers under our Retirement Savings Plan and of perquisites we provide our named executive officers, see “Compensation Discussion and Analysis – Elements of 2010 Executive Compensation – Retirement Programs” and “Compensation Discussion and Analysis – Elements of 2010 Executive Compensation – Perquisites.”

(5)	The value attributable to the personal use of company-provided automobiles (calculated in accordance with Internal Revenue Service guidelines) is included as compensation on the W-2 of named executive officers who receive such benefits. This value is included in column (i) for each named executive officer for whom the total value of perquisites for the year was $10,000 or more. Each named executive officer is responsible for paying income tax on such amount.

GRANTS OF PLAN BASED AWARDS TABLE FOR 2010

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)		(j)	(k)	(l)

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Unit Awards: Number of Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Unit and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Kinzel	10/28/10	$-	$-	$-	-	-	-	110,269	(2)	-	$-	$1,600,000
	-	$-	$1,340,000	$-	-	-	-	-		-	$-	$-
Crage	10/28/10	$-	$-	$-	-	-	-	41,351	(2)	-	$-	$600,000
	-	$-	$305,500	$-	-	-	-	-		-	$-	$-
Decker	10/28/10	$-	$-	$-	-	-	-	8,270	(2)	-	$-	$120,000
	-	$-	$162,000	$-	-	-	-	-		-	$-	$-
Bender	10/28/10	$-	$-	$-	-	-	-	3,653	(2)	-	$-	$53,000
	-	$-	$166,200	$-	-	-	-	-		-	$-	$-
Zimmerman	10/28/10	$-	$-	$-	-	-	-	3,790	(2)	-	$-	$55,000
	-	$-	$126,200	$-	-	-	-	-		-	$-	$-

(1)	These columns show possible payouts for each named executive officer under 2010 cash incentive awards that were based on the achievement of the consolidated performance measure established in March 2010. The target award opportunity for each named executive officer, assuming achievement of budgeted Adjusted EBITDA, is set forth in column (d). As payouts for these awards were to be at the percentage of budgeted Adjusted EBITDA achieved, subject to the Compensation Committee’s discretion under the plan as to payouts, there were no thresholds or maximums associated with these awards. Detail regarding actual amounts paid with respect to these awards is reported in column (g) of the Summary Compensation Table for 2010 for each named executive officer and is provided in the Compensation Discussion and Analysis.

(2)	Amounts reflect time-based phantom units granted under the 2008 Omnibus Incentive Plan. These awards will be payable in cash equivalent or units, or a combination of both, as determined by the Compensation Committee, in March 2013 and March 2014.

NARRATIVE TO SUMMARY COMPENSATION AND

GRANTS OF PLAN BASED AWARDS TABLES

Described below is a summary of the terms and conditions of the employment agreements that we have with our named executive officers as well as the programs under which the compensation reflected in the tables was awarded.

Employment Agreements

On July 20, 2007, we entered into amended and restated employment agreements with Messrs. Kinzel, Crage, and Decker. These agreements amend and supersede the previous employment agreements between us and the executive officers that were entered into on December 12, 2006. The amended and restated employment agreements were updated to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and to include change in control provisions with a related tax gross-up. On June 17, 2010, we entered into an employment agreement with Mr. Bender. On June 23, 2010, we entered into an employment agreement with Mr. Zimmerman. Due to the change in control provisions in the employment agreements, Messrs. Kinzel, Crage, Decker, Bender and Zimmerman do not participate in our change in control plan discussed above.

The amended and restated employment agreement with Mr. Kinzel, who is our president and chief executive officer and who served as our Chairman until January 24, 2011, has a term expiring January 2, 2012. The agreement was amended January 24, 2011 to reflect Mr. Kinzel’s consent to relinquish his position as Chairman. Pursuant to the agreement, Mr. Kinzel receives an annual base salary of not less than $1.2 million per year. In addition, he is entitled to participate in our welfare benefit programs and various incentive compensation plans on terms no less favorable than provided to our other senior managers and/or officers. We purchased a $2 million term life insurance policy for Mr. Kinzel that will remain in effect through July 23, 2018, whether or not he is employed by us. Mr. Kinzel will continue as a director of the Board until at least December 30, 2014, provided he is elected to the Board. The agreement contains non-solicitation and non-competition provisions.

The amended and restated employment agreement with Peter J. Crage, our executive vice president and chief financial officer, was automatically renewed on December 1, 2010 in accordance with the terms of the agreement. The agreement will renew automatically for a period of two years commencing on December 1, 2012 and on every two-year anniversary thereafter unless either party provides written notice of its intent to terminate the agreement at least 60 days prior to the automatic renewal date. Pursuant to the agreement, Mr. Crage receives an annual base salary of not less than $400,000 per year. He also is entitled to participate in one or more of our incentive compensation plans and equity incentive plans at a level determined by the Board and in our welfare benefit plans and other benefit programs. The agreement contains non-solicitation and non-competition provisions.

The amended and restated employment agreement with Robert A. Decker, our corporate vice president of planning and design, was automatically renewed on December 1, 2009 in accordance with the terms of the employment agreement. The agreement will renew automatically for a period of eighteen months commencing on June 1, 2011 and on every eighteen-month anniversary thereafter unless either party provides written notice of its intent to terminate the agreement at least 60 days prior to the automatic renewal date. Pursuant to the agreement, Mr. Decker receives an annual base salary of not less than $250,000 per year. He also is entitled to participate in one or more of our incentive compensation plans and equity incentive plans at a level determined by the Board and in our welfare benefit plans and other benefit programs. The agreement contains non-solicitation and non-competition provisions.

The employment agreement with H. Philip Bender, an executive vice president, took effect on June 17, 2010. The agreement will renew automatically for a period of two years commencing on December 1, 2011 and on every two-year anniversary thereafter unless either party provides written notice of its intent to terminate the agreement at least 60 days prior to the automatic renewal date. Pursuant to the agreement, Mr. Bender receives an annual base salary of not less than $277,000 per year. He also is entitled to participate in one or more of our incentive compensation plans and equity incentive plans at a level determined by the Board and in our welfare benefit plans and other benefit programs. The agreement contains non-solicitation and non-competition provisions.

The employment agreement with Richard A. Zimmerman, an executive vice president, took effect on June 23, 2010. The agreement will renew automatically for a period of two years commencing on December 1, 2011 and on every two-year anniversary thereafter unless either party provides written notice of its intent to terminate the agreement at least 60 days prior to the automatic renewal date. Pursuant to the agreement, Mr. Zimmerman receives an annual base salary of not less than $315,000 per year. He also is entitled to participate in one or more of our incentive compensation plans and equity incentive plans at a level determined by the Board and in our welfare benefit plans and other benefit programs. The agreement contains non-solicitation and non-competition provisions.

For a discussion of the benefits that would be provided by the above described agreements in the event of the executive’s death, retirement, disability, termination or resignation or upon a change in control, see “Potential Payments Upon Termination or Change in Control” in this prospectus.

Cash Incentive Program Awards

Cash incentive awards for 2010 and 2009 reflected in column (g) of the Summary Compensation Table were made pursuant to our 2008 Omnibus Incentive Plan. For additional detail regarding this program and regarding the 2010 cash incentive awards (including the percentage of 2010 year end salary represented by each executive’s 2010 cash incentive award, the percentage of the target award opportunity received by each executive for 2010 and the performance measure for 2010), see “Compensation Discussion and Analysis – Elements of 2010 Executive Compensation – Annual Cash Incentive Program.” Cash incentive awards for 2008 were made pursuant to our Amended and Restated 2000 Senior Executive Management Incentive Plan, which we utilized prior to the unitholders’ adoption of the 2008 Omnibus Incentive Plan. Since the unitholders’ adoption of the 2008 Omnibus Incentive Plan, we prohibited any further grants under the Amended and Restated 2000 Senior Executive Management Incentive Plan, as the 2008 Omnibus Incentive Plan provides for cash incentive awards.

As all cash incentive awards for the named executive officers for 2010, 2009 and 2008 were tied to the achievement of performance measures and target award opportunities established in March 2010, March 2009 and March 2008, respectively, these awards have been reported in column (g) of the Summary Compensation Table for the applicable year, and the 2010 awards have been reported in column (d) of the Grants of Plan-Based Awards Table for 2010 for each of the named executive officers. With respect to all cash incentive awards reported in column (g) of the Summary Compensation Table, the Compensation Committee has discretion to increase or decrease the awards from the amounts that would be received based solely on the achievement of the performance objectives, but no discretionary increase may result in an award in excess of 150% of the target.

Phantom Unit Awards

In October 2010, October 2009 and October 2008, we granted time-based phantom unit awards to certain executive officers in accordance with our 2008 Omnibus Incentive Plan under the “other unit award” provisions of that plan. The October 2010 phantom unit awards are reflected in the Grants of Plan-Based Awards Table, and the grant date fair value of these awards is included in the 2010 amounts in column (e) of the Summary Compensation Table. The grant date fair value of the 2009 and 2008 time-based phantom unit awards is included in the 2009 or 2008 amount of column (e) of the Summary Compensation Table, as and where applicable. Payouts with respect to the time-based phantom units are subject to the continued employment of the recipient and the passage of time. These time-based phantom units vest and will be payable in cash equivalent, units or a combination of both, as will be determined by the Compensation Committee: for the 2010 awards, 50% in March 2013 and 50% in March 2014; for the 2009 awards, 50% in March 2012 and 50% in March 2013; and for the 2008 awards, 50% in March 2011 and 50% in March 2012. The phantom units accrue additional phantom units on the date of each quarterly distribution paid by us, if any, calculated at the NYSE closing price on such date. If a participant is terminated or resigns prior to any payment under this award, that unpaid amount is forfeited. In the event of death or disability during employment or retirement after age 62, the awards will be paid in a lump sum cash payment within ninety days of the event, subject to compliance with Section 409A of the Code. In the event of a change in control, all restrictions applicable to the time-based phantom unit awards will lapse, and the awards will become fully vested and transferable and will be payable in full.

In March 2009, we granted performance-based phantom unit awards to certain named executive officers under our 2008 Omnibus Incentive Plan. The grant date fair value of the March 2009 phantom unit awards is included in the 2009 amount in column (e) of the Summary Compensation Table, where applicable. The awards were determined by the Compensation Committee and were based on the achievement of annual performance targets and various factors considered by the Compensation Committee. These awards are payable in cash equivalent, units or a combination of both, as determined by the Compensation Committee, 50% in March 2012 and 50% in March 2013. The phantom unit awards accrue additional phantom units on the date of each quarterly distribution paid by us, if any, calculated at the NYSE closing price on such date. If a participant is terminated or resigns prior to any payment of these awards, that unpaid amount is forfeited. In the event of death or disability during employment, actual awards for that year, as well as any unpaid awards for prior years, will be paid in a lump sum cash payment within ninety days of the event, subject to compliance with Section 409A of the Code. In the event of retirement after age 62, actual awards for that year will be prorated and paid, together with any unpaid awards for prior years, in a lump sum cash payment within ninety days of the end of the performance period or retirement date, respectively, subject to compliance with Section 409A of the Code. In the event of a change in control, the percentage of base award for that calendar year will be calculated as if 100% of the target level had been achieved and will be paid in a lump sum cash payment within thirty days following the change of control, subject to compliance with Section 409A of the Code.

Performance Unit Awards

In March 2009 and August 2008, we made multi-year performance unit awards to certain vice presidents and mid-level employees in accordance with the terms of the 2008 Omnibus Incentive Plan. Messrs. Bender and Zimmerman were the only named executive officers to receive such awards. The March 2009 awards are based on the attainment of certain performance targets from 2009 through 2011, and the August 2008 awards are based on the attainment of certain performance targets from June 2008 through 2011. The grant date fair values of these performance awards are reflected in Messrs. Bender’s and Zimmerman’s 2009 and 2008 amounts reported in Column (e) of the Summary Compensation Table. The amounts in the table reflect the value of the awards at the grant date assuming the highest level of performance is achieved. Messrs. Bender’s and Zimmerman’s 2009 performance unit awards will vest in the third and fourth year after grant, and their 2008 performance unit awards will vest in the fourth and fifth year after grant, assuming that the applicable performance metrics are achieved and they remain employed. If all performance metrics are met over the three-year period of the 2009 awards, Messrs. Bender and Zimmerman will receive a value equal to 14,556 units and 16,667 units, respectively, payable in cash equivalent, units or a combination of both, as determined by the Compensation Committee. If all performance metrics are met over the three and a half year period of the 2008 awards, Messrs. Bender and Zimmerman will receive a value equal to 5,654 units and 6,474 units, respectively, payable in cash equivalent, units or a combination of both, as determined by the Compensation Committee. If Messrs. Bender or Zimmerman leaves our employment prior to the end of the performance period, their respective performance unit award would be forfeited except in the case of death, disability, or retirement at age 62 or over, in which cases the performance unit award would be prorated and made after the end of the performance period, subject to compliance with Section 409A of the Code. In the event of a change of control, the performance unit awards will be deemed earned and payable in full.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END FOR 2010

	Option Awards					Unit Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)		(h)	(i)		(j)
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Units That Have Not Vested (1)		Market Value of Units That Have Not Vested (2)	Equity Incentive Plan Awards: Number of Unearned Units or Other Rights That Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Units or Other Rights That Have Not Vested
Kinzel	90,000	-	-	$20.60	3/7/11	-		$-	-		-
	150,000	-	-	$24.14	3/7/12	-		$-	-		-
	-	-	-	-	-	27,351	(3)	$414,641	-		-
	-	-	-	-	-	106,669	(4)	$1,617,102	-		-
	-	-	-	-	-	163,684	(5)	$2,481,449	-		-
	-	-	-	-	-	112,140	(6)	$1,700,042	-		-

Crage	-	-	-	-	-	10,197	(3)	$154,587	-		-
	-	-	-	-	-	33,778	(4)	$512,074	-		-
	-	-	-	-	-	62,577	(5)	$948,667	-		-
	-	-	-	-	-	42,053	(6)	$637,523	-		-

Decker	1,000	-	-	$20.70	11/8/11	-		$-	-		-
	10,000	-	-	$24.14	3/7/12	-		$-	-		-
	-	-	-	-	-	2,887	(3)	$43,767	-		-
	-	-	-	-	-	9,245	(4)	$140,154	-		-
	-	-	-	-	-	12,574	(5)	$190,622	-		-
	-	-	-	-	-	8,410	(6)	$127,496	-		-

Bender	1,000	-	-	$20.60	3/7/11	-		$-	-		-
	10,000	-	-	$20.60	3/7/11	-		$-	-		-
	10,000	-	-	$24.14	3/7/12	-		$-	-		-
	-	-	-	-	-	3,715	(6)	$56,319	-		-
	-	-	-	-	-	-		-	20,210	(7)	$306,384	(7)

Zimmerman	-	-	-	-	-	-		$-	-		-
	-	-	-	-	-	3,855	(6)	$58,442	-		-
	-	-	-	-	-	-		-	23,141	(7)	$350,818	(7)

(1)	The amounts include additional units that are credited as a result of the reinvestment of distribution equivalents.

(2)	The market values in this column were calculated by multiplying the closing price of our units as of December 31, 2010 as reported on the NYSE by the number of unvested units.

(3)	These phantom units vest and will be payable either in cash equivalent, units or a combination of both, in March 2011.

(4)	These phantom units vest and will be payable either in cash equivalent, units or a combination of both, 50% in March 2011 and 50% in March 2012.

(5)	Amounts include performance-based phantom units awarded in 2009 and time-based phantom units awarded in 2009, both of which vest and will be payable either in cash equivalent, units or a combination of both, 50% in March 2012 and 50% in March 2013.

(6)	These phantom units vest and will be payable either in cash equivalent, units or a combination of both, 50% in March 2013 and 50% in March 2014.

(7)	Amounts include performance units awarded in 2008 and 2009 pursuant to the 2008 Omnibus Incentive Plan that are contingent upon the level of attainment of certain performance targets from June 2008 through 2011 and from 2009 through 2011, respectively. Messrs. Bender and Zimmerman were awarded 5,654 and 6,474 performance units, respectively, in 2008 and 14,556 and 16,667 performance units, respectively, in 2009. The determination of whether and to what extent these performance unit awards are achieved will be made by the Compensation Committee. The amounts set forth in columns (i) and (j) assume that the maximum number of units are awarded. Market value reported in column (j) was calculated by multiplying the closing market price of our units as of December 31, 2010 by the maximum number of units that may be awarded set forth in column (i). The actual number of units awarded vest and will be payable either in cash equivalent, units, or a combination of both, 50% in March 2012 and 50% in March 2013.

OPTION EXERCISES AND UNITS VESTED IN 2010

	Option Awards		Unit Awards (1)
(a)	(b)	(c)	(d)	(e)

Name	Number of Units Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Units Acquired on Vesting (2) (#)	Value Realized on Vesting (3) ($)
Kinzel	-	$-	56,079	$622,750

Crage	-	$-	18,296	$203,185

Decker	-	$-	5,271	$58,537

Bender	16,000	$128,160	-	$-

Zimmerman	-	$-	-	$-

(1)	Reflects the vesting and related value of phantom unit grants made in 2006 and 2007 pursuant to the Amended and Restated Senior Management Long-Term Incentive Compensation Plan, including additional units credited as a result of reinvestment of distribution equivalents.

(2)	The amounts in column (d) reflect the total number of phantom units that vested for each executive in 2010.

(3)	The amount listed for each individual represents the total value of the phantom units that vested in 2010. Of the total phantom units that vested in 2010, Mr. Kinzel received 100% of the value in units, or 56,079 units, and Messrs. Crage and Decker each received 100% of the value in cash.

PENSION BENEFITS FOR 2010

The amounts indicated in the table below represent the December 31, 2010 present value of accumulated benefits payable to each of the named executive officers under the Amended and Restated Supplemental Retirement Program and the 2008 Supplemental Retirement Plan (the “2008 SERP”), as applicable. Mr. Kinzel has reached retirement age under the Amended and Restated Supplemental Retirement Program and has more than 20 years of service. Therefore, if Mr. Kinzel were to retire, he would be entitled to receive the amount indicated below. Because Messrs. Crage and Decker are not yet vested under the 2008 SERP, we have indicated the present value of their accumulated benefits determined using interest rate assumptions consistent with those used in our financial statements.

(a)	(b)	(c)	(d)	(e)

Name	Plan Name	Number of Years Cedited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Kinzel	Amended and Restated Supplemental Retirement Plan	38	$1,885,023	$-

Crage	2008 Supplemental Retirement Plan	8	$222,773	$-

Decker	2008 Supplemental Retirement Plan	11	$78,259	$-

Bender	-	-	$-	$-

Zimmerman	-	-	$-	$-

Amended and Restated Supplemental Retirement Program

Our Amended and Restated Supplemental Retirement Program provides retirement benefits to Mr. Kinzel. Mr. Kinzel has the right to receive cash payments from us upon retirement at age 62 or over, with a minimum of 20 years’ service to us. Amounts were allocated in prior years from the general partner fees as approved by the Compensation Committee. No allocations have been made since May 2004. Mr. Kinzel’s account accrues interest at the prime rate as established from time to time by our bank. In the event of death, disability or retirement at age 62 or over with 20 years of service, all amounts accrued will vest and become payable. In the event of a change in control, all amounts accrued will vest and fund a trust for the benefit of the participant when the participant retires at age 62 or over, dies or becomes disabled. The accrued balance may be distributed in a lump sum or in a number of future payments over a period not to exceed 10 years. The Amended and Restated Supplemental Retirement Program is not presently open to additional participants, but the 2008 SERP, a description of which follows, is open to additional participants.

2008 Supplemental Retirement Plan

The 2008 SERP provides non-qualified retirement benefits to its participants, who are selected by the Compensation Committee or other committee designated to administer the plan. Plan participants are selected prior to the beginning of a plan year except for 2008, for which year Messrs. Crage and Decker were selected as participants within 30 days of the effective date of the plan. Messrs. Crage and Decker also were designated as participants in the 2008 SERP for the 2009 plan year, and Mr. Crage was designated as a participant in the 2008 SERP for the 2010 and 2011 plan years. Accounts were credited for the 2008, 2009, 2010 and 2011 plan years as described in the Compensation Discussion and Analysis on page 69. Amounts to be credited to participants’ accounts are to be made on the basis of base salary except that the amounts credited to accounts during 2008 were prorated as provided in the 2008 SERP. No participant account may be credited more than $100,000 in any plan year, and no more than $250,000 may be credited in the aggregate to all participant accounts in any plan year. The maximum amount that may be credited to all participant accounts during the 2008-2025 time period is $3,350,000. Interest accrues on participants’ accounts at the prime rate of our bank, as adjusted each December, and interest accruals will not count towards the preceding limitations on amounts that may be credited under the plan.

Participants who incur a separation from service at age 62 or over before having 20 years of service or who otherwise incur a separation from service, other than as a result of death or disability, forfeit their entire account. In the event of death, disability or separation of service at age 62 or over with at least 20 years of service, all amounts accrued to a participant’s account will vest and become payable. In the event of a change in control, all amounts accrued will vest and fund a trust for the benefit of the participant once the participant retires at age 62 or over, dies or becomes disabled. The plan generally provides for the distribution of the accrued balance as a lump sum amount and specifies the time for distribution. Participants may elect to receive the lump sum at a different time or to receive the accrued balance in a number of future payments over a specified period if certain conditions are satisfied. In general, the delay elected by a participant may not exceed 10 years or 5 years depending on when the distribution election is made.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We maintain employment agreements or change in control agreements with all of our named executive officers, and some of the named executive officers also participate in our long-term incentive plans and our supplemental retirement plans. The following summaries describe and quantify the payments that each named executive officer would receive if his employment with us were terminated or if we had a change in control. In all cases, the timing and amount of payments will comply with the requirements of Section 409A of the Code. The summaries assume that the termination or change in control occurred on December 31, 2010 and the relevant unit price is the closing market price of our units on the NYSE on December 31, 2010, which was $15.16.

Payments Pursuant to Employment Agreements (other than in connection with a Change in Control)

The following information summarizes payments that our named executive officers will receive in the event of termination with or without cause, death, disability and retirement. For information regarding payments in the event of a change in control, see “Payments Upon a Change in Control” below. For additional information regarding payments in the event of death, disability or retirement, see “Payments Upon Death, Disability or Retirement” below.

Richard L. Kinzel

We have an employment agreement with Mr. Kinzel, our president and chief executive officer. If we terminate Mr. Kinzel’s employment for cause, we will not be obligated to make any payment to him other than salary and incentive compensation earned but not yet paid as of the termination date in accordance with the terms of each incentive plan. As defined in his employment agreement, “cause” means (a) conviction of a felony or crime of moral turpitude, (b) failure to perform duties that results in material injury or damage to us, (c) failure to comply with the confidentiality and noncompetition provisions of the agreement, (d) theft, embezzlement or fraud, (e) gross negligence or misconduct relating to our affairs or (f) violation of our policies and procedures related to discrimination or harassment. Mr. Kinzel cannot be terminated for cause if he reasonably and in good faith believed his actions were in our best interests or if he met the standard of conduct for indemnification or reimbursement under our governing documents or the laws of the State of Ohio.

If we terminate Mr. Kinzel’s employment other than for cause, Mr. Kinzel will receive a lump-sum payment within twenty business days of termination (or such period of time as may be required by Section 409A of the Code) that consists of (a) his annual base salary earned but unpaid through the date of termination and (b) an amount equal to the present value, using a reasonable interest rate, of his annual base salary on the date of termination and incentive compensation that he would have received had he remained employed for the term of the agreement. The incentive compensation amount will be determined by computing the average incentive compensation that Mr. Kinzel received under the incentive plans during the three years preceding the termination multiplied by the number of years remaining on the employment agreement. In addition, all of Mr. Kinzel’s outstanding equity awards, including options and restricted unit awards, will vest and become payable in accordance with the terms of the respective plan and Section 409A. Mr. Kinzel’s options will be exercisable until the earlier of the expiration of the option or March 1, 2012. Mr. Kinzel and his spouse will receive lifetime health coverage benefits that, when combined with Medicare, will be substantially similar to the coverage provided to our employees, and any expense for Medicare coverage will be reimbursed by us. We will also maintain the $2 million life insurance policy on Mr. Kinzel’s life for the benefit of his designee through July 23, 2018, and Mr. Kinzel will be eligible to participate in our fringe benefit plans and programs on terms no less favorable than provided to our other senior managers and officers through January 2, 2012.

If Mr. Kinzel suffers from a disability, he will receive the same benefits as if he were terminated other than for cause, except that his salary or incentive compensation benefits will be reduced by any payments received by him from any short- or long-term disability plan maintained by us. A disability is defined as a physical or mental illness that renders Mr. Kinzel unable to perform his duties on a full-time basis for a period of six consecutive months as confirmed by a physician selected by us.

If Mr. Kinzel dies during the term of the agreement, Mr. Kinzel’s estate will receive all of his compensation earned but not yet paid within ninety days of his death. In addition, all of Mr. Kinzel’s outstanding equity awards, including options and restricted unit awards, will vest, and his options will be exercisable until the earlier of the expiration of the option or March 1, 2012. Mr. Kinzel’s spouse will receive lifetime health care coverage, including a supplement to Medicare and reimbursement of any expense for Medicare coverage, so that her complete health care coverage is substantially similar to coverage provided to our active employees.

If Mr. Kinzel retires, he and his spouse will receive lifetime health coverage benefits that, when combined with Medicare, will be substantially similar to the coverage provided to our employees, and any expense for Medicare coverage will be reimbursed by us. In addition, all of Mr. Kinzel’s outstanding equity awards will vest, and his options will be exercisable until the earlier of the expiration date of the award or 10 years from the date of retirement. All other equity awards will be paid in accordance with the terms of the respective plan and Section 409A.

During the longer of the period during which Mr. Kinzel is receiving benefits and 24 months following the date of termination, he will be subject to a non-competition and a non-solicitation provision. In addition, if Mr. Kinzel is terminated other than for cause, then in order to receive those payments and benefits, Mr. Kinzel must provide a mutually acceptable separation agreement and release.

Peter J. Crage, Robert A. Decker, H. Philip Bender and Richard A. Zimmerman

Each of Messrs. Crage, Decker, Bender and Zimmerman is entitled to certain payments if we terminate his employment other than for cause. As defined in their employment agreements, “cause” means (a) conviction of a felony, (b) failure to perform duties that results in significant injury or damage to us, (c) failure to comply with the confidentiality and noncompetition provisions of the employment agreement, (d) fraud, (e) gross negligence or misconduct relating to our affairs, (f) violation of our policies and procedures related to discrimination or harassment or (g) dishonesty or significant impropriety resulting or intending to result in personal gain to the executive officer at our expense, monetary or otherwise. If the executive officer is terminated for cause, he will receive a lump sum payment on the twentieth business day following termination of his base salary earned but not yet paid as of the date of termination.

If terminated other than for cause, then upon providing a separation and release agreement to us, the executive officer will receive his base salary for the longer of one year or the remaining term of the agreement paid in accordance with our payroll practices. The executive officer will also be entitled to receive medical and dental insurance during the period of time that he receives salary payments.

If the executive officer suffers from a disability, defined as a physical or mental illness that renders him incapable of performing his duties on a full-time basis for six consecutive months, he will receive the same benefits as if he were terminated other than for cause, except that any salary or incentive compensation benefits will be reduced by any payments received from any short- or long-term disability plan maintained by us. If the executive officer dies during the term of his employment agreement, his estate will receive any earned but unpaid compensation and benefits within ninety days of the date of death. We will continue health care coverage for his immediate family for the shorter of 24 months following death or the remainder of the term of the agreement.

Upon termination, Messrs. Crage, Decker, Bender and Zimmerman will be subject to twelve-month non-competition and non-solicitation provisions contained in their employment agreements.

Payments upon Death, Disability or Retirement under our Incentive and Supplemental Retirement Plans

If any named executive officer dies, becomes disabled or retires at age 62 or over while employed by us, any unvested phantom unit awards under our Amended and Restated Senior Management Long-Term Incentive Compensation Plan and any unvested time-based phantom units awarded under our 2008 Omnibus Incentive Plan will be paid in full in a lump sum cash payment within ninety days of the event (or such period of time as required by Section 409A of the Code). In the event of death or disability during employment, actual performance-based phantom unit awards under the 2008 Omnibus Incentive Plan for that year, as well as any unpaid awards for prior years, will be paid in a lump sum cash payment within ninety days of the event (subject to Section 409A). Performance-based phantom unit awards under the 2008 Omnibus Incentive Plan will be prorated in the event of retirement after age 62 and paid, together with any unpaid such awards for prior years, in a lump sum cash payment within ninety days of the end of the performance period or retirement date, respectively (subject to Section 409A).

In addition, any unvested options held by the executive will vest and become exercisable immediately upon death, disability or retirement at age 62 or over. All amounts accrued under our Amended and Restated Supplemental Retirement Program or our 2008 SERP will also become fully vested and payable upon an executive’s death, disability or retirement at age 62 or over with at least 20 years of service. Any cash incentive awards outstanding at the time of death or retirement will be paid on a prorated basis. If Messrs. Zimmerman or Bender dies or becomes disabled while employed by us or retires at age 62 or over from employment with us during the performance period, his performance unit awards under the 2008 Omnibus Incentive Plan will be prorated and paid after the end of the performance period. The named executive officers also will receive payments in these situations as described above under “Payments Pursuant to Employment Agreements (other than in connection with a Change in Control).”

Payments upon a Change in Control under Employment Agreements

In the event of a change in control, Messrs. Kinzel, Crage, Decker, Bender and Zimmerman will receive benefits and payments in accordance with the terms of their employment agreements. Our incentive plans, our Amended and Restated Supplemental Retirement Plan, and our 2008 SERP also contain change-in-control provisions. As discussed above, we amended and restated our plans, supplemental retirement program and employment agreements in 2007 to comply with Section 409A of the Code and to create consistency among the plans and agreements. For example, as amended and restated in 2007, and as provided in connection with adopting our 2008 SERP, our plans and agreements contain the same definitions for “change in control,” “cash compensation,” and other important terms, so that if a change in control occurs under one plan or agreement, it will trigger payment under the other plans and agreements as well.

Each of our incentive plans and employment agreements uses the “change in control” definition provided by Section 409A of the Code. “Change-in-control” events include:

•

a change in ownership of the Company which generally would occur when a person or group acquires units representing more than 50 percent of the total fair market value or total voting power of the Company;

•

a change in the effective control of the Company, which could occur even if a change in ownership has not occurred, and would occur if either (i) a person or group acquires units, all at once or over a period of 12 months, representing 30 percent or more of the total voting power of the Company, or (ii) a majority of our directors will have been replaced during a 12-month period by directors not endorsed by a majority of the board before the date of appointment or election; or

•

a change in ownership of a substantial portion of the assets of the Company, which would occur if a person or group acquires, all at once or over a period of 12 months, assets from us that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of our assets immediately before the acquisition(s), determined without regard to any liabilities associated with such assets.

Section 409A and its rules contain detailed provisions for determining whether a change-in-control event has occurred. The above descriptions of change-in-control events are general summaries only, and we refer you to Section 409A and its rules for additional detail.

All of our employment agreements and our supplemental retirement plans contain a double trigger change in control provision, which means that two events must occur for a participant to receive payments under the change in control provision. First, a change in control must occur. The second trigger under the employment agreements is that the executive’s employment must be terminated within 24 months of the change in control. “Termination” includes involuntary termination of the executive as well as “deemed termination” which occurs if the executive is forced to relocate by more than 35 miles, if he suffers a reduction in base salary or a significant reduction in responsibility or if his position is eliminated. The second trigger under our supplemental retirement plans is the occurrence of a separation from service under the plan. Our incentive plans under which we have awarded phantom units, performance unit awards and unit options contain single trigger change in control provisions.

In each employment agreement, “cash compensation” with respect to any calendar year is defined as (a) the total salary payable, (b) annual cash bonuses earned, even if not paid and (c) with respect to any multi-year bonus, the amount actually paid. Any lump sum payments made pursuant to the employment agreements in connection with a change in control will be paid within sixty days following the termination, subject to the requirements of Section 409A.

Payments of change-in-control amounts or provisions of change-in-control benefits under the employment agreements are conditioned upon the execution and non-revocation of a mutually acceptable separation agreement and release.

Richard L. Kinzel

Pursuant to the terms of Mr. Kinzel’s employment agreement, if Mr. Kinzel’s employment is terminated (other than for cause) within 24 months of a change in control, Mr. Kinzel will receive:

•

the greater of (A) three times his average annual cash compensation (as defined above), for the three years preceding the year in which the change in control occurred, less US$1; and (B) the sum of: (i) his annual base salary earned but unpaid through the date of termination; (ii) an amount equal to the present value, using a reasonable interest rate, of his annual base salary on the date of termination that he would have received had he remained employed for the term of the employment agreement (which term expires January 2, 2012); (iii) an amount equal to the present value, using a reasonable interest rate of the average incentive compensation that Mr. Kinzel received under the incentive plans during the three years preceding the termination multiplied by the number of years or prorations of years remaining on the employment agreement; and (iv) Mr. Kinzel becoming immediately vested in any award or right, interest or option relating to units awarded pursuant to the incentive plans;

•	lifetime health care coverage, a supplement to Medicare and reimbursement of any expense for Medicare as detailed in the employment agreement for Mr. Kinzel and his spouse;

•	maintenance of a $2 million term life insurance policy on the life of Mr. Kinzel for the benefit of his designee until July 23, 2018;

•

life, disability and accident benefits on terms no less favorable than those provided to our other officers for the longer of (i) the period ending January 2, 2012 or (ii) 3 years, or if shorter, until Mr. Kinzel is re-employed;

•	fringe benefits on terms no less favorable than those received by our other officers until January 2, 2012; and

•	tax gross-up payments to reimburse Mr. Kinzel for any excise taxes he may incur under Sections 280G and 4999 of the Code.

Peter J. Crage, H. Philip Bender and Richard A. Zimmerman

If Mr. Crage’s, Bender’s, or Zimmerman’s employment is terminated (other than for cause) within 24 months of a change in control, each will receive:

•

2.5 times his average annual cash compensation for the 3 years (or such shorter period of time that the executive is employed by us) preceding the year in which the change in control occurred, less US$1;

•

life, disability, accident and health insurance benefits substantially similar to those that were received or entitled to be received prior to termination for the shorter of 30 months or the period until he is re-employed; and

•	tax gross-up payments to reimburse the executive for any excise taxes he may incur under Sections 280G and 4999 of the Code.

Robert A. Decker

If Mr. Decker’s employment is terminated (other than for cause) within 24 months of a change in control, he will receive:

•	2 times his average annual cash compensation for the 3 years (or such shorter period of time that he is employed by us) preceding the year in which the change in control occurred, less US$1;

•

life, disability, accident and health insurance benefits substantially similar to those that were received or entitled to be received prior to termination for the shorter of 24 months or the period until he is re-employed; and

•	tax gross-up payments to reimburse him for any excise taxes he may incur under Sections 280G and 4999 of the Code.

Incentive Plan and Supplemental Retirement Plan Payments upon a Change in Control

In addition to the payments and benefits outlined above, our incentive plans and our supplemental retirement plans contain change-in-control provisions that may result in payments to participating named executive officers, summarized below. In the event of a change in control:

•

Unpaid awards from prior years that were made under our Amended and Restated Senior Management Long-Term Incentive Compensation Plan will be paid in a lump sum cash payment within ninety days of the event (or such period of time as may be required by Section 409A of the Code).

•

Grants made under our Amended and Restated 2000 Equity Incentive Plan, including options, unit appreciation rights, restricted units or performance units, will vest, become fully exercisable and be free of all restrictions or limitations. Option holders may elect to “cash out” any options for the difference between the price of the option and the change in control price per unit within 60 days of a change in control.

•

Unless otherwise specified in connection with making a particular award, cash incentive awards made under our 2008 Omnibus Incentive Plan will be deemed to have been earned at 100% of the target level in the year of the change in control and will be paid within 30 days following a change in control.

•

Unless otherwise specified in connection with making a particular award, all long-term incentive awards made under the 2008 Omnibus Incentive Plan (i.e., performance-based phantom unit awards) will be deemed to have been earned at 100% of the target level. All such awards, including any unpaid awards from prior years will be paid in a lump sum cash payment within 30 days of the change in control.

•

Unless otherwise specified in connection with making a particular award, all performance awards made under our 2008 Omnibus Incentive Plan will be deemed to have been earned and payable in full and any other restriction shall lapse. Any such performance awards will be paid within 30 days following a change of control.

•

Unless otherwise specified in connection with making a particular award, all restrictions, limitations and other conditions applicable to any “other unit awards” granted under our 2008 Omnibus Incentive Plan, such as the time-based phantom unit awards granted in October 2008, October 2009, and October 2010, shall lapse and those awards shall become fully vested and transferable. Any such awards will be issued, settled or distributed, as applicable within 30 days following a change in control.

•

All amounts accrued by the named executive officers under our Amended and Restated Supplemental Retirement Program and 2008 SERP will vest and be funded in a trust for the benefit of the executive officers when they retire at or after reaching age 62, die, or become disabled, whichever occurs first.

Richard L. Kinzel

The payments that would have been made to Mr. Kinzel upon a termination of his employment or a change in control of the Company as of December 31, 2010, are as follows:

Executive Benefits and Payments Upon Separation	Termination For Cause		Termination Other than For Cause		Normal Retirement		Disability		Death		Change in Control Only		Termination upon Change in Control

Compensation
Earned but unpaid salary	$51,538		$51,538		$51,538		$51,538		$51,538		$51,538		$51,538
Severance	-		1,260,583		-		1,260,583	(1)	-		-		1,260,583
Incentive compensation	398,650	(2)	2,166,265		398,650	(2)	2,166,265	(1)	398,650	(2)	304,850	(3)	2,471,115	(4)
Unit Options	-		-		-		-		-		-		-
Phantom units	-		6,213,234		6,213,234		6,213,234		6,213,234		6,213,234		6,213,234
Supplemental retirement	1,885,023		1,885,023		1,885,023		1,885,023		1,885,023		-	(5)	1,885,023

Benefits
Health benefits	-		180,448	(6)	180,448	(6)	180,448	(6)	104,125		-		180,448	(6)
Disability and accident benefits	-		-		-		-		-		-		2,054
Life insurance	-		52,058		-		52,058		2,000,000	(7)	-		52,058
Fringe Benefits	-		8,561		-		8,561		-		-		8,561
Tax gross-up	-		-		-		-		-		-		-

Totals	$2,335,211		$11,817,710		$8,728,893		$11,817,710		$10,652,570		$6,569,622		$12,124,614

(1)	This payment will be decreased by any payments or benefits that Mr. Kinzel receives as a result of long-term or short-term disability plans maintained by the Company.

(2)	Amount excludes portion of 2010 cash incentive award paid prior to the assumed termination date.

(3)	This payment represents payout of the 2010 cash incentive award at 100% of the target level less the amount of the award paid as of the assumed date of change in control.

(4)	The portion of this amount that relates to the 2010 cash incentive award represents payout at 100% of the target level less the amount of the award paid as of the assumed date of change in control.

(5)	Upon a change in control, Mr. Kinzel’s supplemental retirement account will be funded in a trust for his benefit when he retires at or after reaching age 62, dies or becomes disabled, whichever occurs first.

(6)	This payment will be decreased by any benefits that Mr. Kinzel receives under Medicare.

(7)	Amount represents proceeds paid out under a life insurance policy purchased by the Company for Mr. Kinzel.

Peter J. Crage

The payments that would have been made to Mr. Crage upon a termination of his employment or a change in control of the Company as of December 31, 2010, are as follows:

Executive Benefits and Payments Upon Separation	Termination For Cause	Termination Other than For Cause	Disability		Death		Change in Control Only		Termination upon Change in Control

Compensation
Earned but unpaid salary	$18,077	$18,077	$18,077		$18,077		$18,077		$18,077
Severance	-	900,833	900,833	(1)	-		-		1,736,062
Incentive compensation	-	-	-		90,886	(2)	69,501	(3)	69,501	(3)
Unit Options	-	-	-		-		-		-
Phantom units	-	-	2,252,851		2,252,851		2,252,851		2,252,851
Supplemental retirement	-	-	222,773		222,773		-	(4)	222,773

Benefits
Health benefits	-	23,916	23,916		23,916		-		31,195
Disability and accident benefits	-	-	-		-		-		1,838
Life insurance	-	-	-		-		-		720
Tax gross-up	-	-	-		-		-		1,001,909

Totals	$18,077	$942,826	$3,418,450		$2,608,503		$2,340,429		$5,334,926

(1)	This payment will be decreased by any payments or benefits that Mr. Crage receives as a result of long-term or short-term disability plans maintained by the Company.

(2)	Amount excludes portion of 2010 cash incentive award paid prior to the assumed termination date.

(3)	This payment represents payout of the 2010 cash incentive award at 100% of the target level less the amount of the award paid as of the assumed date of change in control.

(4)	Upon a change in control, Mr. Crage’s supplemental retirement account will vest and be funded in a trust for his benefit when he retires at or after reaching age 62, dies or becomes disabled, whichever occurs first.

Robert A. Decker

The payments that would have been made to Mr. Decker upon a termination of his employment or a change in control of the Company as of December 31, 2010, are as follows:

Executive Benefits and Payments Upon Separation	Termination For Cause	Termination Other than For Cause	Disability		Death		Change in Control Only		Termination upon Change in Control

Compensation
Earned but unpaid salary	$10,385	$10,385	$10,385		$10,385		$10,385		$10,385
Severance	-	270,000	270,000	(1)	-		-		819,185
Incentive compensation	-	-	-		50,544	(2)	43,538	(3)	43,538	(3)
Unit Options	-	-	-		-		-		-
Phantom units	-	-	502,039		502,039		502,039		502,039
Supplemental retirement	-	-	78,259		78,259		-	(4)	78,259

Benefits
Health benefits	-	12,478	12,478		5,199		-		24,956
Disability and accident benefits	-	-	-		-		-		1,470
Life insurance	-	-	-		-		-		576
Tax gross-up	-	-	-		-		-		-

Totals	$10,385	$292,863	$873,161		$646,426		$555,962		$1,480,408

(1)	This payment will be decreased by any payments or benefits that Mr. Decker receives as a result of long-term or short-term disability plans maintained by the Company.

(2)	Amount excludes portion of 2010 cash incentive award paid prior to the assumed termination date.

(3)	This payment represents payout of the 2010 cash incentive award at 100% of the target level less the amount of the award paid as of the assumed date of change in control.

(4)	Upon a change in control, Mr. Decker’s supplemental retirement account will vest and be funded in a trust for his benefit when he retires at or after reaching age 62, dies or becomes disabled, whichever occurs first.

H. Philip Bender

The payments that would have been made to Mr. Bender upon a termination of his employment or a change in control of the Company as of December 31, 2010, are as follows:

Executive Benefits and Payments Upon Separation	Termination For Cause	Termination Other than For Cause	Disability		Death		Change in Control Only		Termination upon Change in Control

Compensation
Earned but unpaid salary	$ 10,654	$ 10,654	$ 10,654		$ 10,654		$ 10,654		$ 10,654
Severance	-	277,000	277,000	(1)	-		-		1,028,974
Incentive compensation	-	-	-		49,445	(2)	37,811	(3)	37,811	(3)
Unit Options	-	-	-		-		-		-
Phantom units	-	-	56,319		56,319		56,319		56,319
Performance awards	-	-	-	(4)	-	(4)	306,384		306,384
Supplemental retirement	-	-	-		-		-		-

Benefits
Health benefits	-	12,478	12,478		11,438		-		31,195
Disability and accident benefits	-	-	-		-		-		1,838
Life insurance	-	-	-		-		-		720
Tax gross-up	-	-	-		-		-		-

Totals	$10,654	$300,132	$356,451	(5)	$127,856	(5)	$411,168		$1,473,895

(1)	This payment will be decreased by any payments or benefits that Mr. Bender receives as a result of long-term or short-term disability plans maintained by the Company.

(2)	Amount excludes portion of 2010 cash incentive award paid prior to the assumed termination date.

(3)	This payment represents payout of the 2010 cash incentive award at 100% of the target level less the amount of the award paid as of the assumed date of change in control.

(4)	If Mr. Bender had died or had become disabled on December 31, 2010, he would be entitled to receive payments in 2012 and 2013 as provided in his performance unit award as if he were employed on such payment dates. Any such payments would be prorated as of December 31, 2010, the date of death or disability. Any such payments also would depend upon the level of attainment of the performance metrics. If all performance metrics are met over the respective performance periods, the maximum value Mr. Bender would receive in these circumstances would be the value of 13,780 units (e.g., the value of 20,210 units, prorated based on the respective performance periods as of December 31, 2010). As Mr. Bender would not receive that value until the scheduled payment dates in 2012 or 2013, the dollar value to Mr. Bender of that payment would depend upon the unit price as of the 2012 or 2013 payment date.

(5)	This total does not include any amount that Mr. Bender would receive pursuant to the performance unit awards he was granted in August 2008 and March 2009. Any payment pursuant to that performance unit award would depend on the factors described in the preceding footnote and would increase the total payout reported for this column.

Richard A. Zimmerman

The payments that would have been made to Mr. Zimmerman upon a termination of his employment or a change in control of the Company as of December 31, 2010, are as follows:

Executive Benefits and Payments Upon Separation	Termination For Cause	Termination Other than For Cause	Disability		Death		Change in Control Only		Termination upon Change in Control

Compensation
Earned but unpaid salary	$ 12,135	$12,135	$ 12,135		$ 12,135		$ 12,135		$ 12,135
Severance	-	315,500	315,500	(1)	-		-		1,036,567
Incentive compensation	-	-	-		37,545	(2)	28,711	(3)	28,711	(3)
Unit Options	-	-	-		-		-		-
Phantom units	-	-	58,442		58,442		58,442		58,442
Performance awards	-	-	-	(4)	-	(4)	350,818		350,818
Supplemental retirement	-	-	-		-		-		-

Benefits
Health benefits	-	12,478	12,478		11,438		-		31,195
Disability and accident benefits	-	-	-		-		-		1,838
Life insurance	-	-	-		-		-		720
Tax gross-up	-	-	-		-		-		427,470

Totals	$12,135	$340,113	$398,555	(5)	$119,560	(5)	$450,106		$1,947,896

(1)	This payment will be decreased by any payments or benefits that Mr. Zimmerman receives as a result of long-term or short-term disability plans maintained by the Company.

(2)	Amount excludes portion of 2010 cash incentive award paid prior to the assumed termination date.

(3)	This payment represents payout of the 2010 cash incentive award at 100% of the target level less the amount of the award paid as of the assumed date of change in control.

(4)	If Mr. Zimmerman had died or had become disabled on December 31, 2010, he would be entitled to receive payments in 2012 and 2013 as provided in his performance unit award as if he were employed on such payment dates. Any such payments would be prorated as of December 31, 2010, the date of death or disability. Any such payments also would depend upon the level of attainment of the performance metrics. If all performance metrics are met over the respective performance periods, the maximum value Mr. Zimmerman would receive in these circumstances would be the value of 15,779 units (e.g., the value of 23,141 units, prorated based on the respective performance periods as of December 31, 2010). As Mr. Zimmerman would not receive that value until the scheduled payment dates in 2012 or 2013, the dollar value to Mr. Zimmerman of that payment would depend upon the unit price as of the 2012 or 2013 payment date.

(5)	This total does not include any amount that Mr. Zimmerman would receive pursuant to the performance unit award he was granted in August 2008 and March 2009. Any payment pursuant to that performance unit award would depend on the factors described in the preceding footnote and would increase the total payout reported for this column.

DIRECTOR COMPENSATION

The Nominating and Corporate Governance Committee of the Board of Directors recommends the fees paid to Directors and Board Committee members for services in those capacities. The schedule of fees for 2011 is as follows:

1.	For service as a member of the Board, $65,000 per annum, payable in cash quarterly, plus $1,500 payable in cash for attendance at each meeting of the Board after the 20th Board meeting, plus $120,000 per annum to be paid in cash, limited partnership units, adjusted for fractional units as needed, or a combination of both;

2.	For service as a Board Committee member, $2,000 per annum (excluding Committee Chairman); and

3.	For service as Chairman of the Board, a fee of $50,000 per annum; for service as Chairman of the Audit Committee of the Board, a fee of $10,000 per annum; for service as the Chairman of the Compensation Committee and the Nominating and Corporate Governance Committee, a fee of $5,000 for each per annum; and for service as lead independent Director of the Board, a fee of $10,000 per annum. In light of the appointment of an independent chairman the lead independent director position will be vacated upon the commencement of the 2011 Annual Meeting.

These fees are payable only to non-management Directors. Management Directors receive no additional compensation for service as a Director. All Directors receive reimbursement from the Company for reasonable expenses incurred in connection with service in that capacity. Additionally, all Directors are to accumulate 10,000 units within four years of January 1, 2011 for existing Directors and within four years of becoming a Director for future Board members.

Director Compensation for 2010

The table that follows summarizes the compensation paid by the Company to non-employee Directors for the fiscal year ended December 31, 2010. The schedule of fees for 2010 was as follows:

1.	For service as a member of the Board, $50,000 per annum, payable in cash quarterly, plus $1,500 payable in cash for attendance at each meeting of the Board, plus $120,000 per annum to be paid in cash, limited partnership units, adjusted for fractional units as needed, or a combination of both;

2.	For service as a Board Committee member, $2,000 per annum (excluding Committee Chairman), plus $250 for attendance at each Committee meeting held on the same date on which the Board of Directors meets and $1,500 for attendance at any additional Committee meeting held on a date other than a date on which the Board of Directors meets; and

3.	For service as lead independent Director of the Board, a fee of $10,000 per annum, for service as Chairman of the Audit Committee of the Board, a fee of $10,000 per annum, and for service as the Chairman of the Compensation Committee and the Nominating and Corporate Governance Committee, a fee of $5,000 for each per annum.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Name (1)	Fees Earned or Paid in Cash	Unit Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Darrel D. Anderson	$208,000	$-	$-	$-	$-	$-	$208,000

Richard S. Ferreira	$158,247	$60,003	$-	$-	$-	$-	$218,250

C. Thomas Harvie	$87,446	$120,006	$-	$-	$-	$-	$207,452

Michael D. Kwiatkowski	$224,115	$-	$-	$-	$-	$-	$224,115

David L. Paradeau	$203,298	$-	$-	$-	$-	$-	$203,298

Steven H. Tishman	$198,500	$-	$-	$-	$-	$-	$198,500

Eric L. Affeldt	$111,385	$-	$-	$-	$-	$-	$111,385

John M. Scott III	$107,000	$-	$-	$-	$-	$-	$107,000

(1)	Richard L. Kinzel, the Company’s President and Chief Executive Officer, is not included in this table as he is an employee of the Company and thus receives no compensation for his service as a Director. The compensation received by Mr. Kinzel as an employee of the Company is shown in the Summary Compensation Table on page 70.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this prospectus. Based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s proxy statement and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Michael D. Kwiatkowski, Chairman

Eric Affeldt

C. Thomas Harvie

David Paradeau

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of Company units beneficially owned by each of the Company’s directors, named executive officers, all current directors and executive officers as a group, and by each person known by the Company to own 5% or more of its units as of March 10, 2011.

Directors and Executive Officers

	Amount and Nature of Beneficial Ownership
	Beneficial Ownership		Investment Power		Voting Power		Percentage of Units (1)
Name of Beneficial Owner			Sole	Shared	Sole	Shared
Richard L. Kinzel	1,621,928	(2)	1,574,019	47,909	1,574,019	47,909	2.9%
Peter J. Crage	12,533		12,533	—	12,533	—	*
Richard A. Zimmerman	10,000		10,000	—	10,000	—	*
H. Philip Bender	48,538	(3)	48,538	—	48,538	—	*
Darrell D. Anderson	19,890		19,890	—	19,890	—	*
Richard S. Ferreira	30,008	(4)	25,913	4,095	25,913	4,095	*
Michael D. Kwiatkowski	3,790		3,790	—	3,790	—	*
David L. Paradeau	7,838	(5)	7,838	—	7,838	—	*
Steven H. Tishman	42,087		42,087	—	42,087	—	*
C. Thomas Harvie	17,680		17,680	—	17,680	—	*
Eric L. Affeldt	13,000		13,000	—	13,000	—	*
John M. Scott III	5,000		5,000	—	5,000	—	*
All Directors and executive officers as a group (18 individuals) (6)	2,214,724		1,831,117	383,607	1,831,117	383,607	4.0%

*	Less than one percent of outstanding units.
(1)	Each beneficial owner’s ownership percentage has been calculated assuming full exercise of outstanding options to purchase units, if any, exercisable by such owner within 60 days after March 10, 2011, but no exercise of outstanding options covering units held by any other person. The ownership percentage of the Directors and executive officers as a group has been calculated assuming full exercise of outstanding options that the Directors and executive officers as a group have the right to exercise within 60 days after March 10, 2011, but no exercise of outstanding options covering units held by anyone outside that group.
(2)	Consists of 1,621,503 units as to which Mr. Kinzel has sole voting and investment power (which includes 1,333,594 units beneficially owned as of March 10, 2011 and 240,000 units that Mr. Kinzel has the right to acquire within 60 days of March 10, 2011 through the exercise of options); and 47,909 units for which he has shared voting and investment power.
(3)	Consists of 27,538 units beneficially owned by Mr. Bender as of March 10, 2011 and 21,000 units that he has the right to acquire within 60 days after March 10, 2011 through the exercise of options, as to all of which Mr. Bender has sole voting and investment power.
(4)	Consists of 30,008 units as to which Mr. Ferreira has sole voting and investment power (including 25,513 units beneficially owned as of March 10, 2011 and 400 units that he has the right to acquire within 60 days after March 10, 2011 through the exercise of options); and 4,095 units for which he has shared voting and investment power.
(5)	Consists of 7,438 units beneficially owned by Mr. Paradeau as of March 10, 2011 and 400 units that he has the right to acquire within 60 days after March 10, 2011 through the exercise of options, as to all of which Mr. Paradeau has sole voting and investment power.
(6)	The unit amounts listed include a total of 282,850 units of limited partner interest which all current directors and executive officers as a group have vested options to acquire within 60 days from March 10, 2011.

5% or Greater Unitholders

Name and Address of Benefical Owner	Amount and Nature of Beneficial Ownership		Percentage of Units (1)
Q Funding III, L.P.	10,021,418	(2)	18.1	%(2)
301 Commerce Street, Suite 3200 Fort Worth, TX 76102

Neuberger Berman LLC	7,250,015	(3)	13.1	%(3)
605 Third Avenue New York, NY 10158

(1)	For purposes of calculating the Percentage of Units, the number of units outstanding as of March 10, 2011 (55,561,983) was used.
(2)	Based upon a Schedule 14A filing on March 3, 2011 by Q Funding III, L.P. (“Q Funding III”) and Q4 Funding, L.P. (“Q4”). On the schedule 14A, Q Funding III reported sole voting power over 3,683,325 units and Q4 reported sole voting power over 2,687,276 units. In addition, 3,650,817 units are held directly and indirectly through entities and trusts for the benefit of Mr. Geoffrey Raynor.
(3)	Based upon a Schedule 13F filing by Neuberger Berman LLC (“NB”) on February 14, 2011. On the Schedule 13F, NB reported shared voting power over 6,060,593 units, and beneficial ownership over 7,250,015 units.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Richard Kinzel’s son, Bart Kinzel, Vice President and General Manager of Carowinds, and son-in-law, Tim Boals, Corporate Vice President—Resale and Sponsorships, are employed by Cedar Fair and received compensation of approximately $358,000 and $368,000, respectively, in 2010. There were no other transactions that must be disclosed between the Company and our officers, directors or any person related to our officers or directors, or with any holder of more than 5% of the outstanding units, during 2010 and through the date of this prospectus.

All transactions between the Company on the one hand, and any officer, director or related party on the other hand, are subject to a specific approval process set forth in the Company’s Corporate Governance Guidelines. Each officer and director is expected to bring any relationship or transaction with the Company in which he or she has a direct or indirect interest to the attention of the Nominating and Corporate Governance Committee. That Committee reviews the transaction and considers, among other things, whether the transaction impacts the independence of any independent Board member, whether the related party’s interest in the transaction is material and whether the terms of the transaction are comparable to those that could be negotiated with an unrelated third party. The Committee, or its Chair if so authorized, may approve the transaction. If the transaction is approved by the Chair, the approval is subject to subsequent ratification by the full Committee. If the transaction involves an amount in excess of $120,000 or if a member of the Nominating and Corporate Governance Committee is a party to or involved in the transaction, then the transaction will be reviewed and, if appropriate, approved by the disinterested members of the Board.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior secured credit facilities

General

On July 29, 2010 we entered into senior secured credit facilities among Cedar Fair, Magnum, Cedar Canada, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, the lenders, issuing lenders, swing line lenders and other agents party thereto. On February 25, 2011, we amended our senior secured credit facilities and extended the maturity date of the U.S. term loan portion of the credit facilities by one year. Certain terms of the amendment are described below.

Our senior secured credit facilities currently provide for senior secured financing of up to $1,440 million, consisting of:

•	a senior secured term loan facility in an aggregate principal amount of up to $1,180 million maturing in December 2017; and

•

senior secured revolving credit facilities in an aggregate principal amount of $260 million maturing in July 2015, $15 million of which will be available through a revolving credit subfacility for borrowings by Cedar Canada, and including letter of credit subfacilities and a swingline loan subfacility.

In addition, we may request one or more incremental term loans in an aggregate amount of up to $350 million that may be incurred if such incurrence would not cause our senior secured leverage ratio to exceed 3.00 to 1.00, on a pro forma basis, and increase our senior secured revolving credit facilities in an aggregate amount not to exceed $15 million in each case, subject to certain conditions and receipt of commitments by existing or additional lenders.

All borrowings under our senior secured revolving credit facilities are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Interest Rates and Fees

Borrowings under the U.S. term loan portion of our senior secured credit facilities, as amended on February 25, 2011, bear interest at a rate equal to, at our option, Adjusted LIBOR plus 3.00% or an alternate base rate plus 2.00%, with each of Adjusted LIBOR and the alternative base rate subject to floors of 1.00% and 2.00%, respectively. Borrowings under our senior secured revolving credit facilities bear interest at a rate equal to, at our option, Adjusted LIBOR plus 4.00% or an alternate base rate plus 3.00%.

In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee of 0.50% per annum in respect of any unused commitments under the revolving credit facilities subject to a reduction to 0.375% based upon our achievement of a total leverage ratio and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facilities. We are also required to pay customary letter of credit fees to any letter of credit issuing bank.

Prepayments

Subject to exceptions, our senior secured credit facilities require mandatory prepayments of term loans in amounts equal to:

•

50% (as may be reduced to 25% or to 0% based on our senior secured leverage ratio (excluding outstanding obligations under the revolving credit facilities) of our annual excess cash flow (as defined in the credit agreement governing our senior secured credit facilities);

•	100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property in excess of $5 million, subject to reinvestment rights and certain other exceptions;

•	50% of the net cash proceeds of certain equity issuances; and

•	100% of the net cash proceeds from incurrence of certain debt.

We will be permitted to prepay any of the debt or reduce any of the commitments under our senior secured credit facilities at any time without penalty or premium (subject to LIBOR redeployment costs).

In the event that, on or prior to August 25, 2011, as amended on February 25, 2011, the term loan facility is amended to reduce the interest rate applicable to the term loans or is refinanced with the proceeds of indebtedness with a lower yield than that which is applicable to the term loan facility, such prepayment shall be made at 101% of the principal amount of term loans repriced through an amendment or prepaid, as the case may be.

Amortization

Our senior secured term loan facility requires scheduled quarterly payments on the term loans in amounts equal to 0.25% of the original principal amount of the term loans, with the balance paid at maturity.

Collateral and guarantors

Our senior secured credit facilities (as well as any interest rate protection or other hedging arrangements or any cash management arrangements with lenders under our senior secured credit facilities or their affiliates) are guaranteed by Cedar Canada and by our existing and future wholly-owned domestic subsidiaries and Canadian subsidiaries (unless adverse tax consequences would result), in each case other than any immaterial subsidiaries. Our senior secured credit facilities (as well as any such interest rate protection or other hedging arrangements or cash management arrangements) are secured by substantially all of the existing and future property and assets held by us and our subsidiary guarantors, including a pledge of the capital stock of the domestic subsidiary guarantors and 65% of the capital stock of the first-tier foreign subsidiaries (or 100% in the case of Canadian subsidiaries (unless adverse tax consequences would result)), in each case subject to exceptions.

Restrictive covenants and other matters

Our senior secured credit facilities require that we comply on a quarterly basis with a maximum total leverage test and a minimum fixed charge coverage test. In addition, our senior secured credit facilities include negative covenants, subject to significant exceptions, restricting or limiting our ability and the ability of our subsidiaries to, among other things: (i) incur additional debt or issue certain preferred equity; (ii) pay dividends on or make distributions in respect of our capital stock or make other restricted payments; (iii) make certain investments; (iv) sell assets (including by way of sale-leaseback); (v) create or incur liens on assets; (vi) consolidate, merge, amalgamate, sell or otherwise dispose of all or substantially all of our assets; (vii) enter into certain transactions with our affiliates; and (viii) prepay certain debt (including the Notes).

Our senior secured credit facilities also contain certain customary affirmative covenants and events of default.

Events of default

Our senior secured credit facilities also contain certain events of default, including, among other things, the failure to perform or observe terms, covenants or agreements included in our senior secured credit facilities, nonpayment defaults on principal, interest or fees under our senior secured credit facilities or on other indebtedness in an aggregate principal amount exceeding $15 million, other defaults on other indebtedness in an aggregate principal amount exceeding $15 million if the effect is to permit acceleration, entry of unsatisfied judgments in an aggregate amount of $15 million or more against us or our subsidiaries, the occurrence of a change of control, failure of any collateral document to create or maintain a priority lien and certain events related to bankruptcy and insolvency or ERISA matters.

If an event of default occurs, the lenders under our senior secured credit facilities may, among other things, terminate their commitments, declare all outstanding borrowings to be immediately due and payable together with accrued interest and fees, and exercise remedies under the collateral documents relating to our senior secured credit facilities.

THE EXCHANGE OFFER

Purpose and effect of the exchange offer

The Issuers and the guarantors of the outstanding notes have entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, under certain circumstances, to use our commercially reasonable efforts to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes and to complete the exchange offer within 270 days after the date of original issuance of the outstanding notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The outstanding notes were issued on July 29, 2010.

Under the circumstances set forth below, the Issuers and the guarantors will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time periods specified in the registration rights agreement and to keep the registration statement effective until the second anniversary of the issue date of the notes or until the expiration of the one-year period referred to in Rule 144 under the Securities Act applicable to securities held by nonaffiliates under the Securities Act (or a shorter period that will terminate when all the notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement or are freely tradable). These circumstances include:

•	if any changes in law, SEC rules or regulations or applicable interpretations thereof by the SEC do not permit us to effect the exchange offer as contemplated by the registration rights agreement;

•	if the exchange offer for the notes is not consummated within 270 days after the date of issuance of the outstanding notes; or

•

if any initial purchaser of outstanding notes so requests, within 270 days after the date of issuance of such outstanding notes, with respect to the outstanding notes held by it that are not eligible to be exchanged for the exchange notes.

Under the registration rights agreement, if (i) the exchange offer is not completed on or before the date that is 270 days after the issue date of the notes, (ii) a shelf registration statement is required and the shelf registration statement is not declared effective prior to the later of the 270th day after the issue date and the 90th date after our obligation to file the shelf registration statement arises or (iii) a shelf registration statement becomes effective but thereafter ceases to be effective for any reason (any such event, a “Registration Default”), the annual interest rate borne by the notes will be increased by (i) 0.25% per annum for the first 90-day period immediately following the occurrence of such Registration Default and (ii) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case until such Registration Default is cured, up to a maximum of 1.00% per annum of additional interest (it being understood that the amount of additional interest shall not be increased solely as a result of the occurrence of more than one Registration Default at any time). A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make the following written representations:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 of the Securities Act;

•

you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see “Plan of distribution.”

Resale of exchange notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

If you are our affiliate or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

•

you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

•

in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of distribution” for more details regarding the transfer of exchange notes.

Terms of the exchange offer

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, the Issuers will accept for exchange in the exchange offer any outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The Issuers will issue exchange notes in principal amount identical to outstanding notes surrendered in the exchange offer.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to complete the exchange offer, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the indenture that authorized the issuance of the outstanding notes. For a description of the indenture governing the notes, see “Description of notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $405 million aggregate principal amount of the 9 1/8% Senior Notes due 2018 are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer. The Issuers intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to such holders’ outstanding notes and the registration rights agreement except we will not have any further obligation to you to provide for the registration of the outstanding notes under the registration rights agreement.

The Issuers will be deemed to have accepted for exchange properly tendered outstanding notes when they have given written notice of the acceptance to the exchange agent. The exchange agent will act as agent of the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the registration rights agreement, the Issuers expressly reserve the right to amend or terminate the exchange offer and to refuse to accept the occurrence of any of the conditions specified below under “—Conditions to the exchange offer.”

If you tender your outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offer. It is important that you read“—Fees and expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date, Extensions and Amendments

As used in this prospectus, the term “expiration date” means 11:59 p.m., New York City time, on May 27, 2011. However, if we, in our sole discretion, extend the period of time for which the exchange offer is open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of the exchange offer.

To extend the period of time during which the exchange offer is open, we will notify the exchange agent of any extension by written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

The Issuers reserve the right, at their sole discretion:

•	to delay accepting for exchange any outstanding notes (only in the case that we amend or extend the exchange offer);

•

to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “—Conditions to the exchange offer” have not been satisfied, by giving written notice of such delay, extension or termination to the exchange agent; and

•

subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in the offer period following notice of the material change.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice to the registered holders of the outstanding notes. If the Issuers amend the exchange offer in a manner that we determine to constitute a material change, they will promptly disclose the amendment in a manner reasonably calculated to inform the holders of applicable outstanding notes of that amendment.

Conditions to the exchange offer

Despite any other term of the exchange offer, the Issuers will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and they may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date if in their reasonable judgment:

•	the exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•

any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in their judgment, would reasonably be expected to impair their ability to proceed with the exchange offer.

In addition, the Issuers will not be obligated to accept for exchange the outstanding notes of any holder that has not made to them:

•	the representations described under “—Purpose and effect of the exchange offer,” “—Procedures for tendering outstanding notes” and “Plan of distribution”; or

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to them an appropriate form for registration of the exchange notes under the Securities Act.

The Issuers expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, the Issuers may delay acceptance of any outstanding notes by giving written notice of such extension to their holders. The Issuers will return any outstanding notes that they do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

The Issuers expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. The Issuers will give written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for our sole benefit, and the Issuers may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in their sole discretion. If the Issuers fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that they may assert at any time or at various times prior to the expiration date.

In addition, the Issuers will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the notes under the Trust Indenture Act of 1939 (the “TIA”).

Procedures for tendering outstanding notes

To tender your outstanding notes in the exchange offer, you must comply with any of the following:

•

complete, sign and date the letter of transmittal and have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail; or if the letter of transmittal does not require a signature guarantee, deliver the letter of transmittal by mail or facsimile transmission;

•	deliver such letter of transmittal to the exchange agent at the address set forth below under“—Exchange agent” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive certificates for outstanding notes along with the letter of transmittal prior to the expiration date;

•

the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below and a properly transmitted agent’s message prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, letters of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal, any certificates representing outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender outstanding notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.

DTC is referred to herein as a “book-entry transfer facility.”

Acceptance of exchange notes

In all cases, the Issuers will promptly issue exchange notes for outstanding notes that they have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding notes pursuant to the exchange offer, you will represent to us that, among other things:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of distribution.”

The Issuers will interpret the terms and conditions of the exchange offer, including the letter of transmittal and the instructions to the letter of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. The Issuers reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in their or their counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither the Issuers, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-entry delivery procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC and, as the book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” and an agent’s message prior to the expiration date or the guaranteed delivery procedure described below must be complied with. Book-entry tenders will not be deemed made until the book-entry confirmation and agent’s message are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed delivery procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC’s Automatic Tender Offer Program in the case of outstanding notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission (if the notice of guaranteed delivery does not require a signature guarantee), mail, or hand delivery or a properly transmitted agent’s message, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or copy thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or copy (if the letter of transmittal does not require a signature guarantee) thereof and all other documents required by the letter of transmittal, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent’s account at DTC and agent’s message within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Withdrawal rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 11:59 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•

the exchange agent must receive a written notice of withdrawal at its address set forth below under “—Exchange agent”, such notice of withdrawal may be delivered by telegram, telex, or facsimile (if no medallion guarantee is required); or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and the signatures in the notice of withdrawal must be guaranteed by an eligible institution unless you are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following the procedures described under “—Procedures for tendering outstanding notes” above at any time on or prior to the expiration date.

Exchange agent

The Bank of New York Mellon has been appointed as the exchange agent for the exchange offer. You should direct all executed letters of transmittal and any notice of guaranteed delivery and all questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

The Bank of New York Mellon

480 Washington Boulevard—27th Floor

Jersey City, NJ 07310

Corporate Trust Operations

Reorganization Unit

Attn: Diane Amoroso

By Facsimile Transmission

(eligible institutions only):

212-298-1915

Telephone Inquiries:

212-815-2742

If you deliver the letter of transmittal or the notice of guaranteed delivery to an address other than the one set forth above or transmit instructions via facsimile (if the letter of transmittal or the notice of guaranteed delivery does not require a signature guarantee) to a number other than the one set forth above, that delivery or those instructions will not be effective.

Fees and expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses as well as the fees and reasonable expenses of its counsel. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offer.

Accounting treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will record the expenses of the exchange offer as incurred.

Transfer taxes

We will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of failure to exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offer, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

•

as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take. We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through a subsequent exchange offer or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF NOTES

Cedar Fair, L.P. (“Cedar Fair”), Canada’s Wonderland Company (“Cedar Canada”) and Magnum Management Corporation (“Magnum” and together with Cedar Fair and Cedar Canada, the “Issuers”) collectively issued the 9 1/8% Senior Notes due 2018 (the “Notes”) under an indenture, dated as of July 29, 2010, to which the Issuers, the Guarantors and The Bank of New York Mellon, as trustee (the “Trustee”), were the parties (the “Indenture”). The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture and the Notes because they, and not this description, define your rights as a holder of the Notes. Copies of the forms of the Indenture and the Notes are available to you upon request.

You can find the definitions of some of the capitalized terms used in this section under the subheading “—Certain definitions.” In this section of the prospectus:

•	the terms the “Company,” “Cedar Fair,” “we,” “us,” “our” or similar terms refer only to Cedar Fair, L.P. and not to any of its subsidiaries;

•	the term the “Issuers” or similar terms refer only to Cedar Fair, Cedar Canada and Magnum and not to any of their respective subsidiaries; and

•

references to “Guarantors” shall mean Cedar Fair’s direct and indirect wholly-owned Restricted Subsidiaries (other than the Issuers) that are guarantors under the Credit Agreement and that guarantee the Notes.

The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Notes are subject to all such terms, and holders of Notes should refer to the Indenture and the Trust Indenture Act for a statement thereof.

Brief description of the notes and the guarantees

The notes

The Notes are:

•	joint and several obligations of the Issuers;

•	senior unsecured obligations of each Issuer;

•	ranked equally in right of payment with all of each Issuer’s existing and future senior unsecured debt;

•	ranked senior in right of payment to each Issuer’s future Subordinated Indebtedness, if any;

•

ranked effectively junior to (i) all debt and other liabilities (including trade payables) of Cedar Fair’s Subsidiaries (if any) that are not Issuers or Guarantors of the Notes, (ii) all secured obligations to the extent of the value of the collateral securing such obligations, including the obligations of the Issuers under the Credit Agreement, and (iii) claims preferred by operation of law; and

•	fully and unconditionally guaranteed by the Guarantors.

The Notes are issued in fully registered form only, without coupons, in denominations of $2,000 and integral multiples of $1,000.

The guarantees

The Notes are guaranteed by the Guarantors, which include all of Cedar Fair’s direct and indirect wholly owned Restricted Subsidiaries (other than Cedar Canada and Magnum) that are Domestic Subsidiaries and that guarantee obligations under the Credit Agreement.

The Guarantees are:

•	senior unsecured obligations of each Guarantor;

•	ranked equally in right of payment with all existing and future senior debt of such Guarantor;

•	ranked senior in right of payment to all future Subordinated indebtedness of such Guarantor, if any; and

•

ranked effectively junior to (i) all debt and other liabilities (including trade payables) of such Guarantor, (ii) all secured obligations to the extent of the value of the collateral securing such obligations, including the secured obligations of such Guarantor under its guarantee of Cedar Fair’s obligations under the Credit Agreement, and (iii) claims preferred by operation of law.

Under certain circumstances, we are permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries are not subject to the restrictive covenants in the Indenture and do not guarantee the Notes.

Principal, maturity and interest

The Notes were issued in an aggregate principal amount of $405.0 million. Additional Notes having identical terms and conditions to the Notes that were issued on the Issue Date (the “Additional Notes”) may be issued under the Indenture from time to time in an unlimited amount, subject to compliance with the restrictions set forth under “—Certain covenants—Limitation on incurrence of indebtedness.” Any Additional Notes will be part of the same series as the Notes offered hereby and will vote on all matters as a single series with these Notes. All references to the Notes include Additional Notes. The Notes mature on August 1, 2018.

Interest on the Notes accrues at the rate per annum set forth on the cover page of this prospectus, and is payable semiannually in cash on each February 1 and August 1, commencing February 1, 2011, to holders of record on the immediately preceding January 15 and July 15 respectively. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance. Interest on the Notes is computed on the basis of a 360-day year composed of twelve 30-day months. Additional interest is payable with respect to the Notes in certain circumstances if the Issuers do not consummate the exchange offer (or shelf registration statement, if applicable) as provided in the Registration Rights Agreement and as further described under “Exchange offer; registration rights.”

The Notes are payable both as to principal and interest at our office or agency maintained for such purpose or, at our option, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes. Until otherwise designated by Cedar Fair, Cedar Fair’s office or agency maintained for such purpose is the office of the Trustee.

Guarantees and obligations of each guarantor

Each Guarantor, jointly and severally with each other Guarantor, guarantees the Issuers’ obligations under the Notes. The obligations of each Guarantor under its Guarantee is limited to the extent necessary to prevent such Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. This provision may not, however, be effective to protect a Guarantee from being voided under fraudulent transfer law, or may reduce the applicable Guarantor’s obligation to an amount that effectively makes its Guarantee worthless. If a Guarantee was rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk factors—Risks related to our indebtedness and this offering—Because each Guarantor’s liability under its Guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments for some or all of the Guarantors.” Each Guarantor that makes a payment or distribution under a Guarantee is entitled to a pro rata contribution from each other Guarantor based on the respective net assets of the Guarantors.

Each Guarantor may consolidate or amalgamate with or merge into or sell its assets to the Issuers or another Restricted Subsidiary, or with or to other persons in a transaction that complies with the covenants described under “—Certain covenants—Limitation on asset sales” or “—Certain covenants—Merger, amalgamation, consolidation or sale of assets,” as applicable.

The Guarantee of a Guarantor and the obligations of an Issuer (other than Cedar Fair) is deemed automatically discharged and released in accordance with the terms of the Indenture:

(1) in connection with any direct or indirect sale, conveyance or other disposition of the capital stock of that Guarantor or Issuer (including by way of merger, amalgamation or consolidation) following which such Guarantor or Issuer ceases to be a direct or indirect Subsidiary of Cedar Fair if such sale or disposition is made in compliance with the applicable provisions of the Indenture (see “—Certain covenants—Limitation on asset sales”) or any sale or other disposition of all or substantially all of the assets of such Guarantor or Issuer;

(2) if such Guarantor or Issuer is dissolved or liquidated in accordance with the provisions of the Indenture;

(3) if we designate any such Guarantor or Issuer as an Unrestricted Subsidiary in compliance with the terms of the Indenture;

(4) upon the transfer of such Guarantor or Issuer in a transaction that (i) qualifies as a Permitted Investment or as a Restricted Payment that is not prohibited under “—Certain covenants—Limitation on restricted payments” if following such transfer such Guarantor or Issuer ceases to be a direct or indirect Restricted Subsidiary of Cedar Fair or (ii) following such transaction, such Guarantor or Issuer is a Restricted Subsidiary that is not a guarantor under any Credit Facility incurred under clause (2) of the second paragraph under “—Limitation on incurrence of indebtedness”; or

(5) in the case of the Guarantors, upon a discharge of the Indenture in accordance with “—Satisfaction and discharge” or upon any Legal Defeasance or Covenant Defeasance of the Indenture.

Optional redemption

General

Except as provided below, the Notes are not redeemable at the Issuers’ option prior to August 1, 2014. Thereafter, the Notes are subject to redemption at the Issuers’ option, in whole or in part, upon not less than 30 days nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon to the applicable redemption date (subject to the rights of holders of record of the Notes on the relevant record date to receive payments of interest on the related interest payment date), if redeemed during the 12-month period beginning on August 1 of the years indicated below:

Year	Percentage
2014	104.563%
2015	102.281%
2016 and thereafter	100.000%

Equity sales

Notwithstanding the foregoing, at any time and from time to time prior to August 1, 2013, the Issuers may redeem up to 35% of the aggregate principal amount of the Notes outstanding (which includes Additional Notes, if any) at a redemption price equal to 109 1/8% of the principal amount thereof on the repurchase date, together with accrued and unpaid interest and additional interest, if any, to such redemption date (subject to the rights of holders of record of the Notes on the relevant record date to receive payments of interest on the related interest payment date), with the net cash proceeds of one or more public or private sales of Qualified Capital Stock, other than proceeds from a sale to Cedar Fair or any of its Subsidiaries or any employee benefit plan in which Cedar Fair or any of its Subsidiaries participates; provided that:

•

at least 65% in aggregate principal amount of the Notes originally issued (calculated after giving effect to any issuance of any Additional Notes) remains outstanding immediately after the occurrence of such redemption; and

•	such redemption occurs no later than the 180th day following such sale of Qualified Capital Stock.

Make whole

In addition, at any time and from time to time prior to August 1, 2014, the Issuers may redeem all or any portion of the Notes outstanding (which includes Additional Notes, if any) at a redemption price equal to:

•

100% of the aggregate principal amount of the Notes to be redeemed, together with accrued and unpaid interest and any additional interest, if any, to such redemption date (subject to the rights of holders of record of the Notes on the relevant record date to receive payments of interest on the related interest payment date), plus

•	the Make Whole Amount.

“Make whole amount” means, with respect to any Note at any redemption date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess, if any, of (A) an amount equal to the present value of (1) the redemption price of such Note at August 1, 2014 plus (2) the remaining scheduled interest payments on the Notes to be redeemed (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date) to August 1, 2014 (other than interest accrued but unpaid to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the then outstanding principal amount of the Notes to be redeemed.

“Treasury rate” means, at the time of computation, the yield to maturity of United States Treasury Securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days prior to the redemption date or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to August 1, 2014; provided, however, that if the period from the redemption date to August 1, 2014 is not equal to the constant maturity of a United States Treasury Security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury Securities for which such yields are given, except that if the period from the redemption date to August 1, 2014 is less than one year, the weekly average yield on actually traded United States Treasury Securities adjusted to a constant maturity of one year shall be used.

Additional amounts

The Indenture provides that payments made by the Issuers under or with respect to the Notes or any of the Guarantors with respect to any Guarantee are made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, assessment or other governmental charge (“Taxes”) unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of (1) any jurisdiction in which an Issuer or any Guarantor is organized, engaged in business for tax purposes or resident for tax purposes or any political subdivision thereof or therein or (2) any jurisdiction from or through which payment is made by or on behalf of an Issuer or any Guarantor (including the jurisdiction of any paying agent) or any political subdivision thereof or therein (each, a “Tax Jurisdiction”) will at any time be required to be made from any payments made by the Issuers under or with respect to the Notes or any of the Guarantors with respect to any Guarantee, the Issuer or the relevant Guarantor, as applicable, will pay to each holder of Notes such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by such holder after such withholding or deduction (including in respect of the Additional Amounts) will not be less than the amount such holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment to a holder of the Notes (which holder shall be deemed, to the extent of any Taxes described below, an “Excluded holder”): (a) with respect to any Canadian Taxes resulting from the Issuers’ not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with the holder at the time of making such payment, (b) which is subject to such Taxes by reason of its having a current or former connection, with a relevant Tax Jurisdiction but excluding a connection resulting from acquiring, owning or disposing of the Notes, receiving payments in respect of such Note or a Guarantee or enforcing its rights thereunder, (c) which, despite being required by law, failed to comply with a timely request of the Issuers to provide information concerning such holder’s nationality, residence, entitlement to treaty benefits, identity or connection with a Tax Jurisdiction, if and to the extent that due and timely compliance with such request would have reduced or eliminated any Taxes as to which Additional Amounts would have otherwise been payable to such holder but for this clause, (d) which is a fiduciary or a partnership or not the sole beneficial owner of the relevant Note, if and to the extent that any beneficial owner of such Note (as the case may be) would not have been entitled to receive Additional Amounts with respect to the payment in question had such beneficiary, settlor, partner or beneficial owner been the sole beneficial owner of such Note, (e) in respect of any estate, gift, inheritance, excise, property, transfer or similar tax, (f) if and to the extent that such payment could have been made without deduction or withholding of such Taxes had the relevant Note been presented for payment (where presentation is required for payment) within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof was duly provided for, whichever was later (except to the extent that such holder or beneficial owner would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period), (g) with respect to U.S. federal withholding Taxes, or (h) any combination of the above clauses in this proviso.

If any Taxes are required to be withheld or deducted as described above, the Issuers or the Guarantors, as applicable, will also: (a) make such withholding or deduction, and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuers or the Guarantors will furnish, within 30 days after the date the payment of any Taxes are due pursuant to applicable law, to the Trustee on behalf of the applicable holders of Notes, copies of tax receipts, if any (or other documentation), evidencing the payments of Taxes made by the Issuers, or a Guarantor, as the case may be, on behalf of the holders.

The Issuers and the Guarantors, jointly and severally, will indemnify and hold harmless each holder of Notes (other than an Excluded holder) and upon written request reimburse each such holder for the amount of: (a) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes or any Guarantee, (b) any liability (including penalties, interest and expense) arising therefrom or with respect thereto, and (c) any Taxes imposed with respect to any reimbursement under clause (a) or (b) above.

In addition to the foregoing, the Issuers and the Guarantors will also pay and indemnify each holder for any present or future stamp, issue, registration, transfer, court or documentary taxes, or any other excise or property taxes, charges or similar levies (including penalties, interest and any other liabilities related thereto) which are levied by any relevant Tax Jurisdiction on the execution, delivery, issuance, or registration of any of the Notes, the Indenture, any Guarantee or any other document referred to therein, or the receipt of any payments with respect thereto, or enforcement of, any of the Notes or any Guarantee.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuers or a Guarantor becomes obligated to pay Additional Amounts with respect to such payment, the Issuers or the relevant Guarantor, as applicable, will deliver to the Trustee an officers’ certificate stating that such Additional Amounts will be payable, and the amounts so payable and will set forth such other information as is necessary to enable the Trustee to pay such Additional Amounts to the holders of the Notes on the payment date.

Whenever in the Indenture or in this Description of notes there is mentioned, in any context: (a) the payment of principal (and premium, if any), (b) purchase prices in connection with a repurchase of Notes, (c) interest and additional interest, if any, or (d) any other amount payable on or with respect to any of the Notes or any Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The above obligations will survive any termination, defeasance or discharge of the Indenture, any transfer by a holder or beneficial owner of its Notes, and will apply, mutatis mutandis, to any jurisdiction in which any successor person to the Issuers or any Guarantor is incorporated, engaged in business for tax purposes or resident for tax purposes or any jurisdiction from or through which such person makes any payment on the Notes (or any Guarantee) and any department or political subdivision thereof or therein.

Redemption for tax reasons

The Issuers may at any time redeem, in whole but not in part, the outstanding Notes (upon giving notice in accordance with the Indenture, which notice shall be irrevocable) at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, and all Additional Amounts (if any) then due and which will be come due on the date of redemption as a result of the redemption or otherwise, if on the next date on which any amount would be payable in respect of the Notes, the Issuers have become or would become obligated to pay any Additional Amounts (as defined herein) in respect of the Notes, and the Issuers cannot avoid any such payment obligation by taking reasonable measures available to it, as a result of: (a) any change in or amendment to the laws (or regulations promulgated thereunder) of a relevant Tax Jurisdiction, or (b) any change in or amendment to any official position of the relevant taxing authority regarding the application or interpretation of such laws or regulations, which change or amendment, in each case of (a) or (b), is announced and becomes effective after the Issue Date (or, if the applicable relevant Tax Jurisdiction became a Tax Jurisdiction on a date after the Issue Date, such later date); provided that, prior to the giving of any notice of redemption described in this paragraph, the Issuers will deliver to the trustee: (i) a certificate signed by an officer of an Issuer stating that the obligation to pay the Additional Amounts or indemnification payments cannot be avoided by such Issuer taking reasonable measures available to it; and (ii) a written opinion of independent legal counsel to the Issuer of recognized standing to the effect that the Issuer has or will become obligated to pay such Additional Amounts or indemnification payments as a result of a change, amendment, official interpretation or application described above.

Selection and notice

If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee deems fair and appropriate; provided that no Notes with a principal amount of $2,000 or less shall be redeemed in part. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, so long as the Issuers do not default in the payment of the redemption price, interest will cease to accrue on Notes or portions thereof called for redemption. Any notice of redemption pursuant to “—Optional redemption—equity sales” may be given prior to the redemption thereof, and any such redemption or notice of redemption may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an offering of Qualified Capital Stock.

Change of control

Upon the occurrence of a Change of Control, the Issuers are required to make an offer (a “Change of Control Offer”) to each holder of Notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s Notes at a purchase price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest thereon to the date of repurchase (subject to the rights of holders of record of the Notes on the relevant record date to receive payments of interest on the related interest payment date) (in either case, the “Change of Control Payment”), except to the extent the Issuers have previously or concurrently elected to redeem the Notes as described under “—Optional redemption”. Within 30 days following any Change of Control, the Issuers will be required to mail a notice to each holder and the Trustee stating:

(1) that the Change of Control Offer is being made pursuant to the covenant described under “—Change of control”;

(2) the purchase price and the purchase date, which shall be no earlier than 30 days and not later than 60 days after the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Notes not tendered will continue to accrue interest in accordance with the terms of the Indenture;

(4) that, unless the Issuers default in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that holders will be entitled to withdraw their election if the Trustee receives, not later than the close of business on the second business day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Notes delivered for purchase, and a statement that such holder is unconditionally withdrawing its election to have such Notes purchased;

(6) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $2,000 in principal amount or an integral multiple of $1,000 in excess thereof; and

(7) any other information the Issuers determine is material to such holder’s decision to tender Notes.

The Issuers are required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes required in the event of a Change of Control and will not be deemed to have violated the “Change of Control” provisions of the Indenture as a result of such compliance. The Issuers are not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to Change of Control Offer made by the Issuers. The Issuers’ obligations in respect of a Change of Control Offer can be modified with the consent of holders of a majority of the aggregate principal amount of Notes then outstanding at any time prior to the occurrence of a Change of Control. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

Due to our leveraged structure and the terms of other Indebtedness to which we and our Subsidiaries are or may in the future be subject, we may not be able to repurchase all of the Notes tendered upon a Change of Control. See “Risk factors—Risks related to our indebtedness and this offering—We may not be able to repurchase the notes upon a change of control.” If we fail to repurchase all of the Notes tendered for purchase upon a Change of Control, such failure will constitute an Event of Default. In addition, the occurrence of certain of the events which would constitute a Change of Control would constitute an event of default under the Credit Agreement and may constitute an event of default under future Indebtedness. Moreover, the exercise by the holders of their right to require the Issuers to purchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of the repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the holders upon a Change of Control may be limited by their then existing financial resources.

The definition of Change of Control includes a phrase relating to the sale, assignment, conveyance, transfer, lease or other disposition of “all or substantially all” of Cedar Fair’s assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if we dispose of less than all our assets by any of the means described above, the ability of a holder of Notes to require the Issuers to repurchase its Notes may be uncertain.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid on the relevant interest payment date to the person in whose name a Note is registered at the close of business on such record date, and no Additional Interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Issuers and the initial purchasers. None of the Issuers has the present intention to engage in a transaction involving a Change of Control, although it is possible that we or they could decide to do so in the future. Subject to the limitations discussed below, we or they could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain covenants—Limitation on incurrence of indebtedness” and “—Limitation on liens.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding.

Except as described above with respect to a Change of Control, the Indenture does not contain any provisions that permit the holders of the Notes to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. The Transactions will not constitute a Change of Control.

Certain covenants

Limitation on restricted payments

The Indenture provides that neither Cedar Fair nor any of its Restricted Subsidiaries may, directly or indirectly:

(a) pay any dividend or make any distribution on account of any Equity Interests of Cedar Fair other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Cedar Fair;

(b) purchase, redeem or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any of Cedar Fair’s Equity Interests or any Subordinated Indebtedness, other than (i) Subordinated Indebtedness within one year of the stated maturity date thereof or in anticipation of satisfying a sinking fund obligation due within one year and (ii) any such Equity Interests or Subordinated Indebtedness owned by or owed to (x) Cedar Fair or (y) any Restricted Subsidiary;

(c) pay any dividend or make any distribution on account of any Equity Interests of any Restricted Subsidiary, other than:

(i) to Cedar Fair or any Restricted Subsidiary; or

(ii) to all holders of any class or series of Equity Interests of such Restricted Subsidiary on a pro rata basis; or

(d) make any Restricted Investment

(all such prohibited payments and other actions set forth in clauses (a) through (d) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(i) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(ii) the Total Indebtedness to Consolidated Cash Flow Ratio of Cedar Fair at the time of such Restricted Payment is less than or equal to 4.75 to 1.00 determined on a pro forma basis; and

(iii) such Restricted Payment, together with the aggregate of all other Restricted Payments made after the date of the Indenture, is less than the sum of:

(A) an amount equal to Cedar Fair’s Consolidated Cash Flow for the period from the beginning of the first fiscal quarter commencing on or after March 29, 2010 to the end of Cedar Fair’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (the “Basket Period”) less the product of 1.75 times Cedar Fair’s Consolidated Interest Expense for the Basket Period; plus

(B) an amount equal to the sum of (x) 100% of the aggregate net cash proceeds and the Fair Market Value (as determined in good faith by Cedar Fair) of any property or assets received by the Issuers from the issue or sale of Equity Interests (other than Disqualified Stock) of the Issuers (other than Equity Interests sold to any of their Subsidiaries), following the Issue Date and (y) the aggregate amount by which Indebtedness (other than any Indebtedness owed to Cedar Fair or a Subsidiary) incurred by the Issuers or any Restricted Subsidiary subsequent to the Issue Date is reduced on Cedar Fair’s balance sheet upon the conversion or exchange into Qualified Capital Stock (less the amount of any cash, or the Fair Market Value (as determined in good faith by Cedar Fair) of assets, distributed by Cedar Fair or any Restricted Subsidiary upon such conversion or exchange); plus

(C) if any Unrestricted Subsidiary is designated by Cedar Fair as a Restricted Subsidiary, an amount equal to the Fair Market Value (as determined in good faith by Cedar Fair) of the Investment by Cedar Fair or a Restricted Subsidiary in such Subsidiary at the time of such designation; provided, however, that the foregoing amount shall not exceed the amount of Restricted Investments made by Cedar Fair or any Restricted Subsidiary in any such Unrestricted Subsidiary following the Issue Date which reduced the amount available for Restricted Payments pursuant to this clause (iii) less amounts received by Cedar Fair or any Restricted Subsidiary from such Unrestricted Subsidiary that increased the amount available for Restricted Payments pursuant to clause (D) below; plus

(D) 100% of any cash dividends and other cash distributions and the Fair Market Value (as determined in good faith by Cedar Fair) of property or assets other than cash received by Cedar Fair and its Restricted Subsidiaries from an Unrestricted Subsidiary since the Issue Date to the extent not included in Consolidated Cash Flow and 100% of the net proceeds received by Cedar Fair or any of its Restricted Subsidiaries from the sale of any Unrestricted Subsidiary; provided, however, that the foregoing amount shall not exceed the amount of Restricted Investments made by Cedar Fair or any Restricted Subsidiary in any such Unrestricted Subsidiary following the Issue Date which reduced the amount available for Restricted Payments pursuant to this clause (iii); plus

(E) to the extent not included in clauses (A) through (D) above, an amount equal to the net reduction in Restricted Investments of Cedar Fair and its Restricted Subsidiaries following the Issue Date resulting from payments in cash of interest on Indebtedness, dividends, or repayment of loans or advances, or other transfers of property, in each case, to Cedar Fair or to a Restricted Subsidiary or from the net cash proceeds from the sale, conveyance, liquidation or other disposition of any such Restricted Investment.

The foregoing provisions do not prohibit the following (provided that with respect to clauses (9) and (10) below, no Default or Event of Default shall have occurred and be continuing):

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement or other acquisition of (x) any Equity Interests of Cedar Fair in exchange for, or out of the net proceeds of the issue or sale within 60 days of, Equity Interests (other than Disqualified Stock) of Cedar Fair (other than Equity Interests (other than Disqualified Stock) issued or sold to any

Subsidiary) or (y) Subordinated Indebtedness of Cedar Fair or any Restricted Subsidiary (a) in exchange for, or out of the proceeds of the issuance and sale within 60 days of, Qualified Capital Stock, (b) in exchange for, or out of the proceeds of the incurrence within 60 days of, Refinancing Indebtedness permitted to be incurred under clause (10) of the covenant described below under “—Certain covenants—Limitation on incurrence of indebtedness” or other Indebtedness permitted to be incurred under such covenant or (c) with the Net Proceeds from an Asset Sale or upon a Change of Control, in each case, to the extent required by the agreement governing such Subordinated Indebtedness but only if the Issuers shall have previously applied such Net Proceeds to make an Excess Proceeds Offer or made a Change of Control Offer, as the case may be, in accordance with “—Certain covenants—Excess proceeds offer” or “—Change of control” and purchased all Notes validly tendered pursuant to the relevant offer prior to redeeming or repurchasing such Subordinated Indebtedness;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of Cedar Fair or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of Cedar Fair or such Restricted Subsidiary, as the case may be, so long as such refinancing Disqualified Stock is permitted to be incurred pursuant to the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness” and constitutes Refinancing Indebtedness;

(4) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Cedar Fair or any of its Restricted Subsidiaries or shares of Preferred Equity Interests of any Restricted Subsidiary issued in accordance with the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness”;

(5) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants or upon the vesting of restricted stock units if such Equity Interests represent the exercise price of such options or warrants or represent withholding taxes due upon such exercise or vesting;

(6) the repurchase, retirement or other acquisition for value of Equity Interests of Cedar Fair or any Restricted Subsidiary of Cedar Fair held by any future, present or former employee, director or consultant of Cedar Fair or any Subsidiary of Cedar Fair (or any such person’s estates or heirs) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided that the aggregate amounts paid under this clause (6) do not exceed $5.0 million in any calendar year; provided further that Cedar Fair may carry forward and make in a subsequent calendar year the amount of such purchases, redemptions or other acquisitions permitted to have been made but not made in any preceding calendar year up to a maximum (without giving effect to the following proviso) of $5.0 million in any calendar year pursuant to this clause (6); provided further that such amount in any calendar year may be increased by an amount not to exceed the cash proceeds of key man life insurance policies received by the Issuers or any Restricted Subsidiary after the Issue Date;

(7) payments or distributions by Cedar Fair or any of its Restricted Subsidiaries to dissenting stockholders pursuant to applicable law in connection with any merger, amalgamation or acquisition consummated on or after the Issue Date and not prohibited by the Indenture;

(8) purchases, redemptions or acquisitions of fractional shares of Equity Interests arising out of stock dividends, splits or combinations or business combinations;

(9) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date; provided, however, that (a) the Total Indebtedness to Consolidated Cash Flow Ratio of Cedar Fair, after giving effect to such issuance on a pro forma basis, would have been no greater than 5.00 to 1.0 and (b) the aggregate amount of dividends declared and paid pursuant to this clause (9) does not exceed the net cash proceeds actually received by Cedar Fair and its Restricted Subsidiaries from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date; and

(10) Restricted Payments in an aggregate amount not to exceed $20.0 million in any fiscal year.

Restricted Payments made pursuant to the first paragraph of this covenant and clause (1) of the second paragraph of this covenant and, to the extent made with the proceeds of the issuance of Qualified Capital Stock, Investments made pursuant to clause (j) of the definition of “Permitted Investments” shall be included as Restricted Payments in any computation made pursuant to clause (iii) of the first paragraph of this covenant. Restricted Payments made pursuant to clauses (2) through (9) of the second paragraph of this covenant shall not be included as Restricted Payments in any computation made pursuant to clause (iii) of the first paragraph of this covenant.

If Cedar Fair or any Restricted Subsidiary makes a Restricted Investment and the person in which such Investment was made subsequently becomes a Restricted Subsidiary, to the extent such Investment resulted in a reduction in the amounts calculated under clause (iii) of the first paragraph of or under any other provision of this covenant (which was not subsequently reversed), then such amount shall be increased by the amount of such reduction.

Limitation on incurrence of indebtedness

The Indenture provides that Cedar Fair shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) or permit any of its Restricted Subsidiaries to issue any Preferred Equity Interests; provided, however, that, notwithstanding the foregoing, the Issuers and the Guarantors may incur Indebtedness (including Acquired Debt) and any Guarantor may issue Preferred Equity Interests, in each case, if the Total Indebtedness to Consolidated Cash Flow Ratio of Cedar Fair at the time of such incurrence or issuance, as the case may be, would have been less than or equal to 5.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom).

The foregoing limitation does not apply to any of the following incurrences of Indebtedness:

(1) Indebtedness represented by the Notes and the Guarantees in an aggregate principal amount not to exceed $405.0 million (including the exchange notes and related guarantees thereof issued in exchange therefor pursuant to the Registration Rights Agreement);

(2) Indebtedness of Cedar Fair or any Restricted Subsidiary under any Credit Facility in an aggregate principal amount at any time outstanding not to exceed the excess of (x) $1,500.0 million over (y) the aggregate principal amount of Indebtedness under the Credit Facilities permanently repaid pursuant to clause (1) of the second paragraph of the covenant described under “—Certain covenants—Limitation on asset sales”;

(3) (x) Indebtedness among Cedar Fair and its Restricted Subsidiaries; provided that any such Indebtedness owed by an Issuer or a Guarantor to any Restricted Subsidiary that is not an Issuer or a Guarantor shall be subordinated to the prior payment in full when due of the Notes or the Guarantees, as applicable, and (y) Preferred Equity Interests of a Restricted Subsidiary held by Cedar Fair or a Restricted Subsidiary; provided that if such Preferred Equity Interests are issued by an Issuer or a Guarantor, such Preferred Equity Interests are held by an Issuer or a Guarantor;

(4) Acquired Debt of a person incurred prior to the date upon which such person was acquired by Cedar Fair or any Restricted Subsidiary (and not created in contemplation of such acquisition); provided that after giving effect to the incurrence of such Acquired Debt on a pro forma basis (including a pro forma application of the net proceeds therefrom), if more than $5.0 million of Indebtedness is at any time outstanding under this clause (4), either Cedar Fair could incur $1.00 of Indebtedness pursuant to the first paragraph of this covenant or the Total Indebtedness to Consolidated Cash Flow Ratio of Cedar Fair is less than or equal to the Total Indebtedness to Consolidated Cash Flow Ratio of Cedar Fair immediately prior to such acquisition;

(5) Existing Indebtedness;

(6) Indebtedness consisting of (x) Purchase Money Indebtedness in an aggregate amount (when aggregated with the amount of Refinancing Indebtedness outstanding under clause (10) below in respect of Indebtedness incurred pursuant to this clause (6)(x)) not to exceed $50.0 million outstanding at any time and (y) Capitalized Lease Obligations arising from sale and leaseback transactions in an aggregate amount (when aggregated with the amount of Refinancing Indebtedness outstanding under clause (10) below in respect of Indebtedness incurred pursuant to this clause (6)(y)) not to exceed $150.0 million outstanding at any time;

(7) Hedging Obligations of Cedar Fair or any of its Restricted Subsidiaries covering Indebtedness of Cedar Fair or such Restricted Subsidiary; provided, however, that such Hedging Obligations are entered into for purposes of managing interest rate exposure or commodity pricing risk of Cedar Fair and its Restricted Subsidiaries and not for speculative purposes;

(8) Foreign Currency Obligations of Cedar Fair or any of its Restricted Subsidiaries entered into to manage exposure of Cedar Fair and its Restricted Subsidiaries to fluctuations in currency values and not for speculative purposes;

(9) the incurrence by Cedar Fair or any of its Restricted Subsidiaries of Indebtedness in respect of letters of credit, bank guarantees, workers’ compensation claims, health, disability or other employee benefits, property, casualty or liability insurance, self-insurance obligations, bankers’ acceptances, guarantees, performance, surety, statutory, appeal, completion, export or import, indemnities, customs, revenue bonds or similar instruments in the ordinary course of business, including guarantees or obligations with respect thereto (in each case other than for an obligation for money borrowed);

(10) the incurrence by Cedar Fair or any Restricted Subsidiary of Indebtedness or Disqualified Stock or Preferred Equity Interests of a Restricted Subsidiary issued in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, substitute or refund in whole or in part, Indebtedness or Disqualified Stock or Preferred Equity Interests of a Restricted Subsidiary referred to in the first paragraph of this covenant or in clause (1), (4), (5) or (6) above or this clause (10) (“Refinancing Indebtedness”); provided, however, that:

(A) the principal amount of such Refinancing Indebtedness shall not exceed the principal amount and accrued interest of the Indebtedness so exchanged, extended, refinanced, renewed, replaced, substituted or refunded and any premiums payable and reasonable fees, expenses, commissions and costs in connection therewith;

(B) the Refinancing Indebtedness shall have a final maturity equal to or later than, and a Weighted Average Life to Maturity equal to or greater than, the earlier of (i) 91 days after the final maturity date of the Notes and (ii) the final maturity and Weighted Average Life to Maturity, respectively, of the Indebtedness being exchanged, extended, refinanced, renewed, replaced, substituted or refunded;

(C) if the Indebtedness being Refinanced is subordinated in right of payment to the Notes or the Guarantees, such Refinancing Indebtedness is subordinated in right of payment to the Notes or such Guarantee on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being exchanged, extended, refinanced, renewed, replaced, substituted or refunded; and

(D) if the Indebtedness to be exchanged refinanced, renewed, replaced, substituted or refunded was the obligation of an Issuer or a Guarantor, such Indebtedness shall not be incurred by any of Cedar Fair’s Restricted Subsidiaries other than an Issuer, a Guarantor or any Restricted Subsidiary that was an obligor under the Indebtedness so refinanced;

(11) additional Indebtedness of Cedar Fair and any of its Restricted Subsidiaries in an aggregate principal amount not to exceed $75.0 million at any one time outstanding (which may, but need not, be incurred under the Credit Facilities);

(12) the guarantee by an Issuer or any Guarantor of Indebtedness of Cedar Fair or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant and the guarantee by any

Restricted Subsidiary that is not an Issuer or a Guarantor of any Indebtedness of any Restricted Subsidiary that is not an Issuer or a Guarantor;

(13) the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock;

(14) Indebtedness of Foreign Subsidiaries in an aggregate principal amount not to exceed 5% of Consolidated Total Assets that are attributable to Restricted Subsidiaries that are Foreign Subsidiaries;

(15) overdrafts paid within 10 Business Days;

(16) customary purchase price adjustments and indemnifications in connection with acquisition or disposition of stock or assets;

(17) guarantees to suppliers, licensors, artists or franchisees (other than guarantees of Indebtedness) in the ordinary course of business;

(18) Indebtedness arising in connection with endorsement of instruments for collection or deposit in the ordinary course of business;

(19) Indebtedness consisting of obligations to pay insurance premiums in an amount not to exceed the annual premiums in respect of such insurance premiums at any one time outstanding;

(20) Indebtedness, the proceeds of which are applied to defease or discharge the Notes pursuant to the provisions of the Indenture described under “—Satisfaction and discharge” and “—Legal defeasance and covenant defeasance”; and

(21) Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions incurred in the ordinary course of business of Cedar Fair and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of Cedar Fair and its Restricted Subsidiaries.

For purposes of determining compliance with this covenant, (a) the outstanding principal amount of any item of Indebtedness shall be counted only once, and any obligation arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness incurred in compliance with this covenant shall be disregarded, and (b) if an item of Indebtedness meets the criteria of more than one of the categories described in clauses (1) through (21) above or is permitted to be incurred pursuant to the first paragraph of this covenant and also meets the criteria of one or more of the categories described in clauses (1) through (21) above, Cedar Fair shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and may from time to time reclassify such item of Indebtedness in any manner in which such item could be incurred at the time of such reclassification; provided that Indebtedness outstanding under the Credit Agreement on the Issue Date (and any Indebtedness secured by a Lien that refinances such Indebtedness) shall be deemed to be outstanding under clause (2) above and may not be reclassified.

Accrual of interest or dividends on Preferred Equity Interests, the accretion of original issue discount and the payment of interest or dividends on Preferred Equity Interests in the form of additional Indebtedness or Preferred Equity Interests of the same class will not be deemed to be an incurrence of Indebtedness for purposes of determining compliance with this covenant. Any increase in the amount of Indebtedness solely by reason of currency fluctuations will not be deemed to be an incurrence of Indebtedness for purposes of determining compliance with this covenant. A change in GAAP that results in an obligation existing at the time of such change, not previously classified as Indebtedness, becoming Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of determining compliance with this covenant.

The amount of Indebtedness outstanding as of any date shall be (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, (2) the principal amount thereof, in the case of any other

Indebtedness, (3) in the case of the guarantee by the specified person of any Indebtedness of any other person, the maximum liability to which the specified person may be subject upon the occurrence of the contingency giving rise to the obligation and (4) in the case of Indebtedness of others guaranteed by means of a Lien on any asset of the specified person, the lesser of (A) the Fair Market Value of such asset on the date on which Indebtedness is required to be determined pursuant to the Indenture and (B) the amount of the Indebtedness so secured.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that we may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on asset sales

The Indenture provides that Cedar Fair will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(1) Cedar Fair or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (determined as of the time of contractually agreeing to such Asset Sale) of the assets included in such Asset Sale (such Fair Market Value to be determined by (i) an executive officer of Cedar Fair or such Subsidiary if the value is less than $50.0 million or (ii) in all other cases by a resolution of Cedar Fair’s Board of Directors (or of a committee appointed thereby for such purposes)); and

(2) at least 75% of the total consideration in such Asset Sale consists of cash or Cash Equivalents or Marketable Securities.

For purposes of clause (2), the following shall be deemed to be cash:

(a) the amount (without duplication) of any Indebtedness (other than Subordinated Indebtedness) of Cedar Fair or such Restricted Subsidiary that is expressly assumed by the transferee in such Asset Sale and with respect to which Cedar Fair or such Restricted Subsidiary, as the case may be, is unconditionally released by the holder of such Indebtedness,

(b) the amount of any obligations or securities received from such transferee that are within 180 days converted by Cedar Fair or such Restricted Subsidiary to cash (to the extent of the cash actually so received),

(c) the Fair Market Value of any assets (other than securities) received by Cedar Fair or any Restricted Subsidiary to be used by Cedar Fair or any Restricted Subsidiary in a Permitted Business, and

(d) any Designated Non-cash Consideration received by Cedar Fair or any Restricted Subsidiary in an Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (d) that is at that time outstanding, not to exceed the greater of 1% of Consolidated Total Assets and $10.0 million at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

If Cedar Fair or any Restricted Subsidiary engages in an Asset Sale, Cedar Fair or such Restricted Subsidiary shall apply all or any of the Net Proceeds therefrom to:

(1) repay Indebtedness under any Credit Facility, and in the case of any such repayment under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility, or repay Indebtedness (other than Disqualified Stock) of a Restricted Subsidiary that is not an Issuer or a Guarantor (other than Indebtedness owed to the Issuers); or

(2)(A) invest all or any part of the Net Proceeds thereof in capital expenditures or the purchase of assets to be used by Cedar Fair or any Restricted Subsidiary in a Permitted Business, (B) acquire Equity Interests in a person that is a Restricted Subsidiary or in a person engaged primarily in a Permitted Business that shall become a Restricted Subsidiary immediately upon the consummation of such acquisition or (C) a combination of (A) and (B).

Any Net Proceeds from any Asset Sale that are not applied or invested (or committed pursuant to a written agreement to be applied) as provided in the preceding paragraph within 365 days after the receipt thereof and, in the case of any amount committed to a reinvestment, which are not actually so applied within 180 days following such 365-day period shall constitute “Excess Proceeds” and shall be applied to an offer to purchase Notes and other senior Indebtedness of Cedar Fair if and when required under the covenant described under “—Certain covenants—Excess proceeds offer.” Pending the final application of any such Net Proceeds, Cedar Fair or such Restricted Subsidiary may temporarily reduce revolving indebtedness under a Credit Facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

Limitation on liens

The Indenture provides that Cedar Fair shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Lien on any asset now owned or hereafter acquired, or on any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens, without effectively providing that the Notes shall be secured equally or ratably with (or prior to in the case of Liens securing subordinated obligations) the obligations so secured for so long as the obligations are so secured.

Any Lien which is granted to secure the Notes or such Guarantee pursuant to this covenant shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Notes or such Guarantee.

Additional subsidiary guarantees

The Indenture provides that if any of Cedar Fair’s wholly owned Domestic Subsidiaries that is not a Guarantor guarantees or becomes otherwise obligated under a Credit Facility incurred under clause (2) of the second paragraph under “—Limitation on incurrence of indebtedness” or Indebtedness incurred in reliance on the first paragraph (other than under the second proviso thereto) under “—Limitation on incurrence of indebtedness,” then in each case such Guarantor or obligor shall execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuers’ obligations under the Notes and the Indenture on the terms set forth in the Indenture. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

Each Guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Guarantee shall be released in accordance with the provisions of the Indenture described under “—Guarantees and obligations of each guarantor.”

Limitation on dividend and other payment restrictions affecting restricted subsidiaries

The Indenture provides that Cedar Fair shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distribution to Cedar Fair or any of its Restricted Subsidiaries on its Capital Stock (it being understood that the priority of any Preferred Equity Interests in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common equity shall not be deemed a restriction on the ability to make distributions on Capital Stock) or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to Cedar Fair or any of its Subsidiaries;

(b) make loans or advances to Cedar Fair or any of its Subsidiaries (it being understood that the subordination of loans or advances made to Cedar Fair or any Restricted Subsidiary to other Indebtedness incurred by Cedar Fair or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(c) transfer any of its properties or assets to Cedar Fair or any of its Restricted Subsidiaries;

except for such encumbrances or restrictions existing under or by reason of:

(i) Existing Indebtedness and existing agreements as in effect on the Issue Date (including, without limitation, the Credit Agreement, the Indenture, the Notes, the Guarantees and the Registration Rights Agreement);

(ii) applicable law, rule or regulation;

(iii) any instrument governing Acquired Debt and any other agreement or instrument of an acquired person or any of its Subsidiaries as in effect at the time of acquisition (except to the extent such Indebtedness or other agreement or instrument was incurred in connection with, or in contemplation of, such acquisition), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired or any of its Subsidiaries;

(iv) by reason of customary nonassignment provisions in leases entered into in the ordinary course of business;

(v) Refinancing Indebtedness (as defined in the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness”); provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced;

(vi) the Indenture and the Notes or by Cedar Fair’s other Indebtedness ranking pari passu with the Notes; provided that except as set forth in clause (vii) below such restrictions are no more restrictive taken as a whole than those imposed by the Indenture and the Notes;

(vii) any Credit Facility; provided that the restrictions therein are not (i) materially more restrictive than the agreements governing such Indebtedness as in effect on Issue Date or (ii) will not affect the Issuers’ ability to make principal or interest payments on the Notes (as determined by Cedar Fair in good faith);

(viii) customary non-assignment provisions in contracts, leases, sub-leases and licenses entered into in the ordinary course of business;

(ix) any agreement for the sale or other disposition of a Restricted Subsidiary or any of its assets in compliance with the terms of the Indenture that restricts distributions by that Restricted Subsidiary pending such sale or other disposition;

(x) provisions limiting the disposition or distribution of assets or property (including cash) in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment), and customary provisions in joint venture agreements and other similar agreements applicable to the Equity Interests or Indebtedness of such joint venture, which limitation is applicable only to the assets that are the subject of such agreements;

(xi) Permitted Liens;

(xii) any agreement for the sale of any Subsidiary or its assets that restricts distributions by that Subsidiary (or sale of such Subsidiary’s Equity Interests) pending its sale; provided that during the entire period in which such encumbrance or restriction is effective, such sale (together with any other sales pending) would be permitted under the terms of the Indenture;

(xiii) secured Indebtedness otherwise permitted to be incurred by the Indenture that limits the right of the debtor to dispose of the assets securing such Indebtedness;

(xiv) Purchase Money Indebtedness that imposes restrictions of the type described in clause (c) above on the property so acquired;

(xv) provisions in agreements or instruments which prohibit the payment or making of dividends or other distributions other than on a pro rata basis;

(xvi) restrictions in Investments in persons that are Restricted Subsidiaries;

(xvii) any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i) through (xvi) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in Cedar Fair’s good faith judgment, not materially more restrictive as a whole with respect to such encumbrances and restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;

(xviii) Indebtedness or other agreements including, without limitation, agreements described in clause (x) of this paragraph, of any Restricted Subsidiary that is not an Issuer or a Guarantor that impose restrictions solely on such Restricted Subsidiary and its Subsidiaries; or

(xix) any restriction on cash or other deposits or net worth imposed by customers, licensors or lessors or required by insurance, surety or bonding companies, in each case under contracts entered into in the ordinary course of business.

Merger, amalgamation, consolidation or sale of assets

The Indenture provides that Cedar Fair shall not consolidate, amalgamate or merge with or into (whether or not Cedar Fair is the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another person unless:

(a) Cedar Fair is the surviving person or the person formed by or surviving any such consolidation, amalgamation or merger (if other than Cedar Fair) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, limited partnership or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia; provided, however, that if the surviving person is a limited liability company or limited partnership, there shall be a co-issuer of the Notes that is a corporation;

(b) the person formed by or surviving any such consolidation, amalgamation or merger (if other than Cedar Fair) or the person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all Cedar Fair’s obligations pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, under the Notes and the Indenture;

(c) immediately after such transaction, no Default or Event of Default exists;

(d) Cedar Fair or the person formed by or surviving any such consolidation, amalgamation or merger (if other than Cedar Fair) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made: (i) will have a Total Indebtedness to Consolidated Cash Flow Ratio of Cedar Fair immediately after the transaction equal to or less than Cedar Fair’s Total Indebtedness to Consolidated Cash Flow Ratio of Cedar Fair immediately preceding the transaction or (ii) would, at the time of such transaction after giving pro forma effect thereto, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph in the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness”; and

(e) Cedar Fair or the person formed by or surviving any such consolidation, amalgamation or merger (if other than Cedar Fair) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made, has delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, amalgamation, merger, sale, assignment, transfer or other disposition complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Notwithstanding the foregoing, any Restricted Subsidiary may consolidate amalgamate or merge with or into or transfer all or part of its properties and assets to Cedar Fair or another Restricted Subsidiary.

Notwithstanding the foregoing clauses (c), (d) and (e), Cedar Fair may merge with a Restricted Subsidiary solely for the purpose of reincorporating in a state of the United States or the District of Columbia so long as the amount of Indebtedness of Cedar Fair and the Restricted Subsidiaries is not increased thereby.

The Indenture provides that each Guarantor or Issuer (other than Cedar Fair) other than any Guarantor or Issuer whose Guarantee or obligation as an Issuer, as the case may be, is to be released in accordance with the terms of the Indenture will not consolidate, amalgamate or merge with or into (whether or not such Guarantor or Issuer is the surviving entity) any person other than an Issuer or a Guarantor (in each case, other than in accordance with the covenants described under “—Certain covenants—Limitation on asset sales”) unless:

(a) the Guarantor or Issuer is the surviving person or the person formed by or surviving any such consolidation, amalgamation or merger (if other than the Guarantor or such Issuer) is a corporation, limited partnership, limited liability company or other entity organized or existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province thereof;

(b) the person formed by or surviving any such consolidation, amalgamation or merger (if other than the Guarantor or such Issuer) assumes all the obligations of the Guarantor or such Issuer, pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, under the Notes and the Indenture;

(c) immediately after such transaction, no Default or Event of Default exists; and

(d) the Guarantor or Issuer or the person formed by or surviving any such consolidation, amalgamation or merger (if other than the Guarantor or such Issuer), has delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, amalgamation or merger complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

provided, however, that clause (d) will not be applicable to any Guarantor consolidating with, merging or amalgamating into or transferring all or part of its properties and assets to any Issuer or any Guarantor.

This section includes a phrase relating to the sale, assignment, conveyance, transfer, lease or other disposition of “all or substantially all” of Cedar Fair’s properties or assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if we dispose of less than all Cedar Fair’s properties or assets by any of the means described above, the application of the covenant described in this section may be uncertain.

Limitation on transactions with affiliates

The Indenture provides that Cedar Fair shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, sell, lease, transfer or otherwise dispose of any of Cedar Fair’s or their properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (including any Unrestricted Subsidiary) (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $3.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable, taken as a whole, to Cedar Fair or such Restricted Subsidiary than those that would have been obtained in a comparable transaction by Cedar Fair or such Restricted Subsidiary with an unrelated person; provided that such transaction shall be deemed to be at least as favorable as the terms that could have been obtained in a comparable transaction with an unrelated person if such transaction is approved by the members of (x) Cedar Fair’s Board of Directors or (y) any duly constituted committee thereof, in each case including a majority of the disinterested members thereof who meet the independence requirements of the New York Stock Exchange or NASDAQ; and

(b) if such Affiliate Transaction involves aggregate payments in excess of $50.0 million, Cedar Fair or such Restricted Subsidiary has obtained the favorable opinion of an Independent Financial Advisor as to the fairness of such Affiliate Transaction to Cedar Fair or the relevant Restricted Subsidiary, as the case may be, from a financial point of view;

provided, however, that the following shall, in each case, not be deemed Affiliate Transactions:

(i) the entry into employment agreements and the adoption of compensation or benefit plans for the benefit of, or payment of compensation to, directors and management of Cedar Fair and its Restricted Subsidiaries (including, without limitation, salaries, fees, bonuses, equity and incentive arrangements and payments);

(ii) the payment of reasonable fees or expenses and the provision of indemnification or similar arrangements for current or former officers, directors, employees, agents or consultants of Cedar Fair or any of its Restricted Subsidiaries pursuant to charter, bylaw, statutory or contractual provisions;

(iii) transactions between or among Cedar Fair and its Restricted Subsidiaries or between Restricted Subsidiaries;

(iv) Restricted Payments not prohibited by the covenant described under “—Certain covenants—Limitation on restricted payments”;

(v) any transactions between Cedar Fair or any of its Restricted Subsidiaries and any Affiliate of Cedar Fair the Equity Interests of which Affiliate are owned solely by Cedar Fair or one of its Restricted Subsidiaries, on the one hand, and by persons who are not Affiliates of Cedar Fair or its Restricted Subsidiaries, on the other hand;

(vi) any agreements or arrangements in effect on the Issue Date and described in this prospectus and any modifications, extensions or renewals thereof that are no less favorable to Cedar Fair or the applicable Restricted Subsidiary in any material respect than such agreement as in effect on the Issue Date;

(vii) so long as they comply with clause (a) above, transactions with customers, clients, lessors, landlords, suppliers, contractors, or purchasers or sellers of good or services that are Affiliates, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture;

(viii) the Transactions;

(ix) transactions with persons who are Affiliates of Cedar Fair solely as a result of Cedar Fair’s or a Restricted Subsidiary’s Investment in such person;

(x) sales of Equity Interests to Affiliates of Cedar Fair or its Restricted Subsidiaries not otherwise prohibited by the Indenture and the granting of registration and other customary rights in connection therewith;

(xi) transactions with an Affiliate where the only consideration paid is Equity Interests of Cedar Fair other than Disqualified Stock;

(xii) transactions in which Cedar Fair or any of its Restricted Subsidiaries, as the case may be, deliver to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to Cedar Fair or such Restricted Subsidiary from a financial point of view or meets the requirements of this covenant;

(xiii) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(xiv) loans or advances to employees or consultants in the ordinary course of business of Cedar Fair or its Restricted Subsidiaries, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time; and

(xv) transactions between Cedar Fair or any of its Restricted Subsidiaries and any person, a director of which is also a director of Cedar Fair; provided, however, that such director abstains from voting as a director on any matter involving such other person.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Indenture provides that Cedar Fair will furnish to the holders of Notes all quarterly and annual financial information within 15 days after the times specified for the filing of the information, documents and reports for large accelerated filers, that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Cedar Fair was required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the independent registered public accounting firm of Cedar Fair; provided, however, that to the extent such reports are filed with the SEC and publicly available, no additional copies need be provided to holders of the Notes.

Cedar Fair will file such information with the SEC to the extent that the SEC is accepting such filings. In addition, Cedar Fair has agreed that, for so long as any Notes remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, it will furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In addition, following the first full fiscal quarter after the date of the Indenture, so long as any Notes are outstanding the Issuer will use commercially reasonable efforts to (A) within 15 business days after furnishing the reports required by the first paragraph of this “Reports” covenant, hold a conference call to discuss such reports, and (B) issue a press release prior to the date of such conference call, announcing the time and date and either including information necessary to access the call or directing noteholders, prospective investors, broker-dealers and securities analysts to contact the appropriate person at the Issuer to obtain such information; provided that Cedar Fair may satisfy the requirements of this paragraph by issuing its regular quarterly earnings release and conducting its regular investor conference calls.

Excess proceeds offer

When the cumulative amount of Excess Proceeds exceeds $25.0 million, the Issuers will be obligated to make an offer to all holders of the Notes (an “Excess Proceeds Offer”) to purchase the maximum principal amount of Notes that may be purchased out of such Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date fixed for the closing of such offer in accordance with the procedures set forth in the Indenture. To the extent Cedar Fair or a Restricted Subsidiary is required under the terms of Indebtedness of Cedar Fair or such Restricted Subsidiary

(other than Subordinated Indebtedness), the Issuers shall also make a pro rata offer to the holders of such Indebtedness (including the Notes) with such proceeds. If the aggregate principal amount of Notes and other parity Indebtedness surrendered by holders thereof exceeds the amount of such Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. To the extent that the principal amount of Notes tendered pursuant to an Excess Proceeds Offer is less than the amount of such Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general corporate purposes in compliance with the provisions of the Indenture. Upon completion of an Excess Proceeds Offer, the amount of Excess Proceeds shall be reset at zero.

The Excess Proceeds Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Excess Proceeds Offer Period”). No later than five Business Days after the termination of the Excess Proceeds Offer Period (the “Excess Proceeds Purchase Date”), the Issuers will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the principal amount of Notes purchased pursuant to this covenant (the “Excess Proceeds Offer Amount”) or portions of Notes so validly tendered and not properly withdrawn pursuant to the Excess Proceeds Offer, or if less than the Excess Proceeds Offer Amount has been validly tendered and not properly withdrawn, all Notes so validly tendered and not properly withdrawn, in each case in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Issuers will deliver to the Trustee an officers’ certificate stating that such Notes or portions thereof were accepted for payment by the Issuers in accordance with the terms of this covenant. The Issuers or the paying agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Excess Proceeds Offer Period) mail or deliver to each tendering holder of Notes an amount equal to the purchase price of the Notes so validly tendered and not properly withdrawn by such holder and accepted by the Issuers for purchase, and the Issuers will promptly issue a new Note, and the Trustee, upon delivery of an officers’ certificate from the Issuers, will authenticate and mail or deliver such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. In addition, the Issuers will take any and all other actions required by the agreements governing the other Senior Indebtedness. Any Note not so accepted will be promptly mailed or delivered by the Issuers to the holder thereof.

The Issuers are required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes required in the event of an Excess Proceeds Offer and will not be deemed to have violated the “Excess Proceeds Offer” provisions of the Indenture as a result thereof.

Suspension of covenants

During any period of time after the Issue Date that (i) the Notes are rated Investment Grade by both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), Cedar Fair and its Restricted Subsidiaries will not be subject to the covenants in the Indenture specifically listed under the following captions in this “Description of notes” section of this prospectus (the “Suspended Covenants”):

(1) “—Certain covenants—Limitation on restricted payments”;

(2) “—Certain covenants—Limitation on incurrence of indebtedness”;

(3) “—Certain covenants—Limitation on asset sales”;

(4) clause (d) of the first paragraph under “—Certain covenants—Merger, amalgamation, consolidation or sale of assets”;

(5) “—Certain covenants—Limitation on transactions with affiliates”;

(6) “—Certain covenants—Limitation on dividend and other payment restrictions affecting restricted subsidiaries”; and

(7) “—Certain covenants—Excess proceeds offer.”

Additionally, at such time as the above referenced covenants are suspended (a “Suspension Period”), Cedar Fair will no longer be permitted to designate any Restricted Subsidiary as an Unrestricted Subsidiary.

In the event that Cedar Fair and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their rating of Investment Grade, or downgrade the rating assigned to the Notes below Investment Grade, then Cedar Fair and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenant with respect to future events unless and until the Notes subsequently attain a rating of Investment Grade and no Default or Event of Default is in existence (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain a rating of Investment Grade and no Default or Event of Default is in existence).

On each Reversion Date, all Indebtedness incurred during the Suspension Period prior to such Reversion Date will be deemed to be Existing Indebtedness. For purposes of calculating the amount available to be made as Restricted Payments under clause (iii) of the first paragraph of the covenant described under “—Certain covenants—Limitation on restricted payments,” calculations under such covenant shall be made as though such covenant had been in effect during the entire period of time after the Issue Date (including the Suspension Period) Restricted Payments made during the Suspension Period not otherwise permitted pursuant to any of clauses (2) through (9) under the second paragraph under the covenant described under “—Certain covenants—Limitation on restricted payments” will reduce the amount available to be made as Restricted Payments under clause (iii) of the first paragraph of such covenant, provided that the amount available to be made as Restricted Payments on the Reversion Date shall not be reduced to below zero solely as a result of such Restricted Payments. For purposes of the covenant described under “—Certain covenants—Excess proceeds offer,” on the Reversion Date, the unutilized amount of Net Proceeds will be reset to zero. Notwithstanding the foregoing, neither (a) the continued existence, after the Reversion Date, of facts and circumstances or obligations that were incurred or otherwise came into existence during a Suspension Period nor (b) the performance of any such obligations, shall constitute a breach of any covenant set forth herein or cause a Default or Event of Default thereunder.

There can be no assurance that the Notes will ever achieve or maintain a rating of Investment Grade.

Events of default

The Indenture provides that each of the following constitutes an “Event of Default”:

(a) default for 30 days in the payment when due of interest or additional interest, if any, on the Notes;

(b) default in payment when due of principal of or premium, if any, on the Notes at maturity, upon repurchase, redemption or otherwise;

(c) failure to comply for 30 days after notice with any obligations under the provisions described under “—Certain covenants—Merger, amalgamation, consolidation or sale of assets,” “—Change of control,” “—Certain covenants—Limitation on asset sales” or “—Certain covenants—Excess proceeds offer”;

(d) subject to the penultimate paragraph of this “Events of default” section, default under any other provision of the Indenture or the Notes, which default remains uncured for 60 days after notice from the Trustee or the holders of at least 25% of the aggregate principal amount then outstanding of the Notes;

(e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Cedar Fair or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Cedar Fair or any of its Restricted Subsidiaries), which default is caused by a failure to pay the principal of such Indebtedness at the final stated maturity thereof within the grace period provided in such Indebtedness (a “Payment Default”), and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default, aggregates $15.0 million or more;

(f) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Cedar Fair and any of its Restricted Subsidiaries (or the payment of which is guaranteed by Cedar Fair or any of its Restricted Subsidiaries), which default results in the acceleration of such Indebtedness prior to its express maturity not rescinded or cured within 30 days after such acceleration, and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated and remains undischarged after such 30-day period, aggregates $15.0 million or more;

(g) failure by Cedar Fair or any of its Restricted Subsidiaries to pay final judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating $15.0 million or more (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not stayed, discharged or waived within 60 days after their entry;

(h) certain events of bankruptcy or insolvency with respect to any Issuer or any Restricted Subsidiary that is a Significant Subsidiary (including the filing of a voluntary case, the consent to an order of relief in an involuntary case, the consent to the appointment of a custodian, a general assignment for the benefit of creditors or an order of a court for relief in an involuntary case, appointing a custodian or ordering liquidation, which order remains unstayed for 60 days); and

(i) any Guarantee of a Significant Subsidiary shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any Guarantor that qualifies as a Significant Subsidiary, or any person acting on behalf of any Guarantor that qualifies as a Significant Subsidiary, shall deny or disaffirm its obligations under its Guarantee in writing and such Default continues for 10 days.

If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% of the aggregate principal amount then outstanding of the Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from the events of bankruptcy or insolvency with respect to an Issuer described in clause (h) above, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in such holders’ interest.

Subject to certain conditions, the holders of a majority in aggregate principal amount then outstanding of the Notes, by written notice to the Trustee, may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest or premium on, or principal of, the Notes.

Any failure to perform, or breach of, any covenant or agreement pursuant to “—Certain covenants—Reports” shall not be a Default or an Event of Default until the 121st day after we have received the notice referred to in clause (d) of the first paragraph above (at which point, unless cured or waived, such failure to perform or breach shall constitute an Event of Default). Prior to such 121st day, remedies against the Issuers for any such failure or breach will be limited to additional interest at a rate per year equal to 0.25% of the principal amount of such Notes from the 60th day following such notice to and including the 121st day following such notice.

The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Indenture.

No personal liability of directors, owners, employees, incorporators and stockholders

No director, owner, officer, employee, incorporator or stockholder of any Issuer or any of its Affiliates, as such, shall have any liability for any obligations of any Issuer or any of its Affiliates under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal defeasance and covenant defeasance

The Indenture provides that with respect to the Notes, the Issuers may, at their option and at any time, elect to have all obligations discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Issuers are deemed to have paid and discharged the entire Indebtedness, and satisfied all obligations and covenants, under the Indenture, except for:

(a) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, or on the redemption date, as the case may be;

(b) the Issuers’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(c) the rights, powers, trust, immunities and indemnities of the Trustee, and the Issuers’ obligations in connection therewith; and

(d) the Legal Defeasance provisions of the Indenture.

In addition, the Indenture provides that with respect to the Notes, the Issuers may, at their option and at any time, elect to have all obligations released with respect to substantially all of the restrictive covenants that are described in the Indenture, including, without limitation, under “—Change of control” (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. If Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events with respect to the Issuers) described under “—Events of default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance, the Indenture provides that with respect to the Notes:

(i) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, noncallable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in a written opinion of a nationally recognized firm of independent public accountants selected by the Issuers and delivered to the Trustee, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable optional redemption date, as the case may be;

(ii) in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(A) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or

(B) since the Issue Date, there has been a change in the applicable federal income tax law,

in each case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance, and will be subject to federal income tax in the same amount, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii) in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel, subject to customary assumptions and exceptions, reasonably acceptable to such Trustee confirming that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (except any Default or Event of Default resulting from the failure to comply with “Certain Covenants—Limitation on incurrence of indebtedness” as a result of the borrowing of the funds required to effect such deposit and the granting of Liens in connection therewith);

(v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which Cedar Fair or any of its Subsidiaries is a party or by which Cedar Fair or any of its Subsidiaries is bound;

(vi) the Issuers shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by them with the intent of preferring the holders of the Notes over any of the Issuers’ other creditors or with the intent of defeating, hindering, delaying or defrauding any of their other creditors or others; and

(vii) the Issuers shall have delivered to the Trustee an officers’ certificate stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance relating to the Notes have been complied with.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either:

(a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or, within one year will become due and payable or subject to redemption as set forth above under the heading “—Optional redemption” and the Issuers have irrevocably deposited or caused to be deposited with the Trustee U.S. dollars in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable written instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Issuers have paid all other sums payable under the Indenture by the Issuers; and

(3) the Issuers have delivered to the Trustee an officers’ certificate and an opinion of counsel (subject to customary assumptions and exceptions) stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with; provided, however, that such counsel may rely, as to matters of fact, on a certificate or certificates of officers of the Issuers.

Amendment, supplement and waiver

Except as provided in the next paragraph, the Indenture and the Notes issued thereunder may be amended or supplemented with the consent of the holders of at least a majority of the aggregate principal amount of Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority of the aggregate principal amount of Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes).

Without the consent of each holder affected, however, an amendment or waiver may not (with respect to any Note held by a nonconsenting holder):

(a) reduce the aggregate principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(b) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the Notes (other than as provided in clause (h) below);

(c) reduce the rate of or change the time for payment of interest on any Notes;

(d) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(e) make any Note payable in money other than that stated in the Notes;

(f) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or interest on the Notes;

(g) waive a redemption payment or mandatory redemption with respect to any Note (other than as provided in clause (h) below);

(h) amend, change or modify in any material respect the obligation of the Issuers to make and consummate a Change of Control Offer in the event of a Change of Control after such Change of Control has occurred;

(i) release all or substantially all of the Guarantees of the Guarantors other than in accordance with “—Guarantees and obligations of each guarantor” above; or

(j) make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any holder of Notes, the Issuers, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes or the Guarantees to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes or Guarantees in addition to or in place of certificated Notes or Guarantees (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to provide for the assumption of the obligations of an Issuer or any Guarantor to holders of the Notes in the case of a merger, amalgamation, consolidation or sale of all or substantially all of such Issuer’s assets or such Guarantor’s assets, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the rights under the Indenture of any such holder in any material respect, to provide for the issuance of Additional Notes in accordance with the provisions set forth in the Indenture, to provide for the issuance of exchange notes, to evidence and provide for the acceptance of an appointment of a successor trustee, to add Guarantees with respect to the Notes, to conform the Indenture or the Notes to this “Description of notes,” or to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

The Issuers’ obligations in respect of Change of Control Offer can be modified with the consent of the holders of a majority in aggregate principal amount of the Notes then outstanding at any time prior to the occurrence of a Change of Control. The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Concerning the trustee

The Indenture contains certain limitations on the rights of the Trustee, if the Trustee becomes a creditor of Cedar Fair or its Subsidiaries, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with Cedar Fair and its Subsidiaries; however, if the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee or resign.

With respect to the Notes, the holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. The Trustee will not be relieved from liabilities for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(i) this sentence shall not limit the preceding sentence of this paragraph;

(ii) the Trustee shall not be liable for any error of judgment made in good faith, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to the first sentence of this paragraph.

Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified person, Indebtedness, Disqualified Stock or Preferred Equity Interests of any other person existing at the time such other person merges or amalgamates with or into or becomes a Subsidiary of such specified person or is a Subsidiary of such other person at the time of such merger, amalgamation or acquisition, or Indebtedness incurred by such person in connection with the acquisition of assets.

“Affiliate” of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise.

“Asset Acquisition” means (1) an Investment by Cedar Fair or any Restricted Subsidiary of Cedar Fair in any other person pursuant to which such person shall become a Restricted Subsidiary of Cedar Fair or any Restricted Subsidiary of Cedar Fair, or shall be merged or amalgamated with or into Cedar Fair or any Restricted Subsidiary of Cedar Fair, or (2) the acquisition by Cedar Fair or any Restricted Subsidiary of Cedar Fair of the assets of any person (other than a Restricted Subsidiary of Cedar Fair) which constitute all or substantially all of the assets of such person or comprise any division or line of business of such person.

“Asset Sale” means any sale, issuance, conveyance, transfer, lease, assignment or other disposition by Cedar Fair or any Restricted Subsidiary to any person other than to any Issuer or any Restricted Subsidiary (including by means of a merger, amalgamation or consolidation or through the issuance or sale of Equity Interests of Restricted Subsidiaries (other than Preferred Equity Interests of Restricted Subsidiaries issued in compliance with the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness” and other than directors’ qualifying shares or shares or interests required to be held by foreign nationals or third parties to the extent required by applicable law) (collectively, for purposes of this definition, a “transfer”), in one transaction or a series of related transactions, of any assets of Cedar Fair or any of its Restricted Subsidiaries (other than sales of inventory and other transfers or operating leases in the ordinary course of business). For purposes of this definition, the term “Asset Sale” shall not include:

(a) transfers of cash or Cash Equivalents;

(b) transfers of assets of Cedar Fair (including Equity Interests) that are governed by, and made in accordance with, the first paragraph of the covenant described under “—Certain covenants—Merger, amalgamation, consolidation or sale of assets”;

(c) Permitted Investments and Restricted Payments not prohibited or permitted under the covenant described under “—Certain covenants—Limitation on restricted payments”;

(d) the creation of or realization on any Lien not prohibited under the Indenture;

(e) transfers of damaged, worn-out or obsolete equipment or assets that, in Cedar Fair’s reasonable judgment, are no longer used or useful in the business of Cedar Fair or its Restricted Subsidiaries;

(f) sales or grants of licenses or sublicenses to use the patents, trade secrets, know-how and other intellectual property, or abandonment thereof, and licenses, leases or subleases of other assets, of Cedar Fair or any Restricted Subsidiary to the extent not materially interfering with the business of Cedar Fair and the Restricted Subsidiaries;

(g) any transfer or series of related transfers that, but for this clause, would be Asset Sales, if the aggregate Fair Market Value of the assets transferred in such transaction or series of related transactions does not exceed $5.0 million;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) the sale, transfer or other disposition of Hedging Obligations incurred in accordance with the Indenture;

(j) sales of assets received by Cedar Fair or any of its Restricted Subsidiaries upon the foreclosure on a Lien;

(k) the sale of any property in a sale-leaseback transaction within six months of the acquisition of such property;

(l)(i) any loss or destruction of or damage to any property or asset or receipt of insurance proceeds in connection therewith or (ii) any institution of a proceeding for, or actual condemnation, seizure or taking by exercise of the power of eminent domain or otherwise of such property or asset, or confiscation of such property or asset or the requisition of the use of such property or asset or settlement in lieu of the foregoing;

(m) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(n) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind; and

(o) any issuance of Capital Stock of Cedar Fair.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or, except in the context of the definition of “Change of Control,” a duly authorized committee thereof;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other person, the board or committee of such person serving a similar function.

“Business Day” means any day other than a Legal Holiday.

“Capital Lease Obligations” means, as to any person, the obligations of such person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at the time any determination thereof is to be made shall be the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means any and all shares, interests, participations, rights or other equivalents, however designated, of corporate stock or partnership or membership interests, whether common or preferred.

“Cash Equivalents” means:

(a) United States dollars or Canadian dollars;

(b) Government Securities having maturities of not more than twelve (12) months from the date of acquisition;

(c) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank or trust company having capital and surplus in excess of $500 million;

(d) repurchase obligations with a term of not more than thirty (30) days for underlying securities of the types described in clauses (b) and (c) entered into with any financial institution meeting the qualifications specified in clause (c) above or any affiliate thereof;

(e) commercial paper issued by any issuer bearing at least an “A1” rating for any short-term rating provided by S&P or “P1” by Moody’s and maturing within two hundred seventy (270) days of the date of acquisition or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of commercial paper issuers;

(f) variable or fixed rate notes issued by any issuer rated at least AA by S&P (or the equivalent thereof) or at least Aa2 by Moody’s (or the equivalent thereof) and maturing within one (1) year of the date of acquisition;

(g) money market funds or programs (x) offered by any commercial or investment bank or insurance or mutual fund company having capital and surplus in excess of $500 million or any affiliate thereof at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (f) of this definition, (y) offered by any other United States or Canadian nationally recognized financial institution (i) at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (f), (ii) are rated AAA and (iii) the fund is at least $4 billion or (z) registered under the Investment Company Act of 1940, as amended, that are administered by reputable financial institutions having capital and surplus of at least $500.0 million or affiliates thereof and the portfolios of which are limited to investments of the character described in the foregoing subclauses hereof; and

(h) in addition, in the case of any Foreign Subsidiary, high quality short-term investments which are customarily used for cash management purposes in any country in which such Foreign Subsidiary operates.

“Change of Control” means the occurrence of one or more of the following events:

(a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or group (within the meaning of the Exchange Act and the rules of the SEC thereunder as in effect on the date of the Indenture) of Equity Interests representing more than 50% (on a fully diluted basis) of the total voting power represented by the issued and outstanding Equity Interests of Cedar Fair or the general partner of Cedar Fair then entitled to vote in the election of the Board of Directors of Cedar Fair or the General Partner of Cedar Fair generally; or

(b) there shall be consummated any share exchange, consolidation or merger of Cedar Fair pursuant to which Cedar Fair’s Equity Interests entitled to vote in the election of the Board of Directors of Cedar Fair generally would be converted into cash, securities or other property, or Cedar Fair sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, in each case other than pursuant to a share exchange, consolidation or merger of Cedar Fair in which the holders of Cedar Fair’s Equity Interests entitled to vote in the election of the Board of Directors of Cedar Fair generally immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of Equity Interests of the continuing or surviving entity entitled to vote in the election of the Board of Directors of such person generally immediately after the share exchange, consolidation or merger.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) Cedar Fair becomes a direct or indirect wholly-owned subsidiary (the “Sub Entity”) of a holding company and (2) holders of securities that represented 100% of the voting power of the Equity Interests of Cedar Fair immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction), other than holders receiving solely cash in lieu of fractional shares, own directly or indirectly at least a majority of the voting power of the Equity Interests of such holding company (and no person or group owns, directly or indirectly, a majority of the voting power of the Equity Interests of such holding company); provided that, upon the consummation of any such transaction, “Change of Control” shall thereafter include any Change of Control of any direct or indirect parent of the Sub Entity.

“Consolidated Cash Flow” means, with respect to any person for any period, the Consolidated Net Income of such person for such period (i) plus, to the extent deducted in computing Consolidated Net Income:

(a) provision for taxes based on income, profits or capital;

(b) consolidated interest expense;

(c) Consolidated Non-Cash Charges;

(d) any extraordinary, non-recurring or unusual losses or expenses, including, without limitation, (i) salary, benefit and other direct savings resulting from workforce reductions by such person implemented during such period, (ii) severance or relocation costs or expenses and fees and restructuring costs of such person during such period, (iii) costs and expenses incurred after the date of the Indenture related to employment of terminated employees incurred by such person during such period, (iv) costs or charges (other than Consolidated Non-Cash Charges) incurred in connection with any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or incurrence or repayment of Indebtedness permitted under the Indenture, including a refinancing thereof, and including any such costs and charges incurred in connection with the Transactions (in each case whether or not successful), and any amendment or other modification of the Notes or other Indebtedness, and any additional interest in respect of the Notes, (v) fees, costs or other expenses incurred in connection with the negotiation of the proposed merger pursuant to the Agreement and Plan of Merger, dated as of December 6, 2009, among Siddur Holdings, Ltd., Cedar Fair and the other parties thereto and the termination of such agreement and (vi) losses realized in connection with any business disposition or any disposition of assets outside the ordinary course of business or the disposition of securities, in each case to the extent deducted in computing such Consolidated Net Income and without regard to any limitations of Item 10(e) of Regulation S-K;

(e) any losses in respect of post-retirement benefits of such person, as a result of the application of Financial Accounting Standards Board Statement No. 106, to the extent that such losses were deducted in computing such Consolidated Net Income; and

(f) any proceeds from business interruption insurance received by such person during such period, to the extent the associated losses arising out of the event that resulted in the payment of such business interruption insurance proceeds were included in computing Consolidated Net Income;

(ii) minus, to the extent not excluded from the calculation of Consolidated Net Income, (x) non-cash gain or income of such person for such period (except to the extent representing an accrual for future cash receipts or a reversal of a reserve that, when established, was not eligible to be a Consolidated Non-Cash Charge) and (y) any extraordinary, non-recurring or unusual gains or income and without regard to any limitations of Item 10(e) of Regulation S-K.

“Consolidated Interest Expense” means, with respect to any person for any period, consolidated interest expense of such person for such period, whether paid or accrued, including amortization of original issue discount, non-cash interest payments and the interest component of Capital Lease Obligations, on a consolidated basis determined in accordance with GAAP, but excluding additional interest in respect of the Notes, amortization or write-off of deferred financing fees and expensing of any other financing fees, and the non-cash portion of interest expense resulting from the reduction in the carrying value under purchase accounting of outstanding Indebtedness; provided that, for purposes of calculating consolidated interest expense, no effect will be given to the discount and/or premium resulting from the bifurcation of derivatives in accordance with the Financial Accounting Standards Board Accounting Standards Codification as a result of the terms of the Indebtedness to which such consolidated interest expense applies; provided, further, that with respect to the calculation of the consolidated interest expense of Cedar Fair, the interest expense of Unrestricted Subsidiaries and any person that is not a Subsidiary shall be excluded.

“Consolidated Net Income” means, with respect to any person for any period, the aggregate of the Net Income of such person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, and without reduction for any dividends on Preferred Equity Interests; provided, however, that:

(a) the Net Income of any person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent person, in the case of a gain, or to the extent of any contributions or other payments by the referent person, in the case of a loss;

(b) the Net Income of any person that is a Subsidiary that is not a Restricted Subsidiary shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent person;

(c) solely for purposes of the covenant described under “—Certain covenants—Limitation on restricted payments,” the Net Income of any Subsidiary of such person that is not an Issuer or a Guarantor shall be excluded to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or government regulation to which it is subject; provided that the Consolidated Net Income of such person will be increased by the amount of dividends or distributions or other payments actually paid in cash (or converted to cash) by any such Subsidiary to such person in respect of such period, to the extent not already included therein;

(d) the cumulative effect of a change in accounting principles shall be excluded;

(e) any after-tax effect of income (loss) (x) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments, (y) from sales or dispositions of assets (other than in the ordinary course of business), or (z) that is extraordinary, non-recurring or unusual (without regard to any limitations of Item 10(e) of Regulation S-K), in each case, shall be excluded;

(f) any non-cash compensation expense recorded from grants and periodic remeasurements of stock appreciation or similar rights, stock options, restricted stock or other rights shall be excluded;

(g) any non-cash impairment charge or asset write-off, including impairment charges or asset write-offs or write-downs relating to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded;

(h) any fees, expenses and other charges in connection with the Transactions or any acquisition, investment, asset disposition, issuance or repayment of debt, issuance of Equity Interests, refinancing transaction or amendment or other modification of any debt instrument shall be excluded;

(i) gains and losses resulting solely from fluctuations in foreign currencies (including hedge agreements for currency exchange risk) shall be excluded; and

(j) any net unrealized gain or loss (after any offset) resulting from Hedging Obligations shall be excluded.

“Consolidated Non-Cash Charges” means, with respect to any person for any period, the aggregate depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), impairment, compensation, rent, other non-cash expenses and write-offs and write-downs of assets (including non-cash charges, losses or expenses attributable to the movement in the mark-to-market valuation of Hedging Obligations pursuant to Financial Accounting Standards Board Statement No. 133 or in connection with the early extinguishment of Hedging Obligations) of such person and its Restricted Subsidiaries reducing Consolidated Net Income of such person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding (i) any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period and (ii) the non-cash impact of recording the change in fair value of any embedded derivatives in accordance with the Financial Accounting Standards Board Accounting Standards Codification as a result of the terms of any agreement or instrument to which such Consolidated Non-Cash Charges relate.

“Consolidated Secured Indebtedness Leverage Ratio” means, as of any date of determination, the ratio of (1) the Total Secured Debt as of such date of determination to (2) Consolidated Cash Flow of Cedar Fair for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available, with such pro forma and other adjustments to Consolidated Cash Flow as are appropriate and consistent with the pro forma and other adjustment provisions set forth in the definition of Total Indebtedness to Consolidated Cash Flow Ratio.

“Consolidated Total Assets” shall mean, as of any date of determination for any person, the total assets of such person and its Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of such person immediately preceding such date of determination.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Credit Agreement” means the credit agreement dated the Issue Date, by and among Cedar Fair and Cedar Fair Canada, as borrowers, the lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents) as such agreement or facility may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement or indenture exchanging, extending the maturity of, refinancing, renewing, replacing, substituting or otherwise restructuring, whether in the bank or debt capital markets (or combination thereof) (including increasing the amount of available borrowings thereunder or adding or removing Subsidiaries as borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or facility or any successor or replacement agreement or facility.

“Credit Facilities” means one or more credit agreements or debt facilities to which Cedar Fair and/or one or more of its Restricted Subsidiaries are party from time to time (including without limitation the Credit Agreement), in each case with banks, investment banks, insurance companies, mutual funds or other lenders or institutional investors providing for revolving credit loans, term loans, debt securities, bankers acceptances, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case as such agreements or facilities may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement or indenture exchanging, extending the maturity of, refinancing, renewing, replacing, substituting or otherwise restructuring, whether in the bank or debt capital markets (or combination thereof) (including increasing the amount of available borrowings thereunder or adding or removing Subsidiaries as borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or facility or any successor or replacement agreement or facility.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by Cedar Fair or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an officers’ certificate, setting forth the basis of such valuation, executed by the chief financial officer and one additional officer of Cedar Fair, less the amount of cash or cash equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Equity Interests of Cedar Fair (other than Disqualified Stock) that are issued for cash (other than to any of Cedar Fair’s Subsidiaries or an employee stock plan or trust established by Cedar Fair or any of its Subsidiaries) and are so designated as Designated Preferred Stock, pursuant to an officers’ certificate, on the date of issuance thereof, the cash proceeds of which are excluded from the calculation set forth in clause (iii) of the first paragraph of the covenant described under “—Certain covenants—Limitation on restricted payments.”

“Disqualified Stock” means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date on which the Notes mature; provided, however, that any such Capital Stock may require the issuer of such Capital Stock to make an offer to purchase such Capital Stock upon the occurrence of certain events if the terms of such Capital Stock provide that such an offer may not be satisfied and the purchase of such Capital Stock may not be consummated until the 91st day after the purchase of the Notes as required under “—Change of control” or “—Exceeds proceeds offer.”

“Domestic Subsidiary” means any Subsidiary other than a Foreign Subsidiary and any Canadian Subsidiary that is not a “controlled foreign corporation” (within the meaning of the Internal Revenue Code of 1986, as amended) or a Subsidiary of such a “controlled foreign corporation.”

“Eligible Institution” means a commercial banking institution that has combined capital and surplus of not less than $500 million or its equivalent in foreign currency, whose debt is rated by at least two nationally recognized statistical rating organizations in one of each such organization’s four highest generic rating categories at the time as of which any investment or rollover therein is made.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means any Indebtedness (other than Indebtedness under the Credit Agreement, the Notes and the Guarantees) of Cedar Fair and its Subsidiaries in existence on the Issue Date after giving effect to the consummation of the Transactions.

“Fair Market Value” means the value (which, for the avoidance of doubt, will take into account any liabilities associated with related assets) that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or compulsion of either party, determined in good faith by the Board of Directors of Cedar Fair (unless otherwise provided in the Indenture).

“Foreign Currency Obligations” means, with respect to any person, the obligations of such person pursuant to any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect Cedar Fair or any Restricted Subsidiary of Cedar Fair against fluctuations in currency values.

“Foreign Subsidiary” means (i) any Subsidiary that is not incorporated, formed or organized under the laws of the United States of America, any state thereof or the District of Columbia and (ii) any Subsidiary of a Subsidiary described in the foregoing clause (i).

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the APB of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are applicable as of the date of determination; provided that, except as otherwise specifically provided, all calculations made for purposes of determining compliance with the terms of the provisions of the Indenture shall utilize GAAP as in effect on the Issue Date.

“Government Securities” means direct obligations of, or obligations guaranteed or insured by, (i) the United States or any agency or instrumentality thereof for the payment of which guarantee or obligations the full faith and credit of the United States is pledged or (ii) Canada or any agency or instrumentality thereof for the payment of which guarantee or obligations the full faith and credit of Canada is pledged.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

“Guarantee” means a guarantee by a Guarantor of the Notes.

“Hedging Obligations” means, with respect to any person, (i) the obligations of such person pursuant to any arrangement with any other person, whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements designed to protect such person against fluctuations in interest rates and (ii) any commodity futures contract, commodity swap, commodity option or other similar agreement or arrangement designed to protect against fluctuations in the price of commodities actually used in the ordinary course of business of Cedar Fair and its Restricted Subsidiaries.

“holder” means, with respect to any Note, the person in whose name such Note is registered in the register maintained by the note registrar.

“Indebtedness” means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof, but excluding, in any case, any undrawn letters of credit or, if and to the extent drawn upon, such drawing is reimbursed no later than the fifth business day following payment on the letter of credit) or representing the balance deferred and unpaid of the purchase price of any property, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto (including pursuant to capital leases) or representing any Hedging Obligations or Foreign Currency Obligations, except any such balance that constitutes an accrued expense or trade payable or earn-out obligations, if and to the extent any of the foregoing (other than Hedging Obligations or Foreign Currency Obligations) would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Restricted Subsidiary of such person, the liquidation preference with respect to, any Preferred Equity Interests (but excluding, in each case, any accrued dividends) as well as the guarantee of items that would be included within this definition.

“Independent Financial Advisor” means a person or entity which, in the judgment of the Board of Directors of Cedar Fair, is independent and otherwise qualified to perform the task for which it is to be engaged.

“Investment Grade” designates a rating of BBB- or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such ratings by S&P or Moody’s. In the event that Cedar Fair shall select any other Rating Agency, the equivalent of such ratings by such Rating Agency shall be used.

“Investment Grade Securities” means:

(a) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition;

(b) securities that have a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, or an equivalent rating by any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act;

(c) investments in any fund that invests at least 95% of its assets in investments of the type described in clauses (a) and (b) which fund may also hold immaterial amounts of cash pending investment and/or distribution; and

(d) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any person, all investments by such person in other persons (including Affiliates) in the forms of loans (including guarantees), advances or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP (excluding accounts receivable, deposits and prepaid expenses in the ordinary course of business, endorsements for collection or deposits arising in the ordinary course of business, guarantees and intercompany notes permitted by the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness,” and commission, travel and similar advances to officers and employees made in the ordinary course of business). For purposes of the covenant described under “—Certain covenants—Limitation on restricted payments,” the sale of Equity Interests of a person that is a Restricted Subsidiary following which such person ceases to be a Subsidiary shall be deemed to be an Investment by Cedar Fair in an amount equal to the Fair Market Value of the Equity Interests of such person held by Cedar Fair and its Restricted Subsidiaries immediately following such sale.

“Issue Date” means the first date on which Notes under the Indenture were issued.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement and any lease in the nature thereof).

“Marketable Securities” means: (a) Government Securities; (b) any certificate of deposit maturing not more than 365 days after the date of acquisition issued by, or time deposit of, an Eligible Institution; (c) commercial paper maturing not more than 365 days after the date of acquisition issued by a corporation (other than an Affiliate of Cedar Fair) with a rating by at least two nationally recognized statistical rating organizations in one of each such organization’s four highest generic rating categories at the time as of which any investment therein is made, issued or offered by an Eligible Institution; (d) any bankers’ acceptances or money market deposit accounts issued or offered by an Eligible Institution; and (e) any fund investing exclusively in investments of the types described in clauses (a) through (d) above.

“Moody’s” means Moody’s Investor Services, Inc.

“Net Income” means, with respect to any person, the net income (loss) of such person, determined in accordance with GAAP.

“Net Proceeds” means the aggregate cash proceeds received by Cedar Fair or any of its Restricted Subsidiaries, as the case may be, in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation or brokerage expenses incurred as a result thereof, taxes paid or payable as a result thereof (estimated reasonably and in good faith by Cedar Fair and after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that are the subject of such Asset Sale, any reserve for adjustment in respect of the sale price of such asset or assets and any reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such Asset Sale and retained by Cedar Fair or any of its Subsidiaries after such Asset Sale, including pension and other post-employment benefit liabilities and liabilities related to environmental matters, or against any indemnification obligations associated with such Asset Sale. Net Proceeds shall exclude any noncash proceeds received from any Asset Sale, but shall include such proceeds when and as converted by Cedar Fair or any Restricted Subsidiary to cash.

“obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means the businesses of Cedar Fair and its Restricted Subsidiaries conducted (or proposed to be conducted) on the Issue Date and any business reasonably related, ancillary or complimentary thereto and any reasonable extension or evolution of any of the foregoing.

“Permitted Investments” means:

(a) Investments in Cedar Fair or in a Restricted Subsidiary;

(b) Investments in cash, Cash Equivalents, Marketable Securities and Investment Grade Securities;

(c) any guarantee of obligations of Cedar Fair or a Restricted Subsidiary permitted by the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness”;

(d) Investments by Cedar Fair or any of its Restricted Subsidiaries in a person if, as a result of such Investment: (i) such person becomes a Restricted Subsidiary or (ii) such person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Cedar Fair or a Restricted Subsidiary;

(e) Investments received in settlement of debts and owing to Cedar Fair or any of its Restricted Subsidiaries, in satisfaction of judgments, acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms, in a foreclosure of a Lien, or as payment on a claim made in connection with any bankruptcy, liquidation, receivership or other insolvency proceeding;

(f) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date and any Investment consisting of an extension, modification, renewal, replacement, refunding or refinancing of any Investment existing on, or made pursuant to a binding commitment existing on, the Issue Date; provided that the amount of any such Investment may be increased (i) as required by the terms of such Investment as in existence on the Issue Date or (ii) as otherwise permitted under the Indenture;

(g) Investments in any person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Sale that was made pursuant to and in compliance with the covenant described under “—Certain covenants—Limitation on asset sales” or for an asset disposition that does not constitute an Asset Sale;

(h) loans or advances or other similar transactions with customers, distributors, clients, developers, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business, regardless of frequency;

(i) other Investments in an amount not to exceed the greater of (x) $75.0 million and (y) 3.5% of Consolidated Total Assets (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value) at any one time outstanding for all Investments made after the Issue Date; provided, however, that if any Investment pursuant to this clause (i) is made in any person that is not a Restricted Subsidiary of Cedar Fair at the date of the making of such Investment and such person becomes a Restricted Subsidiary of Cedar Fair after such date, such investment shall thereafter be deemed to have been made pursuant to clause (a) above and shall cease to have been made pursuant to this clause (i) for so long as such person continues to be a Restricted Subsidiary;

(j) any Investment solely in exchange for, or made with the proceeds of, the issuance of Qualified Capital Stock;

(k) any Investment in connection with Hedging Obligations and Foreign Currency Obligations otherwise permitted under the Indenture;

(l) any contribution of any Investment in a joint venture or partnership that is not a Restricted Subsidiary to a person that is not a Restricted Subsidiary in exchange for an Investment in the person to whom such contribution is made;

(m) any Investment acquired after the Issue Date as a result of the acquisition by Cedar Fair or any of its Restricted Subsidiaries of another person, including by way of a merger, amalgamation or consolidation with or into Cedar Fair or any of its Restricted Subsidiaries in a transaction that is not prohibited by the Indenture after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(n) any Investment consisting of workers’ compensation, performance and other similar deposits, prepayment and other credits to suppliers or landlords made in the ordinary course of business;

(o) guaranties made in the ordinary course of business of obligations owed to landlords, suppliers, customers, and licensees of Cedar Fair or any of its Restricted Subsidiaries;

(p) loans and advances to officers, directors and employees for business-related travel expenses, moving and relocation expenses and other similar expenses, in each case incurred in the ordinary course of business;

(q) any Investment consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other persons; and

(r) any Investment consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses of intellectual property or leases, in each case, in the ordinary course of business.

“Permitted Liens” means:

(a) Liens securing the Notes and Liens securing any Guarantee (including the exchange notes and related guarantees thereof issued in exchange therefor pursuant to the Registration Rights Agreement);

(b) Liens securing (x) Indebtedness under any Credit Facility (and related Hedging Obligations and cash management obligations to the extent such Liens arise under the definitive documentation governing such Indebtedness and the incurrence of such obligations is not otherwise prohibited by the Indenture) permitted by clauses (2) and (11) of the second paragraph of the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness” and (y) other Indebtedness permitted under “—Certain covenants—Limitation on incurrence of indebtedness”; provided that in the case of any such Indebtedness described in this subclause (y), such Indebtedness, when aggregated with the amount of indebtedness of the Issuer and the Guarantors which is secured by a Lien, does not cause the Consolidated Secured Indebtedness Leverage Ratio to exceed 3.0 to 1.0 as of the last day of the most recent quarter for which internal financial statements are available on the date such Indebtedness is incurred; provided, further, that at the option of Cedar Fair, Indebtedness under any revolving commitments shall be deemed to have been incurred in the full amount of the commitments therefor on the date such commitments are outstanding and shall thereafter be deemed to be outstanding at all times thereafter in such amount until such commitments are terminated;

(c) Liens securing (i) Hedging Obligations and Foreign Currency Obligations permitted to be incurred under the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness” and (ii) cash management obligations not otherwise prohibited by the Indenture;

(d) Liens securing (i) Purchase Money Indebtedness permitted under clause (6)(x) of the second paragraph of the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness”; provided that such Liens do not extend to any assets of Cedar Fair or its Restricted Subsidiaries other than the assets so acquired, constructed, installed or improved, products and proceeds thereof and insurance proceeds with respect thereto and (ii) Capital Lease Obligations permitted under clause (6)(y) of the second paragraph of the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness”; provided that such Liens do not extend to any assets of Cedar Fair or its Restricted Subsidiaries other than the assets subject to the sale and leaseback transaction, products and proceeds thereof and insurance proceeds with respect thereto;

(e) Liens on property of a person existing at the time such person is merged or amalgamated into or consolidated with Cedar Fair or any of its Restricted Subsidiaries; provided that such Liens were not incurred in connection with, or in contemplation of, such merger, amalgamation or consolidation and do not apply to any assets other than the assets of the person acquired in such merger, amalgamation or consolidation;

(f) Liens on property of an Unrestricted Subsidiary at the time that it is designated as a Restricted Subsidiary pursuant to the definition of “Unrestricted Subsidiary”; provided that such Liens were not incurred in connection with, or contemplation of, such designation;

(g) Liens on property existing at the time of acquisition thereof by Cedar Fair or any Restricted Subsidiary of Cedar Fair; provided that such Liens were not incurred in connection with, or in contemplation of, such acquisition and do not extend to any assets of Cedar Fair or any of its Restricted Subsidiaries other than the property so acquired, constructed, installed or improved, products and proceeds thereof and insurance proceeds with respect thereto;

(h) Liens to secure the performance of statutory obligations, or letters of credit issued in the ordinary course of business, surety or appeal bonds or performance bonds, or landlords’, carriers’, warehousemen’s, mechanics’, suppliers’, 30-day goods suppliers’, unpaid vendors’, repairer’s, storer’s, materialmen’s or other like Liens, in any case incurred in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate process of law, if a reserve or other appropriate provision, if any, as is required by GAAP is made therefor;

(i) Liens existing on the Issue Date;

(j) Liens for unpaid wages, vacation pay, pension plan contributions, unfunded pension liabilities, employee and non-resident withholding taxes, unremitted goods and services and provincial sales taxes, payroll, business, income and other taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP is made therefor;

(k) Liens securing Indebtedness permitted under clause (10) of the second paragraph of the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness”; provided that such Liens shall not extend to assets other than the assets that secure such Indebtedness being refinanced;

(l) Liens (other than Liens created or imposed under ERISA) incurred or deposits made by Cedar Fair or any of its Restricted Subsidiaries in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(m) easements, rights-of-way, covenants, licenses, sewers, electric lines, telegraph and telephone lines and other similar purposes, restrictions (including zoning restrictions), minor defects or irregularities in title and other similar charges or encumbrances not, in any material respect, impairing the use of the encumbered property for its intended purposes;

(n) licenses, sublicenses, leases or subleases granted to others not interfering in any material respect with the business of Cedar Fair or its Restricted Subsidiaries;

(o) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods and Liens deemed to exist in connection with Investments in repurchase agreements that constitute Cash Equivalents;

(p) normal and customary rights of setoff upon deposits of cash in favor of banks or other depository institutions;

(q) Liens of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection;

(r) Liens not provided for in clauses (a) through (q) above so long as the Notes are secured by the assets subject to such Liens on an equal and ratable basis or on a basis prior to such Liens; provided that to the extent that such Lien secured Indebtedness that is subordinated to the Notes, such Lien shall be subordinated to and be later in priority than the Notes on the same basis;

(s) Liens securing Indebtedness of any Foreign Subsidiary incurred in accordance with clause (14) of the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness”;

(t) Liens in favor of Cedar Fair or any Restricted Subsidiary;

(u) Liens securing reimbursement obligations with respect to commercial letters of credit which solely encumber goods and/or documents of title and other property relating to such letters of credit and products and proceeds thereof;

(v) extensions, renewals or refundings of any Liens referred to in clause (e), (g) or (i) above; provided that any such extension, renewal or refunding does not extend to any assets or secure any Indebtedness not securing or secured by the Liens being extended, renewed or refinanced;

(w) other Liens securing indebtedness that is permitted by the terms of the Indenture to be outstanding having an aggregate principal amount at anyone time outstanding not to exceed $50.0 million;

(x) Liens incurred to secure any treasury management arrangement;

(y) Liens on Equity Interests of Unrestricted Subsidiaries;

(z) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(aa) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Cedar Fair and its Restricted Subsidiaries in the ordinary course of business;

(bb) any interest or title of a lessor under any Capital Lease Obligation or operating lease; and

(cc) any encumbrance or restriction (including put and call arrangements) with respect to capital stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement.

“Preferred Equity Interest” in any person, means an Equity Interest of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such person, over Equity Interests of any other class in such person.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in net costs and expenses and related adjustments that:

(i) were directly attributable to an acquisition, merger, amalgamation, consolidation, disposition or operational change that occurred during the four-quarter reference period or subsequent to the four-quarter reference period and on or prior to the date of determination and calculated on a basis that is consistent with Regulation S-X under the Securities Act,

(ii) were actually implemented by the business that was the subject of any such acquisition, merger, amalgamation, consolidation, disposition or operational change or by any related business of Cedar Fair or any Restricted Subsidiary with which such business is proposed to be or is being or has been integrated within 12 months after the date of the acquisition, merger, amalgamation, consolidation, disposition or operational change and prior to the date of determination that are supportable and quantifiable by the underlying accounting records of any such business, or

(iii) relate to the business that is the subject of any such acquisition, merger, consolidation or disposition or any related business of Cedar Fair or any Restricted Subsidiary with which such business is proposed to be or is being or has been integrated and that are probable in the reasonable judgment of Cedar Fair based upon specifically identifiable actions to be taken within 12 months of the date of the acquisition, merger, amalgamation, consolidation or disposition, in each case regardless of whether such reductions and related adjustments could then be reflected in pro forma financial statements in accordance with Regulation S-X under the Securities Act or any other regulation or policy related thereto, as if all such reductions and related adjustments had been effected as of the beginning of such period.

“Purchase Money Indebtedness” means Indebtedness (including Capital Lease Obligations) incurred (within 365 days of such purchase) to finance or refinance the purchase (including in the case of Capital Lease obligations the lease), construction, installation or improvement of any assets used or useful in a Permitted Business (whether through the direct purchase of assets or through the purchase of Capital Stock of any person owning such assets); provided that the amount of Indebtedness thereunder does not exceed 100% of the purchase cost of such assets and costs incurred in such construction, installation or improvement.

“Qualified Capital Stock” means any Capital Stock of Cedar Fair that is not Disqualified Stock.

“Rating Agencies” means:

(a) S&P;

(b) Moody’s; or

(c) if S&P or Moody’s or both shall not make a rating of the Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by Cedar Fair, which shall be substituted for S&P or Moody’s or both, as the case may be.

“Registration Rights Agreement” means (i) the Registration Rights Agreement dated as of the Issue Date among the Issuers and the initial purchasers of the notes and (ii) with respect to any Additional Notes, one or more similar registration rights agreements between the Issuers and the other parties thereto relating to rights given by the Issuers to the purchasers of such Additional Notes.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” or “Restricted Subsidiaries” means any Subsidiary of Cedar Fair, other than Unrestricted Subsidiaries.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and its subsidiaries, or any successor to the rating agency business thereof.

“Secured Indebtedness” means any Indebtedness secured by a Lien on any assets of the Issuer or any Domestic Subsidiary that is a Restricted Subsidiary.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act, as such regulation is in effect on the date of the Indenture.

“Subordinated Indebtedness” means Indebtedness of Cedar Fair or any Restricted Subsidiary that is expressly subordinated in right of payment to the Notes or the Guarantees, as the case may be.

“Subsidiary” or “Subsidiaries” means, with respect to any person, any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person or a combination thereof.

“Total Indebtedness to Consolidated Cash Flow Ratio” means, with respect to any person for any period, the ratio of:

(1) the sum, without duplication, of (x) all Indebtedness of such person and its Restricted Subsidiaries on a consolidated basis (but, in the case of revolving credit loans, calculated using (a) for the purposes of determining the Total Indebtedness to Consolidated Cash Flow Ratio pursuant to subclause (ii) of the first paragraph set forth under “Certain covenants—Limitation on Restricted Payments”, the average daily outstanding principal amount of revolving credit loans under all Credit Facilities of such person and its Restricted Subsidiaries during the immediately preceding 12 calendar month period and (b) for all other purposes under the Indenture, the lowest outstanding principal amount of revolving credit loans under all Credit Facilities of such person and its Restricted Subsidiaries during the immediately preceding 12 calendar month period) and (y) the liquidation preference of all Disqualified Stock of such person and its Restricted Subsidiaries and all Preferred Equity Interests of Restricted Subsidiaries of such person, in each case, at the time of determination (the “Calculation Date”) on a consolidated basis, to

(2) the Consolidated Cash Flow of such person for the four most recent full fiscal quarters ending immediately prior to the date for which internal financial statements are available.

For purposes of this definition, “Consolidated Cash Flow” shall be calculated after giving effect on a pro forma basis for the period of such calculation to (x) any Asset Sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such person or one of its Restricted Subsidiaries (including any person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Debt and also including any Consolidated Cash Flow attributable to the assets which are the subject of the Asset Acquisition or Asset Sale or other disposition during the most recent period of four fiscal quarters ending prior to the Calculation Date (the “Measurement Period”) or discontinued operations) and (y) operational changes that Cedar Fair or any of its Restricted Subsidiaries have both determined to make and have made, in each case occurring during the Measurement Period or at any time subsequent to the last day of the Measurement Period and on or prior to the Calculation Date, as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Debt) or discontinued operations or operational change occurred on the first day of the Measurement Period, in each case giving effect to any Pro Forma Cost Savings.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations will be made in good faith by a responsible financial or accounting officer of Cedar Fair as set forth in an officers’ certificate delivered to the Trustee.

“Total Secured Debt” means, as of any date of determination, the aggregate principal amount of Secured Indebtedness of the Issuer and the Guarantors (other than Hedging Obligations and cash management obligations to the extent permitted by the Indenture) outstanding on such date (or deemed outstanding pursuant to clause (b) of the definition of “Permitted Liens”), determined on a consolidated basis.

“Transactions” means the issuance of the Notes on the Issue Date, the initial borrowings under the Credit Agreement and the other transactions undertaken in connection with the foregoing as to the extent not inconsistent with this prospectus.

“Unrestricted Subsidiary” or “Unrestricted Subsidiaries” means: (A) any Subsidiary designated as an Unrestricted Subsidiary in a resolution of Cedar Fair’s Board of Directors in accordance with the instructions set forth below; and (B) any Subsidiary of an Unrestricted Subsidiary.

Cedar Fair’s Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary so long as:

(a) no portion of the Indebtedness or any other obligation (contingent or otherwise) of such Subsidiary, immediately after such designation: (i) is guaranteed by Cedar Fair or any of its Restricted Subsidiaries; (ii) is recourse to Cedar Fair or any of its Restricted Subsidiaries; or (iii) subjects any property or asset of Cedar Fair or any of its Restricted Subsidiaries to satisfaction thereof;

(b) except as otherwise permitted by the Indenture (including by the covenant described under “—Certain covenants—Limitation on transactions with affiliates”), neither Cedar Fair nor any other Subsidiary (other than another Unrestricted Subsidiary) has any contract, agreement, arrangement or understanding with such Subsidiary, written or oral, other than on terms no less favorable to Cedar Fair or such other Subsidiary than those that might be obtained at the time from persons who are not Cedar Fair’s Affiliates; and

(c) neither Cedar Fair nor any other Subsidiary (other than another Unrestricted Subsidiary) has any obligation: (i) to subscribe for additional shares of Capital Stock of such Subsidiary or other equity interests therein; or (ii) to maintain or preserve such Subsidiary’s financial condition or to cause such Subsidiary to achieve certain levels of operating results.

If at any time after the Issue Date Cedar Fair designates an additional Subsidiary as an Unrestricted Subsidiary, Cedar Fair will be deemed to have made a Restricted Investment in an amount equal to the Fair Market Value (as determined in good faith by Cedar Fair’s Board of Directors evidenced by a resolution of Cedar Fair’s Board of Directors and set forth in an officers’ certificate delivered to the Trustee no later than ten business days following a request from the Trustee) of such Subsidiary. An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if, at the time of such designation after giving pro forma effect thereto, no Default or Event of Default shall have occurred or be continuing.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the total of the product obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (b) the then outstanding principal amount of such Indebtedness.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN CANADIAN TAX CONSEQUENCES TO NON-CANADIAN HOLDERS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of notes who acquires the notes pursuant to this exchange and who, at all times, for purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident (and is not deemed to be resident) in Canada, deals at arm’s length with us and Cedar Canada, holds the notes as capital property, is not an insurer that carries on an insurance business in Canada or an authorized foreign bank that carries on a banking business in Canada and does not use or hold (and is not deemed to use or hold) the notes in the course of carrying on business in Canada (a “Non-Canadian Holder”).

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the published administrative practices of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax considerations which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular Non-Canadian Holder. This summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular Non-Canadian Holder, and no representation with respect to the income tax consequences to any particular Non-Canadian Holder is made. Accordingly, prospective holders of notes should consult their own tax advisors with respect to their individual circumstances.

The exchange of the outstanding notes for exchange notes in the exchange offer will not give rise to any Canadian income tax consequences to a Non-Canadian Holder.

A Non-Canadian Holder will not be subject to tax (including withholding tax) under the Tax Act on interest, principal or premium on the notes. However, a Non-Canadian Holder who transfers or is deemed to transfer a note to a person resident or deemed to be resident in Canada for purposes of the Tax Act should consult its own tax advisor for advice with respect to the tax consequences on such transfer. Gains realized on the disposition or deemed disposition of a note by a Non-Canadian Holder will not be subject to tax under the Tax Act.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and holding of the exchange notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” (within the meaning of ERISA and any Similar Laws) of such plans, accounts and arrangements (each, a “Plan”).

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice to an ERISA Plan for a fee or other compensation, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the exchange notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of exchange notes by an ERISA Plan with respect to which the Issuers or any of the initial purchasers of the outstanding notes are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor (the “DOL”) has issued prohibited transaction class exemptions (“PTCEs”), that may apply to the acquisition and holding of the exchange notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemption will be satisfied. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the exchange notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding (and the exchange of outstanding notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the exchange notes constitutes assets of any Plan or (ii) the purchase and holding of the exchange notes (and the exchange of outstanding notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature, and is not intended to be all inclusive, and should not be construed as legal advice or as complete in all relevant respects. The foregoing discussion is based on laws in effect on the date of this prospectus and is subject to any subsequent changes therein. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the outstanding notes or the exchange notes (and holding or disposing the outstanding notes or the exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase and holding and disposition of the outstanding notes or the exchange notes (and the exchange of outstanding notes for exchange notes).

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any exchange of outstanding notes for exchange notes or from any sale of exchange notes by broker-dealers. Exchange notes received by broker–dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the reasonable expenses of counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will also indemnify you (including any broker-dealers) against certain liabilities.

LEGAL MATTERS

The validity of the exchange notes and the related guarantees will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Squire, Sanders & Dempsey (US) LLP will pass on matters of Ohio law, Warner Norcross & Judd LLP will pass on matters of Michigan law and McInnes Cooper will pass on matters of Nova Scotia law.

EXPERTS

The consolidated financial statements of Cedar Fair, L.P. and its subsidiaries as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We are required to file annual and quarterly reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings will also be available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these materials on our website. Our web site address is www.cedarfair.com. This reference to our website is intended to be an inactive textual reference only. Information on our website does not constitute part of this prospectus nor is it incorporated by reference into this prospectus, and should not be relied upon in connection with making any decision with respect to the notes.

You should rely only upon the information provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

This prospectus contains summaries of certain agreements that we have entered into in connection with the Transactions and the exchange offer. The descriptions contained in this prospectus of these agreements do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you in response to a written or oral request to us.

Cedar Fair, L.P.

Report of independent registered public accounting firm

To the Board of Directors and Unitholders of Cedar Fair, L.P.

Sandusky, Ohio

We have audited the accompanying consolidated balance sheets of Cedar Fair, L.P. and subsidiaries (the “Partnership”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, partners’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cedar Fair, L.P. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2011 expressed an unqualified opinion (not presented herein) on the Partnership’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio

March 1, 2011

(March 11, 2011 as to Note 14)

CEDAR FAIR, L.P.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	12/31/2010	12/31/2009
ASSETS
Current Assets:
Cash and cash equivalents	$9,765	$11,928
Receivables	12,340	6,535
Inventories	32,142	27,265
Current deferred tax asset	5,874	6,725
Prepaid insurance	5,009	3,545
Other current assets	5,204	5,310

	70,334	61,308
Property and Equipment:
Land	309,980	305,401
Land improvements	324,734	326,424
Buildings	575,725	589,219
Rides and equipment	1,398,403	1,351,595
Construction in progress	16,746	34,468

	2,625,588	2,607,107
Less accumulated depreciation	(948,947)	(826,038)

	1,676,641	1,781,069
Goodwill	246,259	240,006
Other Intangibles, net	40,632	42,208
Other Assets	48,578	20,848

	$2,082,444	$2,145,439

LIABILITIES AND PARTNERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$—	$15,959
Accounts payable	10,787	10,040
Deferred revenue	26,328	23,176
Accrued interest	20,409	4,905
Accrued taxes	15,144	17,930
Accrued salaries, wages and benefits	18,220	19,008
Self-insurance reserves	21,487	21,785
Current derivative liability	47,986	—
Other accrued liabilities	8,491	18,717

	168,852	131,520
Deferred Tax Liability	131,830	138,124
Derivative Liability	54,517	129,662
Other Liabilities	10,406	7,884
Long-Term Debt:
Revolving credit loans	23,200	86,300
Term debt	1,157,062	1,524,087
Notes	399,441	—

	1,579,703	1,610,387
Commitments and Contingencies (Note 10)
Partners’ Equity:
Special L.P. interests	5,290	5,290
General partner	(1)	(1)
Limited partners, 55,334 and 55,234 units outstanding at December 31, 2010 and 2009, respectively	165,555	209,854
Accumulated other comprehensive loss	(33,708)	(87,281)

	137,136	127,862

	$2,082,444	$2,145,439

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CEDAR FAIR, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per unit amounts)

For the years ended December 31,	2010	2009	2008
Net revenues:
Admissions	$568,762	$532,814	$566,266
Food, merchandise and games	337,356	316,386	355,917
Accommodations and other	71,474	66,875	74,049

	977,592	916,075	996,232

Costs and expenses:
Cost of food, merchandise and games revenues	86,619	84,940	90,626
Operating expenses	411,402	402,728	418,550
Selling, general and administrative	134,001	128,473	131,882
Depreciation and amortization	126,796	132,745	125,838
Loss on impairment of goodwill and other intangibles	2,293	4,500	86,988
Loss on impairment / retirement of fixed assets, net	62,752	244	8,425
(Gain) on sale of other assets	—	(23,098)	—

	823,863	730,532	862,309

Operating income	153,729	185,543	133,923
Interest expense	150,285	124,706	129,561
Net effect of swaps	18,194	9,170	—
Loss on early debt extinguishment	35,289	—	—
Unrealized/realized foreign currency (gain) loss	(20,563)	445	561
Other (income) expense	(1,154)	815	(970)

Income (loss) before taxes	(28,322)	50,407	4,771
Provision (benefit) for taxes	3,245	14,978	(935)

Net income (loss)	(31,567)	35,429	5,706
Net income (loss) allocated to general partner	—	—	—

Net income (loss) allocated to limited partners	$(31,567)	$35,429	$5,706

Basic earnings per limited partner unit:
Weighted average limited partner units outstanding	55,316	55,186	54,811
Net income (loss) per limited partner unit	$(0.57)	$0.64	$0.10

Diluted earnings per limited partner unit:
Weighted average limited partner units outstanding	55,316	55,906	55,446
Net income (loss) per limited partner unit	$(0.57)	$0.63	$0.10

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CEDAR FAIR, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

For the years ended December 31,	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(31,567)	$35,429	$5,706
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	126,796	132,745	125,838
Non-cash equity based compensation expense	(89)	(26)	716
Loss on early debt extinguishment	35,289	—	—
Loss on impairment of goodwill and other intangibles	2,293	4,500	86,988
Loss on impairment / retirement of fixed assets, net	62,752	244	8,425
Gain on sale of other assets	—	(23,098)	—
Net effect of swaps	18,194	9,170	—
Amortization of debt issuance costs	5,671	7,773	7,944
Unrealized foreign currency gain on notes	(17,464)	—	—
Other non-cash (income) expense	(1,893)	(257)	(445)
Deferred income taxes	(14,140)	(5,684)	(17,827)
Excess tax benefit from unit-based compensation expense	—	—	(1,729)
Change in operating assets and liabilities:
(Increase) decrease in current assets	(11,855)	551	1,674
Decrease in other assets	6	918	555
Increase (decrease) in accounts payable	652	(2,635)	(5,101)
Increase (decrease) in accrued taxes	(2,242)	1,349	3,725
Increase (decrease) in self-insurance reserves	(383)	857	(559)
Increase (decrease) in deferred revenue and other current liabilities	7,653	20,428	(2,808)
Increase in other liabilities	2,442	2,933	2,486

Net cash from operating activities	182,115	185,197	215,588

CASH FLOWS (FOR) INVESTING ACTIVITIES
Acquisition of Paramount Parks, net of cash acquired	—	—	6,431
Sale of Canadian real estate	—	53,831	—
Capital expenditures	(71,706)	(69,136)	(83,481)

Net cash (for) investing activities	(71,706)	(15,305)	(77,050)

CASH FLOWS (FOR) FINANCING ACTIVITIES
Net (payments) borrowings on revolving credit loans—previous credit agreement	(86,300)	63,600	(11,386)
Net borrowings on revolving credit loans—existing credit agreement	23,200	—	—
Term debt borrowings	1,175,000	—	—
Note borrowings	399,383	—	—
Term debt payments, including early termination penalties	(1,566,890)	(161,329)	(17,450)
Distributions paid to partners	(13,834)	(67,864)	(105,078)
Payment of debt issuance costs	(43,264)	(7,694)	—
Exercise of limited partnership unit options	7	4	4,541
Excess tax benefit from unit-based compensation expense	—	—	1,729

Net cash (for) financing activities	(112,698)	(173,283)	(127,644)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	126	1,446	(2,522)

CASH AND CASH EQUIVALENTS
Net increase (decrease) for the year	(2,163)	(1,945)	8,372
Balance, beginning of year	11,928	13,873	5,501

Balance, end of year	$9,765	$11,928	$13,873

SUPPLEMENTAL INFORMATION
Cash payments for interest expense	$129,815	$117,008	$120,340
Interest capitalized	1,343	1,617	1,623
Cash payments for income taxes	19,074	18,966	14,619

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CEDAR FAIR, L.P.

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY

(In thousands, except per unit amounts)

For the years ended December 31,	2010	2009	2008
Limited Partnership Units Outstanding
Beginning balance	55,234	55,076	54,248
Limited partnership unit options exercised	42	51	785
Issuance of limited partnership units as compensation	58	107	43

	55,334	55,234	55,076

Limited Partners’ Equity
Beginning balance	$209,854	$242,123	$334,740
Net income (loss)	(31,567)	35,429	5,706
Partnership distribution declared (2010—$0.25; 2009—$1.23; 2008—$1.92)	(13,834)	(67,864)	(105,078)
Expense (income) recognized for limited partnership unit options	(89)	(26)	—
Limited partnership unit options exercised	7	4	4,541
Tax effect of units involved in option exercises and treasury unit transactions	545	(976)	1,253
Issuance of limited partnership units as compensation	639	1,164	961

	165,555	209,854	242,123

General Partner’s Equity
Beginning balance	(1)	(1)	—
Partnership distribution declared	—	—	(1)
Net income (loss)	—	—	—

	(1)	(1)	(1)

Special L.P. Interests	5,290	5,290	5,290

Accumulated Other Comprehensive Income (Loss)
Cumulative foreign currency translation adjustment:
Beginning balance	2,422	(6,075)	12,755
Current year activity, net of tax (($2,952) in 2010, ($8,076) in 2009, $10,112 in 2008)	(6,475)	8,497	(18,830)

	(4,053)	2,422	(6,075)

Unrealized loss on cash flow hedging derivatives:
Beginning balance	(89,703)	(134,551)	(67,693)
Current year activity, net of tax (($5,825) in 2010, ($4,783) in 2009, $7,689 in 2008)	60,048	44,848	(66,858)

	(29,655)	(89,703)	(134,551)

	(33,708)	(87,281)	(140,626)

Total Partners’ Equity	$137,136	$127,862	$106,786

Summary of Comprehensive Income (Loss)
Net income (loss)	$(31,567)	$35,429	$5,706
Other comprehensive income (loss)	53,573	53,345	(85,688)

Total Comprehensive Income (Loss)	$22,006	$88,774	$(79,982)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes To Consolidated Financial Statements

(1) Partnership Organization:

Cedar Fair, L.P. (together with its affiliated companies, the “Partnership”) is a Delaware limited partnership that commenced operations in 1983 when it acquired Cedar Point, Inc., and became a publicly traded partnership in 1987. The Partnership’s general partner is Cedar Fair Management, Inc., an Ohio corporation (the “General Partner”) whose shares are held by an Ohio trust. The General Partner owns a 0.001% interest in the Partnership’s income, losses and cash distributions, except in defined circumstances, and has full responsibility for management of the Partnership. At December 31, 2010 there were 55,333,989 outstanding limited partnership units listed on The New York Stock Exchange, net of 227,994 units held in treasury. At December 31, 2009, there were 55,234,208 outstanding limited partnership units listed, net of 327,774 units held in treasury.

The General Partner may, with the approval of a specified percentage of the limited partners, make additional capital contributions to the Partnership, but is only obligated to do so if the liabilities of the Partnership cannot otherwise be paid or there exists a negative balance in its capital account at the time of its withdrawal from the Partnership. The General Partner, in accordance with the terms of the Partnership Agreement, is required to make regular cash distributions on a quarterly basis of all the Partnership’s available cash, as defined in the Partnership Agreement. In accordance with the Partnership agreement and with restrictions within the Partnership’s 2010 Credit Agreement, the General Partner paid a $0.25 per limited partner unit distribution, or approximately $13.8 million in aggregate, in 2010.

(2) Summary of Significant Accounting Policies:

The following policies are used by the Partnership in its preparation of the accompanying consolidated financial statements.

Principles of Consolidation    The consolidated financial statements include the accounts of the Partnership and its subsidiaries, all of which are wholly owned. Intercompany transactions and balances are eliminated in consolidation.

Foreign Currency    The financial statements of the Partnership’s Canadian subsidiary are measured using the Canadian dollar as its functional currency. Assets and liabilities are translated into U.S. dollars at current currency exchange rates, while income and expenses are translated at average monthly currency exchange rates. Translation gains and losses are included as components of accumulated other comprehensive loss in partners’ equity.

In 2010, the Partnership recognized a $20.6 million benefit to earnings for unrealized/realized foreign currency gains, $17.5 million of which represented an unrealized foreign currency gain on the U.S.-dollar denominated notes issued in July and held at its Canadian property. All other transaction gains and losses included in the 2010 consolidated statements of operations were not material. Transaction gains and losses included in the 2009 and 2008 consolidated statements of operations were not material.

Segment Reporting    Each of Partnership’s parks operates autonomously, and management reviews operating results, evaluates performance and makes operating decisions, including the allocation of resources, on a property-by-property basis. In order to better facilitate discussion of trends in attendance and guest per capita spending than would be possible on a consolidated basis, the Partnership’s eleven amusement parks and six separately gated water parks have been grouped into regional designations. Aside from attendance and guest per capita statistics, discrete financial information and operating results are not prepared at the regional level.

In addition to reviewing and evaluating performance of the business at the individual park level, the structure of Partnership’s management incentive compensation systems are centered around the operating results of each park as an integrated operating unit. Therefore, each park represents a separate operating segment of the Partnership’s business and the geographical regions do not represent operating segments.

Although the Partnership manages its parks with a high degree of autonomy, each park offers and markets a similar collection of products and services to similar customers. In addition, the parks all have similar economic characteristics no matter their geographic region, in that they all show similar long-term growth trends in key industry metrics such as attendance, guest per capita spending, net revenue, operating costs and operating profit. Therefore, the Partnership operates within the single reportable segment of amusement/water parks with accompanying resort facilities.

Estimates    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during each period. Actual results could differ from those estimates.

Cash and Cash Equivalents     The Partnership considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories     The Partnership’s inventories primarily consist of purchased products, such as merchandise and food, for sale to its customers. All inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment     Property and equipment are recorded at cost. Expenditures made to maintain such assets in their original operating condition are expensed as incurred, and improvements and upgrades are generally capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The composite method is used for the group of assets acquired as a whole in 1983, as well as for the groups of like assets of each subsequent business acquisition. The unit method is used for all individual assets purchased. Depreciation expense totaled $126.7 million in 2010, $123.0 million in 2009, and $124.5 million in 2008.

Under the composite depreciation method, assets with similar estimated lives are grouped together and the several pools of assets are depreciated on an aggregate basis. No gain or loss is recognized on normal retirements of composite assets. Instead, the acquisition cost of a retired asset reduces accumulated depreciation for the composite group. Abnormal retirements of composite assets could result in the recognition of a gain or loss. Management periodically reviews the composite groups to ensure that retirements have not extended the asset lives beyond their estimated remaining economic life.

Under the unit method of depreciation, individual assets are depreciated over their estimated useful lives, with gains and losses on all asset retirements recognized currently in income.

The weighted average useful lives combining both methods are approximately:

Land improvements	21 Years
Buildings	24 Years
Rides	18 Years
Equipment	9 Years

Impairment of Long-Lived Assets    Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360 “Property, Plant, and Equipment” requires that long-lived assets be reviewed for impairment upon the occurrence of events or changes in circumstances that would indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying amounts of the assets. Fair value is generally determined based on a discounted cash flow analysis. In order to determine if an asset has been impaired, assets are grouped and tested at the lowest level for which identifiable, independent cash flows are available.

Goodwill    FASB ASC 350 “Intangibles—Goodwill and Other” requires that goodwill no longer be amortized, but instead be tested for impairment. An impairment charge would be recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. The fair value of a reporting unit and the related implied fair value of its respective goodwill are established using a combination of an income (discounted cash flow) approach and market approach. Goodwill is reviewed annually for impairment, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. All of the Partnership’s goodwill is allocated to its reporting units and goodwill impairment tests are performed at the reporting unit level. As discussed in Note 4, during 2010 the Partnership changed the testing date for its annual goodwill impairment tests from April 1 and October 1 to December 31 each year. As a result, the Partnership performed goodwill impairment tests as of April 1, 2010, or October 1, 2010, as applicable, and again as of December 31, 2010, and concluded there was no impairment of the carrying value of the goodwill.

Other Intangible Assets    The Partnership’s other intangible assets consist primarily of trade-names and license and franchise agreements. The Partnership assesses the indefinite-lived trade-names for impairment separately from goodwill. After considering the expected use of the trade-names and reviewing any legal, regulatory, contractual, obsolescence, demand, competitive or other economic factors that could limit the useful lives of the trade-names, in accordance with FASB ASC 350, the Partnership determined that the trade-names had indefinite lives. Pursuant to FASB ASC 350, indefinite-lived intangible assets are no longer amortized, but rather are reviewed, along with goodwill, annually for impairment or more frequently if impairment indicators arise. The Partnership’s license and franchise agreements are amortized over the life of the agreement, generally ranging from five to twenty years.

Self-Insurance Reserves    Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. Reserves are established for both identified claims and incurred but not reported (IBNR) claims. Such amounts are accrued for when claim amounts become probable and estimable. Reserves for identified claims are based upon our own historical claims experience and third-party estimates of settlement costs. Reserves for IBNR claims, which are not material to our consolidated financial statements, are based upon our own claims data history, as well as industry averages. All reserves are periodically reviewed for changes in facts and circumstances and adjustments are made as necessary. At December 31, 2010 and 2009 the accrued reserves totaled $21.5 million and $21.8 million, respectively.

Derivative Financial Instruments     The Partnership is exposed to market risks, primarily resulting from changes in interest rates and currency exchange rates. To manage these risks, it may enter into derivative transactions pursuant to its overall financial risk management program. The Partnership has only limited involvement with derivative financial instruments and does not use them for trading purposes.

The Partnership accounts for the use of derivative financial instruments according to FASB ASC 815 “Derivatives and Hedging”. For derivative instruments that hedge the exposure of variability in short-term rates, designated as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is reported as a component of “Other comprehensive income (loss)” and reclassified into earnings in the period during which the hedged transaction affects earnings. For the ineffective portion of a derivative, the change in fair value, if any, is reported in “Net effect of swaps” in earnings together with the changes in fair value of derivatives not designated as hedges. Derivative financial instruments used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures.

Revenue Recognition    Revenues on multi-day admission tickets are recognized over the estimated number of visits expected for each type of ticket, and are adjusted periodically during the season. All other revenues are recognized on a daily basis based on actual guest spending at our facilities, or over the park operating season in the case of certain marina revenues and certain sponsorship revenues. Revenues on admission tickets for the next operating season, including season passes, are deferred in the year received and recognized as revenue in the following year.

Advertising Costs    The Partnership expenses all costs associated with its advertising, promotion and marketing programs over each park’s operating season, including certain costs incurred prior to the season that are amortized over the season. Advertising expense totaled $51.8 million in 2010, $52.0 million in 2009 and $55.4 million in 2008. Certain costs incurred through year-end for the following year’s advertising programs are included in prepaid expenses.

Unit-Based Compensation    The Partnership accounts for unit-based compensation in accordance with FASB ASC 718-20 “Compensation—Stock Compensation” which requires measurement of compensation cost for all equity-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The Partnership uses a binomial option-pricing model for all grant date estimations of fair value.

Income Taxes    The Partnership’s legal structure includes both partnerships and corporate subsidiaries. The Partnership itself is not subject to corporate income taxes; rather the Partnership’s tax attributes (except those of its corporate subsidiaries) are included in the tax returns of its partners. The Partnership’s corporate subsidiaries are subject to entity-level income taxes.

Neither the Partnership’s financial reporting income, nor the cash distributions to unitholders, can be used as a substitute for the detailed tax calculations that the Partnership must perform annually for its partners. Net income from the Partnership is not treated as “passive income” for federal income tax purposes. As a result, partners subject to the passive activity loss rules are not permitted to offset income from the Partnership with passive losses from other sources.

The Partnership’s corporate subsidiaries account for income taxes under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future book and tax consequences attributable to temporary difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates. Any interest or penalties due for payment of income taxes are included in the provision for income taxes. The Partnership’s total provision for taxes also includes an amount for the publicly traded partnership (PTP) taxes owed (see Note 9).

Earnings Per Unit    For purposes of calculating the basic and diluted earnings per limited partner unit, no adjustments have been made to the reported amounts of net income (loss). The unit amounts used are as follows:

(In thousands except per unit amounts)	2010	2009	2008
Basic weighted average units outstanding	55,316	55,186	54,811
Effect of dilutive units:
Unit options (Note 7)	—	65	287
Phantom units (Note 7)	—	655	348

Diluted weighted average units outstanding	55,316	55,906	55,446

Net income (loss) per unit—basic	$(0.57)	$0.64	$0.10

Net income (loss) per unit—diluted	$(0.57)	$0.63	$0.10

Weighted average unit options of 304,000, 460,000, and 300,000 were excluded from the diluted earnings per unit calculation as they were anti-dilutive for 2010, 2009, and 2008, respectively.

Reclassifications    Certain prior year balances have been reclassified to conform with current year presentation.

(3) Long-Lived Assets:

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that would indicate that the carrying value of the assets may not be recoverable. In order to determine if an asset has been impaired, assets are grouped and tested at the lowest level for which identifiable, independent cash flows are available. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in expected future cash flows; a sustained, significant decline in equity price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

The long-lived asset impairment test involves a two-step process. The first step is a comparison of each asset group’s carrying value to its estimated undiscounted future cash flows expected to result from the use of the assets, including disposition. Projected future cash flows reflect management’s best estimates of economic and market conditions over the projected period, including growth rates in revenues and costs, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates and future estimates of capital expenditures. If the carrying value of the asset group is higher than its undiscounted future cash flows, there is an indication that impairment exists and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of the asset group to its carrying value in a manner consistent with the highest and best use of those assets. The Partnership estimates fair value using an income (discounted cash flows) approach, which uses an asset group’s projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital reflective of current market conditions. If the implied fair value of the assets is less than their carrying value, an impairment charge is recorded for the difference.

At the end of the fourth quarter, the Partnership concluded based on 2010 operating results, as well as updated forecasts, that a review of the carrying value of long-lived assets at California’s Great America was warranted. After performing its review, the Partnership determined that a portion of the park’s fixed assets, the majority of which were originally recorded with the PPI acquisition, were impaired. As a result, the Partnership recognized $62.0 million of fixed-asset impairment during the fourth quarter of 2010 which is recorded in “Loss on impairment / retirement of fixed assets” on the consolidated statement of operations.

(4) Goodwill and Other Intangible Assets:

Goodwill and other indefinite-lived intangible assets, including trade-names, are reviewed for impairment annually, or more frequently if indicators of impairment exist. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in expected future cash flows; a sustained, significant decline in equity price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. The Partnership estimates fair value using both an income (discounted cash flows) and market approach. The income approach uses a reporting unit’s projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management’s best estimates of economic and market conditions over the projected period including growth rates in revenues and costs, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. A market approach estimates fair value by applying cash flow multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units.

If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill is less than the recorded goodwill, an impairment charge is recorded for the difference.

A relief-from-royalty model is used to determine whether the fair value of trade-names exceed their carrying amounts. The fair value of the trade-names is determined as the present value of fees avoided by owning the respective trade-name.

Historically, goodwill related to parks acquired prior to 2006 has been annually tested for impairment as of October 1, while goodwill and other indefinite-lived intangibles, including trade-name intangibles, related to the Paramount Parks (PPI) acquisition in 2006 have been annually tested for impairment as of April 1. Effective in December 2010, the Partnership changed the date of its annual goodwill impairment tests from April 1 and October 1 to December 31 to more closely align the impairment testing procedures with its long-range planning and forecasting process, which occurs in the fourth quarter each year. The Partnership believes the change is preferable since the long-term cash flow projections are a key component in performing its annual impairment tests of goodwill. In addition, the Partnership changed the date of its annual impairment test for other indefinite-lived intangibles from April 1 to December 31.

During 2010, the Partnership tested goodwill for impairment as of April 1, 2010 or October 1, 2010, as applicable, and again as of December 31, 2010. The tests indicated no impairment of goodwill as of any of those dates. During 2010, the Partnership tested other indefinite-lived intangibles for impairment as of April 1, 2010 and December 31, 2010. After performing the April 1, 2010 impairment test, it was determined that a portion of trade-names at certain PPI parks were impaired as the carrying values of those trade-names exceeded their fair values. As a result the Partnership recognized $1.4 million of trade-name impairment during the second quarter of 2010. This impairment was driven mainly by an increase in the Partnership’s cost of capital in 2010 and lower projected growth rates for certain parks as of the test date. After performing the December 31, 2010 test of indefinite-lived intangibles, it was determined that a portion of the trade-names at Great America, originally recorded with the PPI acquisition, were impaired. As a result, the Partnership recognized $0.9 million of additional trade-name impairment during the fourth quarter of 2010 which is recorded in “Loss on impairment of goodwill and other intangibles” on the consolidated statement of operations. The Partnership recognized a charge to earnings in 2009 of $4.5 million for trade-name impairment and a total charge to earnings in 2008 of $87.0 million for the impairment of goodwill and trade-names.

The change in accounting principle related to changing the annual goodwill impairment testing date did not delay, accelerate, avoid or cause an impairment charge. As it was impracticable to objectively determine operating and valuation estimates for periods prior to December 31, 2010, we have prospectively applied the change in the annual goodwill impairment testing date from December 31, 2010.

A summary of changes in the Partnership’s carrying value of goodwill is as follows:

(In thousands)	Goodwill (gross)	Accumulated Impairment Losses	Goodwill (net)
Balance at December 31, 2008	$302,470	$(79,868)	$222,602
Foreign currency exchange translation	17,404	—	17,404

Balance at December 31, 2009	319,874	(79,868)	240,006
Foreign currency exchange translation	6,253	—	6,253

Balance at December 31, 2010	$326,127	$(79,868)	$246,259

The Partnership’s other intangible assets consisted of the following at December 31, 2010 and 2009:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
	(Amounts in thousands)
December 31, 2010
Other intangible assets:
Trade names	—	$40,227	$—	$40,227
License / franchise agreements	15.0 years	13,569	13,184	385
Non-compete agreements	5.0 years	200	180	20

Total other intangible assets	12.0 years	$53,996	$13,364	$40,632

December 31, 2009
Other intangible assets:
Trade names	—	$41,635	$—	$41,635
License / franchise agreements	15.1 years	13,664	13,151	513
Non-compete agreements	5.0 years	200	140	60

Total other intangible assets	12.0 years	$55,499	$13,291	$42,208

Amortization expense of other intangible assets for 2010, 2009, and 2008 was $73,000, $9,748,000, and $1,363,000, respectively. The increase in amortization expense during 2009 reflects the accelerated amortization of the intangible asset related to the Nickelodeon licensing agreement. During that year, the Partnership determined it would not renew the licensing agreement, which expired on December 31, 2009, thus triggering the accelerated amortization in 2009. Amortization expense of other intangible assets held at December 31, 2010, is expected to total less than $100,000 in each of the years 2011-2015.

(5) Long-Term Debt:

Long-term debt at December 31, 2010 and 2009 consisted of the following:

(In thousands)	2010	2009
Revolving credit facility	$23,200	$86,300
Term debt(1)
July 2010 U.S. term loan averaging 5.5% at 2010 (due 2010-2016)	1,157,062	—
June 2006 U.S. term loan averaging 2.23% at 2009 (due 2007-2012)	—	501,186
June 2006 Canadian term loan averaging 2.23% at 2009 (due 2007-2012)	—	143,500
June 2006 U.S. term loan averaging 4.23% at 2009 (due 2009-2014)	—	831,626
June 2006 Canadian term loan averaging 4.23% at 2009 (due 2009-2014)	—	63,734
Notes
July 2010 U.S. fixed rate note at 9.125% (due 2018)	399,441	—

	1,579,703	1,626,346
Less: current portion	—	15,959

	$1,579,703	$1,610,387

(1)	These average interest rates do not reflect the effect of interest rate swap agreements entered into on our variable-rate term debt (see Note 6).

In July 2010, the Partnership issued $405 million of 9.125% senior unsecured notes (“the notes”), maturing in 2018, in a private placement, including $5.6 million of original issue discount to yield 9.375%. Concurrently with this offering, the Partnership entered into a new $1,435 million credit agreement (the 2010 Credit

Agreement), which includes a $1,175 million senior secured term loan facility and a $260 million senior secured revolving credit facility. The net proceeds from the offering of the notes, along with borrowings under the 2010 Credit Agreement, were used to repay in full all amounts outstanding under the Partnership’s previous credit facilities. The facilities provided under the 2010 Credit Agreement are collateralized by substantially all of the assets of the Partnership.

Cedar Fair, L.P., Canada’s Wonderland Company (“Cedar Canada”), and Magnum Management Corporation (“Magnum”) are the co-issuers of the notes and co-borrowers of the senior secured credit facilities. Both the notes and senior secured credit facilities have been fully and unconditionally guaranteed, on a joint and several basis, by each 100% owned subsidiary of Cedar Fair (other than Cedar Canada and Magnum). There are no non-guarantor subsidiaries. (See Note 14 for additional information.)

Revolving Credit Loans    Terms of the 2010 Credit Agreement include a reduction in the Partnership’s previous $310 million revolving credit facilities to a combined $260 million facility. Under the new agreement, the Canadian portion of the revolving credit facility has a limit of $15 million. U.S. denominated loans made under the revolving credit facility bear interest at a rate of LIBOR plus 400 basis points (bps) (with no LIBOR floor). Canadian denominated loans made under the Canadian portion of the facility also bear interest at a rate of LIBOR plus 400 bps (with no LIBOR floor). The revolving credit facility, which matures in July of 2015, also provides for the issuance of documentary and standby letters of credit. As of December 31, 2010, borrowings under the revolving credit facility were $23.2 million at an effective rate of 4.5% and standby letters of credit totaled $15.7 million. After letters of credit, the Partnership had $221.1 million of available borrowings under its revolving credit facility as of December 31, 2010. The maximum outstanding revolving credit balance during 2010 was $260.0 million under the revolving credit facility. The 2010 Credit Agreement requires the Partnership to pay a commitment fee of 50 bps per annum on the unused portion of the credit facilities.

Term Debt    The credit facilities provided under the 2010 Credit Agreement include a $1,175 million U.S. term loan maturing on December 15, 2016. As of December 31, 2010, the U.S. term loan, which amortizes at $11.8 million per year, bore interest at a rate of LIBOR plus 400 bps, with a LIBOR floor of 150 bps. In December of 2010, the Partnership prepaid $15 million of the term loan, which in turn was credited against the scheduled amortization for 2011 and for a portion of 2012.

At December 31, 2010, the scheduled annual maturities of term debt were as follows (in thousands):

	2011	2012	2013	2014	2015	2016	Total
U.S. Term loan maturing in 2016	$—	$11,438	$11,750	$11,750	$11,750	$1,110,374	$1,157,062

The fair value of our term debt at December 31, 2010, was approximately $1,146.5 million, based on borrowing rates available as of that date to the Partnership on long-term debt with similar terms and maturities. The fair value of our term debt at December 31, 2009, was approximately $1,334.9 million, based on borrowing rates available to the Partnership on long-term debt with similar terms and maturities at December 31, 2009.

The Partnership may prepay some or all of its term debt maturing in 2016 without premium or penalty at any time.

Notes    The notes issued by the Partnership in July 2010 require semi-annual interest payments in February and August, with the principal due in full on August 1, 2018. The notes may be redeemed, in whole or in part, at any time prior to August 1, 2014 at a price equal to 100% of the principal amount of the notes redeemed plus a “make-whole” premium together with accrued and unpaid interest, if any, to the redemption date. Thereafter, the notes may be redeemed, in whole or in part, at various prices depending on the date redeemed. Prior to August 1, 2013, up to 35% of the notes may be redeemed with the net cash proceeds of certain equity offerings at 109.125%.

The fair value of the notes at December 31, 2010, was approximately $395.8 million, based on borrowing rates available as of that date to the Partnership on notes with similar terms and maturities.

Covenants    The 2010 Credit Agreement requires the Partnership to maintain specified financial ratios, which if breached for any reason, including a decline in operating results due to economic or weather conditions, could result in an event of default under the agreement. The most critical of these ratios is the Consolidated Leverage Ratio. As of December 31, 2010 this ratio is set at 6.25x Consolidated Total Debt (excluding the revolving debt)-to-Consolidated EBITDA. As of December 31, 2010, the Partnership’s Consolidated Total Debt (excluding revolving debt)-to-Consolidated EBITDA (as defined) ratio was 4.33x, providing $110.2 million of consolidated EBITDA cushion on the Consolidated Leverage Ratio. The Partnership was in compliance with all other covenants as of December 31, 2010.

The 2010 Credit Agreement also includes provisions that allow the Partnership to make restricted payments of up to $20 million annually at the discretion of the Board of Directors. These restricted payments are not subject to any specific covenants. Beginning in 2012, additional restricted payments are allowed to be made based on an Excess-Cash-Flow formula, should the Partnership’s pro-forma Consolidated Leverage Ratio be less than or equal to 4.50x Consolidated Total Debt (excluding the revolving debt)-to-Consolidated EBITDA. Per the terms of the indenture governing the Partnership’s notes, the ability to make restricted payments in 2011 and beyond is permitted should the Partnership’s trailing-twelve-month Total-Indebtedness-to-Consolidated-Cash-Flow Ratio (measured quarterly) be less than or equal to 4.75x consolidated total indebtedness (including revolving debt)-to-consolidated EBITDA.

In addition to the above mentioned covenants and provisions, the 2010 Credit Agreement contains an initial three-year requirement that at least 50% of the Partnership’s aggregate term debt and senior notes be subject to either a fixed interest rate or interest rate protection.

The Partnership’s policy is to capitalize interest on major construction projects. In 2010, interest payments of $1.3 million were capitalized, as compared to interest of $1.6 million capitalized in both 2009 and 2008.

(6) Derivative Financial Instruments:

Derivative financial instruments are only used within the Partnership’s overall risk management program to manage certain interest rate and foreign currency risks from time to time. The Partnership does not use derivative financial instruments for trading purposes.

The Partnership has effectively converted a total of $1.0 billion of its variable-rate debt to fixed rates through the use of several interest rate swap agreements. Cash flows related to these interest rate swap agreements are included in interest expense over the term of the agreements. The swap agreements outstanding are set to expire in October 2011. The Partnership has designated these interest rate swap agreements and hedging relationships as cash flow hedges. The fair market value of these agreements at December 31, 2010, which was obtained from broker quotes, was recorded as a liability of $48.0 million in “Current derivative liability” on the consolidated balance sheet. The fair market value of these agreements at December 31, 2009 was recorded as a liability of $83.4 million in “Derivative Liability” on the consolidated balance sheet. As a part of our quarterly regression analysis testing of the effectiveness of these cash flow swaps, the swaps were deemed to be ineffective as of October 2009. As a result of this ineffectiveness, losses recorded in “Accumulated other comprehensive income” (AOCI) will be amortized through October 2011. The amount recorded in AOCI to be amortized was $91.8 million at the time of ineffectiveness, of which $34.4 million remained still to be amortized in AOCI as of December 31, 2010.

The Partnership has also effectively converted $268.7 million of term debt related to its wholly owned Canadian subsidiary from variable U.S. dollar denominated debt to fixed-rate Canadian dollar denominated debt through the use of cross-currency swap agreements. The Partnership originally designated these cross-currency swaps as foreign currency cash flow hedges. Cash flows related to these swap agreements, which expire in February 2012, are included in interest expense over the term of the agreement. The fair market value of the cross-currency swaps was a liability of $54.5 million at December 31, 2010 and $46.3 million at December 31, 2009, which was recorded in “Derivative Liability” on the consolidated balance sheet. As a result of paying down a portion of the underlying Canadian term debt with net proceeds from the sale of surplus land near Canada’s Wonderland in August 2009, the notional amounts of the underlying debt and the cross currency swaps no longer match. Because of the mismatch of the notional amounts, the Partnership determined the swaps were no longer highly effective, resulting in the de-designation of the swaps as of the end of August 2009. As a result of this de-designation, losses recorded in AOCI are being amortized through February 2012 (the original hedge period). The amount recorded in AOCI to be amortized was $15.1 million at the time of de-designation, of which approximately $422,000 still remained to be amortized in AOCI as of December 31, 2010.

In order to maintain fixed interest costs on a portion of its domestic term debt beyond the expiration of the existing swaps and comply with the 2010 Credit Agreement requirement that at least 50% of the Partnership’s aggregate term debt and senior notes be subject to either a fixed interest rate or interest rate protection, in September 2010 the Partnership entered into several forward-starting swap agreements that will effectively convert a total of $600 million of variable-rate debt to fixed rates beginning in October 2011. These forward-starting swap agreements, which have also been designated as cash flow hedges, mature in December 2015 and have fixed LIBOR at a weighted-average rate of 2.57%. The fair market value of these agreements at December 31, 2010 was an asset of $6.3 million, which was recorded in “Other Assets” on the consolidated balance sheet. No ineffectiveness related to the forward-starting swaps was recorded in any period presented.

(In thousands):	Consolidated Balance Sheet Location	Fair Value as of December 31, 2010	Fair Value as of December 31, 2009
Derivatives designated as hedging instruments:
Interest rate swaps	Other Assets	$6,294	$—
Interest rate swaps	Current derivative liability	(47,986)	—
Interest rate swaps	Derivative Liability	—	(83,359)

Total derivatives designated as hedging instruments:		(41,692)	(83,359)

Derivatives not designated as hedging instruments:
Cross-currency swaps	Derivative Liability	(54,517)	(46,303)

Net derivative liability		$(96,209)	$(129,662)

The following table presents our existing fixed-rate swaps, which mature October 1, 2011, along with their notional amounts and their fixed interest rates, which compare to 30-day LIBOR of 0.26% as of December 31, 2010. The table also presents our cross-currency swaps and their notional amounts and interest rates as of December 31, 2010.

	Interest Rate Swaps		Cross-currency Swaps
($’s in thousands)	Notional Amounts	LIBOR Rate	Notional Amounts	Implied Interest Rate
	$200,000	5.64%	$258,000	7.31%
	200,000	5.64%	525	9.50%
	200,000	5.64%
	200,000	5.57%
	100,000	5.60%
	100,000	5.60%

Total $’s / Average Rate	$1,000,000	5.62%	$258,525	7.31%

The following table presents our forward-starting fixed-rate swaps, which become effective October 1, 2011 and mature December 15, 2015, along with their notional amounts and their fixed interest rates.

	Forward-Starting Interest Rate Swaps
($’s in thousands)	Notional Amounts	Interest Rate
	$200,000	2.51%
	75,000	2.54%
	50,000	2.53%
	150,000	2.67%
	50,000	2.53%
	50,000	2.67%
	25,000	2.53%

Total $’s / Average Rate	$600,000	2.57%

Effects of Derivative Instruments on Income and Other Comprehensive Income (Loss):

(In thousands):	Amount of Gain (Loss) recognized in OCI on Derivatives (Effective Portion)		Amount and Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)			Amount and Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
Derivatives designated as Cash Flow Hedging Relationships	Twelve months ended 12/31/10	Twelve months ended 12/31/09		Twelve months ended 12/31/10	Twelve months ended 12/31/09		Twelve months ended 12/31/10	Twelve months ended 12/31/09
Interest rate swaps	$6,294	$23,142	Interest Expense	$—	$(43,051)	Net effect of swaps	$35,372	$8,401
Cross-currency swaps(1)	—	(22,067)	Interest Expense	—	(6,720)		N/A	N/A

Total	$6,294	$1,075		$—	$(49,771)		$35,372	$8,401

(In thousands):	Amount and Location of Gain (Loss) Recognized in Income on Derivative
Derivatives not designated as Cash Flow Hedging Relationships		Twelve months ended 12/31/10	Twelve months ended 12/31/09
Cross-currency swaps(1)	Net effect of swaps	$(5,756)	$(7,694)

(1)	The cross currency swaps became ineffective and were de-designated in August 2009.

In addition to the $29.6 million of gain recognized in income on the ineffective portion of derivatives noted in the table above, $50.3 million of expense representing the amortization of amounts in AOCI for the swaps and a $2.5 million foreign currency gain during the year related to the U.S. dollar denominated Canadian term loan was recorded during the fiscal year in the consolidated statements of operations. The net effect of these amounts resulted in a charge to earnings for the year of $18.2 million recorded in “Net effect of swaps.” For 2010, an additional $9.5 million of amortization of amounts in AOCI for the cross-currency swaps was recorded as a charge to earnings in “Loss on early extinguishment of debt” in the consolidated statements of operations as a result of the debt financing and the reduction of the majority of the U.S. dollar denominated Canadian term loan.

The amounts reclassified from AOCI into income for the periods noted above are in large part the result of the Partnership’s initial three-year requirement to swap at least 50% of its aggregate term debt to fixed rates under the terms of its 2006 credit agreement.

(7) Partners’ Equity:

Special L.P. Interests    In accordance with the Partnership Agreement, certain partners were allocated $5.3 million of 1987 and 1988 taxable income (without any related cash distributions) for which they received Special L.P. Interests. The Special L.P. Interests do not participate in cash distributions and have no voting rights. However, the holders of Special L.P. Interests will receive in the aggregate $5.3 million upon liquidation of the Partnership.

Equity-Based Incentive Plans    In August 2000, the Partnership’s unitholders approved the establishment of an Equity Incentive Plan allowing the award of up to 4.8 million unit options and other forms of equity as determined by the Compensation Committee of the Board of Directors as an element of compensation to senior management and other key employees. Grants were made by the Compensation Committee through December 31, 2008. Following the adoption of the 2008 Omnibus Incentive Plan (Omnibus Plan), the Board of Directors prohibited any further grants under the Equity Incentive Plan. The Omnibus Plan was approved by the Partnership’s unitholders in May of 2008 and superseded and replaced the following incentive compensation plans: our Amended and Restated Senior Management Long-Term Incentive Compensation Plan, our Amended and Restated 2000 Equity Incentive Plan, and our Amended and Restated 2000 Senior Executive Management Incentive Plan. The Omnibus Plan provides an opportunity for officers, directors, and eligible persons to acquire an interest in the growth and performance of our units and provides employees annual and long-term incentive awards as determined by the Board of Directors. Under the Omnibus Plan, the Compensation Committee of the Board of Directors may grant unit options, unit appreciation rights, restricted units, performance awards, other unit awards, cash incentive awards and long-term incentive awards.

Phantom Units

During 2010, 207,650 “phantom units” were awarded at an average grant price of $14.51 per unit. These awards generally vest over an approximately four-year period and can be paid with cash, limited partnership units, or a combination of both. The effect for outstanding “phantom units” has been included in the diluted earnings per unit calculation, as half of the awards are expected to be settled in limited partnership units. Approximately $3.5 million, $3.0 million and $0.5 million in compensation expense related to “phantom units” was recognized in 2010, 2009 and 2008, respectively. These amounts are included in “Selling, General and Administrative Expense” in the accompanying consolidated statements of operations.

At year-end, the Partnership had 656,673 “phantom units” outstanding, 544,743 of which were vested, at the December 31, 2010 closing price of $15.16 per unit. The aggregate market value of the “phantom units” vested at year-end, which has been reflected on the balance sheet in “Other Liabilities,” was $8.3 million in 2010 and $6.0 million in 2009. At December 31, 2010, unamortized compensation related to unvested phantom unit awards totaled approximately $1.7 million, which is expected to be amortized over a weighted average period of 2.6 years.

Performance Units

During 2010, 40,073 “performance units” were awarded at a grant price of $14.51 per unit. The number of “performance units” issuable is contingently based upon certain performance targets over a multi-year period. The awards vest 50% in March 2012 and 50% in March 2013, assuming targets are achieved, and can be paid with cash, limited partnership units, or a combination of both. The effect for outstanding “performance units” has been appropriately excluded from the diluted earnings per unit calculation, as not all performance conditions have been met as of year-end. Approximately $864,000, $476,000 and $188,000 in 2010, 2009 and 2008, respectively, was recorded in compensation expense related to “performance units” and is included in “Selling, General and Administrative Expense” in the accompanying consolidated statements of operations.

At year-end, the Partnership had 298,745 “performance units” outstanding at the December 31, 2010 closing price of $15.16 per unit. The estimated aggregate market value of the “performance units” contingently issuable at year-end, which has been reflected on the balance sheet in “Other Liabilities,” was approximately $1,529,000 in 2010 and $664,000 in 2009. At December 31, 2010, unamortized compensation related to unvested “performance unit” awards totaled approximately $1.5 million, which is expected to be amortized over a weighted average period of 2.0 years.

Unit Options

Options are issued with an exercise price no less than the market price of the Partnership’s units on the day before the date of grant. Variable-price options have an exercise price that declines by the value of cash distributions declared on the underlying limited partnership units. All options vest ratably over a five-year period, or when other conditions are met, and have a maximum term of ten years. As of December 31, 2010, the Partnership had 1,400 variable-price options and 340,100 fixed-price options outstanding under the Equity Incentive Plan. There were no unit options granted in 2010, 2009 or 2008.

No non-cash compensation expense relating to unit options was recognized in 2010, 2009 or 2008.

A summary of unit option activity in 2010 and 2009 is presented below:

	2010		2009
	Unit Options	Weighted Average Exercise Price	Unit Options	Weighted Average Exercise Price
Outstanding, beginning of year	428,100	$20.31	508,650	$18.15
Granted	—	—	—	—
Exercised	(57,200)	3.16	(75,100)	3.63
Forfeited	(29,400)	21.21	(5,450)	22.15

Outstanding, end of year	341,500	$23.10	428,100	$20.31

Options exercisable, end of year	341,500	$23.10	428,100	$20.31

Cash received from unit option exercises totaled approximately $7,000 in 2010, $4,000 in 2009, and $4,541,000 in 2008.

The following table summarizes information about vested unit options outstanding at December 31, 2010:

Vested Options Outstanding

Type	Range of Exercise Prices	Unit Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Variable	$17.67 - $17.67	1,400	2.8 years	$17.67
Fixed	$20.60 - $28.45	340,100	1.0 years	$23.12
Outstanding at year-end	$17.67 - $28.45	341,500	1.0 years	$23.10
Aggregate intrinsic value		$—

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $0.5 million, $0.6 million, and $13.1 million, respectively.

The Partnership did not have any unvested unit options at December 31, 2010, as all options were vested by December 31, 2008. In addition, there were no unrecognized compensation costs related to unit options as of December 31, 2010.

The Partnership has a policy of issuing limited partnership units from treasury to satisfy option exercises and expects its treasury unit balance to be sufficient for 2011, based on estimates of option exercises for that period.

(8) Retirement Plans:

The Partnership has trusteed, noncontributory retirement plans for the majority of its full-time employees. Contributions are discretionary and amounts accrued were approximately $4.1 million in 2010, $3.6 million in 2009 and $3.7 million in 2008. These plans also permit employees to contribute specified percentages of their salary, matched up to a limit by the Partnership. Matching contributions, net of forfeitures, approximated $1.5 million in 2010, $1.5 million in 2009 and $1.6 million in 2008.

In addition, approximately 114 employees are covered by union-sponsored, multi-employer pension plans for which approximately $1.1 million, $1.1 million and $0.8 million were contributed for the years ended December 31, 2010, 2009, and 2008, respectively. The Partnership has no plans to withdraw from any of the multi-employer plans. The Partnership believes that the withdrawal liability from any such withdrawal, as defined by the Multi-employer Pension Plan Amendments Act of 1980, would not be material.

(9) Income and Partnership Taxes:

Federal and state tax legislation in 1997 provided a permanent income tax exemption to existing publicly traded partnerships (PTP), such as Cedar Fair, L.P., with a PTP tax levied on partnership gross income (net revenues less cost of food, merchandise and games) beginning in 1998. In addition, income taxes are recognized for the amount of taxes payable by the Partnership’s corporate subsidiaries for the current year and for the impact of deferred tax assets and liabilities, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. As such, the Partnership’s total provision for taxes includes amounts for both the PTP tax and for income taxes on the Partnership’s corporate subsidiaries.

The Partnership’s 2010 tax provision totals $3.2 million, which consists of a $7.9 million provision for the PTP tax and a $4.7 million benefit for income taxes. This compares to the Partnership’s 2009 tax provision of $14.9 million, which consisted of a $7.0 million provision for the PTP tax and a $7.9 million provision for income taxes, and the 2008 tax benefit of $0.9 million, which consisted of an $8.5 million provision for the PTP tax and a $9.4 million benefit for income taxes. The calculation of the provision for taxes involves significant estimates and assumptions and actual results could differ from those estimates.

Significant components of income (loss) before taxes are as follows:

(In thousands)	2010	2009	2008
Domestic	$(28,996)	$19,440	$(16,979)
Foreign	674	30,967	21,750

	$(28,322)	$50,407	$4,771

The provision (benefit) for income taxes is comprised of the following:

(In thousands)	2010	2009	2008
Income taxes:
Current federal	$1,174	$3,038	$995
Current state and local	1,748	478	171
Current foreign	6,493	10,068	7,269

Total current	9,415	13,584	8,435

Deferred federal, state and local	(8,399)	(1,827)	(17,107)
Deferred foreign	(5,741)	(3,857)	(720)

Total deferred	(14,140)	(5,684)	(17,827)

	$(4,725)	$7,900	$(9,392)

The provision for income taxes for the Partnership’s corporate subsidiaries differs from the amount computed by applying the U.S. federal statutory income tax rate of 35% to the Partnership’s income before provision for income taxes.

The sources and tax effects of the differences are as follows:

(In thousands)	2010	2009	2008
Income tax expense based on the U.S. federal statutory tax rate	$(9,913)	$17,643	$1,670
Partnership loss (income) not deductible (includible) from (in) corporate income	3,909	(12,470)	(20,649)
State and local taxes, net of federal income tax benefit	(921)	(444)	(1,907)
Valuation allowance	4,425	7,684	9,333
Impairment of nondeductible goodwill	—	—	6,613
Adjustment of deferred state tax rates	—	—	(1,548)
Benefit of reduced statutory foreign tax rates	—	(4,833)	—
Tax credits	(2,706)	(355)	(833)
Nondeductible expenses and other	481	675	(2,071)

	$(4,725)	$7,900	$(9,392)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred tax assets and liabilities as of December 31, 2010 and 2009 are as follows:

(In thousands)	2010	2009
Deferred tax assets:
Options and deferred compensation	$7,053	$6,925
Accrued expenses	5,132	4,953
Foreign tax credits	42,682	35,874
Tax attribute carryforwards	26,335	20,620
Derivatives	2,536	13,956
Intangibles	5,450	9,465
Other, net	1,714	2,445

Deferred tax assets	90,902	94,238
Valuation allowance	(27,743)	(23,318)

Net deferred tax assets	63,159	70,920

Deferred tax liabilities:
Property	(179,611)	(196,688)
Foreign currency translation	(9,504)	(5,631)

Deferred tax liabilities	(189,115)	(202,319)

Net deferred tax liability	$(125,956)	$(131,399)

As of December 31, 2010, the Partnership had $42.7 million of foreign tax credit carryforwards available for U.S. federal income tax purposes. A $27.7 million valuation allowance has been recorded, $23.3 million in prior years and $4.4 million in 2010, to reflect uncertainties regarding the use of these foreign tax credits before they begin expiring in 2016. The valuation allowance is based on estimates of taxable income and loss from the foreign jurisdictions in which the Partnership operates and the period over which its deferred tax assets will be realized.

Additionally, as of December 31, 2010, the Partnership had $26.3 million of tax attribute carryforwards consisting of alternative minimum tax credits ($1.7 million), general business credits ($6.2 million) and the tax effect of federal and state net operating loss carryforwards ($11.1 million and $7.3 million, respectively). Alternative minimum tax credits do not expire. The general business credits will begin to expire in 2027. The federal and state net operating loss carryforwards will begin to expire from 2017 to 2027. The Partnership expects to fully realize these tax attribute carryforwards. As such, no valuation allowance has been recorded relating to these tax attribute carryforwards.

As of December 31, 2009, the Partnership adjusted its deferred tax assets and liabilities to reflect the impact of changes to the enacted statutory tax rates in Canada ($4.8 million tax benefit).

The net current and non-current components of deferred taxes recognized as of December 31, 2010 and 2009 in the consolidated balance sheets are as follows:

(In thousands)	2010	2009
Net current deferred tax asset	$5,874	$6,725
Net non-current deferred tax liability	(131,830)	(138,124)

Net deferred tax liability	$(125,956)	$(131,399)

The net current deferred tax asset amounts are reported as “Current deferred tax asset,” and the net non-current deferred tax liability amounts are reported as “Deferred Tax Liability” in the accompanying consolidated balance sheets.

As of December 31, 2010, the Partnership has recorded deferred tax liabilities of $2.6 million to account for the tax effect of derivatives and foreign currency translation adjustments included in Other Comprehensive Income.

The Partnership has no unrecognized income tax benefits. Further, the Partnership has no tax positions for which it estimates a significant change to the amount of unrecognized tax benefits over the next 12 months.

The Partnership and its corporate subsidiaries are subject to taxation in the U.S., Canada and various state and local jurisdictions. As such, the tax returns of the Partnership are subject to examination by federal, state and local tax authorities. If such examinations result in changes to Partnership allocable taxable income or loss, the tax liability of the partners could be changed accordingly. The U.S. tax return of the Partnership has been examined through December 2003. The U.S. tax return of the Partnership’s corporate subsidiaries has been examined through March 1999; the March 2009 tax return is currently under examination. With few exceptions, the Partnership and its corporate subsidiaries are no longer subject to examination by the major taxing authorities for tax years before 2007.

(10) Operating Lease Commitments and Contingencies:

Operating Lease Commitments

The Partnership has commitments under various operating leases at its parks. Minimum lease payments under non-cancelable operating leases as of December 31, 2010 are as follows (in thousands):

2011	$6,303
2012	5,865
2013	5,650
2014	5,476
2015	5,397
Thereafter	22,424

$51,115

Lease expense, which includes short-term rentals for equipment and machinery, for 2010, 2009 and 2008 totaled $9.4 million, $9.6 million and $10.2 million, respectively.

Contingencies

The Partnership is party to a lawsuit with its largest unitholder that alleges, among other things, that the General Partner breached the terms of the Fifth Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) by indicating that unitholders may lack the right to nominate candidates, or to solicit proxies in support of new candidates, for election to the board of directors of the General Partner. The Partnership has filed an answer denying the allegations as set forth in the complaint.

The Partnership is also a party to a number of lawsuits arising in the normal course of business. In the opinion of management, none of these matters will have a material effect in the aggregate on the Partnership’s financial statements.

In 2009, the Partnership agreed to a $9.0 million settlement of a California class-action lawsuit. The settlement, which was paid in 2010, was recorded as a liability in “Other accrued liabilities” on the December 31, 2009 consolidated balance sheet and recognized as a charge in “Operating expenses” in the 2009 consolidated statement of operations.

(11) Fair Value Measurements:

The FASB’s ASC emphasizes that fair value is a market-based measurement that should be determined based on assumptions (inputs) that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable, and valuation techniques used to measure fair value should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Accordingly, the FASB’s ASC establishes a hierarchal disclosure framework that ranks the quality and reliability of information used to determine fair values. The hierarchy is associated with the level of pricing observability utilized in measuring fair value and defines three levels of inputs to the fair value measurement process—quoted prices are the most reliable valuation inputs, whereas model values that include inputs based on unobservable data are the least reliable. Each fair value measurement must be assigned to a level corresponding to the lowest level input that is significant to the fair value measurement in its entirety.

The three broad levels of inputs defined by the fair value hierarchy are as follows:

•	Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The table below presents the balances of liabilities measured at fair value as of December 31, 2010 and 2009 on a recurring basis:

(In thousands)	Total	Level 1	Level 2	Level 3
December 31, 2010
Interest rate swap agreements(1)	$6,294	$—	$6,294	$—
Interest rate swap agreements(2)	(47,986)	—	(47,986)	—
Cross-currency swap agreements(3)	(54,517)	—	(54,517)	—

Total	$(96,209)	$—	$(96,209)	$—

December 31, 2009
Interest rate swap agreements(3)	$(83,359)	$—	$(83,359)	$—
Cross-currency swap agreements(3)	(46,303)	—	(46,303)	—

Total	$(129,662)	$—	$(129,662)	$—

(1)	Included in “Other Assets” on the Consolidated Balance Sheet
(2)	Included in “Current derivative liability” on the Consolidated Balance Sheet
(3)	Included in “Derivative Liability” on the Consolidated Balance Sheet

Fair values of the interest rate and cross-currency swap agreements are determined using significant inputs, including the LIBOR and foreign currency forward curves, that are considered Level 2 observable market inputs. In addition, the Partnership considered the effect of its credit and non-performance risk on the fair values provided, and recognized an adjustment increasing the derivative liabilities by approximately $3.0 million as of December 31, 2010. The Partnership monitors the credit and non-performance risk associated with its derivative counter-parties and believes them to be insignificant and not warranting a credit adjustment at December 31, 2010.

The table below presents the balances of assets measured at fair value as of December 31, 2010 and 2009 on a non-recurring basis:

(In thousands)	Total	Level 1	Level 2	Level 3
December 31, 2010
Long-lived fixed assets(1)	$46,276	$—	$—	$46,276
Trade-names(2)	697	—	—	697

Total	$46,973	$—	$—	$46,973

December 31, 2009
Trade-names(2)	$41,635	$—	$—	$41,635

Total	$41,635	$—	$—	$41,635

(1)	Included in “Net, Property and Equipment” on the Consolidated Balance Sheet
(2)	Included in “Other Intangibles, net” on the Consolidated Balance Sheet

A relief-from-royalty model is used to determine whether the fair value of trade-names exceeds their carrying amount. The fair value of the trade-names is determined as the present value of fees avoided by owning the respective trade-name.

In 2010, the Partnership concluded, based on operating results as well as updated forecasts, that a review of the carrying value of long-lived assets at California’s Great America was warranted. After performing its review, the Partnership determined that a portion of the park’s fixed assets, the majority of which were originally recorded with the PPI acquisition, were impaired. As a result, it recognized $62.0 million of fixed-asset impairment during 2010.

After completing its 2010 and 2009 annual reviews of indefinite-lived intangibles for impairment, the Partnership concluded that a portion of trade-names originally recorded with the PPI acquisition were impaired. As a result, the Partnership recognized approximately $2.3 million and $4.5 million of trade-name impairment during 2010 and 2009, respectively.

(12) Termination of Agreement with Private Equity Firm:

On April 6, 2010, the Partnership and the affiliates of Apollo Global Management (Apollo) mutually terminated the merger agreement originally entered into on December 16, 2009. Consistent with the terms of the agreement, the Partnership paid Apollo $6.5 million to reimburse Apollo for certain expenses incurred in connection with the transaction. In addition, both parties released each other from all obligations with respect to the proposed merger transaction, as well as from any claims arising out of or relating to the merger agreement. The $6.5 million paid to Apollo in April was recognized as a charge to earnings in “Selling, general and administrative” in the second quarter of 2010. The Partnership incurred approximately $10.4 million in costs associated with the terminated merger during 2010, and a total of $16.0 million of costs since the merger was initially announced.

The Partnership remains an independent public company and its units continue to be listed and traded on the New York Stock Exchange under the symbol “FUN.”

(13) Subsequent Event:

On February 25, 2011, the Partnership amended its 2010 Credit Agreement and extended the maturity date of the U.S. term loan portion of the credit facilities by one year. The extended U.S. term loan matures in December 2017 and bears interest at a rate of LIBOR plus 300 bps, with a LIBOR floor of 100 bps. The amendment also modifies the restricted payment provisions of the 2010 Credit Agreement and includes provisions that allow the Partnership to make restricted payments of up to $60 million in 2011 and up to $20 million annually thereafter, at the discretion of the Board of Directors, so long as no default or event of default has occurred and is continuing. These restricted payments are not subject to any specific covenants. Beginning in 2012, additional restricted payments are still allowed to be made based on an Excess-Cash-Flow formula, should the Partnership’s pro-forma Consolidated Leverage Ratio be less than or equal to 4.50x consolidated total debt (excluding the revolving debt)-to-consolidated EBITDA, measured on a quarterly basis.

(14) Consolidating Financial Information of Guarantors and Issuers

Cedar Fair, L.P., Cedar Canada, and Magnum are the co-issuers of the Partnership’s 9.125% notes (see Note 5). The notes have been fully and unconditionally guaranteed, on a joint and several basis, by each 100% owned subsidiary of Cedar Fair (other than Cedar Canada and Magnum) that guarantees the Partnership’s senior secured credit facilities. There are no non-guarantor subsidiaries.

The following consolidating schedules present condensed financial information for Cedar Fair, L.P., Cedar Canada, and Magnum, the co-issuers, and each 100% owned subsidiary of Cedar Fair (other than Cedar Canada and Magnum), the guarantors (on a combined basis), as of December 31, 2010, and 2009, and for the three years ended December 31, 2010. In lieu of providing separate unaudited financial statements for the guarantor subsidiaries, we have included the accompanying consolidating condensed financial statements.

Since Cedar Fair, L.P., Cedar Canada and Magnum are co-issuers of the notes and senior secured credit facilities, all outstanding debt has been equally reflected within each co-issuer’s December 31, 2010 balance sheet in the accompanying consolidating condensed financial statements.

CEDAR FAIR, L.P.

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2010

(In thousands)

	Cedar Fair L.P. (Parent)	Co-Issuer Subsidiary (Magnum)	Co-Issuer Subsidiary (Cedar Canada)	Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current Assets:
Cash and cash equivalents	$—	$1,461	$6,943	$1,361	$—	$9,765
Receivables	—	59,686	94,404	508,676	(650,426)	12,340
Inventories	—	1,732	2,536	27,874	—	32,142
Current deferred tax asset	—	1,686	779	3,409	—	5,874
Other current assets	460	1,242	370	8,141	—	10,213

	460	65,807	105,032	549,461	(650,426)	70,334
Property and Equipment (net)	465,364	1,090	268,258	941,929	—	1,676,641
Investment in Park	504,414	642,278	116,053	60,602	(1,323,347)	—
Intercompany Note Receivable	—	270,188	20,000	—	(290,188)	—
Goodwill	9,061	—	125,979	111,219	—	246,259
Other Intangibles, net	—	—	17,840	22,792	—	40,632
Deferred Tax Asset	—	44,450	—	—	(44,450)	—
Intercompany Receivable	886,883	1,107,030	1,165,493	—	(3,159,406)	—
Other Assets	23,855	13,469	9,998	1,256	—	48,578

	$1,890,037	$2,144,312	$1,828,653	$1,687,259	$(5,467,817)	$2,082,444

LIABILITIES AND PARTNERS’ EQUITY
Current Liabilities:
Accounts payable	$115,116	$303,387	$22,261	$220,449	$(650,426)	$10,787
Deferred revenue	—	—	3,384	22,944	—	26,328
Accrued interest	4,754	72	15,583	—	—	20,409
Accrued taxes	3,899	2,168	6,200	2,877	—	15,144
Accrued salaries, wages and benefits	—	11,433	1,242	5,545	—	18,220
Self-insurance reserves	—	3,354	1,687	16,446	—	21,487
Current derivative liability	47,986	—	—	—	—	47,986
Other accrued liabilities	1,443	5,831	420	797	—	8,491

	173,198	326,245	50,777	269,058	(650,426)	168,852
Deferred Tax Liability	—	—	62,290	113,990	(44,450)	131,830
Derivative Liability	—	—	54,517	—	—	54,517
Other Liabilities	—	10,406	—	—	—	10,406
Intercompany Note Payable	—	20,000	—	270,188	(290,188)	—
Long-Term Debt:
Revolving credit loans	23,200	23,200	23,200	—	(46,400)	23,200
Term debt	1,157,062	1,157,062	1,157,062	—	(2,314,124)	1,157,062
Notes	399,441	399,441	399,441	—	(798,882)	399,441

	1,579,703	1,579,703	1,579,703	—	(3,159,406)	1,579,703
Equity	137,136	207,958	81,366	1,034,023	(1,323,347)	137,136

	$1,890,037	$2,144,312	$1,828,653	$1,687,259	$(5,467,817)	$2,082,444

CEDAR FAIR, L.P.

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2009

(In thousands)

	Cedar Fair L.P. (Parent)	Co-Issuer Subsidiary (Magnum)	Co-Issuer Subsidiary (Cedar Canada)	Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current Assets:
Cash and cash equivalents	$—	$1,243	$9,947	$738	$—	$11,928
Receivables	—	55,361	74,318	447,513	(570,657)	6,535
Inventories	—	1,719	2,131	23,415	—	27,265
Current deferred tax asset	—	2,539	801	3,385	—	6,725
Other current assets	296	1,447	388	6,724	—	8,855

	296	62,309	87,585	481,775	(570,657)	61,308
Property and Equipment (net)	475,449	1,144	263,506	1,040,970	—	1,781,069
Investment in Park	517,599	863,119	—	60,327	(1,441,045)	—
Intercompany Note Receivable	699,625	272,938	—	—	(972,563)	—
Goodwill	9,061	—	119,727	111,218	—	240,006
Other Intangibles, net	—	100	16,955	25,153	—	42,208
Deferred Tax Asset	—	36,986	—	4	(36,990)	—
Other Assets	18,775	—	681	1,392	—	20,848

	$1,720,805	$1,236,596	$488,454	$1,720,839	$(3,021,255)	$2,145,439

LIABILITIES AND EQUITY
Current Liabilities:
Current maturities of long-term debt	$13,812	$—	$2,147	$—	$—	$15,959
Accounts payable	76,204	286,085	17,912	200,496	(570,657)	10,040
Deferred revenue	—	—	3,006	20,170	—	23,176
Accrued interest	4,854	—	51	—	—	4,905
Accrued taxes	3,638	380	10,530	3,382	—	17,930
Accrued salaries, wages and benefits	—	12,571	1,109	5,328	—	19,008
Self-insurance reserves	—	3,583	1,671	16,531	—	21,785
Other accrued liabilities	5,777	11,625	283	1,032	—	18,717

	104,285	314,244	36,709	246,939	(570,657)	131,520
Deferred Tax Liability	—	—	44,124	130,990	(36,990)	138,124
Derivative Liability	83,359	—	46,303	—	—	129,662
Other Liabilities	—	7,884	—	—	—	7,884
Intercompany Note Payable	—	699,625	—	272,938	(972,563)	—
Long-Term Debt:
Revolving credit loans	86,300	—	—	—	—	86,300
Term debt	1,318,999	—	205,088	—	—	1,524,087

	1,405,299	—	205,088	—	—	1,610,387
Equity	127,862	214,843	156,230	1,069,972	(1,441,045)	127,862

	$1,720,805	$1,236,596	$488,454	$1,720,839	$(3,021,255)	$2,145,439

CEDAR FAIR, L.P.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2010

(In thousands)

	Cedar Fair L.P. (Parent)	Co-Issuer Subsidiary (Magnum)	Co-Issuer Subsidiary (Cedar Canada)	Guarantor Subsidiaries	Eliminations	Total
Net revenues	$136,386	$245,983	$113,513	$863,677	$(381,967)	$977,592

Costs and expenses:
Cost of food, merchandise and games revenues	—	—	8,917	77,702	—	86,619
Operating expenses	5,534	164,750	42,551	580,534	(381,967)	411,402
Selling, general and administrative	15,093	71,454	10,839	36,615	—	134,001
Depreciation and amortization	35,569	95	16,205	74,927	—	126,796
Loss on impairment of goodwill and other intangibles	—	—	—	2,293	—	2,293
Loss on impairment / retirement of fixed assets, net	732	—	20	62,000	—	62,752

	56,928	236,299	78,532	834,071	(381,967)	823,863

Operating income	79,458	9,684	34,981	29,606	—	153,729
Interest expense (income), net	85,313	31,460	31,835	523	—	149,131
Net effect of swaps	10,508	—	7,686	—	—	18,194
Loss on early extinguishment of debt	24,831	—	10,458	—	—	35,289
Unrealized / realized foreign currency gain	—	(3,079)	(17,484)	—	—	(20,563)
Other (income) expense	750	(6,123)	1,811	3,562	—	—
(Income) loss from investment in affiliates	(18,394)	98	2,461	2,188	13,647	—

Income (loss) before taxes	(23,550)	(12,672)	(1,786)	23,333	(13,647)	(28,322)
Provision (benefit) for taxes	8,017	(320)	471	(4,923)	—	3,245

Net income (loss)	$(31,567)	$(12,352)	$(2,257)	$28,256	$(13,647)	$(31,567)

CEDAR FAIR, L.P.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

(In thousands)

	Cedar Fair L.P. (Parent)	Co-Issuer Subsidiary (Magnum)	Co-Issuer Subsidiary (Cedar Canada)	Guarantor Subsidiaries	Eliminations	Total
Net revenues	$122,722	$238,123	$108,133	$807,568	$(360,471)	$916,075

Costs and expenses:
Cost of food, merchandise and games revenues	—	—	8,433	76,507	—	84,940
Operating expenses	5,397	167,891	38,130	551,781	(360,471)	402,728
Selling, general and administrative	9,338	72,395	9,886	36,854	—	128,473
Depreciation and amortization	35,649	46	14,912	82,138	—	132,745
Loss on impairment of goodwill and other intangibles	—	—	—	4,500	—	4,500
Loss on impairment / retirement of fixed assets, net	206	—	33	5	—	244
(Gain) on sale of other assets	—	—	(23,098)	—	—	(23,098)

	50,590	240,332	48,296	751,785	(360,471)	730,532

Operating income (loss)	72,132	(2,209)	59,837	55,783	—	185,543
Interest expense (income), net	57,799	49,279	19,650	(2,066)	—	124,662
Net effect of swaps	3,069	—	6,101	—	—	9,170
Other (income) expense	1,609	(8,214)	3,118	4,791	—	1,304
(Income) loss from investment in affiliates	(33,059)	(42,528)	—	(25,504)	101,091	—

Income (loss) before taxes	42,714	(746)	30,968	78,562	(101,091)	50,407
Provision (benefit) for taxes	7,285	(7,858)	5,668	9,883	—	14,978

Net income	$35,429	$7,112	$25,300	$68,679	$(101,091)	$35,429

CEDAR FAIR, L.P.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

(In thousands)

	Cedar Fair L.P. (Parent)	Co-Issuer Subsidiary (Magnum)	Co-Issuer Subsidiary (Cedar Canada)	Guarantor Subsidiaries	Eliminations	Total
Net revenues	$152,848	$242,924	$125,231	$870,602	$(395,373)	$996,232

Costs and expenses:
Cost of food, merchandise and games revenues	—	—	9,909	80,717	—	90,626
Operating expenses	7,332	166,157	41,642	598,792	(395,373)	418,550
Selling, general and administrative	3,928	74,621	11,299	42,034	—	131,882
Depreciation and amortization	35,751	48	15,644	74,395	—	125,838
Loss on impairment of goodwill and other intangibles	—	—	—	86,988	—	86,988
Loss on impairment / retirement of fixed assets, net	8,403	—	—	22	—	8,425

	55,414	240,826	78,494	882,948	(395,373)	862,309

Operating income (loss)	97,434	2,098	46,737	(12,346)	—	133,923
Interest expense (income), net	64,250	53,608	21,615	(10,882)	—	128,591
Other (income) expense	937	(12,926)	3,373	9,177	—	561
(Income) loss from investment in affiliates	17,902	12,802	—	(15,300)	(15,404)	—

Income (loss) before taxes	14,345	(51,386)	21,749	4,659	15,404	4,771
Provision (benefit) for taxes	8,639	(6,760)	7,101	(9,915)	—	(935)

Net income (loss)	$5,706	$(44,626)	$14,648	$14,574	$15,404	$5,706

CEDAR FAIR, L.P.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

(In thousands)

	Cedar Fair L.P. (Parent)	Co-Issuer Subsidiary (Magnum)	Co-Issuer Subsidiary (Cedar Canada)	Guarantor Subsidiaries	Eliminations	Total
NET CASH (FOR) FROM OPERATING ACTIVITIES	$83,885	$(60,455)	$(3,649)	$41,756	$120,578	$182,115

CASH FLOWS FROM (FOR) INVESTING ACTIVITIES
Investment in joint ventures and affiliates	13,185	220,841	(113,173)	(275)	(120,578)	—
Capital expenditures	(26,165)	—	(7,433)	(38,108)	—	(71,706)

Net cash from (for) investing activities	(12,980)	220,841	(120,606)	(38,383)	(120,578)	(71,706)

CASH FLOWS FROM (FOR) FINANCING ACTIVITIES
Net payments on revolving credit loans	(63,100)	—	—	—	—	(63,100)
Term debt borrowings	680,000	480,000	15,000	—	—	1,175,000
Note borrowings	—	—	399,383	—	—	399,383
Intercompany term debt (payments) receipts	699,625	(696,875)	—	(2,750)	—	—
Term debt payments, including early termination penalties	(1,351,464)	(7,327)	(208,099)	—	—	(1,566,890)
Distributions (paid) received	(13,891)	57	—	—	—	(13,834)
Return of capital	—	75,247	(75,247)	—	—	—
Payment of debt issuance costs	(22,075)	(11,277)	(9,912)	—	—	(43,264)
Exercise of limited partnership unit options	—	7	—	—	—	7

Net cash from (for) financing activities	(70,905)	(160,168)	121,125	(2,750)	—	(112,698)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	126	—	—	126

CASH AND CASH EQUIVALENTS
Net increase (decrease) for the year	—	218	(3,004)	623	—	(2,163)
Balance, beginning of year	—	1,243	9,947	738	—	11,928

Balance, end of year	$—	$1,461	$6,943	$1,361	$—	$9,765

CEDAR FAIR, L.P.

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2009

(In thousands)

	Cedar Fair L.P. (Parent)	Co-Issuer Subsidiary (Magnum)	Co-Issuer Subsidiary (Cedar Canada)	Guarantor Subsidiaries	Eliminations	Total
NET CASH FROM (FOR) OPERATING ACTIVITIES	$139,738	$60,328	$19,961	$(186,113)	$151,283	$185,197

CASH FLOWS FROM (FOR) INVESTING ACTIVITIES
Investment in joint ventures and affiliates	(6,081)	200,695	—	(43,331)	(151,283)	—
Sale of Canadian real estate	—	—	53,831	—	—	53,831
Capital expenditures	(23,160)	—	(1,099)	(44,877)	—	(69,136)

Net cash from (for) investing activities	(29,241)	200,695	52,732	(88,208)	(151,283)	(15,305)

CASH FLOWS FROM (FOR) FINANCING ACTIVITIES
Net payments on revolving credit loans	63,600	—	—	—	—	63,600
Intercompany note borrowings (issuance)	—	(275,000)	—	275,000	—	—
Intercompany note (payments) receipts	7,250	(5,187)	—	(2,063)	—	—
Term debt payments, including early termination penalties	(105,315)	—	(56,014)	—	—	(161,329)
Distributions paid to partners	(68,342)	478	—	—	—	(67,864)
Return of capital	—	18,718	(18,718)	—	—	—
Payment of debt issuance costs	(7,694)	—	—	—	—	(7,694)
Exercise of limited partnership unit options	4					4

Net cash from (for) financing activities	(110,497)	(260,991)	(74,732)	272,937	—	(173,283)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	1,446	—	—	1,446

CASH AND CASH EQUIVALENTS
Net increase (decrease) for the period	—	32	(593)	(1,384)	—	(1,945)
Balance, beginning of period	—	1,211	10,540	2,122	—	13,873

Balance, end of period	$—	$1,243	$9,947	$738	$—	$11,928

CEDAR FAIR, L.P.

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2008

(In thousands)

	Cedar Fair L.P. (Parent)	Co-Issuer Subsidiary (Magnum)	Co-Issuer Subsidiary (Cedar Canada)	Guarantor Subsidiaries	Eliminations	Total
NET CASH FROM (FOR) OPERATING ACTIVITIES	$3,377	$(57,484)	$33,693	$28,757	$207,245	$215,588

CASH FLOWS FROM (FOR) INVESTING ACTIVITIES
Investment in subsidiaries	135,604	51,672	—	19,969	(207,245)	—
Acquisition of Paramount Parks, net of cash acquired	6,431	—	—	—	—	6,431
Capital expenditures	(23,745)	—	(9,205)	(50,531)	—	(83,481)

Net cash from (for) investing activities	118,290	51,672	(9,205)	(30,562)	(207,245)	(77,050)

CASH FLOWS FROM (FOR) FINANCING ACTIVITIES
Net payments on revolving credit loans	(11,386)	—	—	—	—	(11,386)
Intercompany term debt (payments) receipts	7,250	(7,250)	—	—	—	—
Term debt payments, including early termination penalties	(11,714)	—	(5,736)	—	—	(17,450)
Distributions paid to partners	(105,832)	754	—	—	—	(105,078)
Return of capital	—	5,710	(5,710)	—	—	—
Exercise of limited partnership unit options	15	4,526	—	—	—	4,541
Excess tax benefit from unit-based compensation expense	—	1,729	—	—	—	1,729

Net cash from (for) financing activities	(121,667)	5,469	(11,446)	—	—	(127,644)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	(2,522)	—	—	(2,522)

CASH AND CASH EQUIVALENTS
Net increase (decrease) for the period	—	(343)	10,520	(1,805)	—	8,372
Balance, beginning of period	—	1,554	20	3,927	—	5,501

Balance, end of period	$—	$1,211	$10,540	$2,122	$—	$13,873

PROSPECTUS

Offer to exchange

$405,000,000 principal amount of our 9 1/8% Senior Notes due 2018, which have been registered under the Securities Act of 1933, for any and all of our outstanding 9 1/8% Senior Notes due 2018.

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions or otherwise.